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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of   November 21, 2005.

Commission File Number   033-74656-99

                          WESTERN FOREST PRODUCTS INC.
                 (Translation of registrant's name into English)

        3rd Floor, 435 Trunk Road, Duncan,British Columbia Canada V9L 2P9
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):_________

NOTE: Regulation S-T Rule 101(b)(l) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                          WESTERN FOREST PRODUCTS INC.
                                                  (Registrant)

 Date    January 17, 2006                 By  /s/ Paul Ireland
                                              -----------------------------
                                                  (Signature)*
                                             Paul Ireland, Chief Financial
                                             Officer
----------
* Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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                           STANDBY PURCHASE AGREEMENT

      THIS AGREEMENT (the "AGREEMENT") has been entered into as of November 10, 2005, by and between

                  WESTERN FOREST PRODUCTS INC., a corporation existing under the laws of Canada;

                  ("WEF")

                  -and-

                  TRICAP MANAGEMENT LIMITED, a corporation existing under the laws of Ontario;

                  (the "STANDBY PURCHASER")

RECITALS:

A. WEF proposes to effect an offering of Rights to the holders of record of the Common Shares to finance in part the Acquisition and the Recapitalization, on the terms and conditions set forth in this Agreement; and

B. the Standby Purchaser will purchase any and all of the Subscription Receipts that are not otherwise purchased under the Rights Offering, on the terms and conditions set forth in this Agreement.

            NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto have agreed as set forth below.

                                    ARTICLE 1
                                 INTERPRETATION

1.1 DEFINITIONS. In this Agreement and in the recitals hereto, unless something in the subject matter is inconsistent therewith:

      "ACQUISITION" means the acquisition by WEF from TBI of all of the issued and outstanding common shares of Cascadia;

      "ACQUISITION AGREEMENT" means the agreement dated the date hereof between WEF and TBI regarding the Acquisition;

      "ADDITIONAL SUBSCRIPTION PRIVILEGE" has the meaning provided in Section
      2.5;

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      "AFFILIATE" of any Person means an associate of, or an affiliated, controlled or subsidiary company (and including any associate thereof), of such Person, all such terms (except person) having the meaning ascribed thereto by the Securities Act;

      "AIF" means WEF's annual information form for the fiscal year ended December 31, 2004, dated March 24, 2005;

      "BRIDGE LENDER" means the Standby Purchaser or such other entity as may be designated by the Standby Purchaser on behalf of the Brascan Bridge Lending Fund to be the lender under the Bridge Lending Commitment;

      "BRIDGE LENDING COMMITMENT" means the committed term sheet dated November 10, 2005 between WEF and the Standby Purchaser pursuant to which the Bridge Lender will lend WEF a total of approximately Cdn.$305,000,000, subject to the terms and conditions set out therein;

      "BUSINESS DAY" means any day, other than a Saturday or a Sunday, upon which banks are open for business in both the cities of Toronto and Vancouver;

      "CASCADIA" means Cascadia Forest Products Ltd., a corporation incorporated under the laws of British Columbia;

      "CLOSING DATE" means the fifth Business Day following the Expiry Time, or such other date as required by Section 5.3 or as may be agreed by WEF and the Standby Purchaser;

      "COMMON SHARES" means the Common Shares in the share capital of WEF;

      "DROP DEAD DATE" means 5:00 p.m. (Toronto time) on the date that is six months after the date hereof;

      "EXCHANGE CONDITIONS" shall have the meaning set forth in the Subscription Receipt Agreement;

      "EXPIRY TIME" means 5:00 p.m. (Toronto time) on the date set forth in the Final Prospectus, such date and time being the date and time on which the Rights shall expire and become null and void and such date being the later of January 11, 2006 and the 21st day following the date on which the Final Prospectus is mailed to holders of Common Shares as of the Record Date;

      "FINAL PROSPECTUS" means the final short form prospectus to be filed by WEF with the Securities Commissions in connection with the Rights Offering and in respect of which the Securities Commissions have issued a receipt (or analogous decision document) to WEF and, unless the context otherwise requires, includes all documents incorporated therein by reference;

      "FULLY DILUTED BASIS" means the number of Common Shares of WEF calculated after giving effect to the exchange of the Subscription Receipts but excluding the exercise or

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                                     - 3 -

      conversion of stock options granted pursuant to WEF's stock option plan and WEF's Class C Warrants;

      "GOVERNMENTAL ENTITY" means any (i) multinational, federal, provincial, territorial, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

      "HARBERT" means Harbert Distressed Investment Master Fund, Ltd.;

      "ISSUE PRICE" means for each of the Subscription Receipts 85% of the volume weighted average price of the Common Shares on the TSX for the ten day period ending on the day prior to the date of filing of the Final Prospectus, subject to a minimum price of $1.65 and a maximum price of $2.75;

      "LAWS" means any and all applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, instruments, policies, guidelines, notices, and general principles of common law and equity, binding on or affecting the Person referred to in the context in which the word is used;

      "MATERIAL ADVERSE CHANGE" means any change, development, event or occurrence with respect to WEF, any of its Material Subsidiaries or their respective business, condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), capital, operations, or results of operations, cash flow, income or prospects of WEF and its Material Subsidiaries, that is, or would reasonably be expected to be, material and adverse to WEF and its Material Subsidiaries, on a consolidated basis but does not include (a) any changes in economic, regulatory or political developments applicable to the forestry industry generally in British Columbia, (b) any changes in financial markets generally or (c) any change, event, occurrence or state of facts that directly arises out of or results from the announcement or pendency of the transactions contemplated by this Agreement;

      "MATERIAL CHANGE" means a material change for the purposes of Securities Laws.

      "MATERIAL FACT" means a material fact for the purposes of Securities Laws.

      "MATERIAL SUBSIDIARIES" means Western Pulp Limited, 4018982 Canada Inc., and WFP Lumber Sales Limited;

      "MISREPRESENTATION" has the meaning ascribed to such term for the purposes of Securities Laws;

      "MLIM FUNDS" means certain funds and accounts for which Merrill Lynch Investment Managers, L.P. or its investment adviser affiliates act as investment adviser;

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                                     - 4 -

      "PERSON" means an individual, company or corporation (with or without share capital), partnership, limited partnership, limited liability partnership, limited liability company, association, joint venture, syndicate, trust, estate, custodian, trustee, executor, administrator, nominee or other legal personal representative, or other entity or organization, including a Governmental Entity or political subdivision or an agency or instrumentality thereof;

      "PRELIMINARY PROSPECTUS" means the preliminary short form prospectus to be filed by WEF as soon as practicable after the date hereof with the Securities Commissions in connection with the Rights Offering and, unless the context otherwise requires, includes all documents incorporated therein by reference;

      "PROSPECTUS" means, collectively, the Preliminary Prospectus, the Final Prospectus, and any Prospectus Amendment;

      "PROSPECTUS AMENDMENT" means any amendment to the Preliminary Prospectus or the Final Prospectus and any amendment or supplemental prospectus;

      "PUBLIC DOCUMENTS" means (i) the AIF; (ii) WEF's audited consolidated financial statements, the notes thereto and the auditors report thereon for the fiscal year ended December 31, 2004 together with management's discussion and analysis pertaining thereto; (iii) WEF's interim unaudited consolidated financial statements for the three month period ended September 30, 2005, together with the management's discussion and analysis pertaining thereto; and (iv) WEF's management proxy circular dated May 9, 2005 prepared in connection with the annual meeting of Western's shareholders held on June 15, 2005;

      "QUALIFYING JURISDICTIONS" means British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec;

      "RECAPITALIZATION" means the redemption by WEF of its outstanding US$221,000,000 aggregate principal amount of 15% senior secured notes;

      "RECEIPTHOLDERS" means holders of Subscription Receipts;

      "RECORD DATE" means the record date for the purpose of the Rights Offering that will be established by WEF in the Final Prospectus;

      "REGISTRATION STATEMENT" means the registration statement on Form F-7, including the Final Prospectus and any Prospectus Amendment, filed by WEF with the SEC to register the Subscription Receipts and the Common Shares issuable upon the exchange of the Subscription Receipts under the U.S. Securities Act of 1933, as amended;

      "RIGHTS" means the transferable rights to subscribe for Subscription Receipts offered by WEF pursuant to the Rights Offering, with each holder of Common Shares receiving one right per Common Share held, and each Right entitling the holder thereof to subscribe for that number of Subscription Receipts equal to the Rights Ratio at the Subscription Price;

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                                       - 5 -

      "RIGHTS OFFERING" means the offering by WEF of Rights to the holders of Common Shares on the Record Date to purchase in the aggregate approximately $295,000,000 of Subscription Receipts at the Issue Price, with each holder of Common Shares as of the Record Date receiving one Right per Common Share held, as described in Article 2;

      "RIGHTS RATIO" means (A/B)/C, where A = $295,000,000; B = the Issue Price; and C = the number of Common Shares outstanding on the date of the Final Prospectus;

      "SEC" means the United States Securities and Exchange Commission;

      "SECURITIES" means, collectively, the Rights, the Subscription Receipts, the Common Shares issuable upon the exchange of the Subscription Receipts;

      "SECURITIES ACT" means the Securities Act, (Ontario), as amended;

      "SECURITIES COMMISSIONS" means, collectively, the securities commissions or similar securities regulatory authorities of the Qualifying Jurisdictions;

      "SECURITIES LAWS" means the applicable securities Laws of each of the Qualifying Jurisdictions, the rules and policies of the TSX and, as applicable, the applicable securities Laws of the United States ;

      "STANDBY PURCHASER" means Tricap Management Limited;

      "STANDBY SUBSCRIPTION RECEIPTS" shall have the meaning set forth in
      Section 3.1;

      "SUBSCRIPTION PRICE" means the Issue Price multiplied by the Rights Ratio;

      "SUBSCRIPTION RECEIPTS" means the subscription receipts, each of which is exchangeable for a Common Share, described in Section 2.3;

      "SUBSCRIPTION RECEIPT AGENT" means Computershare Trust Company of Canada;

      "SUBSCRIPTION RECEIPT AGREEMENT" means the subscription receipt agreement to be entered into by WEF and the Subscription Receipt Agent substantially in the form of the draft agreement attached as Schedule "A";

      "TBI" means Trilon Bancorp Inc., a corporation incorporated under the laws of Ontario;

      "TERMINATION DATE" means the earlier of (i) the Drop Dead Date, and (ii) the effective date upon which this Agreement is terminated pursuant to
      Article 10;

      "TRANSACTION AGREEMENTS" means collectively, the Subscription Receipt Agreement, the Acquisition Agreement, the Bridge Lending Commitment and this Agreement;

      "TRICAP GROUP" means Tricap Management Limited, each Co-Investor under the Agreement to Invest in Parallel dated January 7, 2001 between Tricap Management Limited, Trilon Securities Corporation, and certain Co-Investors, and any Person to

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                                     - 6 -

      whom a member of the Tricap Group assigns its rights pursuant to Section
      13.3 or transfers Rights or Subscription Receipts;

      "TSX" means the Toronto Stock Exchange;

      "UNITED STATES" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia; and

      "WEF" means Western Forest Products Inc., a corporation existing under the laws of Canada.

1.2 HEADINGS, ETC. The division of this Agreement into articles, sections, paragraphs and clauses and the provision of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this agreement", "hereof", "hereunder" and similar expressions refer to this Agreement as a whole and not to any particular article, section, paragraph, clause or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to articles, sections, paragraphs or clauses are to articles, sections, paragraphs or clauses of this Agreement.

1.3 PLURALITY AND GENDER. Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and the words importing persons shall include individuals, partnerships, trusts, corporations, governments and governmental authorities and vice versa.

1.4 CURRENCY. Unless otherwise specifically stated, all references to dollars and cents in this Agreement are to the lawful currency of Canada.

1.5 GOVERNING LAW. This Agreement shall be governed by, interpreted and enforced in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party hereby unconditionally and irrevocably submits to the nonexclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising out of this Agreement.

1.6 SEVERABILITY. If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. The parties hereto agree to negotiate in good faith a substitute provision which shall be as close as possible to the intention of any invalid or unenforceable provision as may be valid or enforceable. The invalidity or unenforceability of any provision in any particular jurisdiction shall not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

1.7 STATUTES. Any reference to a statute, act or Law shall include and shall be deemed to be a reference to such statute, act or Law and to the regulations, instruments and policies made

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                                     - 7 -

      pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute, act or Law that may be passed which has the effect of supplementing or superseding such statute, act or Law so referred to.

                                    ARTICLE 2
                                 RIGHTS OFFERING

2.1 CONDUCT OF RIGHTS OFFERING. Subject to and in accordance with the terms hereof, WEF agrees to offer, in accordance with Securities Laws and the Rights pursuant to the Prospectus to Persons that are the holders of record of Common Shares on the Record Date in the Qualifying Jurisdictions and the United States; provided that such offer in the United States may only be made to the extent permitted under applicable state securities or "blue sky" Laws.

2.2 PROCEEDS. All proceeds from the exercise of Rights will be held by the Subscription Receipt Agent in escrow and invested on behalf of the Receiptholders in accordance with the terms of the Subscription Receipt Agreement.

2.3 SUBSCRIPTION RECEIPTS. As provided in the Subscription Receipt Agreement, if the Exchange Conditions are satisfied on or before the Termination Date, each holder of a Subscription Receipt shall automatically receive, without the payment of any additional consideration, one Common Share for each Subscription Receipt held by the Receiptholder.

2.4 EXCHANGE DEADLINE. As further set out in the Subscription Receipt Agreement, if the Subscription Receipts have not been exchanged for Common Shares before the Drop Dead Date or if the Subscription Receipt Agreement is terminated, all issued and outstanding Subscription Receipts shall be automatically terminated and cancelled and each Receiptholder shall, on the third Business Day following the occurrence of such event, be entitled to receive an amount equal to the full Issue Price for each Subscription Receipt held by such Receiptholder and its pro rata share of any earned interest, income or other appreciation in value thereon, less applicable withholding taxes, if any.

2.5 ADDITIONAL SUBSCRIPTION PRIVILEGE. Each holder of record of Common Shares on the Record Date in a Qualifying Jurisdiction who has exercised his Rights in full by the Expiry Time shall have the right to subscribe for additional Subscription Receipts by the Expiry Time (if such are available) as a result of Rights that are not exercised at the Expiry Time, subject to pro ration (the "ADDITIONAL SUBSCRIPTION PRIVILEGE").

                                    ARTICLE 3
                               STANDBY COMMITMENT

3.1 STANDBY COMMITMENT. Subject to and in accordance with the terms hereof, the Standby Purchaser hereby agrees to purchase from WEF, and WEF hereby agrees to sell to the Standby Purchaser, at the Issue Price and on the Closing Date, each of the Subscription Receipts that were not otherwise subscribed for in the Rights Offering by holders of

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                                     - 8 -

      Rights prior to the Expiry Time (and for greater certainty, the Standby Purchaser shall purchase Subscription Receipts hereunder only to the extent that such Subscription Receipts were not otherwise subscribed for by a holder of Rights prior to the Expiry Time, including pursuant to a holder's Additional Subscription Privilege) (the "STANDBY SUBSCRIPTION RECEIPTS").

3.2 PAYMENT FOR STANDBY SUBSCRIPTION RECEIPTS. Subject to and in accordance with the terms hereof, on the Closing Date, the Standby Purchaser shall pay, in immediately available funds by wire transfer to an account designated by WEF, or by certified cheque payable to WEF, the aggregate Issue Price that is payable for the Standby Subscription Receipts.

3.3 STANDBY PURCHASER OPTION. If, following the closing of the Rights Offering (including, for greater certainty, the purchase of the Standby Subscription Receipts), the members of the Tricap Group, in the aggregate, do not hold that number of Subscription Receipts that, upon conversion and when aggregated with the greater of each member of the Tricap Group's existing shareholdings (i) on the Record Date and (ii) on the date the option is exercised, would result in the members of the Tricap Group holding at least 45% of the Common Shares on a Fully Diluted Basis, the Standby Purchaser will have the option, exercisable in whole or in part at any time within 10 Business Days of the Closing Date, to purchase that number of additional Subscription Receipts at the Issue Price that, upon conversion and when aggregated with the greater of each member of the Tricap Group's existing shareholdings (i) on the Record Date and (ii) on the date the option is exercised, would result in the members of the Tricap Group holding 45% of the Common Shares on a Fully Diluted Basis.

                                    ARTICLE 4
                                COVENANTS OF WEF

4.1 Subject to and in accordance with the terms hereof, WEF undertakes and agrees with and in favour of the Standby Purchaser that:

      (a) PRELIMINARY PROSPECTUS. It shall prepare and, as soon as reasonably practicable, it shall file with the Securities Commissions, the Preliminary Prospectus (in the English and French languages, as appropriate).

      (b) FINAL PROSPECTUS AND QUALIFICATION. As soon as reasonably practicable following receipt of all necessary regulatory approvals in respect of the Preliminary Prospectus, WEF shall file with the Securities Commissions the Final Prospectus (in the English and French languages, as appropriate), comfort letters, auditor and counsel consents and other requisite filings and documentation, and shall file the Registration Statement with the SEC, and take all other reasonable steps and proceedings that may be necessary within the time limits prescribed by Securities Laws in order to qualify the distribution of the Securities in each of the Qualifying Jurisdictions and the United States.

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                                     - 9 -

      (c) SUPPLEMENTARY MATERIAL. If required by Securities Laws, it shall prepare and file within the time limits prescribed by Securities Laws any Prospectus Amendment or any amending or supplemental documentation or any similar document required to be filed by it under the Securities Laws. It shall also promptly, and in any event within any applicable time limitation, comply with all applicable filing and other requirements under the Securities Laws as a result of any material change.

      (d) CONSENTS AND APPROVALS. It will use its reasonable best efforts to obtain all necessary consents, approvals or exemptions for the creation, offering and issuance of the Securities and the entering into and performance by it of this Agreement and the transactions contemplated herein and in the other Transaction Agreements (including, for greater certainty, the issuance of the Rights, the Subscription Receipts and the Common Shares issuable upon the exchange of the Subscription Receipts).

      (e) CEASE TRADE ORDER OR OTHER INVESTIGATION. From the date hereof through the earlier of (i) the Closing Date and (ii) the termination of this Agreement, it will promptly notify the Standby Purchaser in writing of any notice, written demand, request, inquiry or other correspondence (in each case, both formal or informal) by any Securities Commission, the TSX or other Governmental Entity (x) that concerns any matter relating to the affairs, securities, directors or officers of WEF that may affect the Rights Offering or any other transaction contemplated herein and in the other Transaction Agreements, or (y) that relates to the issuance, or threatened or contemplated issuance, by any such Person of any order suspending or preventing the use of the Prospectus or any cease trading or similar order or ruling relating to any securities of WEF. Any notice delivered to the Standby Purchaser pursuant to this Section shall contain reasonable details of the notice, demand, request, inquiry, correspondence, order or ruling in question. WEF shall use all reasonable efforts to prevent the issuance of any orders contemplated in this Section 4.1(e) and, if issued, to obtain their prompt withdrawal.

      (f) TSX LISTING. It shall take all action as may be required and appropriate so that each of the Rights, the Subscription Receipts and the Common Shares issuable upon exchange of the Subscription Receipts are approved for listing and posting for trading on the TSX as of the Closing Date, subject to receipt of customary final documentation.

      (g) SECURITIES LAWS. It shall take all action as may be necessary and appropriate so that the Rights Offering and the other transactions contemplated in this Agreement and in the other Transaction Agreements will be effected in accordance with Securities Laws. It shall consult with the Standby Purchaser and its advisors and representatives upon the Standby Purchaser's reasonable request regarding the manner in which the Rights Offering and the other transactions contemplated herein and in the other Transaction Agreements will comply with applicable Securities Laws, and it shall provide to the Standby Purchaser and its advisors copies of any documents that are to be submitted by it to any Securities

            Commission, the SEC or other regulatory authority for such purpose (including, for greater certainty, the Prospectus, the Registration Statement, any agreement or instrument required to be filed and such reports, comfort letters, opinions and other agreements or instruments that may be reasonably requested by the Standby Purchaser) prior to being so submitted and it shall give the Standby Purchaser and its advisors an opportunity to comment on same.

      (h) OBTAINING OF REPORT. It will cause Computershare Investor Services Inc. to deliver to the Standby Purchaser, as soon as is practicable following the Expiry Time, details concerning the total number of Subscription Receipts duly subscribed and paid for by holders of Rights under the Rights Offering, including those Subscription Receipts subscribed and paid for pursuant to the Additional Subscription Privilege.

      (i) DUE DILIGENCE. Prior to the Closing Date, WEF shall permit the Standby Purchaser and its advisors and representatives to participate in the preparation of the Prospectus and shall allow the Standby Purchaser and its advisors and representatives to conduct all due diligence investigations that it reasonably determines to be advisable from time to time, provided that such do not cause undue interference to the ordinary course of conduct of WEF's business. WEF shall co-operate to the fullest extent possible in arranging such meetings as the Standby Purchaser considers necessary or desirable to facilitate its due diligence review. WEF shall authorize all necessary parties to grant full disclosure of all information relating to WEF and any of its subsidiaries to the advisors and representatives of the Standby Purchaser (subject to such limitations as are necessary having regard to matters such as competitively sensitive information).

      (j) MAILING OF MATERIALS. It will effect and complete the mailing of commercial copies of the Final Prospectus to each of the registered holders of the Common Shares as soon as practicable following the Record Date and to the beneficial holders of Common Shares in the manner contemplated by National Instrument 54-101 as soon as practicable following the Record Date.

      (k) APPLICATION OF PROCEEDS. It shall apply the proceeds from the Rights Offering to finance in part the Acquisition and the Recapitalization, and the other matters related thereto.

                                    ARTICLE 5
                                    CHANGES

5.1 MATERIAL CHANGE DURING DISTRIBUTION. During the period from the date of this Agreement to the Closing Date, WEF shall promptly notify the Standby Purchaser in writing of the full particulars of:

      (a) any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of WEF and its subsidiaries taken as a whole;

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                                     - 11 -

      (b) any fact, event or circumstance which has arisen or been discovered and would have been required to have been stated in the Prospectus had the fact, event or circumstance arisen or been discovered on, or prior to, the date of the Prospectus; and

      (c) any change in any matter (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Prospectus, including all documents incorporated by reference, that would have been required to be stated or disclosed in the Prospectus had it arisen or been discovered on, or prior to, the date of the Prospectus, that is, or may be, of such a nature as to render any statement in the Prospectus misleading or untrue or that would result in the Prospectus not containing full, true and plain disclosure of all material facts relating to WEF, its subsidiaries and the Securities or a misrepresentation in the Prospectus or which would result in the Prospectus not complying (to the extent that such compliance is required) with Securities Laws.

      WEF shall promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Standby Purchaser, with all applicable filings and other requirements under the Securities Laws as a result of any of the foregoing. However, WEF shall not file any Prospectus Amendment or other document without first obtaining approval from the Standby Purchaser, after consultation with the Standby Purchaser with respect to the form and content thereof, which approval will not be unreasonably withheld or delayed. WEF shall in good faith discuss with the Standby Purchaser any fact, event or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt as to whether written notice to the Standby Purchaser need be given under this paragraph.

5.2 CHANGE IN SECURITIES LAWS. If during the period of distribution to the public of the Subscription Receipts, there shall be any change in the Securities Laws which, in the reasonable opinion of either WEF or the Standby Purchaser, requires the filing of a Prospectus Amendment, WEF shall, to the satisfaction of the Standby Purchaser, acting reasonably, promptly prepare and file such Prospectus Amendment and any other materials required to be filed with the appropriate securities regulatory authority in each of the Qualifying Jurisdictions and the SEC where such filing is required.

5.3 CHANGE IN CLOSING DATE. If a material change or a change in a material fact occurs prior to the Closing Date, then, provided that none of the rights to terminate this Agreement pursuant to Article 10 hereof has otherwise been exercised, the Closing Date shall be, unless WEF and the Standby Purchaser otherwise agree in writing, the sixth Business Day following the date on which all applicable filings or other requirements of the Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Jurisdictions and any appropriate MRRS decision documents obtained for such filings and notice of such filings from WEF or WEF's counsel have been received by the Standby Purchaser, however, in no event shall the Closing Date be later than the Drop Dead Date.

                                    ARTICLE 6
                      REPRESENTATIONS AND WARRANTIES OF WEF

6.1   WEF represents and warrants to the Standby Purchaser that:

      (a) WEF has been duly incorporated and organized and is validly existing and in good standing under, the Canada Business Corporations Act and has all requisite corporate power to conduct its business as currently conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which the material conduct of its business or its ownership or leasing of material property requires such qualification.

      (b) The authorized capital of WEF consists of an unlimited number of Common Shares and an unlimited number of preferred shares, of which there were, as at November 7, 2005, 25,631.795 Common Shares issued and outstanding. Except as described in this subsection (b) and other than the Standby Purchaser, no person, firm or corporation has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase from WEF, of any Common Shares or other securities of WEF, other than stock options granted pursuant to WEF's Option Plan and the holders of WEF's Class C Warrants.

      (c) Each of the Material Subsidiaries is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate power to conduct its business as currently conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which the material conduct of its business or its ownership or leasing of material property requires such qualification.

      (d) All issued and outstanding shares of WEF have been duly authorized and validly issued, and are fully paid and non-assessable. When issued and delivered to the respective purchasers and paid for by the respective purchasers in accordance with the terms and conditions of the Rights Offering and/or the terms and conditions of this Agreement, the Securities will be validly issued, fully paid and non-assessable and will be free and clear of all liens, pledges, claims, encumbrances, security interests and other restrictions, except for restrictions on resale or transfer imposed under Securities Laws or by the Securities Commissions, the SEC or the TSX. The issuance of the Securities will not be subject to any pre-emptive or similar rights (it being acknowledged by the Standby Purchaser that the number of Standby Subscription Receipts that it may be entitled to receive pursuant to this Agreement will depend on the number of Subscription Receipts issued to those Persons who have exercised Rights prior to the Expiry Time).

      (e)   The execution, delivery and performance by WEF of this Agreement:

            (i) has been duly authorized by all necessary corporate action on its part;

            (ii) does not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) violate its articles of incorporation or by-laws or result in a breach of, a violation of, or constitute a default under, or conflict with, any provision of any indenture, mortgage, agreement, contract or other instrument to which WEF or any of its subsidiaries is a party or by which WEF or any of its subsidiaries or any of their respective properties or assets is bound that would, individually or in the aggregate, result in a Material Adverse Change or have a material adverse effect on the Rights Offering, the other transactions contemplated herein and in the other Transaction Agreements, or on the respective businesses of WEF and its subsidiaries; and

            (iii) will not result in the violation of any applicable Law, excluding for this purpose any breaches or violations of or conflicts with applicable Laws that would not, individually or in the aggregate, result in a Material Adverse Change or have a material adverse effect on the Rights Offering, the other transactions contemplated herein and in the other Transaction Agreements, or on the respective businesses of WEF and its subsidiaries.

      (f) This Agreement has been duly executed and delivered by WEF and constitutes a legal, valid and binding obligation of WEF, enforceable against it in accordance with its terms, subject only to
            (i) any limitation under applicable Laws relating to bankruptcy, insolvency, arrangements or other laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

      (g) WEF is a reporting issuer in good standing in all of the Qualifying Jurisdictions (other than Manitoba).

      (h) No consent, approval, order or authorization of, or declaration, filing or notification with any Governmental Entity or any third party is required by or with respect to WEF or any of its Affiliates in connection with the execution and delivery of this Agreement or the consummation of the transactions by WEF contemplated hereby, other than (i) the consents, approvals, or authorizations that may be required by the Securities Laws of any Qualifying Jurisdictions or the United States and (ii) consents, approvals, authorizations, filings or notifications that may be required as a result of the Standby Purchaser and its affiliates acquiring ownership of, or control or direction over, a sufficient number of voting shares of WEF as may necessitate filings under the Competition Act (Canada).

      (i) There are no legal or governmental proceedings pending, or to WEF's knowledge, threatened to which WEF or any of its subsidiaries is a party and which, if determined adversely, would have a material adverse effect on WEF and its subsidiaries, on a consolidated basis, other than proceedings accurately described in all material respects in the Public Documents and proceedings that would not have a material adverse effect on WEF and its subsidiaries, on a consolidated basis, or on the power or ability of WEF to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

      (j) WEF is not in violation of any of the rules and policies of the TSX, including the applicable listing requirements of the TSX, and its Common Shares are currently listed thereon.

      (k) The Public Documents and any other filings made by WEF with any securities authorities or the TSX were at the respective dates of such filings, true and correct in all material respects, and contain no misrepresentation pertaining to WEF or any of its subsidiaries and WEF does not have any confidential filings with any securities authority or the TSX.

6.2 SURVIVAL. All representations and warranties of WEF contained in this Agreement shall continue in full force and effect notwithstanding any investigation; inquiry or other steps which may be taken by or on behalf of the Standby Purchaser, but shall expire upon the exchange of the Subscription Receipts for Common Shares pursuant to the Subscription Receipt Agreement.

                                    ARTICLE 7
              COVENANTS, REPRESENTATIONS AND WARRANTIES OF STANDBY
                                    PURCHASER

7.1 REPRESENTATIONS. The Standby Purchaser represents and warrants to WEF that:

      (a) It is a corporation organized and existing under the Laws of Ontario and that it has the corporate power to enter into and perform its obligations under this Agreement.

      (b) The execution, delivery and performance by the Standby Purchaser of this Agreement:

            (i) has been duly authorized by all necessary corporate action on its part;

            (ii) does not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with, any of the terms or provisions of which it is a party or pursuant to which any of its assets or property may be affected that would, individually or in the aggregate, have a material adverse effect on the ability of the Standby Purchaser to perform its obligations hereunder; and

            (iii) will not result in the violation of any applicable Law, excluding for this purpose any breaches or violations of, or conflicts with, applicable Laws that would not individually or in the aggregate have a material adverse effect on the ability of the Standby Purchaser to perform its obligations hereunder.

      (c) This Agreement has been duly executed and delivered by the Standby Purchaser and constitutes a legal, valid and binding obligation of the Standby Purchaser, enforceable against it in accordance with its terms, subject only to (i) any limitation under applicable Laws relating to bankruptcy, insolvency, arrangement or other laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

      (d) No consent, approval, order or authorization of, or declaration, filing or notification with, any Governmental Entity is required by or with respect to the Standby Purchaser or any of its affiliates in connection with the execution and delivery of this Agreement or the consummation of the transactions by the Standby Purchaser contemplated hereby, other than (i) consents, approvals, or authorizations that may be required by the Securities Laws of any Qualifying Jurisdictions or the United States and (ii) consents, approvals, authorizations, filings or notifications that may be required by any Securities Commissions or with any competition or antitrust authority.

      (e) The Standby Purchaser will have, on the Closing Date (regardless of the number of Rights that are exercised by the holders of Rights prior to the Expiry Time) sufficient funds to make and complete the payment for all of the Standby Subscription Receipts and the availability of such funds will not be subject to the consent, approval or authorization of any Person(s), and the Standby Purchaser acknowledges that it shall, in conjunction with WEF, be required in accordance with Section 6.1 of National Instrument 45-101 -- Rights Offerings, to deliver at or prior to the time of filing of the Preliminary Prospectus with the Securities Commissions evidence that it will have sufficient funds on the Closing Date to make and complete the payment for all of the Standby Subscription Receipts to the Securities Commissions.

7.2 COVENANTS. Subject to and in accordance with the terms hereof, the Standby Purchaser undertakes and agrees with and in favour of WEF that:

      (a) It will use its reasonable best efforts to obtain all necessary consents, approvals or exemptions for the creation, offering and issuance of the Securities and the entering into and performance by it of this Agreement.

      (b) It will co-operate with WEF in obtaining such consents and approvals as are required in order to permit the Standby Purchaser to acquire all of the Common Shares that may be issued to it on exchange of all Subscription Receipts acquired by it pursuant to this Agreement.

      (c) It will co-operate with WEF in the preparation and filing of the Prospectus to the extent information is required from the Standby Purchaser or is otherwise contemplated hereunder.

7.3 SURVIVAL. All representations and warranties of the Standby Purchaser contained in this Agreement shall continue in full force and effect notwithstanding any investigation, inquiry or other steps which may be taken by or on behalf of WEF, but shall expire upon the exchange of the Subscription Receipts for Common Shares pursuant to the Subscription Receipt Agreement.

                                    ARTICLE 8
                             CLOSING AND CONDITIONS

8.1 CLOSING. The closing of the issuance by WEF and the purchase by the Standby Purchaser of the Standby Subscription Receipts to be purchased by the Standby Purchaser hereunder shall be completed at the offices of Torys LLP, 79 Wellington Street West, Toronto, Ontario, at 2:00 p.m. on the Closing Date or at such other time and/or on such other date and/or at such other place as WEF and the Standby Purchaser may agree upon in writing. On such date, and upon payment being made by the Standby Purchaser in accordance with Section 3.2, definitive certificates representing the number of Subscription Receipts underlying the number of Standby Subscription Receipts to be purchased by the Standby Purchaser hereunder shall be delivered to the Standby Purchaser by WEF and such certificates shall be registered in the name of the Standby Purchaser or one or more designees of the Standby Purchaser, as the Standby Purchaser may direct, in its sole and absolute discretion.

8.2 MUTUAL CONDITIONS. The respective obligations of each of WEF and the Standby Purchaser to complete the issuance by WEF and the purchase by the Standby Purchaser of the Standby Subscription Receipts are subject to the following conditions being satisfied in full:

      (a) There shall not be any claims, litigation, investigations or proceedings, including appeals and applications for review, in progress, or to the knowledge of WEF or the Standby Purchaser, pending or threatened, including, without limitation by or before any Governmental Entity, in relation to any of the Common Shares, the Rights Offering or the Securities, any of which suspends or ceases trading in the Rights or Common Shares or operates to prevent or restrict the lawful distribution of the Securities.

      (b) There shall not be any order issued by a Governmental Entity pursuant to applicable Laws, nor shall there be any change of Law, in either case which suspends or ceases trading in the Rights or the Common Shares or operates to prevent or restrict the lawful distribution of the Securities.

      (c)   The Rights and Common Shares shall be listed on the TSX.

      (d) The TSX shall have approved the listing of the Subscription Receipts and Common Shares issuable upon the conversion of the Subscription Receipts, subject to the filing of customary documents and the TSX.

8.3 CONDITIONS IN FAVOUR OF STANDBY PURCHASER. The obligation of the Standby Purchaser to complete the purchase of the Standby Subscription Receipts is subject to the following conditions being satisfied in full, which conditions are for the exclusive benefit of the Standby Purchaser, any of which may be waived, in whole or in part, by the Standby Purchaser, in its sole and absolute discretion:

      (a) All actions required to be taken by or on behalf of WEF including the passing of all requisite resolutions of the directors of WEF and all requisite filings with any Governmental Entity will have occurred on or prior to the Closing Date, so as to validly authorize the execution and filing of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment and to create and issue the Securities, in each case having the attributes contemplated by the Prospectus, and WEF will have taken all requisite actions, including the passing of all requisite resolutions of the directors of WEF, and have made and/or obtained all necessary filings, approvals, orders, rulings and consents of all relevant securities regulatory authorities and other Governmental Entities required in connection with the Rights Offering, the other transactions contemplated herein and in the other Transaction Agreements and the purchase of Standby Subscription Receipts by the Standby Purchaser as contemplated by this Agreement (but excluding, for greater certainty, such filings, approvals, orders, rulings and consents, as may be needed to permit the Standby Purchaser to acquire all of the Common Shares that may be issued to it on conversion of all Subscription Receipts acquired by it pursuant to this Agreement).

      (b) The Standby Purchaser shall have received, with respect to such matters as it may reasonably request, a legal opinion dated as of the Closing Date from counsel to WEF as to matters of law (who may rely on the opinion of counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Ontario or the laws of Canada applicable therein or the State of New York and federal laws of the United States applicable therein, and who may rely, to the extent appropriate in the circumstances, as to matters of fact, on certificates of officers of WEF).

      (c) No Material Adverse Change shall have occurred since the date hereof.

      (d) No event of default or default pursuant to the Bridge Lending Commitment shall have occurred under the terms of the Bridge Lending Commitment and be continuing.

      (e) Each of the parties to the Transaction Agreements (other than the Standby Purchaser) shall have performed such of their obligations thereunder which are to be performed or completed at or prior to the Closing Date to the satisfaction of the Standby Purchaser, acting reasonably.

      (f) The Standby Purchaser shall have received at Closing a certificate or certificates dated the Closing Date and signed on behalf of WEF by the Chief Executive Officer and the Chief Financial Officer of WEF or such other officers of WEF acceptable to the Standby Purchaser, acting reasonably, in form and content satisfactory to the Standby Purchaser, acting reasonably, addressed to the Standby Purchaser certifying for and on behalf of WEF after having made due enquiry, with respect to the following matters:

            (i)   its constating documents;

            (ii) the resolutions of its board of directors relevant to the approval of the Prospectus and the signing and filing thereof, the allotment, issue and sale of the Securities and the authorization of this Agreement and the other Transaction Agreements and transactions contemplated herein and therein; and

            (iii) the incumbency and signatures of its authorized signing officers;

      (g) WEF shall have performed or complied with, in all material respects, each of its covenants contained in this Agreement and each of its representations and warranties shall be true and correct and the Standby Purchaser shall have received at Closing a certificate or certificates dated the Closing Date and signed on behalf of WEF by the Chief Executive Officer and the Chief Financial Officer of WEF or such other officers of WEF acceptable to the Standby Purchaser, acting reasonably, in form and content satisfactory to the Standby Purchaser, acting reasonably, addressed to the Standby Purchaser certifying for and on behalf of WEF after having made due enquiry and after having carefully examined the Prospectus, including all documents incorporated by reference that:

            (i) since the respective dates as of which information is given in the Final Prospectus, as amended or supplemented by any Prospectus Amendment, there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of WEF and its subsidiaries on a consolidated basis, and none of the management or the board of directors of WEF or any of its subsidiaries has approved any transaction out of the ordinary course of business other than as disclosed in the Final Prospectus or any Prospectus Amendment;

            (ii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Securities or any other securities of WEF or prohibiting the sale of the Securities has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Securities Laws or by any Governmental Entity;

            (iii) WEF has duly performed or complied with all terms, conditions and covenants of this Agreement on its part to be complied with or to be satisfied by it up until Closing; and

            (iv) the representations and warranties of WEF contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Date.

      (h) The Standby Purchaser shall have received (i) a long-form "comfort letter" from the external auditors to WEF dated as of the date of the Final Prospectus (with the requisite procedures to be completed by the auditors within two Business Days of the date of the Final Prospectus) addressed to the Standby Purchaser, in form and substance satisfactory to the Standby Purchaser, acting reasonably, with respect to, inter alia, the financial and accounting data (both audited and unaudited) contained in or incorporated by reference in the Prospectus, and (ii) a bringdown letter in respect of the comfort letter dated as of the Closing Date (with a "cut-off date" no earlier than two Business Days before the Closing Date).

8.4 CONDITIONS IN FAVOUR OF WEF. The obligation of WEF to issue the Standby Subscription Receipts to the Standby Purchaser is subject to the following conditions being satisfied in full which conditions are for the exclusive benefit of WEF, any of which may be waived, in whole or in part, by WEF, in its sole and absolute discretion:

      (a) All actions required to be taken by or on behalf of the Standby Purchaser including the passing of all requisite resolutions of the directors of the Standby Purchaser and all requisite filings with any Governmental Entity will have occurred on or prior to the Closing Date, and the Standby Purchaser will have made and/or obtained all necessary filings, approvals, orders, rulings and consents of all relevant securities regulatory authorities and Governmental Entities required in connection with the Rights Offering, the purchase of Standby Subscription Receipts by the Standby Purchaser as contemplated by this Agreement and the exchange of the Subscription Receipts comprising the Standby Subscription Receipts for Common Shares (but excluding, for greater certainty, such filings, approvals, orders, rulings and consents, as may be needed to permit the Standby Purchaser to acquire all of the Common Shares that may be issued to it on conversion of all Subscription Receipts acquired by it pursuant to this Agreement).

      (b) The Standby Purchaser shall have performed or complied with, in all material respects, each of its covenants contained in this Agreement and each of its representations and warranties shall be true and correct and WEF shall have received at Closing a certificate or certificates dated the Closing Date and signed on behalf of the Standby Purchaser by such officers of the Standby Purchaser acceptable to WEF, acting reasonably, addressed to WEF certifying for and on behalf of the Standby Purchaser after having made due enquiry that:

            (i) the Standby Purchaser has duly complied with the terms, conditions and covenants of this Agreement on its part to be complied with up until Closing; and

            (ii) the representations and warranties of the Standby Purchaser contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Date.

      (c) Each of the parties to the Transaction Agreement (other than Western), shall have performed such of their obligations which are to be performed or completed at or prior to the Closing Date to the satisfaction of Western, acting reasonably.

8.5 Each of WEF and the Standby Purchaser agrees that it will use commercially reasonable efforts to cause the conditions set forth in this Article 8 to be satisfied to the extent that such conditions relate to acts to be performed or caused to be performed by such party.

                                    ARTICLE 9
                    CONFIDENTIALITY AND PUBLIC ANNOUNCEMENT

9.1 CONFIDENTIALITY. None of the parties hereto shall, without the prior consent of the other parties, disclose the existence of this Agreement or its terms, the possibility of the Rights Offering or other transactions contemplated herein or any of their respective possible terms, or any related discussions, except that such disclosure may be made to any party's officers, directors, partners, advisors and employees, and in the case of the Standby Purchaser, to such Persons as may be necessary for the Standby Purchaser to exercise its rights pursuant to Section 13.3, who require such information for the purpose of consummating the transactions contemplated by this Agreement or as may otherwise be required by Law or the rules of the TSX, and except that WEF may make such disclosure to Harbert and MLIM Funds as may be necessary in order to secure their support for the Rights Offering, Acquisition and Bridge Lending Commitment, as applicable.

9.2 PUBLIC ANNOUNCEMENT. The parties hereto will make a public announcement regarding this Agreement contemporaneously with (or that shall be included within) the public announcement to be made by WEF regarding the Rights Offering. At any time after the public announcement of this Agreement, the Standby Purchaser may, subject to applicable legal restrictions, place an announcement in such newspapers and publications as it may choose, stating that the Standby Purchaser has acted as set forth herein in connection with the transactions contemplated herein, provided that the Standby Purchaser shall submit a copy of any such announcement to WEF for its approval, which shall not be unreasonably withheld or delayed. Furthermore, the Standby Purchaser may use, from time to time, WEF's name and logo and a brief description of the transaction in publications and/or marketing materials prepared and/or distributed by the Standby Purchaser, subject to WEF's prior written consent, such consent not to be unreasonably withheld.

                                   ARTICLE 10
                                  TERMINATION

10.1 TERMINATION BY WEF OR STANDBY PURCHASER. Either WEF or the Standby Purchaser may terminate and cancel its obligations under this Agreement, without any liability on its part, if any of the conditions set out in Section 8.2 is not satisfied on or before the Closing Date.

10.2 TERMINATION BY WEF. WEF may terminate and cancel its obligations under this Agreement, without any liability on its part, if: (i) the Bridge Lender is in default of its obligations under the Bridge Lending Commitment; (ii) TBI is in default of its obligations under the Acquisition Agreement; or (iii) the Standby Purchaser is in default of its obligations hereunder, and, in each case, the Bridge Lender, TBI, or the Standby Purchaser (as the case may be) fails to remedy such breach on or before the earlier of the date that is (a) 30 days following the date upon which Western has provided written notice of such breach and (b) the Drop Dead Date.

10.3 TERMINATION BY THE STANDBY PURCHASER. The Standby Purchaser may terminate and cancel its obligations under this Agreement, without any liability on its part, if:

      (a) WEF is in default of its obligations hereunder or under the Acquisition Agreement or the Bridge Loan Commitment, and fails to remedy such breach on or before the earlier of the date that is (i) 30 days following the date upon which the Standby Purchaser has provided written notice of such breach and (ii) the Drop Dead Date; or

      (b) the Rights Offering is terminated or cancelled or the closing (as contemplated at Article 8 hereof) of the Rights Offering has not occurred on or before the Drop Dead Date.

10.4 Notwithstanding any other provision hereof, should WEF or the Standby Purchaser validly terminate this Agreement pursuant to, and in accordance with, this Article 10, the obligations of both WEF and the Standby Purchaser under this Agreement shall terminate and there shall be no further liability on the part of the Standby Purchaser to WEF or on the part of WEF to the Standby Purchaser hereunder except for (i) any breach of this Agreement which occurred on or prior to the termination or (ii) for any liability of any party that exists at such time or that may arise thereafter pursuant to Article 11 hereof.

                                   ARTICLE 11
                                 INDEMNIFICATION

11.1 WEF covenants and agrees to protect, indemnify and hold harmless the Standby Purchaser for and on behalf of itself and for and on behalf of and in trust for each of its affiliates and its and their respective directors, officers, shareholders, partners, employees and agents (collectively, the "TRICAP INDEMNIFIED PARTIES") from and against any and all direct and indirect losses, claims, damages, liabilities, costs or expenses which any of them may be subject to or suffer or incur:

      (a) by reason of or in any way arising, directly or indirectly, out of any Misrepresentation or alleged Misrepresentation in the Prospectus (other than a Misrepresentation in the Prospectus attributable to information provided by or on behalf of the Tricap Indemnified Parties in respect of themselves or in respect of Cascadia); and/or

      (b) by reason of or in any way, directly or indirectly, out of any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any Governmental Entity or by any other Person, based upon any Misrepresentation or alleged Misrepresentation in the Prospectus (other than a Misrepresentation in the Prospectus attributable to information provided by or on behalf of the Tricap Indemnified Parties in respect of themselves or in respect of Cascadia); and/or

      (c) the non-compliance or alleged non-compliance by WEF with any requirement of the Securities Laws or any other applicable Laws in connection with the Rights Offering; and/or

      (d) by reason of, or in any way arising, directly or indirectly, out of any breach or default of or under any representation, warranty, covenant or agreement of WEF contained herein,

11.2 The Standby Purchaser covenants and agrees to protect, indemnify and hold harmless WEF for and on behalf of itself and for and on behalf of and in trust for each of its directors, officers, employees and agents from and against any and all losses, claims, damages, liabilities, costs or expenses caused or incurred by reason of, or in any way arising, directly or indirectly, out of (i) any breach or default of or under any representation, warranty, covenant or agreement of the Standby Purchaser contained herein, or (ii) any information relating solely to the Standby Purchaser that the Standby Purchaser provided to WEF in writing or that results primarily from any action taken by the Standby Purchaser that is contrary to applicable Laws.

11.3 The indemnification by WEF contained in Section 11.1 will not apply in respect of any losses, claims, damages, liabilities, costs or expenses caused or incurred by reason of or arising out of any Misrepresentation, order, inquiry, investigation or other matter or thing referred to herein which is based upon or results directly from (i) any information relating solely to the Standby Purchaser that the Standby Purchaser provided to WEF in writing or (ii) any information relating solely to Cascadia that results primarily from any action taken by the Standby Purchaser that is contrary to applicable Laws.

11.4 In the event that any claim, action, suit or proceeding, including, without limitation, any inquiry or investigation (whether formal or informal), is brought or instituted against any of the Persons in respect of which indemnification is or might reasonably be considered to be provided for herein, such Person (an "INDEMNIFIED PARTY") shall promptly notify the Person from whom indemnification is being sought (being either WEF under Section 11.1 or the Standby Purchaser under Section 11.2, as the case may be (the "INDEMNIFYING PARTY")) and the Indemnifying Party shall promptly retain counsel who shall be reasonably satisfactory to the Indemnified Party to represent the Indemnified Party in such claim, action, suit or proceeding, and the Indemnifying Party shall pay all of the reasonable fees and disbursements of such counsel relating to such claim, action, suit or proceeding.

11.5 In any such claim, action, suit or proceeding, the Indemnified Party shall have the right to retain other counsel to act on such Person's behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Party unless:

      (a) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such other counsel; or

      (b) the named parties to any such claim, action, suit or proceeding (including any added, third or impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defenses);

      provided, however, the Indemnifying Party shall not, in connection with any such claim, action, suit or proceeding in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate legal firm for all persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for herein and such firm shall be designated in writing by the Indemnified Party (on behalf of itself and its directors, officers, employees and agents).

11.6 Notwithstanding anything herein contained, neither WEF nor the Standby Purchaser shall agree to any settlement of any such claim, action, suit or proceeding unless the other has consented in writing thereto, and neither party shall be liable for any settlement of any such claim, action, suit or proceeding unless it has consented in writing thereto.

11.7 If the indemnification provided for in Article 11 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any losses, claims, damages or liabilities referred to herein, the Indemnifying Party, in lieu of indemnifying such Indemnified Party thereunder, shall to the extent permitted by applicable Law contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the act or omission that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by a court of Law by reference to, among other things, whether the untrue or alleged untrue statement of material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

11.8 The obligations of WEF and the Standby Purchaser under this Article 11 shall survive completion of any offerings described herein and the termination of this Agreement. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of the Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

11.9 To the extent any indemnification by an Indemnifying Party is prohibited or limited by law, the Indemnifying Party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under this Article 11 to the fullest extent permitted by Law; provided, however, that no person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

11.10 Notwithstanding any other provision in this Article 11, the Standby Purchaser, for and on behalf of itself and for and on behalf of and in trust for the Tricap Indemnified Parties, agrees to waive any rights to indemnification pursuant to this Agreement and any rights under Securities Laws the Standby Purchaser and the Tricap Indemnified Parties may have by reason of or in any way arising, directly or indirectly, out of any misrepresentation or alleged misrepresentation in the Prospectus attributable to information provided by or on behalf of the Tricap Indemnified Parties in respect of themselves or in respect of Cascadia.

                                   ARTICLE 12
                                     NOTICE

12.1 NOTICE. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by facsimile transmission as set forth below, or to such other address, facsimile number or person as may be designated by notice.

      (a)   In the case of WEF:

            Western Forest Products Inc.
            435 Trunk Road
            Duncan, British Columbia
            V9L 2P9

            Attention: Chief Financial Officer
            Fax: (250) 748-6045

            With a copy to:

            Torys LLP
            79 Wellington Street West
            Suite 3000
            Toronto, Ontario
            M5K 1N2

            Attention: Sharon Geraghty
            Fax: (416) 865-7380

      (b)   In the case of the Standby Purchaser:

            Tricap Management Limited
            BCE Place
            181 Bay Street
            Suite 300
            Toronto, Ontario
            M5J 2T3

            Attention: Ed Nordholm
            Fax: (416) 359-2649

            With a copy to:

            Goodmans LLP
            250 Yonge Street
            Suite 2400
            Toronto, Ontario
            M5B 2M6

            Attention: Celia Rhea and Allan Goodman
            Fax: (416) 979-1234

12.2 RECEIPT OF NOTICE. Notice shall be deemed to be given on the day of actual delivery or the day of facsimile transmission, as the case may be, or if not a Business Day, on the next Business Day.

                                   ARTICLE 13
                                 MISCELLANEOUS

13.1 EXPENSES. Each party will bear all of its own expenses related to the transaction contemplated by this Agreement; provided, however, that WEF will reimburse the Standby Purchaser for all fees and disbursements of legal counsel to the Standby Purchaser and the out-of-pocket expenses incurred by the Standby Purchaser if the Rights Offering is not completed, or if completed, the Subscription Receipts are not converted into Common Shares. In such circumstances, the Standby Purchaser's expenses shall be paid on receipt by WEF of invoices and any expenses not paid prior to the Closing Date shall be paid on the Closing Date.

13.2 FURTHER ASSURANCES. The parties hereto agree to do all such things and take all such actions as may be necessary or desirable to give full force and effect to the matters contemplated by this Agreement.

13.3 ASSIGNMENT AND SYNDICATION. This Agreement may not be assigned by any party, by operation of Law or otherwise, without the prior written consent of the other parties, provided, however, that this Agreement and the rights and obligations of the Standby Purchaser hereunder, including the obligation to purchase Standby Subscription Receipts, may be syndicated, sold, assigned or otherwise granted by the Standby Purchaser in whole or in part to one or more Persons; however such syndication, sale, assignment or grant shall not release the Standby Purchaser from its obligations under this Agreement.

13.4 ENUREMENT. This Agreement shall enure to the benefit of and be binding upon the parties hereto and there respective successors and permitted assigns.

13.5 WAIVER. Failure by any party to insist in any one or more instances upon the strict performance of any one of the covenants or rights contained in this Agreement shall not be construed as a waiver or relinquishment of such covenant or right. No waiver by any party hereto of any such covenant or right shall be deemed to have been made unless expressed in writing and signed by the waiving party.

13.6 AMENDMENTS. No term or provision hereof may be amended, discharged or terminated except by an instrument in writing signed by the party against which the enforcement of the amendment, discharge or termination is sought.

13.7 COUNTERPARTS AND FACSIMILE. This Agreement may be executed in several counterparts and by facsimile, each of which when so executed shall be deemed to be an original and such counterparts and facsimiles together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

13.8  TIME. Time shall be of the essence of this Agreement.

13.9 ENTIRE AGREEMENT. This Agreement and any other agreements and other documents referred to herein and delivered in connection herewith, constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

13.10 LANGUAGE. The parties hereby confirm their express wish that this document and all documents and agreements directly or indirectly related thereto be drawn up in English. Les parties aux presentes reconnaissent qu'a leur demande le present document ainsi que tous les documents et conventions qui s'y rattachent directement ou indirectement sont rediges en langue anglaise.

               IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed and delivered by their authorized officers as of the date first written above.

                              WESTERN FOREST PRODUCTS INC.

                              By: /s/ R. Hert
                              ------------------------------
                              Name: Reynold Hert
                              Title: President and Chief Executive Officer

                              By: /s/ Paul Ireland
                              ------------------------------
                              Name: Paul Ireland
                              Title: Chief Financial Officer

                              TRICAP MANAGEMENT LIMITED

                              By:
                              ------------------------------
                              Name:
                              Title:

      IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed and delivered by their authorized officers as of the date first written above.

                              WESTERN FOREST PRODUCTS INC.

                              By:
                              ---------------------
                              Name: Reynold Hert
                              Title: President and Chief Executive Officer

                              TRICAP MANAGEMENT LIMITED

                              By: /s/ J. Peter Gordon
                              ---------------------
                              Name: J. Peter Gordon
                              Title:

\

                                  SCHEDULE "A"

                     FORM OF SUBSCRIPTION RECEIPT AGREEMENT

                          WESTERN FOREST PRODUCTS INC.

                                     - and -

                      COMPUTERSHARE TRUST COMPANY OF CANADA

                         SUBSCRIPTION RECEIPT AGREEMENT

                           PROVIDING FOR THE ISSUE OF
                              SUBSCRIPTION RECEIPTS

                                  DATED -, 2005

                                TABLE OF CONTENTS

                                                                                                                PAGE
ARTICLE 1 INTERPRETATION.....................................................................................     2

   1.1   Definitions.........................................................................................     2

   1.2   Headings............................................................................................     7

   1.3   References..........................................................................................     7

   1.4   Certain Rules of Interpretation.....................................................................     8

   1.5   Day Not a Business Day..............................................................................     8

   1.6   Applicable Law......................................................................................     8

   1.7   Conflict............................................................................................     8

   1.8   Currency............................................................................................     8

   1.9   Severability........................................................................................     8

ARTICLE 2 ISSUE OF SUBSCRIPTION RECEIPTS.....................................................................     8

   2.1   Issue of Subscription Receipts......................................................................     8

   2.2   Terms of Subscription Receipts......................................................................     9

   2.3   Fractional Subscription Receipts....................................................................     9

   2.4   Register for Subscription Receipts..................................................................     9

   2.5   Registers Open for Inspection.......................................................................     9

   2.6   Receiptholder not a Shareholder.....................................................................    10

   2.7   Subscription Receipts to Rank Pari Passu............................................................    10

   2.8   Signing of Subscription Receipt Certificates........................................................    10

   2.9   Certification by the Subscription Receipt Agent.....................................................    10

   2.10  Issue in Substitution for Subscription Receipt Certificates Lost, etc...............................    11

   2.11  Exchange of Subscription Receipt Certificates.......................................................    11

   2.12  Charges for Exchange................................................................................    11

   2.13  Transfer and Registration of Subscription Receipts..................................................    12

   2.14  Proceeds to be Placed in Escrow.....................................................................    13

   2.15  Subscription Receipts and Trading...................................................................    13

   2.16  Cancellation of Surrendered Subscription Receipt Certificates.......................................    13

ARTICLE 3 ISSUANCE OF UNDERLYING COMMON SHARES OR REFUND OF ISSUE PRICE OF SUBSCRIPTION RECEIPTS.............    14

   3.1   Notice of Satisfaction of Exchange Conditions.......................................................    14

   3.2   Release of Escrowed Funds on Closing Date...........................................................    14

   3.3   Issue of Underlying Common Shares and Payment Thereon...............................................    14

                                TABLE OF CONTENTS
                                   (continued)

                                                                                                                PAGE
   3.4   Fractions...........................................................................................    15

   3.5   Payment on Termination..............................................................................    15

ARTICLE 4 ADJUSTMENT OF NUMBER OF COMMON SHARES..............................................................    16

   4.1   Adjustment of Number of Underlying Common Shares Issuable upon Exchange of Subscription Receipts....    16

   4.2   No Adjustment for Stock Options or Securities issued under the Prospectus...........................    20

   4.3   Determination by WEF's Auditors.....................................................................    20

   4.4   Proceedings Prior to Any Action Requiring Adjustment................................................    21

   4.5   Action Requiring Adjustment.........................................................................    21

   4.6   Certificate of Adjustment...........................................................................    21

   4.7   Notice of Special Matters...........................................................................    21

   4.8   Protection of Subscription Receipt Agent............................................................    21

ARTICLE 5 INVESTMENT OF ESCROWED FUNDS AND PAYMENT OF INTEREST...............................................    22

   5.1   Investment of Escrowed Funds........................................................................    22

   5.2   Segregation of Escrowed Funds.......................................................................    22

   5.3   Third Party Interest................................................................................    23

ARTICLE 6 RIGHTS OF WEF AND COVENANTS........................................................................    23

   6.1   Optional Purchases by WEF...........................................................................    23

   6.2   General Covenants...................................................................................    23

   6.3   Subscription Receipt Agent's Remuneration, Expenses and Indemnification.............................    23

   6.4   Performance of Covenants by Subscription Receipt Agent..............................................    24

   6.5   Accounting..........................................................................................    24

   6.6   Payments by Subscription Receipt Agent..............................................................    24

   6.7   Regulatory Matters..................................................................................    25

ARTICLE 7 ENFORCEMENT........................................................................................    25

   7.1   Suits by Receiptholders.............................................................................    25

   7.2   Immunity of Shareholders, etc.......................................................................    25

ARTICLE 8 MEETINGS OF RECEIPTHOLDERS.........................................................................    25

   8.1   Right to Convene Meetings...........................................................................    25

                                TABLE OF CONTENTS
                                   (continued)

                                                                                                                PAGE
   8.2   Notice..............................................................................................    26

   8.3   Chairperson.........................................................................................    26

   8.4   Quorum..............................................................................................    26

   8.5   Power to Adjourn......................................................................'.............    27

   8.6   Show of Hands.......................................................................................    27

   8.7   Poll and Voting.....................................................................................    27

   8.8   Procedures of the Subscription Receipt Agent........................................................    27

   8.9   WEF and Subscription Receipt Agent may be Represented...............................................    28

   8.10  Powers Exercisable by Special Resolution............................................................    28

   8.11  Meaning of Special Resolution.......................................................................    29

   8.12  Powers Cumulative...................................................................................    30

   8.13  Minutes.............................................................................................    30

   8.14  Instruments in Writing..............................................................................    31

   8.15  Binding Effect of Resolutions.......................................................................    31

   8.16  Holdings by WEF Disregarded.........................................................................    31

ARTICLE 9 SUPPLEMENTAL AGREEMENTS............................................................................    31

   9.1   Provision for Supplemental Agreements for Certain Purposes............................................  31

ARTICLE 10 CONCERNING THE SUBSCRIPTION RECEIPT AGENT.........................................................    32

   10.1  Rights and Duties of Subscription Receipt Agent.....................................................    32

   10.2  Evidence, Experts and Advisers......................................................................    34

   10.3  Documents, etc. Held by Subscription Receipt Agent..................................................    35

   10.4  Actions by Subscription Receipt Agent to Protect Interest...........................................    35

   10.5  Subscription Receipt Agent not Required to Give Security............................................    35

   10.6  Protection of Subscription Receipt Agent............................................................    35

   10.7  Replacement of Subscription Receipt Agent; Successor by Merger......................................    36

   10.8  Conflict of Interest................................................................................    37

   10.9  Acceptance of Appointment...........................................................................    37

   10.10 Subscription Receipt Agent Not to be Appointed Receiver.............................................    37

   10.11 Subscription Receipt Agent Not Bound to Act.........................................................    37

ARTICLE 11 GENERAL...........................................................................................    38

   11.1  Notice to WEF and the Subscription Receipt Agent....................................................    38

                                TABLE OF CONTENTS
                                   (continued)

                                                                                                                  PAGE
   11.2  Notice to Receiptholders..............................................................................    39

   11.3  Ownership of Subscription Receipts....................................................................    39

   11.4  Evidence of Ownership.................................................................................    39

   11.5  Satisfaction and Discharge of Agreement...............................................................    40

   11.6  Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Receiptholders..    40

   11.7  Subscription Receipts Owned by WEF or its Subsidiaries - Certificate to be Provided...................    40

   11.8  Effect of Execution...................................................................................    41

   11.9  Time of Essence.......................................................................................    41

   11.10 Counterparts..........................................................................................    41

Schedule A
Form of Subscription Receipt Certificate

Schedule B
Form of Notice - Subscription Receipts

                         SUBSCRIPTION RECEIPT AGREEMENT

         THIS SUBSCRIPTION RECEIPT AGREEMENT made as of the - day of -, 2005.

BETWEEN:

            WESTERN FOREST PRODUCTS INC., a corporation existing under the laws of Canada ("WEF')

                                      -and-

            COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada (the "Subscription Receipt Agent")

WHEREAS:

A. WEF proposes to effect an offering of Rights to subscribe for Subscription Receipts to the holders of record of its Common Shares to finance in part the Acquisition and the Recapitalization, on the terms and conditions set forth in the Standby Purchase Agreement and the Prospectus;

B. Pursuant to and on the terms of the Standby Purchase Agreement, the Standby Purchaser has the option following the completion of the Rights Offering to subscribe for sufficient additional Subscription Receipts of WEF to increase the ownership of WEF of the members of the Tricap Group to 45%;

C. Each Subscription Receipt represents, among other things, the right to receive one Common Share upon the satisfaction of the Exchange Conditions;

D. The Escrowed Funds are to be delivered to and held by the Subscription Receipt Agent and invested on behalf of the Receiptholders and WEF in the manner set forth herein;

E. If the Exchange Conditions are satisfied on or before the Termination Date, each holder of Subscription Receipts shall automatically receive, without the payment of any additional consideration, one Common Share for each Subscription Receipt held by the Receiptholder;

F. If the Exchange Conditions are not satisfied on or before the Termination Date, all issued and outstanding Subscription Receipts shall be automatically terminated and cancelled, and each Receiptholder shall, on the third Business Day following the occurrence of such event, be entitled to receive an amount equal to the Issue Price for the Subscription Receipts held by such Receiptholder and its pro rata share of the Earned Interest, less applicable withholding taxes, if any;

            AND WHEREAS all things necessary have been done and performed to make the Subscription Receipts, when certified by the Subscription Receipt Agent and issued as provided in this Agreement, legal, valid and binding obligations' of WEF with the benefits and subject to the terms of this Agreement;

            AND WHEREAS the foregoing recitals are by WEF, and not by the Subscription Receipt Agent;

            NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

                                    ARTICLE 1
                                 INTERPRETATION

1.1   DEFINITIONS

In this Agreement and the recitals, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"ACQUISITION" means the acquisition by WEF from TBI of all of the issued and outstanding common shares of Cascadia;

"ACQUISITION AGREEMENT" means the agreement dated November -, 2005 between WEF and TBI regarding the Acquisition;

"ACQUISITION CLOSING DATE" means the closing date of the Acquisition;

"AFFILIATE" of any Person means an associate of, or an affiliated, controlled or subsidiary company (and including any associate thereof), of such Person, all such terms (except person) having the meaning ascribed thereto by the Securities Act;

"AGREEMENT" means this agreement, as amended, restated, supplemented or otherwise modified from time to time in accordance with the provisions hereof;

"BRASCAN CREDIT AGREEMENT" means the loan agreement dated - between WEF and [THE BRASCAN BRIDGE LENDING FUND];

"BUSINESS DAY" means any day, other than a Saturday or Sunday, upon which banks are open for business in both the cities of Toronto and Vancouver;

"CASCADIA" means Cascadia Forest Products Ltd., a corporation incorporated under the laws of British Columbia;

"CLOSING DATE" means the date on which WEF confirms to the Subscription Receipt Agent that the Exchange Conditions have been satisfied;

"COMMISSIONER" means the Commissioner of Competition;

"COMMON SHARES" means the common shares in the share capital of WEF;

"COMPETITION ACT" means the Competition Act (Canada), as amended;

"COMPETITION ACT APPROVAL" means:

(a) the issuance of an advance ruling certificate by the Commissioner under subsection 102(1) of the Competition Act to the effect that the Commissioner is satisfied that the Commissioner would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act in respect of the issuance of the number of Common Shares assumable to the Standby Purchaser pursuant to the exchange of the Subscription Receipts and the transactions contemplated by the Acquisition Agreement or otherwise in connection with the Acquisition, as the case may be; or

(b) the applicable waiting period under section 123 of the Competition Act will have expired or the Commissioner will, in accordance with subsection 113(c) of the Competition Act, have waived the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act because substantially similar information was previously supplied in relation to a request for an advance ruling certificate pursuant to subsection 102(1) of the Competition Act, and WEF will have received a "no-action" letter from the Commissioner, which letter confirms that the Commissioner is of the view that there are not sufficient grounds to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act in respect of the issuance of the number of Common Shares issuable to the Standby Purchaser pursuant to the exchange of the Subscription Receipts and the transactions contemplated by the Acquisition Agreement or otherwise in connection with the Acquisition, as the case may be; or

(c) where, in lieu of the requirements in (a) and (b) above, at WEF's election, the waiting period under section 123 of the Competition Act will have expired or the Commissioner will, in accordance with paragraph 113(c) of the Competition Act, have waived the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act because substantially similar information was previously supplied in relation to a request for an advance ruling certificate pursuant to subsection 102(1) of the Competition Act, and the Commissioner shall not have made (and neither TBI nor WEF will have been advised in writing by the Commissioner that the Commissioner has determined to make) an application for an order under section 92 or 104 of the Competition Act in respect of the issuance of the number of Common Shares issuable to the Standby Purchaser pursuant to the exchange of the Subscription Receipts and the transactions contemplated by the Acquisition Agreement or otherwise in connection with the Acquisition, as the case may be.

"COMPETITION TRIBUNAL" means the Competition Tribunal established under the Competition Tribunal Act (Canada), as amended;

"COUNSEL" means a barrister or solicitor or a firm of barristers or solicitors, who may be counsel for WEF, acceptable to the Subscription Receipt Agent, acting reasonably;

"CURRENT MARKET PRICE" means at any date the weighted average trading price per Common Share for 25 consecutive Trading Days, ending five Trading Days before such date, on the TSX or, if the Common Shares are not listed thereon, on such stock exchange on which the Common Shares are listed as may be selected for such purpose by the directors of WEF or, if the Common Shares are not listed on any stock exchange, on the over-the-counter market (where, for this purpose, the weighted average trading price per Common Share is determined by dividing (i) the aggregate sale price of all of the Common Shares sold on such exchange or market, as the case may be, during such 25 consecutive Trading Days by (ii) the total number of the Common Shares sold on such exchange or market, as the case may be, during such 25 consecutive Trading Days);

"DESIGNATED OFFICE" means the principal stock transfer office of the Subscription Receipt Agent from time to time in Toronto, Ontario;

"DROP DEAD DATE" means 5:00 p.m. (Toronto time) on the date that is six months from the date of the Acquisition Agreement;

"EARNED INTEREST" means the interest earned on the investment of the Escrowed Funds from the date hereof to, but not including the earlier to occur of the Closing Date and the Drop Dead Date;

"ESCROWED FUNDS" means an amount equal to the Issue Price for each Subscription Receipt sold or for all Subscription Receipts sold, as the context requires, and any investments acquired from time to time with such funds;

"EXCHANGE CONDITIONS" means (a) receipt of the Competition Act Approval, (b)(i) that all other necessary regulatory filings have been made, waiting periods have expired and approvals have been obtained to allow for both the Acquisition, for WEF to issue the Common Shares and for the Standby Purchaser to receive the number of Common Shares issuable to it pursuant to the exchange of the Subscription Receipts that it holds or (ii) determination of WEF, acting reasonably, that no such approvals are required in order for the Acquisition or for such issuance to occur (c) that the Acquisition Closing Date has occurred; and (d) that either (i) the Secured Bonds shall have been redeemed or (ii) the requirements for legal defeasance of the Secured Bonds shall have been satisfied. To the extent that the exchange of the Subscription Receipts would result in a change of control of WEF for the purpose of the Forest Act, the required regulatory approvals referred to in sub-paragraph (b) above shall include a determination by WEF, acting reasonably, that, following the change of control of WEF, the Minister of Forests will not take any remedial action under the Forest Act, including without limitation the revocation of timber tenures held by WEF or Cascadia which would be material to WEF on a consolidated basis;

"EXERCISE DATE" means, with respect to any Subscription Receipt, the date on which the Underlying Common Shares relating to such Subscription Receipt are issued pursuant to the terms of this Agreement;

"FINAL PROSPECTUS" means the final short form prospectus to be filed by WEF with the Securities Commissions in connection with the offer and sale of the Securities and in respect of which the Securities Commissions have issued a receipt (or analogous decision document) to WEF;

"FOREST ACT" means the Forest Act (British Columbia);

"FULLY DILUTED BASIS" means the number of Common Shares of WEF calculated after giving effect to the exchange of the Subscription Receipts but excluding the exercise or conversion of options granted pursuant to the WEF stock option plan and WEF's Class C Warrants;

"ISSUE PRICE" means for each of the Subscription Receipts 85% of the volume weighted average price of the Common Shares on the TSX for the ten day period ending on the day prior to the date of filing of the Final Prospectus, subject to a minimum price of $1.65 and a maximum price of $2.75;

"ISSUE TIME" means 5:00 p.m. (Toronto time) on the Closing Date;,

"PERSON" means an individual, company, corporation (with or without share capital), partnership, limited partnership, limited liability partnership, limited liability company, joint venture, syndicate, association, trust, estate, custodian, trustee, executor, administrator, nominee or other legal personal representative or other entity or organization, including a governmental entity or political subdivision or an agency or instrumentality thereof;

"PRELIMINARY PROSPECTUS" means the preliminary short form prospectus to be filed on or about ,o, 2005 with the Securities Commissions in connection with the Rights Offering;

"PROSPECTUS AMENDMENT" means any amendment to the Preliminary Prospectus or the Final Prospectus and any amendment or supplemental prospectus;

"PROSPECTUS" means, collectively, the Preliminary Prospectus, the Final Prospectus, and any Prospectus Amendment;

"QUALIFYING JURISDICTION" means British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec;

"RECAPITALIZATION" means the redemption by WEF of its outstanding US$221,000,000 15% aggregate principal amount senior secured notes;

"RECEIPTHOLDERS" or "HOLDERS" means the persons who are registered owners of Subscription Receipts;

"RECEIPTHOLDERS' REQUEST" means an instrument signed in one or more counterparts by Receiptholders entitled to acquire in the aggregate not less than 25% of the aggregate number of Underlying Common Shares which could be acquired pursuant to all Subscription Receipts then outstanding, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

"RECORD DATE" means the record date for the purpose of the Rights Offering that will be established by WEF in the Final Prospectus;

"RIGHTS" means the transferable rights to subscribe for Subscription Receipts offered by WEF pursuant to the Rights Offering, each Right entitling the holder
thereof to subscribe for        Subscription Receipts at the Subscription Price;

"RIGHTS OFFERING" means the offering by WEF of Rights to holders of Common Shares on the Record Date to purchase in the aggregate approximately $295,000,000 of Subscription Receipts at the Issue Price, with each holder of Common Shares one Right per Common Share held;

"RIGHTS OFFERING CLOSING DATE" means the closing date of the Rights Offering;

"SECURED BONDS" means the 15% senior secured bonds of WEF;

"SECURITIES" means, collectively, the Rights, the Subscription Receipts, the Common Shares issuable upon the exchange of the Subscription Receipts;

"SECURITIES ACT" means the Securities Act (Ontario), as amended;

"SECURITIES COMMISSIONS" means, collectively, the securities commissions or similar securities regulatory authorities of the Qualifying Jurisdictions;

"SHAREHOLDERS" means the holders from time to time of Common Shares;

"SHARE SUBSCRIPTION RATE" means the number of Underlying Common Shares issuable pursuant to each Subscription Receipt in accordance, with the provisions hereof in the circumstances contemplated by Section 3.3(a) being, subject to adjustment from time to time pursuant to Article 4 hereof, one Underlying Common Share for each Subscription Receipt;

"STANDBY PURCHASER" means Tricap Management Limited, a corporation incorporated under the laws of Ontario;

"STANDBY PURCHASE AGREEMENT" means the agreement between WEF and the Standby Purchaser pursuant to which the Standby Purchaser agreed to purchase any and all Subscription Receipts not otherwise purchased under the Rights Offering pursuant to the terms and conditions of the Standby Purchase Agreement;

"SUBSCRIPTION AGENT" means Computershare Investor Services Inc.;

"SUBSCRIPTION PRICE" means ; [Note TO DRAFT: WILL BE THE ISSUE PRICE MULTIPLIED BY THE NUMBER OF SUBSCRIPTION RECEIPTS FOR WHICH EACH RIGHT IS EXERCISABLE]

"SUBSCRIPTION RECEIPTS" means the subscription receipts of WEF issued and certified hereunder and from time to time outstanding that will be automatically exchanged for one Common Share without payment of any additional consideration at 5:00 p.m. on the Closing Date, each Subscription Receipt evidencing the rights set out herein;

"SUBSCRIPTION RECEIPT AGENT" means Computershare Trust Company of Canada or its successors from time to time under this Agreement;

"SUBSCRIPTION RECEIPT CERTIFICATE" means a certificate evidencing Subscription Receipts substantially in the form attached as Schedule A hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Agreement or as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms of this Agreement and as WEF may deem necessary or desirable;

"TBI" means Trilon Bancorp Inc., a corporation incorporated under the laws of Ontario;

"TERMINATION DATE" means the earliest of (i) the Drop Dead Date, and (ii) the date upon which WEF delivers a notice to the Subscription Receipt Agent in respect of a Termination Event;

"TERMINATION EVENT" means the termination of either the Acquisition Agreement or the Brascan Credit Agreement before the Drop Dead Date in accordance with their respective terms;

"TRADING DAY" means, with respect to a stock exchange, a day on which such exchange is open for the transaction of business and with respect to the over-the-counter market, means a day on which the TSX is open for the transaction of business;

"TRICAP GROUP" means Tricap Management Limited, each Co-Investor under the Agreement to Invest in Parallel dated January 7, 2001 between Tricap management Limited, the Trilon Securities Corporation, and certain Co-Investors, and any Person to whom a member of the Tricap Group assigns its rights pursuant to
Section 13.3 of the Standby Purchase Agreement or transfers Rights or Subscription Receipts;

"TRICAP OPTION" shall have the meaning set forth in Section 2.1(b);

"TSX" means the Toronto Stock Exchange;

"UNDERLYING COMMON SHARES" means the Common Shares issuable to holders of Subscription Receipts without payment of additional consideration on the Closing Date; and

"WEF" means Western Forest Products Inc., a corporation incorporated under the laws of Canada.

1.2   HEADINGS

The headings, the table of contents and the division of this Agreement into Articles and Sections are for convenience of reference only and shall not affect the interpretation of this Agreement.

1.3   REFERENCES

Unless otherwise specified in this Agreement:

(a) references to Articles, Sections, and Schedules are to Articles, Sections, and Schedules in this Agreement; and

(b) "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions, without reference to a particular provision, refer to this Agreement.

1.4   CERTAIN RULES OF INTERPRETATION

Unless otherwise specified in this Agreement:

(a)   the singular includes the plural and vice versa; and

(b)   references to any gender shall include references to all genders.

1.5   DAY NOT A BUSINESS DAY

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.6   APPLICABLE LAW

This Agreement and the Subscription Receipts shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.7   CONFLICT

In the event of a conflict or inconsistency between a provision in the body of this Agreement and in the Subscription Receipt Certificate issued hereunder, the provision in the body of this Agreement shall prevail to the extent of the inconsistency.

1.8   CURRENCY

Unless otherwise stated, all dollar amounts expressed in this Agreement and in the Subscription Receipts are in lawful money of Canada and all payments required to be made hereunder and thereunder shall be made in Canadian dollars.

1.9   SEVERABILITY

Each of the provisions in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

                                    ARTICLE 2
                         ISSUE OF SUBSCRIPTION RECEIPTS

2.1   ISSUE OF SUBSCRIPTION RECEIPTS

(a)   An aggregate of up to        Subscription Receipts providing for the
      exchange of such Subscription Receipts in certain circumstances, as
      provided herein, to acquire an aggregate of        Common Shares are
      hereby created and authorized to be issued by WEF for a price per Subscription Receipt equal to the Issue Price. Subscription Receipt Certificates evidencing such Subscription Receipts shall be executed by or on behalf of WEF, certified by or on behalf of the Subscription Receipt Agent and delivered in accordance with this Agreement.

(b) Pursuant to the Standby Purchase Agreement, Tricap has the option (the "Tricap Option") following the completion of the Rights Offering, to subscribe for sufficient additional Subscription Receipts to increase the ownership of WEF by members of the Tricap Group to 45% of the Common Shares of WEF on a Fully Diluted Basis. Such additional Subscription Receipts shall be created and authorized to be issued by WEF to the Standby Purchaser on the terms set out in the Standby Purchase Agreement for a price per Subscription Receipt equal to the Issue Price. Subscription Receipt Certificates evidencing such Subscription Receipts shall be executed by or on behalf of WEF, certified by or on behalf of the Subscription Receipt Agent and delivered to the Standby Purchaser in accordance with this Agreement.

(c) Subject to the terms and conditions hereof, each Subscription Receipt will be automatically exchanged for one Underlying Common Share in the capital of WEF without payment of additional consideration at the Issue Time.

2.2   TERMS OF SUBSCRIPTION RECEIPTS

Each Subscription Receipt shall evidence the right of the holder to receive the securities and/or the amounts specified in Sections 3.3 and 3.5 hereof, as applicable.

2.3   FRACTIONAL SUBSCRIPTION RECEIPTS

No fractional Subscription Receipts shall be issued or otherwise provided for hereunder.

2.4   REGISTER FOR SUBSCRIPTION RECEIPTS

WEF hereby appoints the Subscription Receipt Agent as registrar of the Subscription Receipts, and WEF shall cause to be kept by the Subscription Receipt Agent at the Designated Office, a securities register in which shall be entered the names and addresses of holders of Subscription Receipts and the other particulars, prescribed by law, of the Subscription Receipts held by them. WEF shall also cause to be kept by the Subscription Receipt Agent at the Designated Office the register of transfers, and may also cause to be kept by the Subscription Receipt Agent, branch registers of transfers in which shall be recorded the particulars of the transfers of Subscription Receipts, registered in that branch register of transfers.

2.5   REGISTERS OPEN FOR INSPECTION

The registers hereinbefore referred to shall be open at all reasonable times during regular business hours of the Subscription Receipt Agent on any Business Day for inspection by WEF, the Subscription Receipt Agent or any Receiptholder. The Subscription Receipt Agent shall, from time to time when requested so to do by WEF, furnish WEF with a list of the names and addresses of Receiptholders entered in the registers kept by the Subscription Receipt Agent and showing the number of Underlying Common Shares which might then be acquired upon the exchange of the Subscription Receipts held by each such holder.

2.6   RECEIPTHOLDER NOT A SHAREHOLDER

Nothing in this Agreement or in the holding of a Subscription Receipt shall confer or be construed as conferring upon a Receiptholder any right or interest whatsoever as a Shareholder, including, but not limited to, the right to vote at, to receive notice of, or to attend meetings of Shareholders, or the right to receive dividends or any continuous disclosure materials of WEF. Receiptholders are entitled to exercise the rights expressly provided for in the Subscription Receipts and this Agreement on the terms and conditions set forth herein.

2.7   SUBSCRIPTION RECEIPTS TO RANK PARI PASSU

Each Subscription Receipt shall rank pari passu with respect to all other issued and outstanding Subscription Receipts, regardless of the actual date of issue of same.

2.8   SIGNING OF SUBSCRIPTION RECEIPT CERTIFICATES

The Subscription Receipt Certificates shall be signed by any duly authorized officer of WEF. The signature of such officer may be mechanically reproduced in facsimile and Subscription Receipt Certificates bearing such facsimile signature shall, subject to Section 2.9, be binding upon WEF as if they had been manually signed by such officer. Notwithstanding that the person whose manual or facsimile signature appears on any Subscription Receipt Certificate as such officer may no longer hold such position at the date of such Subscription Receipt Certificate or at the date of certification or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall, subject to Section 2.9, be valid and binding upon WEF and the holder thereof shall be entitled to the benefits of this Agreement.

2.9   CERTIFICATION BY THE SUBSCRIPTION RECEIPT AGENT

(a) No Subscription Receipt Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Subscription Receipt Agent, and such certification by the Subscription Receipt Agent upon any Subscription Receipt Certificate shall be conclusive evidence as against WEF that the Subscription Receipt Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof.

(b) The certification of the Subscription Receipt Agent on Subscription Receipt Certificates issued hereunder shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or the Subscription Receipt Certificates (except the due certification thereof) and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipt Certificates or any of them or of the consideration therefor except as otherwise specified herein. The certificate by or on behalf of the Subscription Receipt Agent on Subscription Receipt Certificates shall constitute a representation and warranty by the Subscription Receipt Agent that the said Subscription Receipt Certificates have been duly certified by or on behalf of the Subscription Receipt Agent pursuant to the provisions of this Agreement.

2.10  ISSUE IN SUBSTITUTION FOR SUBSCRIPTION RECEIPT CERTIFICATES LOST, ETC.

(a) In case any of the Subscription Receipt Certificates shall become mutilated or be lost, destroyed or stolen, WEF, subject to applicable law and compliance with Section 2.10(b) below, shall issue and thereupon the Subscription Receipt Agent shall certify and deliver, a new Subscription Receipt Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Subscription Receipt Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Subscription Receipt Certificate, and the substituted Subscription Receipt Certificate shall be in a form approved by the Subscription Receipt Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Subscription Receipt Certificates issued or to be issued hereunder.

(b) The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.10 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to WEF and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to WEF and to the Subscription Receipt Agent in their sole discretion, and such applicant may also be required to furnish an indemnity or security in amount and form satisfactory to WEF and the Subscription Receipt Agent in their sole discretion and shall pay the reasonable charges of WEF and the Subscription Receipt Agent in connection therewith.

2.11  EXCHANGE OF SUBSCRIPTION RECEIPT CERTIFICATES

(a) Subscription Receipt Certificates may, upon compliance with the reasonable requirements of the Subscription Receipt Agent, be exchanged for another Subscription Receipt Certificate or Subscription Receipt Certificates entitling the holder thereof to, in the aggregate, the same number of Subscription Receipts as represented by the Subscription Receipt Certificates so exchanged.

(b) Subscription Receipt Certificates may be surrendered for exchange only at the Designated Office of the Subscription Receipt Agent during regular business hours of the Subscription Receipt Agent.

2.12  CHARGES FOR EXCHANGE

Except as otherwise herein provided, the Subscription Receipt Agent may charge to the holder requesting an exchange a reasonable sum for each new Subscription Receipt Certificate issued in exchange for Subscription Receipt Certificate(s). Payment of such charges and reimbursement of the Subscription Receipt Agent or WEF for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

2.13  TRANSFER AND REGISTRATION OF SUBSCRIPTION RECEIPTS

(a) The Subscription Receipts may only be transferred on the register kept at the Designated Office of the Subscription Receipt Agent by the holder or its legal representatives or its attorney duly appointed by an instrument in writing. Upon surrender for registration of transfer of Subscription Receipts at the Designated Office of the Subscription Receipt Agent, WEF shall issue and thereupon the Subscription Receipt Agent shall certify and deliver a new Subscription Receipt Certificate of like tenor in the name of the designated transferee. If less than all the Subscription Receipts evidenced by the Subscription Receipt Certificate(s) so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Subscription Receipt Certificate registered in its name evidencing the Subscription Receipts not transferred. However, notwithstanding the foregoing, Subscription Receipts shall only be transferred upon:

            (i) payment to the Subscription Receipt Agent of a reasonable sum for each new Subscription Receipt Certificate issued upon such transfer, and reimbursement of the Subscription Receipt Agent or WEF for any and all stamp taxes or governmental or other charges required to be paid in respect of such transfer; and

            (ii) such reasonable requirements as the Subscription Receipt Agent may prescribe, and all such transfers shall be duly noted in such register by the Subscription Receipt Agent.

(b) WEF and the Subscription Receipt Agent will deem and treat the registered owner of any Subscription Receipt as the beneficial owner thereof for all purposes and neither WEF nor the Subscription Receipt Agent shall be affected by any notice to the contrary.

(c) The transfer register in respect of Subscription Receipts shall be closed at 5:00 p.m.(Toronto time) at the Designated Office, on the earlier to occur of the Closing Date and the Termination Date (subject to settlement). Trades settling after the Closing Date will be completed by the delivery of Common Shares.

(d) The Subscription Receipt Agent will promptly advise WEF of any requested transfer of Subscription Receipts. WEF will be entitled, and may direct the Subscription Receipt Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Subscription Receipts on the registers referred to in this Article, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction, or would be contrary to the terms of WEF's articles of incorporation or this Agreement.

(e) Subject to the provisions of this Agreement and applicable law, a Receipt-holder shall be entitled to the rights and privileges attaching to the Subscription Receipts. Either (a) the issue of Common Shares as provided in Section 3.3, or (b) the payment of the Issue Price of the Subscription Receipts and the Earned Interest less applicable withholding taxes, as provided in Sections 3.5, all in accordance with the terms and conditions herein contained, shall discharge all responsibilities of WEF and the Subscription Receipt Agent with respect to such Subscription Receipts and neither WEF nor the Subscription Receipt Agent shall be bound to inquire into the title of a Receiptholder.

2.14  PROCEEDS TO BE PLACED IN ESCROW

Upon the receipt by the Subscription Agent of duly completed subscriptions for Subscription Receipts and the Issue Price tendered in respect thereof, the Subscription Agent shall deliver the Escrowed Funds to the Subscription Receipt Agent by electronic transfer of funds into a segregated trust account as directed by the Subscription Receipt Agent to be held pursuant to the terms hereof. The Subscription Receipt Agent hereby agrees to hold the same as agent on behalf of the Receiptholders and WEF and to invest, disburse and deal with the same as provided herein.

2.15  SUBSCRIPTION RECEIPTS AND TRADING

(a) WEF confirms that the Subscription Receipts will be listed for trading on the TSX.

(b) Notwithstanding any provision of this Agreement, including but not limited to Article 3, in order to comply with the policies of the TSX, WEF agrees to the following:

            (i) when WEF reasonably expects that the Exchange Conditions will be met, WEF will, without delay, provide the TSX with written notice to that effect specifying the expected Closing Date. At the Issue Time, the Subscription Receipts will automatically convert into the Underlying Common Shares; and

            (ii) in the event of a Termination Event, WEF will, on the Termination Date, give notice to the TSX and holders of Subscription Receipts on such Termination Date will be paid the amounts set forth in Section 3.5 of this Agreement on the third Business Day following the Termination Date.

(c) WEF will request that the TSX halt trading of the Subscription Receipts on the Closing Date.

2.16  CANCELLATION OF SURRENDERED SUBSCRIPTION RECEIPT CERTIFICATES

All Subscription Receipt Certificates surrendered to the Subscription Receipt Agent pursuant to Sections 2.10, 2.11, 3.3, 3.5 and 6.1 shall be returned to or received by the Subscription Receipt Agent for cancellation and, if required by WEF, the Subscription Receipt Agent shall furnish WEF with a cancellation certificate identifying the Subscription Receipt Certificates so cancelled and the number of Subscription Receipts evidenced thereby.

                                    ARTICLE 3
                      ISSUANCE OF UNDERLYING COMMON SHARES
                OR REFUND OF ISSUE PRICE OF SUBSCRIPTION RECEIPTS

3.1   NOTICE OF SATISFACTION OF EXCHANGE CONDITIONS

If the Exchange Conditions are satisfied on or before the Termination Date, WEF:
(a) shall forthwith (and in any event no later than the date on which the Exchange Conditions are satisfied) cause a notice of the same executed by WEF to be delivered to the Subscription Receipt Agent (substantially in the form attached as Schedule B), and (b) shall issue a press release disclosing the Closing Date, that the Underlying Common Shares will be issued to Receipt-holders and such issuance recorded on the register of Common Shares on such date and that as soon as practicable but in any event within 7 Business Days thereafter, WEF shall cause to be mailed or delivered to the Persons or Persons in whose name or names the Underlying Common Shares have been issued and are to be registered, as specified in the registers maintained by the Subscription Receipt Agent, at the address or addresses specified therein, a certificate or certificates representing the appropriate number of Common Shares so issued to each such Person if more that one is so specified. The notice delivered to the Subscription Receipt Agent shall specify the amounts to be released pursuant to
Section 3.2 and to whom such amounts should be released.

3.2   RELEASE OF ESCROWED FUNDS ON CLOSING DATE

On the Closing Date, WEF shall be entitled to receive from the Subscription Receipt Agent the Escrowed Funds and the Earned Interest. The Subscription Receipt Agent shall deliver the funds referred to in this Section 3.2 to WEF. Any notice delivered to the Subscription Receipt Agent shall be received by the Subscription Receipt Agent no later than 11:00 a.m. (Toronto time) on the day on which funds are to be released. Any notice received by the Subscription Receipt Agent after 11:00 a.m. or received on a non-Business Day shall be deemed to have been given prior to 11:00 a.m. on the next Business Day.

3.3   ISSUE OF UNDERLYING COMMON SHARES AND PAYMENT THEREON

(a) If the Exchange Conditions shall have been satisfied on or before the Termination Date, the Underlying Common Shares shall be, and shall be deemed to be, automatically issued at the Issue Time to the Receipt-holders and each Receiptholder shall automatically receive, without the payment of any additional consideration, one Common Share for each Subscription Receipt held by such Receiptholder and such Receiptholder shall be deemed to have become the holder of record of such Underlying Common Shares at the Issue Time and such issuance shall be recorded on the registry of the Common Shares.

(b) Upon the issuance or deemed issuance of the Underlying Common Shares, WEF, shall cause to be mailed or delivered to the Persons or Persons in whose name or names the Underlying Common Shares have been issued and are to be registered, as specified in the registers maintained by the Subscription Receipt Agent, at the address or addresses specified therein, a certificate or certificates representing the appropriate number of

      Underlying Common Shares so issued to each such Person if more that one is so specified.

(c) Effective immediately after the Underlying Common Shares have been, or have been deemed to be, issued and such issuance having been recorded in the registry of Common Shares as contemplated by this Section 3.3, the Subscription Receipts relating thereto shall be void and of no value or effect.

(d) The Subscription Receipt Agent shall not be responsible for calculating the amount owing under Section 3.2, but shall be entitled to rely absolutely on the written direction of WEF specifying the payment to be made pursuant to Section 3.2.

3.4   FRACTIONS

Notwithstanding anything herein contained, including the adjustment provided for in Article 4, WEF shall not be required, upon the exchange or deemed exchange of the Subscription Receipts to issue fractions of Common Shares.

3.5   PAYMENT ON TERMINATION

(a) If the Exchange Conditions are not satisfied on or before the Termination Date, the rights evidenced by each outstanding Subscription Receipt shall be automatically terminated and cancelled and each Receiptholder shall only be entitled to receive on the third Business Day following the occurrence of such event, a cheque or wire transfer, in the aggregate amount of (i) the Issue Price for such holder's Subscription Receipts; and
      (ii) such holder's pro rata share of the Earned Interest less applicable withholding taxes, if any. The amount paid to each Receiptholder under this Section 3.5 shall be satisfied by the Escrowed Funds and the Earned Interest. The Subscription Receipt Agent shall only make payments under this Section 3.5 to the extent that the Escrowed Funds and the Earned Interest are sufficient. In the event that the Escrowed Funds and the Earned Interest are not sufficient to repay the full Issue Price to each holder, each holder shall receive its pro rata share of such funds, but WEF shall not be liable for the deficiency.

(b) If the Exchange Conditions are not satisfied on or before the Termination Date, registers shall be closed at the close of business on the third Business Day following such event(subject to settlement in accordance with this Section 3.5).

(c) The obligation to make the payment of the amount specified in Section 3.5(a) shall be satisfied by mailing payment by cheque payable to or wire transfer to the registered holder of the Subscription Receipt at its registered address.

(d) Upon the mailing or delivery of any cheque or the making of any wire transfer as provided in Section 3.5(c) (and provided any such cheque has been honoured for payment, if presented for payment within six months of the date thereof) all rights evidenced by the Subscription Receipts relating thereto shall be satisfied and such Subscription Receipts shall be void and of no value or effect.

                                    ARTICLE 4
                      ADJUSTMENT OF NUMBER OF COMMON SHARES

4.1 ADJUSTMENT OF NUMBER OF UNDERLYING COMMON SHARES ISSUABLE UPON EXCHANGE OF SUBSCRIPTION RECEIPTS

The right of a Receiptholder to be issued Underlying Common Shares on the basis of the Share Subscription Rate in the circumstances contemplated in Section 3.3(a) and to receive a certificate or certificates representing the relevant number of Underlying Common Shares, all as more particularly provided in this Agreement, shall be subject to adjustment from time to time in the following circumstances and manner, provided that no adjustments shall be required in respect of any Subscription Receipts which have already been exchanged for Underlying Common Shares or cancelled in accordance with the provisions of this
Agreement:

(a) Subject to Section 4.1(h) and Section 4.2, if and whenever at any time from the Rights Offering Closing Date and prior to the Exercise Date, WEF shall:

            (i) subdivide, redivide or change its outstanding Common Shares into a greater number of shares;

            (ii) reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares; or

            (iii) issue Common Shares or securities convertible into or exchangeable for Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or make a distribution to all or substantially all of the holders of Common Shares on its outstanding Common Shares payable in Common Shares or securities convertible into or exchangeable for Common Shares;

      then, in each such event, the Share Subscription Rate for any Subscription Receipts still outstanding shall be adjusted immediately after the effective date of such subdivision, redivision, change, reduction, combination or consolidation, or the record date for such issue of Common Shares by way of a stock dividend or distribution, as the case may be, by multiplying the Share Subscription Rate in effect on such effective date or record date by a fraction:

                  (A) the numerator of which shall be the total number of Common Shares outstanding immediately after such date; and

                  (B) the denominator of which shall be the total number of Common Shares outstanding immediately prior to such date.

      Such adjustment shall be made successively whenever any event referred to in this Section 4.1 (a) shall occur. Any such issue or distribution of Common Shares or securities convertible into or exchangeable for Common Shares shall be deemed to have been made on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under Sections 4.1(b) and 4.1(c);

(b) Subject to Section 4.2, if and whenever at any time from the Rights Offering Closing Date and prior to the Exercise Date, WEF shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its then-outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price on such record date, the Share Subscription Rate for any Subscription Receipts still outstanding shall be adjusted immediately after such record date so that it shall equal the rate determined by multiplying the Share Subscription Rate in effect on such record date by a fraction:

            (i) the denominator of which shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price; and

            (ii) the numerator of which shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase or into which the convertible or exchangeable securities so offered are convertible or exchangeable.

      Any Common Shares owned by or held for the account of WEF or any subsidiary shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such rights, options or warrants are not exercised prior to the expiration thereof, the Share Subscription Rate shall be readjusted to the Share Subscription Rate which would then be in effect if such record date had not been fixed or to the Share Subscription Rate which would then be in effect based upon the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

(c) Subject to Section 4.1(f) and Section 4.2, if and whenever at any time from the Rights Offering Closing Date and prior to the Exercise Date, WEF shall fix a record date for the mailing of a distribution to all or substantially all the holders of its outstanding Common Shares of:

            (i) shares of WEF of any class other than Common Shares or other securities of WEF;

            (ii) rights, options or warrants to acquire Common Shares (or securities convertible into or exchangeable for Common Shares) or other securities of WEF;

            (iii) evidences of its indebtedness; or

            (iv)  any other assets; '

      (excluding, in each case, any distribution referred to in Section 4.1 (a) or Section 4.1(b))then, in each such case, the Share Subscription Rate for any Subscription Receipts still outstanding shall be adjusted immediately after such record date so that it shall equal the rate determined by multiplying the Share Subscription Rate in effect on such record date by a fraction:

            (v) the numerator of which will be the product of the number of Common Shares outstanding on such record date and the Current Market Price on such record date; and

            (vi)  the denominator of which will be:

                  (A) the product of the number of Common Shares outstanding on such record date and the Current Market Price on such record date; less

                  (B) the aggregate fair market value, as determined by the directors of WEF (whose determination will be conclusive), to the holders of Common Shares of such shares, other securities, rights, options, warrants, evidences of indebtedness or other assets so distributed.

      Any Common Shares owned by or held for the account of WEF or any subsidiary shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Share Subscription Rate shall be readjusted to the Share Subscription Rate which would then be in effect if such record date had not been fixed or to the Share Subscription Rate which would then be in effect based upon such shares, other securities, rights, options, warrants, evidences of indebtedness or other assets actually distributed, as the case may be.

(d) Subject to Section 4.1(f) and Section 4.2, if and whenever at any time from the Rights Offering Closing Date and prior to the Exercise Date, there is a reclassification of the Common Shares or a capital reorganization of WEF other than as described in Section 4.1(a), Section 4.1(b) or Section 4.1(c) or an amalgamation, arrangement or merger of WEF with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of WEF as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, a holder of Subscription Receipts which have not been exchanged for Underlying Common Shares prior to the effective date of such reclassification, reorganization, amalgamation, arrangement, merger, sale or conveyance shall, upon the exchange of such Subscription Receipts thereafter, be entitled to receive and shall accept, in lieu of the number of Underlying Common Shares to which the Receiptholder was previously entitled upon exchange thereof, the number of shares or other securities or property of WEF or of the body corporate, trust, partnership or other entity resulting from such amalgamation, arrangement or merger or to which such sale or conveyance may be made, as the case may be, that such Receiptholder would have been entitled to receive on such reclassification, capital reorganization, amalgamation, arrangement, merger, sale or conveyance, if on the record date or the effective date thereof, as the case may be, the Receiptholder had been the registered holder of the number of Underlying Common Shares to which immediately before the transaction he was entitled upon conversion. To give effect to or to evidence the provisions of this Section 4.1(d), WEF, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, amalgamation, arrangement, merger, sale or conveyance, enter into an agreement which shall provide, to the extent possible, for the application of the provisions set out in this Agreement with respect to the rights and interests thereafter of the Receiptholder to the effect that the provisions set out in this Agreement shall thereafter correspondingly be made applicable, as nearly as may reasonably be possible, with respect to any shares, other securities or property to which a Receiptholder is entitled on the exchange of Subscription Receipts thereafter. Any agreement entered into between WEF and the Subscription Receipt Agent pursuant to the provisions of this
      Section 4.1(d) shall be a supplemental agreement entered into pursuant to the provisions of Article 9. Any agreement entered into between WEF, any successor to WEF or such purchasing body corporate, partnership, trust or other entity and the Subscription Receipt Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1(d) and which shall apply to successive reclassifications, capital reorganizations, amalgamations, arrangements, mergers, sales or conveyances.

(e) In any case in which this Section 4.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein WEF may defer, until the occurrence of such event, issuing to the holder of any Subscription Receipt in respect of which conversion occurs after such event, the additional Underlying Common Shares issuable upon conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that WEF shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Underlying Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Underlying Common Shares declared in favour of holders of record of Common Shares on and after the relevant date of conversion or such later date as such holder would, but for the provisions of this Section 4.1(e), have become the holder of record of such additional Common Shares pursuant to this Section 4.1.

(f) In any case in which Section 4.1(c) requires that an adjustment be made to the Share Subscription Rate, no such adjustment shall be made if the Subscription Receipt Agent receives the shares, evidences of indebtedness or other assets referred to in Section 4.1(d), in such kind and number as Receiptholders would have received if they had been holders of Common Shares on the applicable record date or effective date, as the case may be, by virtue of their rights under outstanding Subscription Receipts having then been exercised to acquire Underlying Common Shares at the Share Subscription Rate in effect on the applicable record date or effective dates as the case may be. Any such shares, evidences of indebtedness or other assets so received by the Subscription

      Receipt Agent shall be held and distributed by the Subscription Receipt Agent pursuant hereto.

(g) The adjustments provided for in this Section 4.1 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section 4.1, provided that, notwithstanding any other provision of this Section 4.1, no adjustment of the Share Subscription Rate shall be required unless such adjustment would require an increase or decrease of at least one percent in the Share Subscription Rate then in effect, provided, however, that any adjustments which by reason of this Section 4.1(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(h) If WEF sets a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment shall be made to the Share Subscription Rate.

(i) After any adjustment pursuant to this Section 4.1, the term "Underlying Common Shares" where used in this Agreement shall be interpreted to mean securities of any class or classes which as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, the Receiptholder is entitled to receive upon the conversion of its Subscription Receipts, and the number of Underlying Common Shares to be issued upon any conversion shall be interpreted to mean the number of Underlying Common Shares or other property or securities a Receiptholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full conversion of a Subscription Receipt.

4.2 NO ADJUSTMENT FOR STOCK OPTIONS OR SECURITIES ISSUED UNDER THE PROSPECTUS

Notwithstanding anything to the contrary in this Article 4, no adjustment shall be made pursuant to this Agreement in the rights attached to the Subscription Receipts upon or in respect of:

(a) the issue of securities qualified by or issued under the Prospectus or the Tricap Option;

(b)   the issue of securities pursuant to the Standby Purchase Agreement; or

(c) the issue of Common Shares pursuant to any stock option or stock purchase plan in force from time to time for officers, directors or employees of WEF or pursuant to any stock option granted by WEF prior to the date of this Agreement.

4.3 DETERMINATION BY WEF'S AUDITORS

In the event of any question arising with respect to the adjustments provided for in this Article 4, such question shall be conclusively determined by WEF's auditors, who shall have access to all necessary records of WEF, and such determination shall be binding upon WEF, the Subscription Receipt Agent, all Receiptholders and all other persons interested therein.

4.4   PROCEEDINGS PRIOR TO ANY ACTION REQUIRING ADJUSTMENT

As a condition precedent to the taking of any action which would require an adjustment in the rights attached to Subscription Receipts, including the Share Subscription Rate, WEF shall take any corporate action which may, in the opinion of Counsel to WEF, be necessary to ensure that WEF has sufficient authorized capital and that WEF may validly and legally issue, as fully paid and non-assessable shares, all of the shares which the holders of such Subscription Receipts are entitled to receive on the full exercise thereof in accordance with the provisions of this Agreement.

4.5   ACTION REQUIRING ADJUSTMENT

In case WEF, after the date hereof, shall take any action affecting the Common Shares, other than the actions described in this Article 4, which, in the opinion of the directors of WEF would materially affect the rights of the Receiptholders and/or the rights attached to the Subscription Receipts, then the number of Underlying Common Shares which are to be received upon the exercise of Subscription Receipts shall be adjusted in such manner, if any, and at such time as the directors of WEF may, in their discretion, reasonably determine to be equitable to the Receiptholders in such circumstances.

4.6   CERTIFICATE OF ADJUSTMENT

WEF shall, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in this Article 4, deliver a certificate of WEF to the Subscription Receipt Agent specifying the nature of the event requiring such adjustment or readjustment and the amount of the adjustment or readjustment necessitated thereby and setting out in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of WEF's auditors verifying such calculation.

4.7   NOTICE OF SPECIAL MATTERS

WEF covenants with the Subscription Receipt Agent that, so long as any Subscription Receipt remains outstanding, it will give notice to the Subscription Receipt Agent and to the Receiptholders of its intention to fix the record date for any event referred to in Section 4.1(a), Section 4.1(b) and
Section 4.1(c) (other than the subdivision, redivision, reduction, combination or consolidation of its Common Shares) which may give rise to an adjustment in the Share Subscription Rate. Such notice shall specify the particulars of such event and the record date for such event, provided that WEF shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than 14 days prior to such applicable record date.

4.8   PROTECTION OF SUBSCRIPTION RECEIPT AGENT

Except as provided in Section 10.1, the Subscription Receipt Agent:

(a) Shall not at any time be under any duty or responsibility to any Receiptholder to determine whether any facts exist which may require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made or the method employed in making such adjustment;

(b) Shall not be accountable with respect to the validity or value, (or the kind or amount) of any Underlying Common Shares or other shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Subscription Receipt;

(c) Shall not be responsible for any failure of WEF to issue, transfer or deliver Underlying Common Shares or certificates representing Underlying Common Shares upon the surrender of any Subscription Receipts for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4; and

(d) Shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of WEF of any of the representations, warranties or covenants herein contained or of any acts of the agents of WEF.

                                    ARTICLE 5
                   INVESTMENT OF ESCROWED FUNDS AND PAYMENT OF INTEREST

5.1   INVESTMENT OF ESCROWED FUNDS

Pending disbursement of the Escrowed Funds the Subscription Receipt Agent shall hold, invest and reinvest the Escrowed Funds on behalf of the Receiptholders and WEF in short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a province of Canada or a Canadian chartered bank, provided that such obligation is rated at least R1 (middle) by Dominion Bond Rating Service Limited or an equivalent rating service, as directed in writing by WEF. Such direction to the Subscription Receipt Agent shall be provided by WEF no later than 9:00 a.m. (Toronto time) on the day on which the investment is to be made. Any direction received by the Subscription Receipt Agent after 9:00 a.m. or on a day which is not a Business Day, shall be deemed to have been given prior to 9:00 a.m. on the next Business Day. If at any time the Escrowed Funds include cash that is not invested and WEF has not provided directions to the Subscription Receipt Agent to invest such cash, the Subscription Receipt Agent shall deposit all such uninvested cash in an account, a term deposit or guaranteed investment certificates of a Canadian chartered bank, having either no fixed term or no irrevocable term and which pays interest on the daily balance. The Subscription Receipt Agent shall have no liability with respect to any loss in value of investments as permitted to be made hereunder. In making any payment, the Subscription Receipt Agent shall not be liable for any loss sustained from early termination of an investment if such termination is required to make a payment hereunder.

5.2   SEGREGATION OF ESCROWED FUNDS

The Escrowed Funds received by the Subscription Receipt Agent and any securities or other instruments received by the Subscription Receipt Agent upon the investment or reinvestment of such Escrowed Funds, shall be received as agent for, and shall be segregated and kept apart by the Subscription Receipt Agent as agent for, the holders of Subscription Receipts and WEF.

5.3   THIRD PARTY INTEREST

WEF hereby represents to the Subscription Receipt Agent that any account to be opened by, or interest to be held by, the Subscription Receipt Agent, in connection with this Agreement, for or to the credit of WEF, is not intended to be used by or on behalf of any third party.

                                    ARTICLE 6
                           RIGHTS OF WEF AND COVENANTS

6.1   OPTIONAL PURCHASES BY WEF

Subject to applicable law, WEF may from time to time purchase by private contract or otherwise any of the Subscription Receipts.

6.2   GENERAL COVENANTS

(a) WEF covenants with the Subscription Receipt Agent that so long as any Subscription Receipts remain outstanding:

            (i)   it will use its best efforts to maintain its existence;

            (ii) it will make all requisite filings under applicable Canadian securities legislation including those necessary to remain a reporting issuer not in default in each of the provinces in which it is currently a reporting issuer;

            (iii) it will reserve and keep available a sufficient number of
                  Common Shares to enable it to satisfy its obligations to issue Underlying Common Shares in respect of Subscription Receipts;

            (iv) it will announce by press release the satisfaction of the Exchange Conditions, the Closing Date, or the Termination Date, as the case may be, in accordance with the provisions hereof;

            (v) it will perform and carry out all of the acts or things to be done by it as provided in this Agreement; and

            (vi) prior to the earlier of the Closing Date and the Termination Date, it will not sell the properties or assets of WEF as, or substantially as, an entirety, to any other entity.

6.3   SUBSCRIPTION RECEIPT AGENT'S REMUNERATION, EXPENSES AND INDEMNIFICATION

(a) WEF covenants that it will pay to the Subscription Receipt Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Subscription Receipt Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Subscription Receipt Agent in the administration or execution of this Agreement (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Subscription Receipt Agent's negligence, willful misconduct or bad faith. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Subscription Receipt Agent against unpaid invoices and shall be payable on demand.

(b) WEF hereby indemnifies and saves harmless the Subscription Receipt Agent and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever which may be brought against the Subscription Receipt Agent or which it may suffer or incur as a result or arising out of the performance of its duties and obligations under this Agreement, save only in the event of the negligence, willful misconduct or bad faith of the Subscription Receipt Agent. It is understood and agreed that this indemnification shall survive the termination or the discharge of this Agreement or the resignation or replacement of the Subscription Receipt Agent.

6.4   PERFORMANCE OF COVENANTS BY SUBSCRIPTION RECEIPT AGENT

If WEF shall fail to perform any of its covenants contained in this Agreement, the Subscription Receipt Agent may notify the Receiptholders of such failure on the part of WEF or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Receiptholders of such performance by it. All sums expended or advanced by the Subscription Receipt Agent in so doing shall be repayable as provided in Section 6.3. No such performance, expenditure or advance by the Subscription Receipt Agent shall relieve WEF of any default hereunder or of its continuing obligations under the covenants contained herein.

6.5   ACCOUNTING

The Subscription Receipt Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Subscription Receipt Agent hereunder and the receipt, investment, reinvestment and disbursement of the Escrowed Funds, and shall provide to WEF records and statements thereof periodically upon written request. WEF shall have the right to audit any such books, records, accounts and statements.

6.6   PAYMENTS BY SUBSCRIPTION RECEIPT AGENT

In the event that any funds to be disbursed by the Subscription Receipt Agent in accordance herewith are received by the Subscription Receipt Agent in the form of an uncertified cheque or cheques, the Subscription Receipt Agent shall be entitled to delay the time for disbursement of such funds hereunder until such uncertified cheque or cheques have cleared in the ordinary course the financial institution upon which the same are drawn. The Subscription Receipt Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with or are otherwise held by it.

6.7   REGULATORY MATTERS

WEF shall file all such documents, notices and certificates and take such steps and do such things as may be necessary under applicable securities laws to permit the issuance of the Common Shares in the circumstances contemplated by
Section 3.3 such that (i) such issuance will comply with the prospectus and registration requirements of applicable securities laws in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and (ii) the first trade in Common Shares (other than from the holdings of a Person who, alone or in combination with others, hold sufficient Common Shares to materially affect control of WEF) will not be subject to, or will be exempt from, the prospectus requirements of applicable securities laws in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec.

                                   ARTICLE 7
                                  ENFORCEMENT

7.1   SUITS BY RECEIPTHOLDERS

Subject to the powers of Receiptholders exercisable by special resolutions, all or any of the rights conferred upon any Receiptholder by any of the terms of the Subscription Receipts or of this Agreement, or of both, may be enforced by the Receiptholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Subscription Receipt Agent to proceed in its own name to enforce each and all of the provisions contained herein for the benefit of the Receiptholders.

7.2   IMMUNITY OF SHAREHOLDERS, ETC.

The Subscription Receipt Agent and, by the acceptance of the Subscription Receipts and as part of the consideration for the issue of the Subscription Receipts, the Receiptholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future Shareholder, director, officer, employee or agent of WEF or any successor entity for the issue of the Common Shares pursuant to any Subscription Receipt or on any covenant, agreement, representation or warranty by WEF contained herein or in the Subscription Receipts.

                                   ARTICLE 8
                           MEETINGS OF RECEIPTHOLDERS

8.1   RIGHT TO CONVENE MEETINGS

The Subscription Receipt Agent may at any time and from time to time, and shall on receipt of a written request of WEF or of a Receiptholders' Request and upon being funded and indemnified to its reasonable satisfaction by WEF or by the Receiptholders signing such Receiptholders' Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Receiptholders. In the event of the Subscription Receipt Agent failing to so convene a meeting within fifteen (15) days after receipt of such written request of WEF or such Receiptholders' Request and funding and indemnity given as aforesaid, WEF or such Receiptholders, as the case may be, may convene such meeting. Every such meeting shall be held in Toronto, Ontario or at such other place as may be determined by the Subscription Receipt Agent and approved by WEF.

8.2   NOTICE

At least ten (10) days prior notice of any meeting of Receiptholders shall be given to the Receiptholders in the manner provided for in Section 11.2 and a copy of such notice shall be sent by mail to the Subscription Receipt Agent (unless the meeting has been called by the Subscription Receipt Agent) and to WEF (unless the meeting has been called by WEF). Such notice shall state the date (which should be a Business Day) and time (which shall be within business hours) when, and the place where the meeting, is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Receiptholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8.

8.3   CHAIRPERSON

An individual (who need not be a Receiptholder) designated in writing by the Subscription Receipt Agent shall be chairperson of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Receiptholders present in person or by proxy shall choose some individual present to be chairperson.

8.4   QUORUM

Subject to the provisions of Section 8.11, at any meeting of the Receiptholders a quorum shall consist of not less than two (2) Receiptholders present in person or by proxy and holding 10% of the then-outstanding Subscription Receipts entitled to vote on the matters to be considered thereat. If a quorum of the Receiptholders shall not be present within (30) minutes from the time fixed for holding any meeting, the meeting, if summoned by the Receiptholders or on a Receiptholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business
Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business. At the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold at least 10% of the then outstanding Subscription Receipts entitled to vote on the matters to be considered thereat.

8.5   POWER TO ADJOURN

The chairperson of any meeting at which a quorum of the Receiptholders is present may, with the consent of the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6   SHOW OF HANDS

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on a special resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairperson that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

8.7   POLL AND VOTING

On every special resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairperson or by one or more of the Receiptholders acting in person or by proxy and holding at least 5% of the Subscription Receipts then outstanding entitled to vote on the matters to be considered thereat, a poll shall be taken in such manner as the chairperson shall direct. Questions other than those required to be determined by special resolution shall be decided by a majority of the votes cast on the poll.

On a show of hands, every person who is present and entitled to vote, whether as a Receiptholder or as proxy for one or more absent Receiptholders, or both, shall have one vote. On a poll, each Receiptholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Common Share that such person is entitled to receive pursuant to the Subscription Receipt(s) then held or represented by such person. A proxy need not be a Receiptholder. In the case of joint holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together in respect of Subscription Receipts of which they are joint registered holders. The chairperson of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Subscription Receipts, if any, that are held or represented by the chairperson.

8.8   PROCEDURES OF THE SUBSCRIPTION RECEIPT AGENT

The Subscription Receipt Agent, or WEF with the approval of the Subscription Receipt Agent, may from time to time make and from time to time vary such procedures as it shall think fit for:

(a) the setting of the record date for a meeting of holders of Subscription Receipts for the purpose of determining Receiptholders entitled to receive notice of and vote at such meeting;

(b) the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipt Certificates specified therein have been deposited with it by a named person and will remain on deposit until after the meeting, which voting certificate shall entitle the persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in such voting certificates were the actual holders of the Subscription Receipt Certificates specified therein;

(c) the deposit of voting certificates and instruments appointing proxies at such place and time as the Subscription Receipt Agent, WEF or the Receiptholders, convening the meeting, as the case may be, may in the notice convening the meeting direct;

(d) the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or telecopied before the meeting to WEF or to the Subscription Receipt Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(e) the form of the instrument of proxy and the manner in which the instrument of proxy must be executed; and

(f) generally for the calling of meetings of Receiptholders and the conduct of business thereat.

Any procedures so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such procedures may provide, the only persons who shall be recognized at any meeting as a Receiptholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 8.9), shall be Receiptholders or their counsel, or duly appointed proxies of Receiptholders.

8.9   WEF AND SUBSCRIPTION RECEIPT AGENT MAY BE REPRESENTED

WEF and the Subscription Receipt Agent, by their respective authorized agents, and the counsel for WEF and for the Subscription Receipt Agent may attend any meeting of the Receiptholders, but shall have no vote as such unless in their capacity as Receiptholder or a proxy holder.

8.10  POWERS EXERCISABLE BY SPECIAL RESOLUTION

In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Receiptholders at a meeting shall, subject to the provisions of Section 8.11, have the power, subject to all applicable regulatory and exchange approvals, exercisable from time to time by special resolution:

(a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Receiptholders or the Subscription Receipt Agent (subject to the consent of the Subscription Receipt Agent) against WEF or against its undertaking, property and assets or any part thereof whether such rights arise under this Agreement or the Subscription Receipts or otherwise;

(b) to amend, alter or repeal any special resolution previously passed or sanctioned by the Receiptholders;

(c) to direct or to authorize the Subscription Receipt Agent to enforce any of the covenants on the part of WEF contained in this Agreement or the Subscription Receipts or to enforce any of the rights of the Receiptholders in any manner specified in such special resolution or to refrain from enforcing any such covenant or right;

(d) to waive, and to direct the Subscription Receipt Agent to waive, any default on the part of WEF in complying with any provisions of this Agreement or the Subscription Receipts either unconditionally or upon any conditions specified in such special resolution;

(e) to restrain any Receiptholder from taking or instituting any suit, action or proceeding against WEF for the enforcement of any of the covenants on the part of WEF in this Agreement or the Subscription Receipts or to enforce any of the rights of the Receiptholders;

(f) to direct any Receiptholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Receiptholder in connection therewith;

(g) to assent to any modification of, change in or omission from the provisions contained in the Subscription Receipts and this Agreement or any ancillary or supplemental instrument which may be agreed to by WEF, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission;

(h) with the consent of WEF (such consent not to be unreasonably withheld or delayed), to remove the Subscription Receipt Agent or its successor in office and to appoint a new subscription receipt agent to take the place of the Subscription Receipt Agent so removed; and

(i) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Common Shares or other securities of WEF.

8.11  MEANING OF SPECIAL RESOLUTION

(a) The expression "special resolution" when used in this Agreement means, subject as hereinafter provided in this Section 8.11 and in Section 8.14, a resolution proposed at a meeting of Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 8 at which two (2) or more Receiptholders are present in person either holding personally or representing as proxies not less in aggregate than 25% of the number of Subscription Receipts then outstanding entitled to vote on the matters to be considered thereat and passed by the affirmative votes of Receiptholders holding more than 66 2/3% of the Subscription Receipts represented at the meeting and voted on a poll upon such resolution.

(b) Notwithstanding Section 8.11(a), if, at any meeting called for the purpose of passing a special resolution, at least two (2) Receiptholders holding not less in aggregate than 25% of the then outstanding Subscription Receipts are not present in person or by proxy within thirty
      (30) minutes after the time appointed for the meeting, then the meeting, if convened by Receiptholders or on a Receiptholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than twenty-one (21) nor more than sixty (60) days later, and to such place and time as may be determined by the chairperson. Not less than ten (10) days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 11.2. Such notice shall state that at the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting:

            (i) if the special resolution purports to exercise any of the powers conferred pursuant to Sections 8.10(a), 8.10(d) or 8.10(i) or purports to change the provisions of this Section
                  8.11 or of Section 8.14 or purports to amend, alter or repeal any special resolution previously passed or sanctioned by the Receiptholders in exercise of the powers referred to in this paragraph, a quorum for the transaction of business shall consist of Receiptholders holding more than 25% of the then outstanding Subscription Receipts entitled to vote on the matters to be considered thereat present in person or by proxy; and

            (ii) in any other case, a quorum for the transaction of business shall consist of such Receiptholders as are present in person or by proxy.

(c) At any such adjourned meeting, any resolution passed by the requisite votes as provided in Section 8.11(a) shall be a special resolution within the meaning of this Agreement notwithstanding that Receiptholders holding more than 25% of the then outstanding Subscription Receipts entitled to vote on the matters to be considered thereat are not present in person or by proxy at such adjourned meeting.

(d) Votes on a special resolution shall always be given on a poll and no demand for a poll on a special resolution shall be necessary.

8.12  POWERS CUMULATIVE

Any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Receiptholders by special resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Receiptholders to exercise such power or powers or combination of powers then or thereafter from time to time.

8.13  MINUTES

Minutes of all resolutions and proceedings at every meeting of Receiptholders shall be made and duly entered in books to be provided from time to time for that purpose by the Subscription Receipt Agent at the expense of WEF, and any such minutes as aforesaid, if signed by the chairperson or the secretary of the meeting at which such resolutions were passed or proceedings had or by the chairperson or secretary of the next succeeding meeting held shall be prima facie evidence of the matters therein stated and, until the contrary is proved or otherwise determined by a court of competent jurisdiction, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

8.14  INSTRUMENTS IN WRITING

All actions which may be taken and all powers that may be exercised by the Receiptholders at a meeting held as provided in this Article 8 may also be taken and exercised by an instrument in writing signed in one or more counterparts by such Receiptholders in person or by attorney duly appointed in writing, by Receiptholders holding at least 66 2/3% of the then outstanding Subscription Receipts entitled to vote on the matters to be considered thereat with respect to a special resolution, and the expression "special resolution" when used in this Agreement shall include an instrument so signed by Receiptholders holding at least 66 2/3% of the then outstanding Subscription Receipts entitled to vote on the matters to be considered thereat.

8.15  BINDING EFFECT OF RESOLUTIONS

Every resolution and every special resolution passed in accordance with the provisions of this Article 8 at a meeting of Receiptholders shall be binding upon all the Receiptholders, whether present at or absent from such meeting, and every instrument in writing signed by Receiptholders in accordance with Section
8.14 shall be binding upon all the Receiptholders, whether signatories thereto or not, and each and every Receiptholder and the Subscription Receipt Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

8.16  HOLDINGS BY WEF DISREGARDED

In determining whether Receiptholders are present at a meeting of Receiptholders for the purpose of determining a quorum or have concurred in any consent, waiver, special resolution, Receiptholders' Request or other action under this Agreement, Subscription Receipts owned legally or beneficially by WEF or any affiliated entity of WEF or over which any of them exercises any direction or control shall be disregarded in accordance with the provisions of Section 11.7.

                                    ARTICLE 9
                            SUPPLEMENTAL AGREEMENTS

9.1   PROVISION FOR SUPPLEMENTAL AGREEMENTS FOR CERTAIN PURPOSES

From time to time WEF and the Subscription Receipt Agent may, subject to the provisions hereof and subject to regulatory, corporate and all other approvals, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, agreements supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Subscription Receipt Agent relying on Counsel, prejudicial to the interests of the Receiptholders;

(b)   giving effect to any special resolution passed as provided in Article 8;

(c) making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Subscription Receipt Agent, relying on Counsel, prejudicial to the interests of the Receiptholders;

(d) adding to or altering the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipt Certificates, and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;

(e) modifying any of the provisions of this Agreement, including relieving WEF from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Subscription Receipt Agent, relying on Counsel such modification or relief in no way prejudices any of the rights of the Receiptholders or of the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any such supplemental agreement which in its opinion may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative; and

(f) for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Subscription Receipt Agent the rights of the Subscription Receipt Agent and of the Receiptholders are in no way prejudiced thereby.

                                   ARTICLE 10
                   CONCERNING THE SUBSCRIPTION RECEIPT AGENT

10.1  RIGHTS AND DUTIES OF SUBSCRIPTION RECEIPT AGENT

(a) In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent shall exercise that degree of care, diligence and skill that a reasonably prudent subscription receipt agent would exercise in comparable circumstances. No provision of this Agreement shall be construed to relieve the Subscription Receipt Agent from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct or bad faith.

(b) The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the Receiptholders hereunder shall be conditional upon the Receiptholders furnishing, when required by notice by the Subscription Receipt Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and to hold harmless the Subscription Receipt Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipts held by them, for which Subscription Receipts the Subscription Receipt Agent shall issue receipts.

(d) Every provision of this Agreement that by its terms relieves the Subscription Receipt Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of this Section 10.1 and of Section 10.2.

(e) The Subscription Receipt Agent shall have no duties except those expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of, this Agreement, unless received by it in writing and signed by the other parties hereto and, if its duties herein are affected, unless it shall have given its prior written consent thereto.

(f) The Subscription Receipt Agent shall not be responsible for ensuring that the Escrowed Funds are used in the manner contemplated by the Prospectus.

(g) The Subscription Receipt Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement, which documentation does not require the exercise of any discretion or independent judgment.

(h) The Subscription Receipt Agent shall incur no liability whatsoever with respect to the delivery or non-delivery of any certificates whether delivery by hand, mail or any other means.

(i) The Subscription Receipt Agent shall not be responsible or liable in any manner whatsoever for the deficiency, correctness, genuineness or validity of any securities deposited with it.

10.2  EVIDENCE, EXPERTS AND ADVISERS

(a) In addition to the reports, certificates, opinions and other evidence required by this Agreement, WEF shall furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as the Subscription Receipt Agent may reasonably require by written notice to WEF.

(b) In the exercise of its rights and duties hereunder, the Subscription Receipt Agent may, if it is acting in good faith, act and rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of WEF, certificates of WEF or other evidence furnished to the Subscription Receipt Agent pursuant to any provision hereof or pursuant to a request of the Subscription Receipt Agent.

(c) Whenever it is provided in this Agreement that WEF shall deposit with the Subscription Receipt Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of WEF to have the Subscription Receipt Agent take the action to be based thereon.

(d) Proof of the execution of an instrument in writing, including a Receiptholders' Request, by any Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Subscription Receipt Agent may consider adequate.

(e) The Subscription Receipt Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(f) The Subscription Receipt Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Subscription Receipt Agent.

(g) The Subscription Receipt Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from Counsel, or any accountant, appraiser, engineer or other expert or advisor, whether retained or employed by WEF or by the Subscription Receipt Agent with respect to any matter arising in relation to the Agreement.

10.3  DOCUMENTS, ETC. HELD BY SUBSCRIPTION RECEIPT AGENT

Any securities, documents of title or other instruments that may at any time be held by the Subscription Receipt Agent pursuant to this Agreement may be placed in the deposit vaults of the Subscription Receipt Agent or of any Canadian chartered bank or deposited for safekeeping with any such bank. If the Subscription Receipt Agent has not received a direction under Section 5.1, any monies so held pending the application or withdrawal thereof under any provisions of this Agreement may be deposited in the name of the Subscription Receipt Agent in any Canadian chartered bank, or any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof, at the rate of interest (if any) then current on similar deposits.

10.4  ACTIONS BY SUBSCRIPTION RECEIPT AGENT TO PROTECT INTEREST

The Subscription Receipt Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Receiptholders.

10.5  SUBSCRIPTION RECEIPT AGENT NOT REQUIRED TO GIVE SECURITY

The Subscription Receipt Agent shall not be required to give any bond or security in respect of the execution of this Agreement or otherwise in respect of the premises.

10.6  PROTECTION OF SUBSCRIPTION RECEIPT AGENT

By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(a) the Subscription Receipt Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 10.8 or in the certificate of the Subscription Receipt Agent on the Subscription Receipt Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by WEF;

(b) nothing herein contained shall impose any obligation on the Subscription Receipt Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(c) the Subscription Receipt Agent shall not be bound to give notice to any person or persons of the execution hereof;

(d) the Subscription Receipt Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of WEF of any of the covenants herein contained or of any acts of any director, officers, employees, agents or servants of WEF; and

(e) WEF shall indemnify and save harmless the Subscription Receipt Agent and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever brought against the Subscription Receipt Agent which it may suffer or incur as a result of or arising out of the performance of its duties and obligations under this Agreement, including any and all legal fees and disbursements of whatever kind or nature, save only in the event of the negligent action, the negligent failure to act, or the willful misconduct or bad faith of the Subscription Receipt Agent. It is understood and agreed that this indemnification shall survive the termination or discharge of this Agreement or the resignation or removal of the Subscription Receipt Agent.

10.7  REPLACEMENT OF SUBSCRIPTION RECEIPT AGENT; SUCCESSOR BY MERGER

(a) The Subscription Receipt Agent may resign its appointment and be discharged from all other duties and liabilities hereunder, subject to this Section 10.7, by giving to WEF not less than thirty (30) days prior notice in writing or such shorter prior notice as WEF may accept as sufficient. The Receiptholders by special resolution shall have power at anytime to remove the existing Subscription Receipt Agent and to appoint a new subscription receipt agent. In the event of the Subscription Receipt Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder WEF shall forthwith appoint a new subscription receipt agent unless a new subscription receipt agent has already been appointed by the Receiptholders; failing such appointment by WEF on behalf of the retiring Subscription Receipt Agent (at the expense of WEF) or any Receiptholder may apply to a justice of the Ontario Superior Court of Justice on such notice as such justice may direct, for the appointment of a new subscription receipt agent; but any new subscription receipt agent so appointed by WEF or by the Court shall be subject to removal as aforesaid by the Receiptholders. Any new subscription receipt agent appointed under any provision of this Section 10.7 shall be a corporation authorized to carry on the business of a trust company in the Province of Ontario and, if required by the applicable legislation for any other provinces, in such other provinces. On any such appointment the new subscription receipt agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent hereunder. At the request of WEF or the new subscription receipt agent, the retiring Subscription Receipt Agent, upon payment of the amounts, if any, due to it pursuant to Section 6.3, shall duly assign, transfer and deliver to the new subscription receipt agent all property and money held and all records kept by the retiring Subscription Receipt Agent hereunder or in connection herewith.

(b) Upon the appointment of a successor subscription receipt agent, WEF shall promptly notify the Receiptholders thereof in the manner provided for in
      Article 11 hereof.

(c) Any corporation into or with which the Subscription Receipt Agent may be merged or consolidated or amalgamated, or any corporation resulting there from to which the Subscription Receipt Agent shall be a party, or any corporation succeeding to the corporate trust business of the Subscription Receipt Agent shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor subscription receipt agent under Section 10.7(a).

(d) Any Subscription Receipt Certificate certified but not delivered by a predecessor Subscription Receipt Agent may be delivered by the successor subscription receipt agent in the name of the predecessor or successor Subscription Receipt Agent.

10.8  CONFLICT OF INTEREST

(a) The Subscription Receipt Agent represents to WEF that at the time of execution and delivery hereof no material conflict of interest exists between its role as a subscription receipt agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within thirty (30) days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its appointment as Subscription Receipt Agent hereunder to a successor subscription receipt agent approved by WEF and meeting the requirements set forth in Section 10.7(a). Notwithstanding the foregoing provisions of this Section 10.8(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Subscription Receipts shall not be affected in any manner whatsoever by reason thereof.

(b) Subject to Section 10.8(a), the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of WEF and generally may contract and enter into financial transactions with WEF or any affiliated entity of WEF without being liable to account for any profit made thereby.

10.9 ACCEPTANCE OF APPOINTMENT

The Subscription Receipt Agent hereby accepts the appointment as subscription receipt agent in this Agreement and agrees to perform its duties hereunder upon the terms and conditions herein set forth.

10.10 SUBSCRIPTION RECEIPT AGENT NOT TO BE APPOINTED RECEIVER

The Subscription Receipt Agent and any person related to the Subscription Receipt Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of WEF.

10.11 SUBSCRIPTION RECEIPT AGENT NOT BOUND TO ACT

The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the other parties to this Agreement, provided (i) that the Subscription Receipt Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the

Subscription Receipt Agent's satisfaction within such 10 day period, then such resignation shall not be effective.

                                   ARTICLE 11
                                     GENERAL

11.1  NOTICE TO WEF AND THE SUBSCRIPTION RECEIPT AGENT

(a) Unless herein otherwise expressly provided, any notice to be given hereunder to WEF, the Underwriters or the Subscription Receipt Agent shall be deemed to be validly given if delivered by hand courier or if transmitted by telecopier:

            (i)   if to WEF:

                  Western Forest Products Inc.
                  435 Trunk Road
                  Duncan, British Columbia V9L 2P9

                  Attention:       Chief Financial Officer
                  Facsimile:       (250)748-6045

            (ii)  if to the Subscription Receipt Agent:

                  Computershare Trust Company of Canada
                  Corporate Trust Services
                  8th Floor, 100 University Avenue
                  Toronto, ON M5J 2Y1

                  Attention:       Manager, Corporate Trust
                  Facsimile:       (416)981-9777

                  and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if telecopied on the day of transmission or, if such day is not a Business Day, on the first Business Day following the day of transmission. Accidental error or omission in giving notice or accidental failure to mail notice to any Receiptholder will not invalidate any action or proceeding founded thereon.

(b) WEF or the Subscription Receipt Agent, as the case may be, may from time to time notify the other in the manner provided in Section 11.1 (a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of WEF or the Subscription Receipt Agent, as the case may be, for all purposes of this Agreement.

11.2 NOTICE TO RECEIPTHOLDERS

(a) Any notice to the Receiptholders under the provisions of this Agreement shall be valid and effective if delivered or sent by letter or circular through the ordinary first-class post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, five (5) Business Days following actual posting of the notice.

(b) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Receiptholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered personally to such Receiptholders or if delivered to the address for such Receiptholders contained in the register of Subscription Receipts maintained by the Subscription Receipt Agent.

(c) All notices to joint holders of any Subscription Receipt may be given to whichever one of the holders thereof is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all such joint holders of the Subscription Receipt.

11.3 OWNERSHIP OF SUBSCRIPTION RECEIPTS

WEF and the Subscription Receipt Agent may deem and treat the registered owner of any Subscription Receipt Certificate or, in the case of a transferee who has surrendered a Subscription Receipt Certificate in accordance with and as contemplated in Sections 3.3 and 3.5, such transferee, as the absolute owner of the Subscription Receipt represented thereby for all purposes, and WEF and the Subscription Receipt Agent shall not be affected by any notice or knowledge to the contrary except where WEF or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Receiptholder shall be entitled to the rights evidenced by such Subscription Receipt Certificate free from all equities or rights of set off or counterclaim between WEF and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such Receiptholder for the Common Shares which may be acquired pursuant thereto shall be a good discharge to WEF and the Subscription Receipt Agent for the same and neither WEF nor the Subscription Receipt Agent shall be bound to inquire into the title of any such holder except where WEF or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction.

11.4 EVIDENCE OF OWNERSHIP

(a) Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipts specified therein have been deposited by a named Person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, WEF and the Subscription Receipt Agent may treat the Person so named as the owner, and such certificate as sufficient evidence of the ownership by such Person of such Subscription Receipt during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Subscription Receipt so deposited.

(b) WEF and the Subscription Receipt Agent may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any Person (i) the signature of any officer of any bank, trust company, or other depositary satisfactory to the Subscription Receipt Agent as witness of such execution, (ii) the certificate of any notary public or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made that the person signing acknowledged to him the execution thereof, or (iii) a statutory declaration of a witness of such execution.

11.5 SATISFACTION AND DISCHARGE OF AGREEMENT

Upon the earliest of:

(a) The issuance, or deemed issuance, of the Underlying Common Shares and the recording of the same on the registry of Common Shares as contemplated by
      Section 3.3 and the payment of monies required to be paid to WEF pursuant to Section 3.2; or

(b)   the payment of all monies required where Termination occurs as provided in
      Section 3.5(c),

this Agreement shall cease to be of further effect and the Subscription Receipt Agent, on demand of and at the cost and expense of WEF and upon delivery to the Subscription Receipt Agent of a certificate of WEF stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement. Notwithstanding the foregoing, the indemnities provided to the Subscription Receipt Agent by WEF hereunder shall remain in full force and effect and survive the termination of this Agreement.

11.6 PROVISIONS OF AGREEMENT AND SUBSCRIPTION RECEIPTS FOR THE SOLE BENEFIT OF PARTIES AND RECEIPTHOLDERS

Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto, the Receiptholders and the transferees of Subscription Receipts as contemplated in Sections 3.3 and 3.5, as the case may be, any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Receiptholders and such transferees.

11.7 SUBSCRIPTION RECEIPTS OWNED BY WEF OR ITS SUBSIDIARIES - CERTIFICATE TO BE PROVIDED

For the purpose of disregarding any Subscription Receipts owned legally or beneficially by WEF or any affiliated entity of WEF or over which any of them exercises any direction or control in Section 8.16, WEF shall provide to the Subscription Receipt Agent, from time to time, a certificate of WEF setting forth as at the date of such certificate the number of Subscription

Receipts owned legally or beneficially by WEF or any affiliated entity of WEF or over which any of them exercises any direction or control, and the Subscription Receipt Agent, in making the computations in Section 8.16, shall be entitled to rely on such certificate without requiring further evidence thereof.

11.8 EFFECT OF EXECUTION

Notwithstanding any provision of this Agreement, should any Subscription Receipt Certificates be issued and certified in accordance with the terms hereof prior to the actual time of execution of this Agreement by WEF and the Subscription Receipt Agent, any such Subscription Receipt Certificates shall be void and of no value and effect until such actual execution.

11.9 TIME OF ESSENCE

Time is and shall remain of the essence of this Agreement.

11.10 COUNTERPARTS

This Agreement may be executed and delivered in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

                                             WESTERN FOREST PRODUCTS INC.

                                             By:___________________________

                                             COMPUTERSHARE TRUST COMPANY OF
                                             CANADA

                                             By:___________________________

                                             By:___________________________

                                  SCHEDULE"A"

                    FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

                          WESTERN FOREST PRODUCTS INC.
                (A CORPORATION EXISTING UNDER THE LAWS OF CANADA)

SUBSCRIPTION RECEIPTS                               CERTIFICATE FOR SUBSCRIPTION

                                                                        RECEIPTS

NUMBER:  -                                                            CUSIP:  -

            THIS IS TO CERTIFY
THAT _______________________________________________ (the "holder") is the registered holder of ___________________________________________ Subscription
Receipts represented hereby.

            The Subscription Receipts represented by this Subscription Receipt certificate ("Certificate") are issued pursuant to a Subscription Receipt Agreement ("Agreement") dated -, 2006 between Western Forest Products Inc. ("WEF") and Computershare Trust Company of Canada (the "Subscription Receipt Agent").

            Capitalized terms used in the Agreement have the same meaning herein as therein, unless otherwise defined.

            Each Subscription Receipt entitles the holder to receive, in accordance with the terms of, and subject to, the Subscription Receipt
Agreement:

      (a) if the Exchange Conditions are satisfied on or before the Termination Date, to automatically receive, without the payment of any additional consideration, one Common Share for each Subscription Receipt held by the Receiptholders; or

      (b) if the Exchange Conditions are not satisfied on or before the Termination Date, to receive, on the third Business Day following the occurrence of such event, an amount equal to the Issue Price of such Subscription Receipt and its pro rata share of the Earned Interest, less applicable withholding taxes, if any.

            The Subscription Receipts represented hereby are issued under and pursuant to the Agreement. Reference is hereby made to the Agreement and any and all other instruments supplemental or ancillary thereto for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions upon which such Subscription Receipts are, or are to be, issued and held, all to the same effect as if the provisions of the Agreement and all instruments supplemental or ancillary thereto were herein set forth, and to all of which provisions the holder of these Subscription Receipts by acceptance hereof assents. In the event of a conflict or inconsistency between the terms of the Agreement and this Certificate, the terms of the Agreement shall prevail.

            The holding of the Subscription Receipts evidenced by this Certificate shall not constitute the holder hereof a Shareholder of WEF or entitle such holder to any right or interest in respect thereof except as herein and in the Agreement expressly provided.

            The Agreement contains provisions making binding upon all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and by instruments in writing signed by the holders of a specified majority of the outstanding Subscription Receipts.

            The Subscription Receipts evidenced by this Certificate may be transferred on the register kept at the offices of the Subscription Receipt Agent by the registered holder hereof or his legal representatives or his attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent, only upon payment of the charges provided for in the Agreement and upon compliance with such reasonable requirements as the Subscription Receipt Agent may prescribe. The transfer register shall be closed at 5:00 p.m. (Toronto time) on the earlier to occur of the Closing Date and the Termination Date (subject to settlement).

            This Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by or on behalf of the Subscription Receipt Agent.

            Time shall be of the essence hereof. This Certificate is governed by the laws of Ontario and the laws of Canada applicable therein.

            IN WITNESS WHEREOF WEF has caused this Certificate to be signed by a duly authorized representative as of -, 2005.

                                             WESTERN FOREST PRODUCTS INC.

                                             By: _______________________________
                                                   Name:
                                                   Title:

Countersigned by

COMPUTERSHARE TRUST COMPANY
OF CANADA,
as Subscription Receipt Agent

By: _______________________
     Name:
     Title:

Date:  - , 2005

                                  SCHEDULE "B"

                     FORM OF NOTICE - SUBSCRIPTION RECEIPTS

TO: Computershare Trust Company of Canada (the "Subscription Receipt Agent")

            Reference is made to the Subscription Receipt Agreement dated as of
- , 2005 among the undersigned and the Subscription Receipt Agent (capitalized terms used herein without definition having the meanings specified therein).

            In accordance with the provisions of the Subscription Receipt Agreement we are writing to advise you that the Exchange Conditions have been satisfied on or before the Termination Date

            In accordance with Section 3.2 of the Agreement, the Escrowed Funds and the Earned Interest are to be released to WEF. Payment is to be made forthwith and to be delivered to WEF.

            The Subscription Receipt Agent in its capacity as registrar and transfer agent of the Common Shares, is hereby irrevocably directed and authorized to issue and deliver on behalf of WEF certificates representing - Common Shares to the persons to whom such Common Shares are to be issued pursuant to the Agreement effective as at the Closing Date, which is -, 2006, all as provided in Section 3.3 of the Agreement. The Common Shares shall be deemed to be issued at the Closing Date notwithstanding that a certificate evidencing such Common Shares has not been issued. We hereby confirm that the allotment and issue of these Common Shares has been duly authorized by all necessary action and that such Common Shares are to be treated as fully-paid and non-assessable Common Shares.

            The foregoing direction is irrevocable and shall constitute your good and sufficient authority for making such payments as directed above.

DATED the __________________________ day of _________________________, 2005.

WESTERN FOREST PRODUCTS INC.

By:  _______________________________             __________________________

      Authorized Signing Officer

                            $187,500,000 US FACILITY
                            $90,000,000 CDN FACILITY
                        SENIOR SECURED CREDIT FACILITIES
                         SUMMARY OF TERMS AND CONDITIONS
                             Dated November 10, 2005

This Summary of Terms and Conditions ("Summary") shall not be considered to be exhaustive as to the final terms and conditions that govern any potential financing arrangements. In the event of a conflict between the provisions of this Summary and the relevant Agreement, the latter shall govern. This document and all matters related thereto are confidential as between the Borrower and its financial and legal advisors; except for disclosure required pursuant to securities laws, the Borrower agrees to, and to cause its financial and legal advisors to, maintain the confidentiality of this document and such matters unless written authorization to the contrary is provided in advance of any non-authorized disclosure.

BORROWER(S) AND GUARANTORS:         Western Forest Products Inc. (the "Borrower") and any other material subsidiaries (the "Guarantors") (collectively, the
                                    "Obligors").

LENDER:                             Tricap Management Limited or such other entity as may be
                                    designated by it on behalf of the Brascan Bridge Lending Fund Inc.
                                    ("Tricap" or the "Lender").

FACILITIES:                         US$187,500,000 ("US Facility") and a C$90,000,000  ("CDN Facility")
                                    (the US Facility and the CDN Facility, collectively the
                                    "Facilities"), all of which are senior secured credit facilities.

USE OF PROCEEDS:                    Proceeds from the issue of the Facilities will be used to refinance all existing indebtedness relating to the Borrower's
                                    US$221,000,000 15% senior secured notes, and/or for the
                                    acquisition of Cascadia ("Project Grow"), and/or for working capital, and/or for such other use as the Lender may approve.

TERM OF FACILITIES:                 The maturity of the US Facility will occur 48 months from the drawdown date of the US Facility. The maturity of the CDN Facility will occur 12 months from the drawdown date of the CDN Facility and will include one option to extend for a period of 12 months.

DRAWDOWN:                           Subject to the satisfaction of the "Conditions Precedent to
                                    Drawdown", upon two business days notice, but not later than 6 months from the date of execution of this summary ("Expiry Date").

COMMITMENT FEE:                     1.0% of the Facilities amount.   The commitment fee shall be
                                    earned and payable upon the earlier of (a) the first drawdown under the Facilities and (b) the Expiry Date.  If on or before the
                                    Expiry Date the Borrower decides not to complete the Facilities for any reason, it shall pay the Lender US$1,200,000 (the "Break

                                    Fee") and receipt of such amount shall be the sole recourse of the Lender for the loss of the Facilities, in addition to
                                    repayment of third party costs. On execution of this summary, the
                                    Borrower shall pay to the Lender US$300,000 and if the Facilities haven't been drawn by February 9, 2006, the Borrower shall pay to the Lender US$200,000, which fees shall both be applied towards the commitment fee or the Break Fee, as applicable.

INTEREST:                           Interest on amounts drawn and outstanding under the US Facility will be determined for one month periods and charged at the London
                                    Interbank Offered Rate plus 8.15 percentage points and Canadian prime lending rate for the CDN Facility plus 5.25 percentage points for any amount of the Facilities outstanding during the term. All interest payments are due and payable on the last business day of each month, except for interest deferred on the
                                    CDN Facility as described below.

                                    The Borrower shall be entitled to defer the CDN Facility
                                    interest and commitment fee (such deferred amounts to be added to the principal amount outstanding under the CDN Facility as at the date such fee and/or interest was due) provided that: i) the
                                    Borrower is continuing in good faith to complete the divestiture of its BC private timberlands in accordance with the timeline and process map delivered to the Lender prior to the date
                                    hereof; (ii) no event or development has occurred that
                                    materially and adversely affects the prospects of the Borrower completing the divestiture process in accordance with the
                                    timeline and process map; and (iii) no default or event of default has occurred and is continuing.

DEFAULT INTEREST RATE:              Applicable interest rate for the Facilities plus 5% per annum.

MID-TERM FEE:                       0.75% of the outstanding amount of the US Facility payable 12 and
                                    24 months and 1% of the outstanding amount of the US Facility payable 36 months from closing.

CDN FACILITY EXTENSION FEE:         2% of the amount outstanding under the CDN Facility, payable on extension.

MANDATORY PREPAYMENT:               Repayment mandatory with the net proceeds from the sale of assets not in the ordinary course of business (individually or in aggregate) or debt or equity financing other than the Rights
                                    Offering, with exceptions for de minimus sales, obsolete asset sales, all to be negotiated and sales of specific assets
                                    (Silvertree [redacted]) (the "Exempt Asset Sales"). Upon
                                    successful completion of the C$295 million rights offering equity financing (the "Rights Offering"), US$4,200,000 shall be pre-paid towards the US Facility. In addition to the Exempt Asset Sales, the Borrower may establish a working capital reserve, into which proceeds of any other asset sales or debt or equity financings may be deposited and subsequently used to fund the operations, to a maximum of C$25 million annually. Subject to the foregoing, any net proceeds from the sale of the BC private timberlands shall be applied first to the CDN Facility and thereafter to the US
                                    Facility. Any such prepayments shall permanently reduce the
                                    Facilities and may not be re-borrowed.

VOLUNTARY PREPAYMENTS:              The Borrower may prepay advances under any of the Facilities at any time, without premium or penalty, subject to the giving of three business days notice and in multiples of US$1,000,000.
                                    Any such prepayments shall permanently reduce the Facilities and may not be re-borrowed.

SECURITY:                           A first (other than as set out below) fixed and floating charge
                                    (subject to permitted encumbrances to be defined) over all of the assets of the Borrower and Guarantors (including Cascadia and its subsidiaries when acquired ("Project Grow")), including in each case, but not limited to, real property, improvements, machinery, equipment, receivables, inventory, customer contracts,
                                    intellectual property and a pledge of shares of the Guarantors.
                                    The Lender acknowledges that it will be required to comply with certain long term fibre supply agreements with Norske, Pope &
                                    Talbot and others that restrict the granting of charges over certain timber tenures and/or those contracts. The Lender's charge will be subject to a first lien against accounts receivables, inventory and specified intangibles to secure the Borrower's working capital facility (the "CIT Facility"). The Lender will enter into an inter-creditor agreement with CIT in form and substance satisfactory to the Lender. [Redacted.] The Lender's charge will also be subject to a first charge in favour of Island
                                    Timberlands GP Ltd. against the property and assets of Cascadia and its subsidiaries, provided that the Borrower and the Lender will jointly use commercially reasonable efforts to provide the
                                    Lender with a first charge (subject to permitted encumbrances to be defined and the CIT first lien) against the property and assets of Cascadia and its subsidiaries.

GUARANTEES:                         Unlimited guarantee from each Guarantor.

DOCUMENTATION:                      Loan agreement, guarantees and any other security documents shall be in form and substance satisfactory to the Lender, acting reasonably and shall include, among other things, typical
                                    representations and warranties, remedies, clauses relating to material adverse effect, illegality, conditions precedent, events of default (including cross-default), ability to seek creditor protection, withholding and other taxes and such other provisions as may be reasonably required, subject to materiality, exceptions and cure periods to be negotiated.

TAXES AND DEDUCTIONS:               All payments under or in respect of the Facilities are to be made free and clear of any present or future taxes, imposts,
                                    assessments, withholdings or other deductions whatsoever other than income, capital and franchise taxes imposed upon the Lender.

INFORMATION RIGHTS:                 Between the date of execution of this Summary and the earlier of the closing date or the Expiry Date, the Borrower shall provide or cause to be provided to the Lender and its directors, officers, employees, agents and advisors access to all offices and records of the Borrower and its material subsidiaries to conduct such investigations and reviews as the Lender in its sole discretion may determine, to be advisable, subject to appropriate
                                    confidentiality arrangements and applicable law. The Borrower shall also co-operate to the fullest extent possible in arranging such meetings as the Lender considers necessary or desirable in its sole discretion, to facilitate its due diligence review. The
                                    Borrower shall, authorize all necessary parties to grant full disclosure of all information relating to the Borrower and its subsidiaries to the representatives of the Lender.

NON-SOLICITATION:                   From the date the commitment letter is signed by Tricap and the
                                    Borrower until the earliest of (a) termination by the Borrower and payment of the Break Fee, (b) the closing date and (c) the Expiry
                                    Date, the Borrower shall not, and shall use its best efforts to cause its subsidiaries, agents, representatives, and any other person acting on its behalf (the "Borrower Group") not to, directly or indirectly, solicit, negotiate or provide information with respect to, facilitate, or accept any binding or non-binding offers for or enter into any agreement with respect to, any financing in lieu of the transaction contemplated herein
                                    including, for greater certainty, the increasing of any
                                    indebtedness or issuance of securities of the Borrower other than the Rights Offering, or options or warrants to purchase any such securities or any securities convertible into or exchangeable for any such securities (an "Alternative Financing") and increase in the CIT Facility and shall suspend any existing activities or discussions with any party other than the Lender and its
                                    representatives. The Borrower shall promptly advise Tricap of any written inquiry or proposal relating to an Alternative Financing which may be received by the Borrower Group,

                                    including the terms of the proposal and the identity of the enquirer or offeror, subject to any obligations of confidentiality which the Borrower may have; provided that the Borrower shall use commercially reasonable efforts to secure a waiver of such confidentiality. At all times following the date hereof, the
                                    Borrower remains subject to the confidentiality provisions of this agreement.

THIRD PARTY COSTS:                  All reasonable legal and out-of-pocket expenses of Tricap are for the account of the Borrower whether or not the investment is made.
                                    Expenses shall be paid within five days of receipt by the Borrower of the Lender's invoices.

CONDITIONS PRECEDENT TO             The following conditions precedent must be completed to the
DRAWDOWN:                           satisfaction of the Lender, in its sole discretion, on or before the Expiry Date:

                                    -           Execution of a definitive loan and inter-creditor
                                                agreement which will include customary terms for a
                                                financing of this nature.

                                    -           Receipt of all legal opinions and standard closing
                                                documents in form and content acceptable to the
                                                Lender.

                                    -           Receipt of security documents completed and, where
                                                necessary, registered, in form and manner satisfactory
                                                to the Lender.

                                    -           All invoiced and reasonably estimated fees and third
                                                party costs shall have been paid.

                                    -           All representations, warranties, covenants and
                                                conditions contained in the loan agreement shall have
                                                been satisfied.

                                    -           Except as previously disclosed to the Lender in
                                                writing, evidence satisfactory to the Lender that none
                                                of the Obligors shall be in default under the terms of
                                                any material contracts and will not, with the passage
                                                of time, be in such default.

                                    -           None of the Obligors shall be in default under the
                                                terms of this Summary.

                                    -           There shall have been no Material Adverse Change in
                                                the business, affairs or prospects of the Obligors,
                                                taken as a whole. "MATERIAL ADVERSE CHANGE" means any
                                                change, development, event or occurrence with respect
                                                to the Borrower, any of its material subsidiaries or
                                                their respective business, condition (financial or
                                                otherwise), properties, assets, liabilities
                                                (contingent or otherwise), capital, operations, or
                                                results of operations, cash flow, income or prospects
                                                of the Borrower and its material subsidiaries, that
                                                is, or would reasonably be expected to be, material
                                                and adverse to the Borrower and its material
                                                subsidiaries, on a consolidated basis but does not
                                                include (a) any changes in economic, regulatory or
                                                political developments applicable to the forestry
                                                industry generally in British Columbia, (b) any
                                                changes in financial markets generally or (c) any
                                                change,

                                                event, occurrence or state of facts that directly
                                                arises out of or results from the announcement or
                                                pendency of the financing described herein.

COVENANTS:                          The continued availability of the Facilities shall be subject to compliance with customary positive and negative covenants for loans of this nature including, but not limited to, the following:

                                    -           None of the Obligors or their material subsidiaries
                                                will dispose of any assets (except for obsolete
                                                assets, surplus assets, the BC private timberlands,
                                                [redacted], Silvertree [redacted] or acquire
                                                additional assets (except for Project Grow [redacted])
                                                out of the ordinary course of business with exceptions
                                                for de minimus sales, asset sales (the proceeds of
                                                which are used to acquire replacement assets) and
                                                other specific asset carve outs, all to be negotiated.

                                    -           None of the Obligors or their subsidiaries shall
                                                guarantee or endorse or otherwise become liable upon
                                                any note or other obligation except as permitted by
                                                the loan agreement and except with respect to the CIT
                                                Facility in accordance with the Intercreditor
                                                Agreement.

                                    -           None of the Obligors or their subsidiaries shall make
                                                loans to or investments in any third party or
                                                affiliate.

                                    -           None of the Obligors or their subsidiaries shall
                                                become liable on any other indebtedness or grant any
                                                security on any of its property except with respect to
                                                the CIT Facility in accordance with the Intercreditor
                                                Agreement [redacted].

                                    -           The Borrower shall maintain on a consolidated basis
                                                minimum shareholder's equity, defined on a GAAP basis,
                                                to be negotiated, with reference to the Borrower's
                                                business plan. Without limiting the foregoing, the
                                                parties hereto agree that the minimum shareholder's
                                                equity covenant shall be the only financial covenant
                                                in the loan agreement.

FINANCIAL STATEMENTS
AND REPORTS:

                                    -           Monthly, within 25 days of the end of each month,
                                                internally-prepared consolidated financial statements
                                                and management operating reports for the Borrower.
                                                Monthly, covenant compliance certificates signed by a
                                                senior officer of the Borrower. Monthly update with
                                                respect to divestiture program incorporating such
                                                information as the Lender may reasonably require.

                                    -           Annually, within 120 days of year end, the audited
                                                financial statements of the Borrower.

                                    -           Annual financial projections accompanied by the
                                                Borrower's business plan.

                                    -           Such additional financial statements and information
                                                as and when reasonably requested by the Lender.

EVENTS OF DEFAULT:                  Standard events of default, subject to customary grace periods and materiality qualifiers to be negotiated, to include, but not be limited to:

                                    -           Failure to pay interest, fees, principal or any other
                                                monies due by the Borrower under the Facilities.

                                    -           Unremedied breach of any term of the Facilities.

                                    -           Cross-default to any events of default under any
                                                financing agreement for funded debt in excess of a
                                                threshold to be negotiated.

                                    -           If an order is made in bankruptcy or an effective
                                                resolution is passed or order is made for the winding
                                                up of the Borrower or any of its material subsidiaries
                                                or, if the Borrower or any of its material
                                                subsidiaries consent to the appointment of a receiver
                                                or a receiver is appointed and confirmed by a court.

                                    -           Any representation, warranty or certification made in
                                                connection with the execution and delivery of the loan
                                                agreement or any document furnished pursuant thereto
                                                shall prove to be materially incorrect when given.
                                                Certain representations and warranties given at the
                                                closing of the loan to be negotiated will repeat on
                                                each advance of the Facilities.

                                    -           A material adverse change, being a change in the
                                                business, assets, operations, prospects, results of
                                                operations or financial condition of the Borrower and
                                                its subsidiaries, taken as a whole, that would
                                                reasonably be expected to have a Material Adverse
                                                Effect. "Material Adverse Effect" means a material
                                                adverse effect on (a) the business, assets,
                                                operations, prospects or financial or other condition
                                                of the Borrower and its subsidiaries considered as a
                                                whole, (b) Borrower's ability to pay any of the
                                                outstanding Facilities or any other obligation in
                                                accordance with the loan agreement, (c) the Lender's
                                                liens or the priority of such liens, or (d) the
                                                Lender's rights and remedies under the loan agreement
                                                and the other loan documents. Without limiting the
                                                generality of the foregoing, any event or occurrence
                                                adverse to one or more of the Obligors which results
                                                or could reasonably be expected to result in losses,
                                                costs, damages, liablities or expenditures in excess
                                                of C$30,000,000 shall constitute a Material Adverse
                                                Effect.

                                    -           Change of control of the Borrower except pursuant to
                                                the Rights Offering and provided that a reduction in
                                                the shareholdings of Tricap without an acquisition of
                                                control by another party, or parties acting jointly
                                                and in concert, shall not be considered a change of
                                                control.

INDEMNITY:                          The Borrower agrees to indemnify the Lender and its directors, officers, employees and shareholders from any losses, claims, damages or liabilities to which an indemnified party may become subject or which arise out of, or relate to or result from, the signing of this Summary or the proposed financing, except to the extent related to the negligence or wilful misconduct of the
                                    Lender or any such party

GOVERNING LAW:                      This term sheet and all definitive documentation are to governed by the laws of the Province of Ontario and the laws of Canada applicable therein

ASSIGNMENT/PARTICIPATION:           The Facilities may be syndicated, sold, assigned or rights may be granted in whole or in part, to one or more persons at the
                                    Lender's cost. The Facilities may not be assigned to a non-
                                    resident of Canada or a competitor of the Borrower, unless an event of default has occurred and is continuing. The Borrower agrees to enter into documentation that may be necessary to facilitate same. In particular, the Borrower will co-operate on a commercially reasonable basis with the Lender in connection with any assignment, sale, syndication, or participation of or in the
                                    Facilities including the preparation of an information memorandum and participation of management in presentations and meetings with prospective new lenders both prior to and post closing. Borrower acknowledges that Tricap will be permitted to share information with prospective syndication partners, assignees or participants provided that appropriate confidentiality agreements are entered into.

PUBLICITY:                          Subject to applicable securities law, the Borrower authorizes the
                                    Lender, following the closing date and at the Lender's expense, to announce in financial publications the successful placement of the Facilities.

EXPIRY:                             5:00 p.m. (Toronto time) on November 11, 2005

TRICAP MANAGEMENT LIMITED

Per:  /s/ J. PETER GORDON
      ----------------------

Agreed and accepted this 10th day of November, 2005

WESTERN FOREST PRODUCTS INC.

Per:  /s/ R. HERT
      -----------------------

Per:  /s/ PAUL IRELAND
      -----------------------

                            SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made as of the 10th day of November, 2005

BETWEEN:

                               TRILON BANCORP INC.

                                   ("Seller")

                                     - and -

                          WESTERN FOREST PRODUCTS INC.

                                    ("Buyer")

      WHEREAS the Seller is the registered and beneficial owner of all the issued and outstanding common shares in the capital of Cascadia Forest Products Ltd. (the "Company").

      AND WHEREAS pursuant to the terms of the Weyerhaeuser Asset Purchase Agreement and the Crown Lands Assignment Agreement, the Company acquired the Business.

      AND WHEREAS the Seller has agreed to sell, and the Buyer has agreed to purchase, the Common Shares on the terms and conditions contained in this Agreement.

      WITNESSETH that in consideration of the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

                                     PART 1

                         DEFINITIONS AND INTERPRETATION

1.1   DEFINITIONS.

      In this Agreement, including the Recitals, the following terms will have the following meanings:

      (a) "ABORIGINAL CLAIMS" means, in respect of the Company or the Business, any and all claims to aboriginal rights or title or interest or treaty rights, and any and all Legal Proceedings and Liabilities, arising or incurred as a result of, or in relation to Claims of aboriginal rights or title or interest or treaty rights, made by or on behalf of any Aboriginal Group;

      (b) "ABORIGINAL GROUP" means any Indian band, first nation or aboriginal group, house, tribal council or other aboriginal organization;

      (c) "ACT" means the Income Tax Act of Canada, as amended from time to time;

      (d) "APPLICABLE LAW", with respect to any Person, property, transaction or event, means all present laws, statutes, regulations, treaties, judgments and decrees applicable to that Person, property, transaction or event and all applicable requirements, directives, rules, consents, approvals, authorizations, orders and policies of any Governmental Authority having the force of law over that Person, property, transaction or event;

      (e) "APPROVALS" means approvals, certificates, authorizations, consents, permits, grants, licences, notifications, privileges, rights, orders, judgments, rulings, directives, ordinances, decrees, registrations and filings, including, without limitation, the Closing Approvals;

      (f) "BUSINESS" means the business of the Company being the operation of the Remaining Business Assets, the exercising of the Remaining Business Rights and the assumption and performance of the Remaining Business Obligations;

      (g) "BUSINESS DAY" means a day which is not a Saturday or a Sunday nor defined as a "holiday" under the Interpretation Act of British Columbia, as amended or replaced from time to time;

      (h) "BUYER INDEMNIFIED PARTY" means the Buyer and its shareholders, directors, officers, employees, agents, representatives, successors and assigns;

      (i) "CIT LOAN" means the loan to the Company by CIT Business Credit Canada Inc., as agent for various lenders, pursuant to the terms of the Credit Agreement dated as of June 29, 2005;

      (j) "CLAIM" means any notice (including a notice of defect or non-compliance), assessment, reassessment, order, summons, citation, directive, no-action letter, ticket, charge, fine, penalty, judgment, order, liability, expense, cost, damage, loss, investigation, letter or other written communication, claim, remediation cost recovery action, demand, suit, action, complaint, grievance, legal assertion, prosecution, petition or proceeding from any Person or any Governmental Authority;

      (k)   "CLOSING" means the closing of the transactions contemplated herein;

      (l) "CLOSING APPROVALS" means the Approvals set out in Sections 5.1(d), 5.1(e), and 5.1(f);

      (m) "CLOSING DATE" means the date that is 10 Business Days after the last of the Closing Approvals has been obtained or the delivery of the Closing Approvals has been mutually waived by the Parties, or such other date as may be agreed to in writing by the Parties;

      (n)   "COASTAL" means Coastal Acquisition Ltd.;

      (o) "COLLATERAL AGREEMENTS" means the agreements entered into by the Company listed on Schedule 1.1(o);

      (p) "COMMON SHARES" means all of the issued and outstanding common shares of the Company being 1 common share without par value;

      (q)   "COMPANY" means Cascadia Forest Products Ltd.;

      (r)   "COMPETITION ACT APPROVAL" means:

            (i) the issuance of an advance ruling certificate by the Commissioner under subsection 102(1) of the Competition Act to the effect that the Commissioner is satisfied that the Commissioner would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act with respect to the transactions contemplated by this Agreement or otherwise in connection with the transfer of the Common Shares to the Buyer; or

            (ii) the applicable waiting period under section 123 of the Competition Act will have expired or the Commissioner will, in accordance with paragraph 113(c) of the Competition Act, have waived the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act because substantially similar information was previously supplied in relation to a request for an advance ruling certificate pursuant to subsection 102(1) of the Competition Act, and the Buyer will have received a "no-action" letter from the Commissioner, which letter confirms that the Commissioner is of the view that there are not sufficient grounds to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the transactions contemplated herein or otherwise in connection with the transfer of the Common Shares to the Buyer; or

            (iii) where, in lieu of the requirements in (i) and (ii) above, at the Buyer's election, the waiting period under section 123 of the Competition Act will have expired or the Commissioner will, in accordance with paragraph 113(c) of the Competition Act, have waived the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act because substantially similar information was previously supplied in relation to a request for an advance ruling certificate pursuant to subsection 102(1) of the Competition Act, and neither the Seller nor the Buyer will have been advised in writing by the Commissioner that the Commissioner has determined to make an application for an order under section 92 or 104 of the Competition Act with respect to the transactions contemplated by this Agreement or otherwise in connection with the transfer of the Common Shares to the Buyer;

      (s) "CONTAMINANTS" means any radioactive materials, asbestos, asbestos-containing materials, urea formaldehyde, hydrocarbons, polychlorinated biphenyls ("PCBs"), PCB-containing equipment or materials, pollutants, contaminants, mould, deleterious substances, dangerous substances or goods, hazardous, corrosive or toxic substances, hazardous waste, waste, wood waste leachate, pesticides, defoliants or any other substance, solid, liquid, gas, vapour, odour, radiation or any combination thereof, the storage, manufacture, handling, disposal, treatment, generation, use, transport, remediation or release into, or presence in, the environment of which is prohibited, controlled, regulated or defined under Environmental Laws;

      (t) "CONTRACT" means any agreement, indenture, contract, lease, deed of trust, licence, option, instrument or other commitment, whether written or oral, relating primarily to the

            Business, including personal property leases, real property leases, real property interests, quotations, orders, tenders for any contract that remain open for acceptance, warranties or guarantees (express or implied);

      (u) "CROWN LANDS ASSIGNMENT AGREEMENT" means the assignment agreement dated May 26, 2005 between Coastal and the Company;

      (v) "CROWN LANDS COVENANT AGREEMENT" means the covenant agreement dated May 30, 2005 between Weyerhaeuser, Coastal and the Company;

      (w) "CVD/AD" means all countervailing and anti-dumping duties, and similar duties, taxes and levies;

      (x) "DEBT FINANCING AGREEMENT" means the agreement to be entered into between the Buyer and Tricap Management Limited (or such other entity that may be designated by or on behalf of Brascan Bridge Lending Fund Inc.) providing for loans and other credit facilities to the Buyer in the aggregate amount of approximately $310,000,000 to finance the redemption by the Buyer of its outstanding senior secured notes and/or such other use as the lender may approve as more fully described in the committed term sheet between Tricap Management Ltd. and the Buyer;

      (y)   "DIRECT CLAIM" means a Claim that is not a Third Party Claim;

      (z) "DISCLOSURE LETTER" means the letter delivered by the Seller to the Buyer concurrently with the execution and delivery of this Agreement setting out certain exceptions to the representations and warranties of the Seller;

      (aa) "ENCUMBRANCE" has the meaning set out in the Weyerhaeuser Asset Purchase Agreement;

      (bb)  "ENVIRONMENTAL CONDITION" means:

            (i) the presence or release of any Contaminants in, on, at, under, to or from: (A) any lands and waters from which or on which the Business operates; or (B) the lands underlying the Timber Tenures; (C) lands and waters adjacent to or, in the vicinity of, the lands and waters described in subparagraphs (A) and
                  (B) upon which the Business has encroached; or (D) any building or other structure on the property described in the immediately preceding subparagraphs (A), (B) and (C); and

            (ii) any other circumstance, condition, matter, occurrence, issue, event or requirement relating to the environment (which includes, without limitation, any building or structure on, or forming part of, the Business), environmental assessment, health, occupational health and safety or transportation of dangerous goods that arises from, is caused (directly or indirectly) by, or relates to, the operation of the Business other than breaches of Forestry Laws;

      (cc) "ENVIRONMENTAL LAWS" means all statutes, laws, regulations, orders, by-laws, standards, directions, protocols (provided that such standards, directions and protocols have the force of law but including, with respect to any real property subject to federal jurisdiction, the CCME Standards), and other lawful requirements of any Governmental Authority having jurisdiction over the Business relating to the environment, environmental assessment, health, occupational health and safety, or transportation of dangerous goods and that are applicable to the Business, including the principles of common law and equity and that are in force at the Time of Closing;

      (dd) "ENVIRONMENTAL NOTICE" means a Claim from any Person which is based upon Environmental Laws and which requires any action enforceable by law;

      (ee)  "FINANCIAL EXPERT" means PricewaterhouseCoopers LLP;

      (ff) "FOREST ACT" means the Forest Act (British Columbia) and all regulations and rules thereunder;

      (gg) "FORESTRY LAWS" means the Forest Act, the Forest Practices Code of British Columbia Act, the Private Managed Forest Land Act (British Columbia), the Forest and Range Practices Act (British Columbia), the Wildfire Act (British Columbia) and all regulations and rules under those statutes, and the Fisheries Act (Canada) and all regulations and rules thereunder but solely as the Fisheries Act (Canada) and all regulations and rules thereunder apply to timber harvesting, roads, silviculture and other forestry management activities;

      (hh) "FORESTRY LIABILITIES" means all silviculture, reforestation, road deactivation and road reclamation Liabilities associated with the Timber Tenures and under any Contract that relate to attaining the reforestation or road deactivation standards under the Forestry Laws or that Contract for any harvested tracts or roads, including but not limited to any reforestation needed to ensure the reforestation will be met, conducting surveys of harvested blocks, re-surveying blocks that meet conditionally satisfactory reforested levels, deactivation and site reclamation of road rights of way and re-treating harvested blocks that had been deemed not to meet the reforestation standards, determined in the manner set out in the calculations and principles set out in Schedule 1.1(hh);

      (ii) "FORESTRY LIABILITIES STATEMENT" means a statement of the Forestry Liabilities as at the Time of Closing determined by the Seller using the principles and procedures set forth in Schedule 1.1(hh);

      (jj) "GAAP" means generally accepted accounting principles in effect in Canada, including the accounting recommendations published in the handbook of the Canadian Institute of Chartered Accountants applied on a consistent basis;

      (kk) "GOVERNMENTAL AUTHORITY" means any agency, tribunal, board, commission, court or other authority of a federal, provincial, state, territorial, local or municipal government of Canada or a foreign country exercising or purporting to exercise executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government, as well as any arbitrator, arbitration tribunal or other tribunal or any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

      (ll) "HSR COMPLIANCE" means that the parties have completed the filing of all forms required by the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended, in respect of the transactions contemplated by this Agreement, the waiting periods (or any extensions thereof) applicable under that Act have terminated or expired, and the parties have obtained any required approvals under that Act in respect of the transactions contemplated by this Agreement;

      (mm) "INDEMNIFIED PARTY" means a Seller Indemnified Party or a Buyer Indemnified Party;

      (nn) "INDEMNIFYING PARTY" means a Party from whom indemnification is sought by an Indemnified Party under Part 8;

      (oo) "INDEMNITY AGREEMENT" means the indemnity agreement dated May 30, 2005 between the Company and Island Timberlands;

      (pp) "INTERIM PERIOD" means the period commencing on the date of execution of this Agreement and ending at the Time of Closing;

      (qq) "INVESTMENT CANADA APPROVAL" means any required approval under the Investment Canada Act (Canada) in connection with the completion of any of the transactions contemplated by this Agreement or the performance of any of the terms and conditions of this Agreement;

      (rr)  "ISLAND TIMBERLANDS" means Island Timberlands Limited Partnership;

      (ss) "LEGAL PROCEEDING" means any litigation, action, suit, prosecution, investigation, hearing, claim, demand, complaint, grievance, notice of non-compliance or defect, citation, directive, legal charge, arbitration proceeding or other legal notice or legal proceeding, judgment, order or decree and includes any appeal or review and any application for appeal or review;

      (tt) "LIABILITIES" means obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, losses, all Taxes, including Taxes arising as a result of an assessment or reassessment, costs (including remediation costs) and expenses (including reasonable fees and disbursements of legal counsel, consultants, expert witnesses and other professionals and including any other costs incurred in investigating, defending or pursuing any Legal Proceeding), deficiencies and other charges;

      (uu) "LOSSES" means, with respect to any matter, all losses, claims, damages, liabilities, deficiencies, costs, expenses (including, without limitation, all costs of investigation, legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) or diminution of value, whether or not involving a Third Party Claim arising directly as a consequence of such matter, however specifically excluding consequential, special and indirect losses, loss of profit and loss of opportunity;

      (vv) "MATERIALLY ADVERSE" means, with respect to the Company or the Business, a fact, circumstance, event, occurrence or term that individually or together with other facts, circumstances, changes, events, occurrences or terms, does or could reasonably be expected to materially and adversely affect (i) the financial condition, assets, operations, results, Liabilities, obligations (whether absolute, accrued, conditional or otherwise) or prospects of the Company or the Business, (ii) the value of the Company, or (iii) the ability of a party to perform any material obligations under this Agreement or a Collateral Agreement, other than, in the case of clauses (i) and (ii), any such affect arising out of or resulting from (x) changes in economic, regulatory or political developments applicable to the forestry industry generally in British Columbia that do not have a disproportionate effect on the Company, (y) changes in financial markets generally, or (z) except where the words Materially Adverse are used in Section 5.1(e), the identity, nature or conduct of the Buyer as the buyer of the Common Shares;

      (ww) "MATERIAL CONTRACTS" means any Contract (other than the Timber Tenures) with respect to the Business: (i) involving either a guarantee of a material Third Party indebtedness or remaining payments to or by the Company in excess of $2,000,000 in any one year (other than contracts for the sale of product or supply of raw materials); (ii) that is outside the ordinary course of the Business; (iii) that restricts in any material way the Business or the activities of the Company or the Buyer (upon the acquisition of the Company by the Buyer); or (iv) that would, in the event of a termination, default, acceleration or loss of rights thereunder, have a Materially Adverse affect on the Company or the Business;

      (xx) "NET WORKING CAPITAL" means the amount by which the aggregate of current assets of the Company, including the percentage of the current assets of each Subsidiary that is proportionate to the extent of the Company's Ownership Interest therein, exceeds the aggregate of the current liabilities of the Company, including the percentage of the current liabilities of each Subsidiary that is proportionate to the extent of the Company's Ownership Interest therein, all in accordance with GAAP consistently applied except for those items set out in Schedule 1.1(xx) which will be accounted for in accordance with the principles set out in the Schedule 1.1(xx) (even if such principles are inconsistent with GAAP) and an amount receivable or payable between a Person, including the Company, having an interest in a Subsidiary that would be an Ownership Interest if owned by the Company and a Subsidiary shall be considered a current asset or a current liability, as the case may be;

      (yy) "NET WORKING CAPITAL ADJUSTMENT" means the difference between the Net Working Capital at the Time of Closing and the Net Working Capital Estimate determined as contemplated in Section 2.4;

      (zz) "NET WORKING CAPITAL ESTIMATE" means the estimate of Net Working Capital as at the Time of Closing provided in writing by the Seller to the Buyer no later than five Business Days before the Closing Date;

      (aaa) "OWNERSHIP INTERESTS" means shares, partnership or joint venture interests or other ownership interest of the Company in a Subsidiary excluding any amount owing by a Subsidiary to the Company that is included in the computations of Net Working Capital;

      (bbb) "PARTIES" means the parties to this Agreement and "Party" means any one of them;

      (ccc) "PERMITTED ENCUMBRANCES" means:

            (i) any Encumbrances on the Remaining Business Assets at the time of transfer from Weyerhaeuser on the Weyerhaeuser Transaction Closing Date;

            (ii) Permitted Encumbrances as defined in the Weyerhaeuser Asset Purchase Agreement;

            (iii) the Encumbrance arising from the Security Agreements; and

            (iv)  the Encumbrances arising from the CIT Loan;

      (ddd) "PERSON" means an individual, legal person or representative, corporation, body corporate, firm, partnership, trust, trustee, syndicate, joint venture, limited liability company, association, unincorporated organization, union, or Governmental Authority;

      (eee) "POST-CLOSING GUARANTEE" means the guarantee dated May 30, 2005 pursuant to which Island Timberlands guaranteed the obligations of the Company to Weyerhaeuser pursuant to the Crown Lands Covenant Agreement;

      (fff) "PREFERRED SHARES" means 56,114 preferred shares in the capital of the Company granted to Weyerhaeuser pursuant to Section 3.11 of the Weyerhaeuser Asset Purchase Agreement;

      (ggg) "PRIME RATE" for any day means the rate of interest expressed as a rate per annum that the Canadian Imperial Bank of Commerce establishes at its primary branch in Vancouver as a reference rate of interest that it will charge on that day for Canadian dollar demand loans to its corporate customers in Canada and that it refers to as its prime rate, plus 1/2% per annum;

      (hhh) "PURCHASE PRICE" has the meaning specified in Section 2.2;

      (iii) "PURCHASE PRICE ADJUSTMENT" means any Net Working Capital Adjustment and any adjustment pursuant to Sections 2.5, 2.6, and 2.7;

      (jjj) "REMAINING BUSINESS ASSETS" has the meaning set out in the Crown Lands Assignment Agreement;

      (kkk) "REMAINING BUSINESS OBLIGATIONS" has the meaning set out in the Crown Lands Assignment Agreement;

      (lll) "REMAINING BUSINESS RIGHTS" has the meaning set out in the Crown Lands Assignment Agreement;

      (mmm) "REMAINING BUSINESS SUBSIDIARIES" means the Subsidiaries that were acquired from Weyerhaeuser as part of the Remaining Business Assets;

      (nnn) "RIGHTS OFFERING" means the offering by the Buyer, to holders of common shares of the Buyer, of rights to acquire subscription receipts that are exchangeable for common shares of the Buyer for aggregate gross subscription proceeds of approximately $295,000,000;

      (ooo) "SECURITY AGREEMENTS" has the meaning set out in the Indemnity Agreement;

      (ppp) "SELLER INDEMNIFIED PARTY" means the Seller and its shareholders, directors, officers, employees, agents, representatives, successors and assigns;

      (qqq) "SILVICULTURE ESCROW ACCOUNT" means the trust account maintained pursuant to the Escrow Agreement dated May 30, 2005 between the Company, Weyerhaeuser, and Davis & Company LLP related to Forestry Liabilities;

      (rrr) "SILVICULTURE EXPERT" means KPMG LLP;

      (sss) "STANDBY AGREEMENT" means the means the standby purchase agreement between the Buyer and Tricap Management Limited in which Tricap Management Limited agreed to purchase any and all subscription receipts for common shares of the Buyer not otherwise purchased under the Rights Offering;

      (ttt) "SUBSIDIARY" means, as to any Person, any corporation, association or other business entity in which such Person, or one or more of its subsidiaries, or such Person and one or more of its subsidiaries, owns or has the ability to control sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such entity, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such Person or one or more of its subsidiaries or such Person and one or more of its subsidiaries (unless such partnership can and does ordinarily take major business actions without the prior approval of such Person or one or more of its subsidiaries);

      (uuu) "TAXES" means all present and future taxes, surtaxes, duties, levies, imposts, rates, fees, premiums, assessments, withholdings, dues and other charges of any nature imposed by any Governmental Authority, including income, profits, capital (including large corporations), stumpage, withholding, consumption, sales, use, transfer, goods and services or other value-added, excise, customs, anti-dumping, countervail, net worth, stamp, registration, franchise, payroll, employment, health, education, business, school, property, local improvement, development, education development and occupation taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and charges, together with all fines, interest, penalties on or with respect to, or in lieu of or for non-collection of, those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges;

      (vvv) "TENURE TAKE-BACK" means, with respect to the Timber Tenures, the reduction in allowable annual cut and area of Crown land under the British Columbia Forestry Revitalization Act;

      (www) "THIRD PARTY" means a Person that is not a Party to this Agreement;

      (xxx) "THIRD PARTY CLAIM" means a Claim by a Third Party;

      (yyy) "TIMBER REALLOCATION AGREEMENT" means the agreement dated September 14, 2004 between Weyerhaeuser and the Province of British Columbia, as partially assigned to the Company, which sets out, amongst other things, the compensation for the Tenure Take-Back and the principles under which the Province of British Columbia will acquire roads and improvements from the Company;

      (zzz) "TIMBER TENURES" means the rights of the Company to harvest timber, from lands owned by the Province of British Columbia, forming part of the Remaining Business Assets;

      (aaaa) "TIME OF CLOSING" means 10:00 a.m. (Vancouver time) on the Closing Date;

      (bbbb) "TRANSFER ARRANGEMENT" means an arrangement with the Ministry of Forests for the payment to the Province of British Columbia of all money required to be paid to the government in relation to the Timber Tenures under the circumstances set out in subsection 130 (1.1) of the Forest Act arising on or before the Closing Date;

      (cccc) "WEYERHAEUSER" means Weyerhaeuser Company Limited;

      (dddd) "WEYERHAEUSER ASSET PURCHASE AGREEMENT" means the agreement dated February 17, 2005, between Weyerhaeuser and Coastal, as amended by the Asset Purchase Amending Agreement dated May 30, 2005;

      (eeee) "WEYERHAEUSER LOAN" means the loan granted to Weyerhaeuser pursuant to Section 3.11 of the Weyerhaeuser Asset Purchase Agreement;

      (ffff) "WEYERHAEUSER TRANSACTION CLOSING DATE" means the Time of Closing (as defined in the Weyerhaeuser Asset Purchase Agreement) on May 30, 2005;

      (gggg) "WORKING CAPITAL STATEMENT" means a statement of the Net Working Capital as at the Time of Closing, calculated using the principles and procedures set forth in Schedule 1.1(xx), together with an opinion provided by KPMG LLP on specified procedures carried out by them in the form set out in Schedule 2.4.

1.2 KNOWLEDGE OF THE SELLER AND THE COMPANY. Any statement in this Agreement expressed to be made to "the Seller's knowledge" or "the Company's knowledge" and any other references to the knowledge of the Seller or the Company or to matters of which the Seller or the Company are aware shall be understood to be made on the basis of the Seller's or the Company's actual knowledge, as applicable, which means the actual knowledge of any of:

      (a)   Brian Banfill

      (b)   Hugh Sutcliffe

      (c)   Joseph Freedman

Each party hereto acknowledges that no personal liability will attach to any of the individuals described above as a result of a breach of any representation or warranty in this Agreement, and in particular, as a result of such representation or warranty having been qualified by the phrase "the Seller's knowledge", the "Company's knowledge", of which the "Company is aware", of which the "Seller is aware" or any phrase or expression having a similar effect or as otherwise contemplated in this Section 1.2.

1.3 SCHEDULES. The following are the Schedules attached to and incorporated in this Agreement by reference and are considered to be part of this Agreement:

                  Schedule 1.1(o)   - Collateral Agreements
                  Schedule 1.1(hh)  - Forestry Liabilities
                  Schedule 1.1(xx)  - Net Working Capital
                  Schedule 2.4      - Working Capital Statement Opinion
                  Schedule 2.6      - Other Adjustments

                  Schedule 3.1(e)   - Memorandum and Articles of the Company
                  Schedule 3.1(k)   - Changes to Assets
                  Schedule 3.1(l)   - Changes to Liabilities
                  Schedule 3.1(m)   - Aboriginal Claims
                  Schedule 3.1(n)   - Legal Proceedings
                  Schedule 3.1(o)   - Material Contracts
                  Schedule 3.1(p)   - Collective Agreements
                  Schedule 3.1(q)   - Forestlands
                  Schedule 3.1(r)   - Indemnity Claims
                  Schedule 3.1(s)   - Outstanding Adjustments
                  Schedule 3.1(v)   - Material Adverse Changes
                  Schedule 3.1(w)   - Environment
                  Schedule 3.1(x)   - Waivers
                  Schedule 4.8      - Pre-Closing Asset Transfer
                  Schedule 7.1(k)   - Amended and Restated Master Agreement

During the Interim Period, the Seller will continue to operate the Business in the normal course and may, with the Buyer's consent (which may not be unreasonably withheld), amend, modify or add to the existing information contained in the Schedules to this Agreement to include new information arising out of ongoing operations and not in existence at the time of execution and delivery of this Agreement; provided that such new, amended or modified information is not material with respect to the operation of the Business or the value of the Common Shares.

                                     PART 2

                   PURCHASED COMMON SHARES AND PURCHASE PRICE

2.1   AGREEMENT TO PURCHASE

      The Seller agrees to sell the Common Shares to the Buyer and the Buyer agrees to buy the Common Shares on the terms and conditions contained in this Agreement.

2.2   PURCHASE PRICE

      The total purchase price (collectively "Purchase Price") will be the aggregate of the following:

      (a)   the sum of $118,400,000; and

      (b)   the amount of Net Working Capital;

      and adjusted as described herein by the Purchase Price Adjustment.

2.3   PAYMENT OF PURCHASE PRICE

      The Purchase Price will be paid and satisfied as follows:

      (a) as to the sum of $118,400,000 plus the Net Working Capital Estimate, by certified cheque or wire transfer to the Seller's solicitor, in trust on the Closing Date at the Time of Closing;

      (b) as to any Purchase Price Adjustment in accordance with Sections 2.4, 2.5, 2.6 and 2.7.

2.4   WORKING CAPITAL STATEMENT

On or promptly after the Closing Date, the Seller and the Buyer shall jointly conduct an evaluation of the Net Working Capital as at the Time of Closing. Within sixty days of the Closing Date, the Seller shall deliver to the Buyer the Working Capital Statement in draft form (the "Draft Working Capital Statement") together with advice from KPMG LLP that they have completed their review in accordance with the procedures set out in Schedule 2.4 and, upon approval of the Draft Working Capital Statement will deliver its opinion in the form set out in
Schedule 2.4. The costs of the report prepared by KPMG LLP shall be shared equally between the Buyer and the Seller. For the purpose of preparing the Draft Working Capital Statement, the Buyer agrees to grant the Seller's authorized representatives reasonable access to relevant records, facilities and personnel of the Company. The Seller shall provide the Buyer and the Buyer's representatives with all cooperation and supporting audit working papers as they may reasonably require to enable them to review the Draft Working Capital Statement. The Buyer shall have a period of thirty days from the date it receives the Draft Working Capital Statement from the Seller in which to review the Draft Working Capital Statement, and:

      (a) APPROVAL OF WORKING CAPITAL STATEMENT - if no objection to the Draft Working Capital Statement is given to the Seller by the Buyer within that thirty day period, the Draft Working Capital Statement shall be deemed to have been approved as of the last day of that thirty day period or, if the Buyer gives notice to the Seller that it approves the Draft Working Capital Statement, on the date that notice is given. Upon approval or deemed approval, the Seller will deliver to the Buyer the final Working Capital Statement including the auditors report.

      (b) OBJECTION TO WORKING CAPITAL STATEMENT - if the Buyer objects to the Draft Working Capital Statement within that thirty day period by giving notice to the Seller setting out in reasonable detail the nature of the objection, the parties agree to attempt to resolve the matters in dispute within thirty days from the date the Buyer gives the notice to the Seller. If all matters in dispute are resolved by the parties, the Draft Working Capital Statement shall be modified to the extent required to give effect to that resolution and shall be deemed to have been approved as of the date of that modification. Upon resolution, the Seller will deliver to the Buyer the final Working Capital Statement including the auditors report.

      (c) RESOLUTION BY FINANCIAL EXPERT - if the parties cannot resolve all matters in dispute within the thirty day period, all unresolved matters shall be submitted to the Financial Expert for resolution, and the Financial Expert shall be given access to all materials and information reasonably requested by it for that purpose and will be provided with all other materials or submissions as either party considers to be relevant, acting reasonably. The Financial Expert will act as an expert and not as an arbitrator. As promptly as practicable, the Financial Expert will deliver a written report to the parties setting forth its opinion as to the resolution of the matters in dispute. The Financial Expert's opinion of all of the matters in dispute shall be final and binding on both parties absent manifest error and shall not be subject to appeal by either party absent manifest error. The fees and expenses of the Financial Expert shall be borne equally by the parties. The Draft Working Capital Statement shall be modified to the extent required to give effect to the Financial Expert's opinion and shall be deemed to have been approved as of the date of that modification.

Once the Working Capital Statement has been deemed to have been approved or approved by the Buyer or determined by the Financial Expert:

      (d) ADJUSTMENT PAYMENT BY THE SELLER - if the Net Working Capital is less than the Net Working Capital Estimate the Seller shall pay to the Buyer as a Purchase Price Adjustment the amount of the Net Working Capital Adjustment, together with interest on such amount at the Prime Rate computed from and including the Closing Date to but not including the date of payment, on the tenth Business Day following the date on which the Working Capital Statement has been approved or determined by the Financial Expert; or

      (e) ADJUSTMENT PAYMENT BY THE BUYER - if the Net Working Capital is more than the Net Working Capital Estimate, the Buyer shall pay to the Seller as a Purchase Price Adjustment the amount of the Net Working Capital Adjustment, together with interest on such amount at the Prime Rate computed from and including the Closing Date to but not including the date of payment, on the tenth Business Day following the date on which the Working Capital Statement has been approved or determined by the Financial Expert;

subject to any set-offs of the above payments that may be agreed to by the parties.

2.5   FORESTRY LIABILITIES ADJUSTMENT

The Seller shall deliver to the Buyer the Forestry Liabilities Statement on the Closing Date. The Buyer shall have a period of ninety days from the date it receives the Forestry Liabilities Statement from the Seller in which to review the Forestry Liabilities Statement, and:

      (a) APPROVAL OF FORESTRY LIABILITIES STATEMENT - if no objection to the Forestry Liabilities Statement is given to the Seller by the Buyer within that ninety day period, the Forestry Liabilities Statement shall be deemed to have been approved as of the last day of that ninety day period or, if the Buyer gives notice to the Seller that it approves the Forestry Liabilities Statement, on the date that notice is given.

      (b) OBJECTION TO FORESTRY LIABILITIES STATEMENT - if the Buyer objects to the Forestry Liabilities Statement within that ninety day period by giving notice to the Seller setting out in reasonable detail the nature of the objection, the parties agree to attempt to resolve the matters in dispute within thirty days from the date the Buyer gives the notice to the Seller. If all matters in dispute are resolved by the parties, the Forestry Liabilities Statement shall be modified to the extent required to give effect to that resolution and shall be deemed to have been approved as of the date of that modification. If the parties cannot resolve all matters in dispute within the thirty day period, all unresolved matters shall be submitted to the Silviculture Expert for resolution, and the Silviculture Expert shall be given access to all materials and information reasonably requested by it for that purpose and will be provided with all other materials or submissions as either party considers to be relevant, acting reasonably. The Silviculture Expert will act as an expert and not as an arbitrator. The Silviculture Expert will only make a determination as to whether the Forestry Liabilities Statement has been prepared in accordance with the principles set out in Schedule 1.1(hh), and shall not impose his or her own views as to the appropriate valuation principles to apply. As promptly as practicable, the Silviculture Expert will deliver a written report to the parties setting forth its opinion as to the resolution of the matters in dispute. Absent manifest error, the Silviculture Expert's opinion of all of the matters in dispute shall be final and binding on both parties and shall not be subject to appeal by either party. The fees and expenses of the Silviculture Expert shall be borne equally by the parties. The Forestry Liabilities Statement shall be modified to the extent required to give effect to the Silviculture Expert's opinion and shall be deemed to have been approved as of the date of that modification.

Once the Forestry Liabilities Statement has been deemed to have been approved or approved by the Buyer or determined by the Silviculture Expert:

      (c) ADJUSTMENT PAYMENT BY THE SELLER - if the cash balance of the Company at the Time of Closing (including any balance of the Silviculture Escrow Account) was less than the Company's Forestry Liabilities, the Seller shall pay to the Buyer the difference on the tenth Business Day following the date on which the modified Forestry Liabilities Statement has been approved or determined by the Silviculture Expert; or

      (d) ADJUSTMENT PAYMENT BY THE BUYER - if the cash balance of the Company at the Time of Closing (including any balance of the Silviculture Escrow Account) was more than the Company's Forestry Liabilities, the Buyer shall pay to the Seller the difference on the tenth Business Day following the date on which the modified Forestry Liabilities Statement has been approved or determined by the Silviculture Expert.

subject to any set-offs of the above payments that may be agreed to by the parties.

2.6 OTHER ADJUSTMENTS. To the extent not included in Sections 2.4, 2.5, and 2.7 or otherwise dealt with in this Agreement, the parties will adjust the Purchase Price for the matters set out in Schedule 2.6 as of the Closing Date.

2.7 CVD/AD. The parties acknowledge and agree that any refunds or rebates received by the Company after the Closing Date in respect of CVD/AD paid in respect of lumber shipped to the United States by the Company in the period between the Weyerhaeuser Transaction Closing Date and the Closing Date will result in a Purchase Price Adjustment in favour of the Seller net of any retroactive stumpage Tax adjustments, assessments or reassessments arising from the receipt of such funds. To the extent that the Buyer or the Company receives, or comes into possession of, any CVD/AD refunds or rebates for which the Seller is entitled to a Purchase Price Adjustment pursuant to this Agreement, the Buyer shall promptly pay such funds to the Seller and until paid such funds will be held in trust. To the extent any stumpage Tax adjustment, assessment or reassessment is payable in respect of such funds then the Seller shall promptly pay such stumpage Tax adjustment, assessment or reassessment to the Buyer as a further Purchase Price Adjustment.

                                     PART 3

                      SELLER'S AND BUYER'S REPRESENTATIONS

3.1   SELLER'S REPRESENTATIONS

      In order to induce the Buyer to enter into and consummate this Agreement, the Seller hereby represents and warrants to the Buyer, as set out in this Part. The Buyer agrees that, notwithstanding that the Seller's representations and warranties in any Section of this Agreement may refer to a specific Schedule to this Agreement, the Seller will not be in breach of a representation or warranty made pursuant to this Agreement if the true facts with respect to the representation or warranty are disclosed in the Disclosure Letter, in any of the other Schedules, or directly in the text of this Agreement; provided however, as an exception to that general principle, the disclosure of information described in Schedule 3.1(n) (Legal Proceedings) and Schedule 3.1(v) (Material Adverse Changes) shall only act as disclosure in respect of those specific Schedules and the exceptions to the representations and warranties contained in the Schedules referenced in Sections 3.1(g), (l) and (o), and in the Disclosure Letter, shall be the sole and only disclosures with respect to the representation or warranty to which the specific Schedule relates.

      (a) ORGANIZATION OF COMPANY. The Company is a company duly constituted and organized and validly subsisting under the laws of British Columbia.

      (b)   CAPITAL OF COMPANY. The authorized capital of the Company is:

            (i) an unlimited number of common shares without par value of which only the Common Shares are issued and outstanding; and

            (ii) an unlimited number of preferred shares having a par value of $1,000 per share, of which only the Preferred Shares are issued and outstanding.

      (c) BENEFICIAL OWNERSHIP. The Seller owns the Common Shares as legal and beneficial owner, free and clear of all liens, claims, charges and Encumbrances whatsoever. The Common Shares have been validly issued and are outstanding as fully paid and non-assessable shares. The Seller has due and sufficient right and authority to transfer the legal and beneficial title to and ownership of the Common Shares to the Buyer.

      (d) NO CLAIMS. No Person has any agreement or option or any right capable of becoming an agreement for the purchase of the Common Shares or any other shares in the capital of the Company or any right capable of becoming an agreement for the purchase, subscription or issuance of any of the unissued shares in the capital of the Company.

      (e) MEMORANDUM AND ARTICLES. The Memorandum and Articles of the Company are as attached in Schedule 3.1(e).

      (f) SUBSIDIARIES. The Company does not own, directly or indirectly, any Subsidiaries other than the Remaining Business Subsidiaries, Cascadia Fibre Supply Ltd., and Strathcona Helicopters Ltd.

      (g) DEFAULTS. Neither the Company nor Coastal is in breach, violation, or default of its obligations under the Weyerhaeuser Asset Purchase Agreement or any Collateral Agreement in any material respect.

      (h) ASSETS. On the Weyerhaeuser Transaction Closing Date the Company acquired the Remaining Business Assets, the Remaining Business Rights and the Weyerhaeuser Loan and the Company owns and has possession of those assets free and clear of any Encumbrances except for Permitted Encumbrances and since the Weyerhaeuser Transaction Closing Date such assets have been sufficient to carry on the Business in the ordinary course in all material respects.

      (i) LIABILITIES. During the period from its incorporation until the Weyerhaeuser Transaction Closing Date, the Company did not incur any Liabilities (whether accrued, absolute, contingent or otherwise), and did not carry on any business. On the Weyerhaeuser Transaction Closing Date the Company incurred or assumed only the following Liabilities and no others:

            (i)   the Remaining Business Obligations;

            (ii)  the obligations pursuant to the Crown Lands Assignment
                  Agreement;

            (iii) the obligations pursuant to the Crown Lands Covenant
                  Agreement;

            (iv)  the obligations pursuant to the Indemnity Agreement;

            (v)   the obligations pursuant to the Security Agreements; and

            (vi)  the obligations at law in respect of the Post-Closing
                  Guarantee.

      (j) REMAINING BUSINESS OBLIGATIONS. There are no Remaining Business Obligations that are not in respect of, in connection with, or incidental to the Remaining Business Assets or the Remaining Business Rights or provisions of general application in the Weyerhaeuser Asset Purchase Agreement related thereto.

      (k) CHANGES TO ASSETS. Since the Weyerhaeuser Transaction Closing Date the Company has not sold, transferred, or otherwise disposed of any interest in any assets except in the ordinary course of business or as disclosed in Schedule 3.1(k).

      (l) CHANGES TO LIABILITIES. Other than the CIT Loan, since the Weyerhaeuser Transaction Closing Date the Company has not incurred any additional indebtedness, entered into any agreements or assumed or incurred any Liabilities except in the ordinary course of business or as disclosed in Schedule 3.1(l).

      (m) CHANGES TO ABORIGINAL CLAIMS. Except as disclosed in Schedule 3.1(m), since the Weyerhaeuser Transaction Closing Date neither the Seller nor the Company has received notice of any additional Aboriginal Claims against the Company or affecting the Business of a material nature.

      (n) CHANGES TO LEGAL PROCEEDINGS. Except as disclosed in Schedule 3.1(n), since the Weyerhaeuser Transaction Closing Date neither the Seller nor the Company has received notice of any additional Legal Proceedings pending or, to the knowledge of the Seller or the Company, threatened by or against or affecting the Company or the Business that would be reasonably likely to result in any Materially Adverse change in the business, affairs or prospects of the Business or that might have a Materially Adverse affect on the ability of the Seller to enter into this Agreement or to consummate the transaction contemplated by this Agreement and to the knowledge of the Company since the Weyerhaeuser Transaction Closing Date there have occurred no facts or circumstances that the Company has determined will form the basis for any such additional Legal Proceedings that are not already known by the Buyer or generally known to the coastal forest industry in British Columbia.

      (o)   MATERIAL CONTRACTS. Since the Weyerhaeuser Transaction Closing Date:

            (i) the Company has not become a party to or bound by or subject to, nor has the Company agreed to become bound to enter into any Material Contract except for contracts in relation to the CIT Loan, information technology and data management systems contracts, telecommunications contracts, and except as disclosed in Schedule 3.1(o);

            (ii) the Company has performed all of the material obligations required to be performed by it and has not waived any material benefits under, and neither the Company, nor to the knowledge of the Company or the Seller, the counterparty thereto, has defaulted or is alleged to have been in any material default with respect to, any Material Contract except as disclosed in
                  Schedule 3.1(o).

      (p) COLLECTIVE AGREEMENTS. Except as disclosed in Schedule 3.1(p), since the Weyerhaeuser Transaction Closing Date:

            (i) the Company has not been required to recognize and has not made any Contracts with any labour union or employee association or any agent having bargaining rights for the employees of the Company nor made commitments to or conducted negotiations with any labour union or employee association with respect to any future agreements which are material to the Business;

            (ii) no new grievances have been initiated against the Company of a material nature of which the Company has received a written notice under any Collective Agreements;

            other than in the ordinary course of the Business.

      (q)   FORESTLANDS. Except for Aboriginal Claims and except as disclosed in
            Schedule 3.1(q), since the Weyerhaeuser Transaction Closing Date:

            (i) all levies, fees, rentals, charges, dues, stumpage, royalties and other costs payable under each Timber Tenure of a material nature have been paid by the Company except for levies, fees, charges, dues, rentals, stumpage and other costs to the extent that they will be included as Liabilities deducted from the calculation of the Net Working Capital in the Working Capital Statement;

            (ii) the Company has observed and performed in all material respects all covenants, agreements and obligations on its part to be observed or performed under the provisions of the Timber Tenures, the Forestry Laws and other Applicable Laws relating to the Timber Tenures;

            (iii) the Company has not received any notice of breach by the
                  Company of any Timber Tenure or Forestry Law of a material nature that has not been remedied by the Company or abandoned by the Person alleging such breach;

            (iv) other than as contemplated by the Forestry Revitalization Act (British Columbia) and the Timber Reallocation Agreement, no Governmental Authority has given any written notice to the Seller or the Company with respect to one or more of the Timber Tenures concerning any matter which would have the effect of reducing, impairing, suspending or terminating in a material manner such Timber Tenures or any rights or privileges attached thereto; and

            (v) the Company has not made a "forestry revitalization proposal" under the Timber Harvesting Contract and Subcontract Regulation and has made no Contracts with any Person in relation thereto.

            The Company has obtained with the Remaining Business Assets and the Remaining Business Rights, or pursuant to a May 30, 2005 Reciprocal Road Use Agreement and Master Agreement with Island Timberlands, all material licences, permits and other permissions necessary or advisable to provide access in and out of the Timber Tenures and to transport logs to the mills and conversion facilities operated by the Business as the Business is currently conducted.

      (r) INDEMNITY CLAIMS. The Company has not made any Claims for indemnity and to the knowledge of the Seller there are no Claims for indemnity made by any other party against the Company or Weyerhaeuser under the Weyerhaeuser Asset Purchase Agreement other than as disclosed in
            Schedule 3.1(r) and except as disclosed therein to the knowledge of the Seller and the Company since the Weyerhaeuser Transaction Closing Date there have occurred no facts or circumstances that the Company has determined will form the basis for any such Claims which would have a Materially Adverse affect on the Business or the Company.

      (s) OUTSTANDING ADJUSTMENTS. There are no outstanding adjustments contemplated by the Weyerhaeuser Asset Purchase Agreement of a material nature other than as disclosed in Schedule 3.1(s).

      (t) BOOKS AND RECORDS. All material financial transactions of the Company since the Weyerhaeuser Transaction Closing Date have been accurately recorded in the accounting and financial books and records of the Company.

      (u) MINUTE BOOKS. The minute books and corporate records of the Company contain substantially complete and accurate minutes of all meetings and proceedings of the shareholders, directors and committees of the Company, all meetings and proceedings were duly called and held, and the share certificate books, register of transfers, register of shareholders and register of directors are complete and accurate in all material respects.

      (v) MATERIAL ADVERSE CHANGES SINCE WEYERHAEUSER TRANSACTION CLOSING DATE. Except as disclosed in Schedule 3.1(v), since the Weyerhaeuser Transaction Closing Date the Company and each Subsidiary has carried on its business in the ordinary and normal course in compliance with Applicable Laws in all material respects and there has been no

            Materially Adverse change in the business, operations, prospects, results of operations or condition (financial or otherwise) of the Company.

      (w) ENVIRONMENT. Except as disclosed on Schedule 3.1(w), between the Weyerhaeuser Transaction Closing Date and the date of this Agreement, there has been no material spill or release of a Contaminant into the natural environment caused by the Company or any Subsidiary and required to be reported to Governmental Authorities under Environmental Laws, and since that date the Company has not received an Environmental Notice of a material nature with respect to its properties that has not been resolved to the satisfaction of the issuer of the Environmental Notice or would require material expenditures to remedy in the ordinary course.

      (x)   NO WAIVERS. Except as disclosed in Schedule 3.1(x):

            (i) the Company has not waived performance of, or amended any material provision of, the Weyerhaeuser Asset Purchase Agreement or the Collateral Agreements; and

            (ii) none of the Seller, the Company, or Coastal was advised in writing or otherwise had actual knowledge before the Time of Closing (as defined in the Weyerhaeuser Asset Purchase Agreement) of the inaccuracy of a representation or warranty or breach or non-performance of a covenant by Weyerhaeuser for which the Company will not be entitled to make a Claim against Weyerhaeuser by operation of the limitation in section 14.10(c) of the Weyerhaeuser Asset Purchase Agreement and the inability of the Company to make such a Claim will have a Materially Adverse affect on the Company or the Business;

      (y) ORGANIZATION OF SELLER. The Seller is a company duly constituted and organized and validly subsisting under the laws of Ontario and has the corporate power to enter into this Agreement and each of the agreements, documents and instruments to be entered into by the Seller in connection with this Agreement and to perform its obligations hereunder and thereunder.

      (z) AUTHORIZATION. This Agreement and each of the agreements, documents and instruments of the Seller contemplated hereby has been duly authorized, executed and delivered by the Seller and is a legal, valid and binding obligation of the Seller, enforceable against the Seller by the other parties thereto in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency and other applicable laws affecting the rights of creditors generally and except that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. No other corporate proceedings or Approvals on the part of the Seller or its shareholder are necessary to authorize this Agreement and each of the agreements, documents and instruments contemplated hereby.

      (aa) NO BREACH. Subject to the Closing Approvals being obtained, the execution and delivery of this Agreement by the Seller and the consummation of the transactions herein provided for will not result in the breach or violation of, or constitute a default under, or conflict with or cause a right of termination, cancellation or the acceleration of, any obligation of the Seller or Company under:

            (i) any material contract to which the Seller or Company is a party or by which it or its properties is bound;

            (ii) any provision of the constating documents or by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of the Seller or Company;

            (iii) any judgment, decree, order or award of any Governmental
                  Authority or arbitrator having jurisdiction over the Seller or Company; or

            (iv)  any Applicable Law.

      (bb) APPROVALS. Subject to the Closing Approvals being obtained and the filing of customary post-closing reports, filings and notifications, there is no requirement to make any filing with, give any notice to or obtain any consent or approval from any Governmental Authority or other person as a condition to the lawful consummation by the Seller of the transactions contemplated by this Agreement in accordance with all Applicable Laws.

      (cc) PROCEEDINGS. There are no legal proceedings pending or threatened by the Seller, or to the knowledge of the Seller, pending or threatened against the Seller that might be Materially Adverse or affect the ability of the Seller to enter into this Agreement or to consummate the transactions contemplated hereby, and to the knowledge of the Seller no state of facts exist which could constitute the basis of any such legal proceedings.

      (dd) CANADIAN. The Seller is a Canadian within the meaning of the Investment Canada Act.

      (ee) RESIDENCY. The Seller is a resident of Canada (as defined in the Act and the Income Tax Act (British Columbia)).

3.2   BUYER'S REPRESENTATIONS

      In order to induce the Seller to enter into and consummate this Agreement, the Buyer hereby represents and warrants to the Seller, as follows:

      (a) ORGANIZATION OF BUYER. The Buyer is a company duly constituted and organized and validly subsisting under the laws of British Columbia and has the corporate power to enter into this Agreement and each of the agreements, documents and instruments to be entered into by the Buyer in connection with this Agreement and to perform its obligations hereunder and thereunder.

      (b) AUTHORIZATION. This Agreement and each of the agreements, documents and instruments of the Buyer contemplated hereby has been duly authorized, executed and delivered by the Buyer and is a legal, valid and binding obligation of the Buyer, enforceable against the Buyer by the other Parties in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency and other Applicable Laws affecting the rights of creditors generally and except that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. No other corporate proceedings or Approvals on the part of the Buyer are necessary to authorize this Agreement and each of the agreements, documents and instruments contemplated hereby.

      (c) NO BREACH. Subject to the Closing Approvals being obtained, the execution and delivery of this Agreement by the Buyer and the consummation of the transactions herein provided for will not result in the breach or violation of, or constitute a default under, or conflict with or cause a right of termination, cancellation or the acceleration of, any obligation of the Buyer under:

            (i) any material contract to which the Buyer is a party or by which it or its properties is bound;

            (ii) any provision of the constating documents or by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of the Buyer;

            (iii) any judgment, decree, order or award of any Governmental
                  Authority or arbitrator having jurisdiction over the Buyer; or

            (iv)  any Applicable Law.

      (d) APPROVALS. Subject to the Closing Approvals being obtained and the filing of customary post-closing reports, filings and notifications, there is no requirement to make any filing with, give any notice to or obtain any consent or approval from any Governmental Authority or other Person as a condition to the lawful consummation by the Buyer of the transactions contemplated by this Agreement in accordance with all Applicable Laws.

      (e) PROCEEDINGS. There are no legal proceedings pending or threatened by the Buyer, or to the knowledge of the Buyer, pending or threatened against the Buyer that might Materially Adversely affect the ability of the Buyer to enter into this Agreement or to consummate the transactions contemplated hereby, and to the knowledge of the Buyer no state of facts exist which could constitute the basis of any such legal proceedings.

3.3   EFFECTIVE DATE AND SURVIVAL

      The representations and warranties of each party set out in this Part 3 shall be true and correct on the date hereof and on the Closing Date and shall survive the Closing and shall continue in full force and effect.

                                     PART 4

                         SELLER'S AND BUYER'S COVENANTS

4.1   CONDUCT OF PURCHASED BUSINESS BEFORE CLOSING.

Without limiting any other obligations of the Seller hereunder, except with the prior consent of the Buyer, such consent not to be unreasonably withheld, during the Interim Period the Seller shall, and shall cause the Company to:

      (a) conduct the Business only in the ordinary and normal course in material compliance with Applicable Laws and the Company shall not enter into any transaction or refrain from doing any action that, if effected before the date of this Agreement, would constitute a material breach of any representation, warranty, covenant or other obligation of the Seller contained herein;

      (b) not enter into, amend or surrender any Material Contracts with respect to the Business;

      (c) provide to the Buyer, within 21 days after the end of each calendar month, the Company's monthly financial and operating statements and the Company management's financial reports prepared for Company shareholders;

      (d) except for road construction and maintenance expenditures, not incur any capital expenditures nor commence any capital expenditure project involving an aggregate amount of more than $100,000 in a single transaction or a series of transactions;

      (e) except as provided for in existing Contracts with employees or unions, salary increases arising from annual reviews which shall not exceed in the aggregate 3.2%, and except in the normal course of business, not make any general or specific increase in the remuneration of the employees, officers, directors and service agents of the Business, nor grant them any additional benefits;

      (f) without limiting paragraphs (a) and (b), harvest timber, conduct forest engineering and planning, road construction, manage standing timber inventory, and conduct reforestation activities in good faith and in a prudent fashion with a view to the continuity of the Business;

      (g) use its commercially reasonable efforts to preserve the Business and the Company's assets and to carry on the Business as currently conducted, and to promote and preserve for the Buyer the goodwill of suppliers, customers and others having business relations with the Company that relate to the Business;

      (h) not sell, assign, lease or otherwise transfer or dispose of any asset used in the Business, to any Person or otherwise, or compromise any of the Company's rights or Claims, in a single transaction or series of related transactions if such transaction(s) will in the aggregate have a value in excess of $100,000, other than in the ordinary course of business, for greater certainty the Seller acknowledges that it would be out of the ordinary course for the Company to sell or agree to sell any of the Company's interests in real property, fee simple or otherwise;

      (i) pay and discharge the Company's Liabilities in the normal course, except those contested in good faith by it and the Company will not agree to incur any Liability outside of the normal course, whether in a single transaction or in a series of related transactions, involving an aggregate amount of more than $250,000;

      (j) except in relation to capital expenditures pursuant to Section 4.1(d) and Liabilities incurred pursuant to Section 4.1(i), not create, assume or permit to be created or imposed any Encumbrances (other than Permitted Encumbrances) upon the Common Shares or any of the assets of the Company that will not be discharged prior to the Time of Closing;

      (k) promptly advise the Buyer of the occurrence of any event that would render any representation or warranty of the Seller contained in this Agreement untrue or inaccurate in a material way;

      (l) promptly advise the Buyer in writing of the occurrence and circumstances of any Environmental Condition arising in the Interim Period;

      (m) keep the Buyer advised with respect to Legal Proceedings involving the Company having a material impact on the Business or the Company and obtain the Buyer's consent with respect to any settlement of any Legal Proceedings involving the Company having a material impact on the Business or the Company;

      (n) maintain the equipment, machinery, and rolling stock in good faith and in a prudent fashion with a view to the continuity of the Business;

      (o) with respect to subparagraphs (e), (f), (i), (j), and (k) will cause the Subsidiaries to comply with those subsections as if each Subsidiary was the Company and its business was the Business.

4.2   PRE-CLOSING ACCESS TO THE BUSINESS.

      Subject to the provisions of this Agreement, during the Interim Period the Seller shall forthwith make available to the Buyer and its authorized representatives all books and records of the Business as are reasonably necessary to confirm the accuracy of the representations and warranties contained in this Agreement and the Weyerhaeuser Asset Purchase Agreement. During the Interim Period the Seller shall afford the Buyer and its authorized representatives reasonable access to the assets and properties of the Business on reasonable prior notice and will permit the Buyer and its authorized representatives to make such investigations of the Business and its assets, Liabilities, condition (financial or otherwise), Claims, obligations, operations, prospects, results of operations and legal or regulatory status or affairs as the Buyer, acting reasonably, deems necessary or advisable: (i) to confirm the accuracy of the representations and warranties contained in this Agreement and the Weyerhaeuser Asset Purchase Agreement, and (ii) for the determination or review of the calculation of Forestry Liabilities. At the request of the Buyer, the Seller shall cause the Company to execute such consents, authorizations and directions as may be necessary to permit any inspection of the Business or any of its assets and properties or to enable the Buyer or its authorized representatives to obtain full access to all files and records relating to the Business or its assets maintained by Governmental Authorities.

4.3   COMMERCIALLY REASONABLE EFFORT TO OBTAIN CLOSING APPROVALS

      The Seller shall use its commercially reasonable efforts to obtain during the Interim Period, the Closing Approvals that are its responsibility and to assist the Buyer to obtain, during the Interim Period, the Closing Approvals that are the Buyer's responsibility. The Buyer shall use its commercially reasonable efforts to obtain, at or before the Time of Closing, the Closing Approvals that are its responsibility and shall use its commercially reasonable efforts to assist the Seller to obtain, at or before the Time of Closing, the Closing Approvals that are the Seller's responsibility. The parties acknowledge and agree that, for all purposes of this Agreement, an obligation on the part of either party to use commercially reasonable efforts to obtain or assist in obtaining any Closing Approval shall not require that party to make any payment to any Person for the purpose of procuring that Closing Approval, other than payments for amounts due and payable to that Person, payments for incidental expenses incurred by that Person and any payments required by any Applicable Law.

4.4   COMPLIANCE WITH THE FOREST ACT

      The Seller and the Buyer will cooperate and assist each other in completing the notification process under section 54 of the Forest Act and obtaining a notice to proceed from the Minister of Forests under section 54.1 of the Forest Act in connection with the transfer of the Timber Tenures from the Seller to the Buyer or the Buyer's nominee in accordance with Section 7.3 of this Agreement, including, but without limitation, responding to any inquiries the Ministry of Forests may make of the Buyer and the Seller in order to satisfy the Minister of Forests that the transfer of the Timber Tenures from the Seller to the Buyer or the Buyer's nominee will not unduly restrict competition in the standing timber markets, log markets or chip markets. The Buyer acknowledges that under the Forest Act the Buyer or the Buyer's nominee may be required to enter into a Transfer Arrangement on or before the Closing Date. The Buyer agrees that it or the Buyer's nominee will enter into the Transfer Arrangement, provided that amounts arising before the Closing Date and payable under the Transfer Arrangement are adjusted for pursuant to the Net Working Capital Adjustment.

4.5   ADDITIONAL SELLER'S COVENANTS

      The Seller covenants with the Buyer as follows:

      (a) The Seller will make all commercially reasonable efforts to obtain or assist the Buyer in obtaining, prior to the Closing Date, all Third Party consents required as a result of a change of control of the Company, including the agreement of CIT Business Credit Canada Inc. to the continuation of the CIT Loan.

      (b) The Seller will cause the Company to make in a timely fashion all tax, governmental and other filings necessary for the proper operation of the Business.

      (c) The Seller will cause the Company to jointly determine with the Buyer (together with Island Timberlands) whether a subdivision contemplated in the May 30, 2005 Master Agreement between the Company and Island Timberlands is Feasible (as that term is defined in such Master Agreement). The Seller will cause the Company to, and the Buyer will, act reasonably and in good faith in considering any proposed subdivision and, if pursued, proceeding with the subdivision in a manner consistent with Section 15.1 of the form of Amended and Restated Master Agreement (attached as Schedule 7.1(k)) as if such provision was now in effect.

4.6   FEES

      The Buyer and the Seller shall bear equally all filing fees in connection with obtaining the Competition Act Approval and the HSR Compliance.

4.7   UPDATING FINANCIAL STATEMENTS

      In order to enable the Buyer to fulfill its disclosure obligations for any prospectus required in connection with the financing of the transactions contemplated by this Agreement, as soon as reasonably practicable after the execution of this Agreement, the Seller shall deliver to the Buyer unaudited interim consolidated financial statements of the Business for nine months ended September 30, 2005 consisting of the unaudited interim consolidated financial statements of the Business owned by Weyerhaeuser for the five months ended May 30, 2005 and the unaudited interim consolidated financial statements of the Company for the four months ended September 30, 2005 on the basis that they will have been reviewed by auditors retained by the Company (KPMG LLP) in accordance with the CICA standards for a review of interim financial statements by an entity's auditor. The Seller will assist and cooperate with the Buyer in the preparation of any further financial statements required, including the involvement of the auditors retained by the Company, as necessary to satisfy the Buyer's financing requirements.

4.8   PRE-CLOSING ASSET TRANSFERS

      Immediately prior to the Time of Closing, the Seller will cause the Company to transfer to Island Timberlands the properties identified on Part A of
Schedule 4.8 in exchange for the transfer by Island Timberlands to the Company of the properties identified on Part B of Schedule 4.8 in both cases free of all Encumbrances except Permitted Encumbrances.

                                     PART 5

                         CONDITIONS PRECEDENT OF CLOSING

5.1   CONDITIONS PRECEDENT OF BUYER

      The obligations of the Buyer under this Agreement are subject to the following conditions, which are for the exclusive benefit of the Buyer, being fulfilled at the Time of Closing or being waived by the Buyer at or before the Time of Closing:

      (a) the representations and warranties of the Seller contained in this Agreement will be true and correct in all material respects as of the Closing Date with the same force and effect as if made at and as of such time;

      (b) the Seller will have performed all covenants and agreements in this Agreement agreed to be performed or caused to be performed by it in all material respects on or before the Closing Date;

      (c) there shall have been no Materially Adverse change in the condition (financial or otherwise), assets, Liabilities, operations, earnings, business or prospects of the Company between the date of this Agreement and the Time of Closing;

      (d) the Minister of Forests of British Columbia will have provided a written notice to proceed under Section 54.1 of the Forest Act with respect to the transfer of the Timber Tenures from the Seller to the Buyer or the Buyer's nominee in accordance with Section 7.3 on terms mutually acceptable to the Buyer and Seller, each acting reasonably, and the Closing shall occur by the date specified in that notice as the latest date by which the transaction must be completed;

      (e) the Competition Act Approval shall have been obtained and the HSR Compliance shall have occurred without conditions that would have a Materially Adverse effect on the Buyer, the business of the Buyer, the Business or the value of the Common Shares;

      (f)   the Investment Canada Approval shall have been obtained;

      (g) no action or proceeding will be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency to enjoin or prohibit the purchase and sale of the Common Shares contemplated by this Agreement or the right of the Buyer to own the Common Shares; and

      (h) the Buyer shall have received the proceeds of certain debt and equity financing pursuant to and in accordance with each of the Standby Agreement and the Debt Financing Agreement.

5.2   CONDITIONS PRECEDENT OF SELLER

The obligations of the Seller under this Agreement are subject to the following conditions, which are for the exclusive benefit of the Seller, being fulfilled at the Time of Closing or being waived by the Seller at or before the Time of
Closing:

      (a) the representations and warranties of the Buyer contained in this Agreement will be true and correct in all material respects as of the Closing Date with the same force and effect as if made at and as of such time;

      (b) the Buyer will have performed all covenants and agreements in this Agreement agreed to be performed or caused to be performed by it in all material respects on or before the Closing Date;

      (c) the Minister of Forests of British Columbia will have provided a written notice to proceed under Section 54.1 of the Forest Act with respect to the transfer of the Timber Tenures from the Seller to the Buyer or the Buyer's nominee in accordance with Section 7.3 on terms mutually acceptable to the Buyer and Seller, each acting reasonably, and the Closing shall occur by the date specified in that notice as the latest date by which the transaction must be completed;

      (d) the Competition Act Approval shall have been obtained and the HSR Compliance shall have occurred without conditions that would have a Materially Adverse effect on the Company, the Business or the value of the Common Shares;

      (e)   the Investment Canada Approval shall have been obtained; and

      (f) no action or proceeding will be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency to enjoin or prohibit the purchase and sale of the Common Shares contemplated by this Agreement or the right of the Buyer to own the Common Shares.

5.3   WAIVER OF CONDITIONS

      Each of the conditions set out in Sections 5.1 and 5.2 is for the exclusive benefit of the applicable Party and any of those conditions may be waived, in whole or in part, by the applicable Party at or prior to the Closing Time, by delivering to the other Party a written waiver to that effect.

5.4   TERMINATION

      If any of the conditions in Section 5.1 or 5.2 are not fulfilled or waived, the Buyer or the Seller, as the case may be, on or prior to the Closing Date may terminate this Agreement by notice in writing to the other. In such event, the Buyer and the Seller will be released from all obligations under this Agreement other than in respect of:

      (a) any representation or warranty which was known to a Party to be untrue when made; or

      (b)   breach of any covenant herein.

5.5   WAIVER

      The conditions in this Part may be waived in whole or in part without prejudice to any right of rescission in the event of the non-fulfilment of any other condition or conditions. A waiver will be binding only if it is in writing.

                                     PART 6

                              CLOSING ARRANGEMENTS

6.1   CLOSING

      The sale and purchase of the Common Shares and the other transactions contemplated by this Agreement will be closed at the offices of Davis & Company, at the Time of Closing.

                                     PART 7

                                CLOSING PROCEDURE

7.1   DELIVERY BY SELLER

      On Closing the Seller will deliver, or cause to be delivered, the following:

      (a) share certificates representing the Common Shares in the name of the Seller endorsed in blank for transfer;

      (b) new share certificates representing the Common Shares in the name of the Buyer;

      (c) a copy, certified as a true copy by an officer of the Seller, of a resolution of the directors of the Seller, approving the sale of the Common Shares to the Buyer and authorizing the execution and delivery of this Agreement and all documents and certificates contemplated herein;

      (d) a copy, certified as a true copy by an officer of the Company, of a resolution of the directors of the Company approving the transfer of the Common Shares from the Seller to the Buyer and authorizing the issue of the share certificates referred to in Section 7.1(b);

      (e) an opinion of the solicitors for the Company and the Seller dated the Closing Date in a form acceptable to the Buyer's solicitors, acting reasonably;

      (f)   the minute book of the Company;

      (g)   the corporate seal of the Company;

      (h) a certificate of an officer of the Seller for and on behalf of the Seller, certifying that as of the Closing Date all of the representations and warranties in Section 3.1 are true and correct in all material respects as of the Closing Date with the same force and effect as if made at and as of such time and all covenants in
            Part 4 to be performed by the Seller are fulfilled in all material respects;

      (i) resignations of each of the directors and officers of the Company, such resignations to be effective as of the Closing Date;

      (j) releases of liability by each of the directors and officers of the Company, and by the Seller as shareholder, such releases to be effective for any cause or matter whatsoever arising or existing up to the Closing Date;

      (k) an Amended and Restated Master Agreement between the Company and Island Timberlands in the form attached as Schedule 7.1(k);

      (l) modification agreements in relation to log supply agreement, the reciprocal road use agreement, the Island Phoenix facility lease, the Indemnity Agreement and Security Agreements, between the Company and Island Timberlands in the forms appended to the Disclosure Letter; and

      (m) such other documents, records, conveyances, assignments, assurances, consents and certificates, as contemplated above and otherwise as the Buyer's solicitors will reasonably require.

7.2   DELIVERY BY BUYER

      On Closing, the Buyer will deliver, or cause to be delivered, the following:

      (a) that portion of the Purchase Price set out in Section 2.3(a) by certified cheque, or wire transfer payable to the Seller's solicitors, in trust;

      (b) a copy, certified as a true copy by an officer of the Buyer, of a resolution of the directors of the Buyer approving the acquisition of the Common Shares from the Seller and authorizing the execution and delivery of this Agreement and all documents and certificates contemplated herein;

      (c) certificate of an officer of the Buyer for and on behalf of the Buyer, certifying that as of the Closing Date all of the representations and warranties in Section 3.2 are true and correct in all material respects as of the Closing Date with the same force and effect as if made at and as of such time and all covenants in
            Part 4 to be performed by the Buyer are fulfilled in all material respects;

      (d) releases of liability in favour of each of the directors and officers of the Company, and in favour of the Seller as shareholder, such releases to be effective for any cause or matter whatsoever arising or existing up to the Closing Date;

      (e) an opinion of the solicitors for the Buyer dated the Closing Date in a form acceptable to the Seller's solicitors, acting reasonably; and

      (f) such other documents, records, conveyances, assignments, assurances, consents and certificates, as contemplated above and otherwise as the Seller's solicitors will reasonably require.

7.3 TIMBER TENURES. In addition to the deliveries set out in Sections 7.1 and 7.2, if requested by the Buyer, the Seller shall in connection with the Closing cause the Company to transfer all of the Timber

Tenures as directed by the Buyer and the Person receiving a transfer of the Timber Tenures shall assume all Liabilities related to or arising from the Timber Tenures. In connection therewith, the parties will ensure that all monies have been paid to the Crown pursuant to Section 54(2) of the Forest Act (or that arrangements for payment have been made with the Crown). As soon as reasonably practicable following Closing the Buyer shall cause the Person receiving the transfer of the Timber Tenures to either:

      (a)   retransfer the Timber Tenures to the Company; or

      (b)   amalgamate with the Company;

such that the Timber Tenures will be held by the same Person as the balance of the assets of the Business.

                                     PART 8

                                 INDEMNIFICATION

8.1 INDEMNIFICATION BY SELLER. Subject to this Part 8, the Seller agrees to indemnify and save harmless the Buyer Indemnified Parties from and against all Losses suffered or incurred by the Buyer or the Company as a result of or arising directly or indirectly out of or in connection with:

      (a) REPRESENTATIONS AND WARRANTIES - any breach by the Seller of, or any inaccuracy in, any representation or warranty of the Seller contained in this Agreement or in any transfer document, certificate, document or instrument delivered by the Seller to the Buyer pursuant to this Agreement; and

      (b) COVENANTS - any breach or non-performance by the Seller of any covenant to be performed by the Seller that is contained in this Agreement or in any transfer document, certificate, document or instrument delivered by the Seller to the Buyer pursuant to this Agreement.

No Claims for indemnification arising out of a breach or inaccuracy of any representation or warranty of the Seller under Section 8.1(a) may be made by the Buyer Indemnified Parties pursuant to this Section 8.1 unless notice of the Claim in accordance with Section 8.3 is given by the Buyer Indemnified Parties to the Seller:

      (c) REPRESENTATIONS AND WARRANTIES - in the case of a Claim with respect to a representation and warranty, except as expressly provided below, within a period of 18 months from the Closing Date;

      (d) TITLE MATTERS - in the case of a Claim with respect to the representations and warranties contained in Section 3.1(c), which Claim may be made at any time;

      (e) TAX MATTERS - in the case of a Claim with respect to the representations and warranties contained in Section 3.1(q)(i), within a period commencing on the Closing Date and ending on a date which is 60 days after the date on which the last applicable limitation period under any Applicable Law relating to Tax matters expires with respect to any taxation year that is relevant in determining any liability with respect to those Tax matters; and

      (f) OTHER MATTERS - in the case of a Claim with respect to the representations and warranties contained in any of Sections 3.1(h) and 3.1(j), within a period of 10 years from the Closing Date;

and upon the expiry of the relevant limitation period, the Seller shall have no further liability to the Buyer Indemnified Parties with respect to the representations and warranties referred to in those clauses except with respect to claims that have been made within the times and in accordance with the provisions set forth above. The Buyer agrees that its sole recourse against the Seller in the event of any breach by the Seller of, or any inaccuracy in, any representation or warranty of the Seller contained in this Agreement shall be recourse to a Claim for indemnification under this Part 8.

8.2 INDEMNIFICATION BY THE BUYER. Subject to this Part 8, the Buyer agrees to indemnify and save harmless the Seller Indemnified Parties from and against all Losses suffered or incurred by the Seller Indemnified Parties as a result of or arising directly or indirectly out of or in connection with:

      (a) REPRESENTATIONS AND WARRANTIES - any breach by the Buyer of, or any inaccuracy in, any representation or warranty contained in this Agreement; and

      (b) COVENANTS - any breach or non-performance by the Buyer of any covenant to be performed by the Buyer that is contained in this Agreement.

No Claim for indemnification arising out of a breach or inaccuracy of a representation or warranty of the Buyer under Section 8.2 may be made by the Seller Indemnified Parties pursuant to this Section 8.2(a) unless notice of the Claim in accordance with Section 8.3 is given by the Seller Indemnified Parties to the Buyer within a period of 18 months from the Closing Date and, upon the expiry of that limitation period, the Buyer shall have no further liability to the Seller Indemnified Parties with respect to any of those representations or warranties, except with respect to Claims that have been made within the time and in accordance with the provisions set forth above. The Seller agrees that its sole recourse against the Buyer in the event of any breach by the Buyer of, or any inaccuracy in, any representation or warranty of the Buyer contained in this Agreement shall be recourse to a Claim for indemnification under this Part 8.

8.3 NOTICE OF CLAIM. If an Indemnified Party shall become aware of any Claim with respect to which the Indemnifying Party agreed to indemnify an Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a Third Party Claim or whether it is a Direct Claim, and shall also specify with reasonable particularity (to the extent that the information is available):

      (a)   the factual basis for the Claim; and

      (b)   the amount of the Claim, if known.

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to effectively contest the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting from the Indemnified Party's failure to give such notice on a timely basis.

8.4 DIRECT CLAIMS. With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have thirty days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the

Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other relevant information as the Indemnifying Party may reasonably request. If both Parties agree at or before the expiration of such thirty day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim.

8.5 THIRD PARTY CLAIMS. With respect to any Third Party Claim, the Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of the Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party's out-of-pocket expenses as a result of such participation or assumption. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to monitor, but not participate in the negotiation, settlement or defence of, such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel or unless the named Parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences). If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim. If any Third Party Claim is of a nature such that the Indemnified Party is required by Applicable Law to make a payment to any Third Party with respect to the Third Party Claim before the completion of settlement negotiations or related Legal Proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under the Third Party Claim with respect to which such a payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

8.6 SETTLEMENT OF THIRD PARTY CLAIMS. If the Indemnifying Party fails to assume control of the defence of any Third Party Claim, the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed. Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed; provided, however, that the liability of the Indemnifying Party shall be limited to the proposed settlement amount if any such consent is not obtained for any reason.

8.7 CO-OPERATION. The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

8.8 THRESHOLDS. Notwithstanding any other provision of this Agreement neither party shall assert against the other party any Claim unless the aggregate amount of the Claim or Claims asserted is at least 1% of the aggregate Purchase Price without counting any Claim under .05% of the Purchase Price. Once the amount of such Claims reaches at least 1% of the aggregate Purchase Price in the aggregate, the obligation to indemnify shall apply (in which case the Indemnifying Party will be obliged to indemnify for only that portion of such Claims over 1% of the aggregate Purchase Price in aggregate) with respect to all Claims having a value of at least .05% of the Purchase Price. The thresholds set forth in this

Section 8.8 shall not apply to indemnification for breaches of warranties under Sections 3.1 (a), (b), (c), (j), (k) and (l) and Sections 3.2 (a), (b), and (c), or to any breach by the Indemnifying Party of any covenant or obligation in this Agreement and the Indemnifying Party, subject to Section 8.10, shall be liable for all damages with respect to any such breaches. For the purposes of determining whether the thresholds in this Section 8.8 have been met the amount of the Claim is the amount of the Loss or Liability suffered or incurred by the party making the Claim.

8.9 REDUCTION. The liability of the Indemnifying Party pursuant to this Part 8 shall be reduced to the extent:

      (a) COLLECTIBLE INSURANCE - that the Indemnified Party is entitled to be indemnified for any Loss by valid and collectible insurance; and

      (b) TAXATION - of any related reasonably determinable Tax benefits available to the Indemnified Party as a result of the matters giving rise to the Indemnified Party's Claim so that the Indemnified Party is in the same position the Indemnified Party would have been, and not in a better position or a worse position than the Indemnified Party would have been, on an after Tax basis in the absence of the events or circumstances that gave rise to the Claim;

and the Indemnified Party shall have a duty to take all reasonable steps to mitigate its Losses.

8.10 LIMITATIONS. The liability of an Indemnifying Party with respect to any Claims under this Agreement will, in the aggregate, be limited as follows:

      (a) an Indemnifying Party shall have no responsibility for any Losses with respect to indirect, consequential, punitive or special damages or damages for loss of profit, loss of opportunity or business interruption;

      (b) an Indemnifying Party shall have no responsibility for any Losses to the extent that any act or omission of the Indemnified Party or any other Person after the Time of Closing aggravated or worsened, or materially contributed to, or otherwise increased the Losses; and

      (c) an Indemnified Party shall not be entitled to make a Claim if the Indemnified Party has been advised in writing or otherwise has actual knowledge before the Time of Closing of the inaccuracy of a representation or warranty or breach or non-performance of a covenant of the Indemnifying Party that is the basis of that Claim and the Indemnified Party completes the transactions contemplated in this Agreement notwithstanding the inaccuracy, breach or non-performance.

                                     PART 9

                                     GENERAL

9.1   NOTICE

      In this Agreement:

      (a) any notice or communication required or permitted to be given under this Agreement will be in writing and will be considered to have been given if delivered by hand, transmitted by facsimile transmission or mailed by prepaid registered post in Canada, to the address or facsimile transmission number of each party set out below:

            (i)   if to Buyer:

                  Western Forest Products Inc.
                  3rd Floor, 435 Trunk Road
                  Duncan, BC  V9L 2P9

                  Attention: President
                  Fax No: 250.748.6045

            with a copy to its counsel:

                  Bull Housser & Tupper LLP
                  3000 Royal Centre
                  1055 West Georgia Street
                  Vancouver, BC  V6E 3R3

                  Attention:    Billy S. Garton
                  Telecopier:   604.646.2605

            (ii)  if to Seller:

                  Brascan Asset Management
                  Suite 300, BCE Place
                  181 Bay Street, PO Box 762
                  Toronto, Ontario  M5J 2T3

                  Attention:    General Counsel
                  Telecopier:   416.365.9642

            with a copy to its counsel:

                  Davis & Company
                  2800 Park Place
                  666 Burrard Street
                  Vancouver, BC  V6C 2Z7

                  Attention:    Douglas B. Buchanan
                  Telecopier:   604.605.3546

            or to such other address or facsimile transmission number as any party may designate in the manner set out above;

      (b)   notice or communication will be considered to have been received:

            (i) if delivered by hand during business hours on a Business Day, upon receipt by a responsible representative of the receiver, and if not delivered during business hours, upon the commencement of business on the next Business Day;

            (ii) if sent by facsimile transmission during business hours on a Business Day, upon the sender receiving confirmation of the transmission, and if not transmitted during business hours, upon the commencement of business on the next Business Day; and

            (iii) if mailed by prepaid registered post in Canada, upon the fifth
                  Business Day following posting; except that, in the case of a disruption or an impending or threatened disruption in postal services every notice or communication will be delivered by hand or sent by facsimile transmission.

9.2   TIME OF ESSENCE

      Time will be of the essence of this Agreement.

9.3   GENDER AND NUMBER

      Words of one gender include all genders, and words in the singular include the plural and vice versa.

9.4   INTERPRETATION NOT AFFECTED

      In this Agreement, using separate Parts, providing a table of contents, and inserting headings are for convenient reference only and will not affect how this Agreement is interpreted.

9.5   GOVERNING LAW

      This Agreement will be governed by and construed in accordance with British Columbia laws and applicable Canadian law and will be treated in all respects as a British Columbia contract.

9.6   SUBMISSION TO JURISDICTION

      Each of the parties will:

      (a)   submit to the jurisdiction of British Columbia; and

      (b) if any appointed agent is required, notify the others of the name and address of its appointed agent.

9.7   ENTIRE AGREEMENT

      This Agreement is the entire agreement among the parties and, except as stated in this Agreement and in the instruments and documents to be executed and delivered under it, contains all the covenants, representations, and warranties of the respective parties. There are no oral representations or warranties among the parties of any kind. This Agreement may not be amended or modified in any respect except by written instrument signed by each of the parties.

9.8   SEVERABILITY

      The invalidity, illegality, or unenforceability of any provision of this Agreement will not affect the validity, legality, or enforceability of any other provision of this Agreement.

9.9   CURRENCY

      All transactions referred to in this Agreement will be made in lawful currency of Canada in immediately available funds. Any reference to cash in this Agreement includes a reference to cash, certified cheque, bankers draft, wire, or electronic transfer.

9.10  LEGISLATION

      In this Agreement, any reference to legislation includes a reference to the legislation and to any regulations made under that legislation as that legislation or those regulations may be amended or re-enacted from time to time.

9.11  ACCOUNTING PRINCIPLES

      All calculations made or referred to in this Agreement will be made in accordance with GAAP. All accounting terms used in this Agreement which are not defined in this Agreement will have the meaning assigned to them in accordance with GAAP.

9.12  FURTHER ASSURANCES

      Each of the parties hereto will at all times hereafter execute and deliver at the request of any other party all such further documents, deeds and instruments, and will do and perform all such further acts as may be reasonably necessary to give full effect to the intent and meaning of this Agreement.

9.13  LEGAL FEES

      Except as specifically provided otherwise in this Agreement, each party will be responsible for its own legal fees and other charges incurred in connection with the purchase and sale of the Common Shares, all negotiations between the parties and the consummation of the transactions contemplated hereby.

9.14  TENDER

      Any tender of documents, notices or money hereunder may be made upon the Seller or the Buyer or the solicitor acting for any of them.

9.15  ASSIGNMENT

      The Buyer may not assign its rights and obligations under this Agreement without the prior written consent of the Seller, such consent may be arbitrarily withheld before Closing but may not be unreasonably withheld to an assignment made thereafter.

9.16  BINDING NATURE

      This Agreement will bind and benefit each of the Parties including their respective successors and permitted assigns.

9.17  DISCLOSURE LETTER

      (a) If there is any inconsistency between the statements in this Agreement and those in the Disclosure Letter (other than an exception expressly set forth as such in the Disclosure Letter with respect to a specifically identified representation or warranty), the statements in this Agreement will govern.

      (b) The statements in the Disclosure Letter, and those in any supplement thereto, relate only to the provisions in the Section of this Agreement to which they expressly relate and not to any other provision in this Agreement.

9.18  CONFIDENTIALITY

      The making of this Agreement and the consummation of the transactions contemplated in this Agreement will be maintained as strictly confidential, and except as required by Applicable Law or by governmental and regulatory authorities having jurisdiction over the parties, neither of the parties will make any disclosure concerning the terms or conditions of this transaction or any other aspect of their dealings with one another except with the written consent of the other party, which consent shall not be unreasonably withheld.

9.19  COUNTERPART

      This Agreement may be signed by original or by facsimile in one or more counterparts and upon execution in counterparts by each party hereto, such counterpart will constitute an original of this Agreement and execution and delivery by facsimile will be legally binding upon the parties.

9.20  TERMINATION

      This Agreement may be terminated at any time by the written agreement of the parties or by either party at any time after the date being six months after the date first set out above if Closing has not occurred by such date, other than by reason of a breach of, or default under, a term of this Agreement by the party seeking to terminate this Agreement.

IN WITNESS WHEREOF the parties hereto have executed and delivered this Agreement as of the day, month and year first set out above.

TRILON BANCORP INC.                   WESTERN FOREST PRODUCTS INC.

Per: /s/ Joe Freedman                 Per: /s/ R. Hert
     --------------------                  ------------------------
                                           PRESIDENT

Per:                                  Per: /s/ Paul Ireland
                                           ------------------------
                                           CHIEF FINANCIAL OFFICER

                                 Schedule 1.1(o)
                              Collateral Agreements

Master Agreement dated May 30, 2005 between the Company and Island Timberlands

Lease dated May 30, 2005 between Island Timberlands, as landlord and Company, as tenant in respect of the Chemainus Lumber Yards Facility

Right of First Offer to Purchase dated May 30, 2005 granted by Company in favour of Island Timberlands in respect of the Chemainus Sawmill Parcel

Lease dated May 30, 2005 between Island Timberlands, as landlord, and Company, as tenant, in respect of the lands forming the Island Phoenix Sawmill

Right of First Offer to Purchase dated May 30, 2005 granted by Island Timberlands in favour of Company in respect of the China Creek Facility

Lease dated May 30, 2005 between Island Timberlands, as landlord, and Company, as tenant, in respect of the Stillwater Facility

Lease dated May 30, 2005 between Island Timberlands, as landlord, and Company, as tenant, in respect of Menzies Bay Dryland Sort/Shop Facility

Lease dated May 30, 2005 between Island Timberlands, as landlord, and Company, as tenant, in respect of Menzies Bay Office/Mini-Dryland Sort Facility

Lease dated May 30, 2005 between Island Timberlands, as landlord, and Company, as tenant, in respect of Port McNeill Dryland Sort Facility

Lease dated May 30, 2005 between Island Timberlands, as landlord, and Company, as tenant, in respect of Port McNeill Log Dump Facility

Sublease dated May 30, 2005 between Island Timberlands, as sublandlord, and Company, as subtenant, in respect of the 4th floor of the premises located at 65 Front Street, Nanaimo, BC

Sublease dated May 30, 2005 between Company, as sub-sublandlord, and Island Timberlands, as sub-subtenant, in respect of a portion of the office space located on the 4th floor at 925 West Georgia Street, Vancouver, BC

Property Management Contract dated May 30, 2005 between Island Timberlands and Company in respect of the provision of property management services by Island Timberlands to Company

Crown Lands Assignment Agreement

Crown Lands Covenant Agreement

Indemnity Agreement

$100,000,000 Debenture ("Debenture") granted by the Company in favour of Island Timberlands

Pledge Agreement dated May 30, 2005 by the Company in favour of Island Timberlands in respect of the Debenture

Log Supply Agreement dated May 30, 2005 between the Company and Island
Timberlands

Reciprocal Road Use Agreement between the Company and Island Timberlands

                                Schedule 1.1(hh)
                              Forestry Liabilities

PRINCIPLES

ROAD DEACTIVATION AND RECLAMATION ON CROWN LAND

Road deactivation and reclamation liability will be determined in accordance with GAAP. Liability will be measured at fair value (i.e. the amount of the consideration it would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. The estimated fair value is based upon best estimates including the results of present value for other valuation techniques). The following, definitions, principles, and procedures will apply.

Applicable Road definition

(a) A road or section of a road that is required to be deactivated or reclaimed immediately or in the future according to law, third party agreement or directive from a government authority.

(b) For clarity, a road which must be maintained in perpetuity owing to on-going industrial use, government order or use as a major public thoroughfare is not an Applicable Road.

(c) Consistent with 1(a) and 1(b) above, a road becomes an Applicable Road immediately upon construction of any portion of that road.

Procedures

(d) Identify all Applicable Roads and the length of each Applicable Road and separate by Timberland Unit.

(e) Prepare an estimated average cost for the roads identified in (d) to determine expected deactivation and reclamation costs.

(f) Determine expected timing for completion of deactivation and rehabilitation work for each Applicable Road and apply a 6% discount factor to determine the present value of the expected deactivation and reclamation costs.

(g)   Sum the costs derived in (f) by Timberland Unit and for all Timberland
      Units.

(h)   Document the above information in the form of spreadsheets and maps.

SILVICULTURE LIABILITY ON CROWN LAND

Silvicultural practices, specifically, those related to achieving full stocking and free growing status, will be determined from operational databases. The sample data behind operational data standards used in any determinations will reflect criteria consistent with stocking standards approved in the applicable Forest Development Plan, Silviculture Prescription or Forest Stewardship Plan.

The purpose of the silviculture liability is to meet a GAAP obligation to recognize the estimated cost to achieve Free to Grow status on Crown areas that have been logged. The expectation is that this future cost will be charged to silviculture expense at the time of harvest.

Reforestation obligations are captured by paragraph 2 of CICA 3110. That section includes obligations arising in connection with arrangements concerning the rights to exploit natural resources. As such, the following summarized recommendations will apply:

      - Liabilities should be measured at fair value (i.e. the amount of the consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. The estimate of fair value is based upon best estimates, including the results of present value or other valuation techniques.

      - Upon initial recognition of an Asset Retirement Obligation ("ARO"), the Asset Retirement Cost ("ARC") should be recorded as a "silviculture cost" and included in logging costs for the period, as the cost relates to the cost of the timber removed. Therefore, the ARC is carried in the asset classification, log cost, until it is sold or processed.

      - In subsequent periods, changes in the fair value of the liability should be measured and recognized as an adjustment to "silviculture cost" as part of logging costs for the period.

The foregoing summarizes the accounting requirements for the silviculture liability, more specific guidelines to determine 'fair value' will follow. At the operating unit level, all estimates will be carried in current dollars. Any adjustments for present value considerations will be calculated at the corporate level.

GUIDELINES FOR UNIT FORESTERS

The excel spreadsheet that was developed for this purpose will continue to be used to summarize the liability for each operation. The spreadsheet contains instructions for completion. There are a number of key expectations underlying the spreadsheet. They are:

      - The operational databases will be utilized to determine NSR area and SR area that has not reached Free to Grow

      - The estimate for natural regeneration percentage will be based on recent experience coupled with current operational plans

      - The estimated activity and cost for site preparation, planting, fill planting, fertilization, seedling protection, brushing, and surveys will be based on recent experience coupled with current operational plans. These estimates need to consider the overarching guideline that the cost should equate to 'fair value'.

      - Twice per year; in June and December, the unit forester will provide finance with an updated summary spreadsheet identifying the estimated silviculture liability, effective May and November fiscal month ends respectively.

      - Twice per year; in March and September, the unit forester will meet with Finance to discuss whether any significant events have transpired that should be considered in preparing the monthly silviculture cost estimate. A significant event could be a major shift in percent natural regeneration, a catastrophic failure that is the Company's responsibility, or any other significant change contemplated for fulfilling silviculture obligations.

GUIDELINES FOR FINANCE

      - Unit Finance is responsible to arrange a meeting with the Unit Forester in March and September to discuss potential significant events. Based on these meetings, finance will evaluate whether an adjustment to accrual rates is warranted.

      - Unit Finance is responsible to arrange a meeting with the Unit Forester in June and December to review the updated spreadsheet. In these meetings, finance will discuss and evaluate the assumptions contained in the spreadsheet including the amount of work that is expected to be completed within 12 months.

      - At least twice per year; in June and December, unit finance will update the liability account. An entry will be made based on the agreed estimate as of the previous month end. This entry will reflect an updated estimate for current and long term silviculture obligations. The usual accrual practice will be followed for the current month activity.

      - Changes in the obligation through the year will be recorded to the current liability account. Changes will only be reflected to the long term liability at the time of reviews.

In the June and December meetings with the unit forester, unit finance will obtain an updated estimate from the forester of the expected cost per m3 to meet obligations for current year production. This estimate will be used for the monthly silviculture charge to operating cost.

THE REMAINDER OF THIS SCHEDULE HAS BEEN REDACTEDED

                                Schedule 1.1(xx)

                               Net Working Capital

                                  SEE ATTACHED

NOTE: INDICATIVE WORKING CAPITAL CALCULATIONS HAVE BEEN REDACTED FOR FILING PURPOSES

                   Net Working Capital Calculation Principles

For purposes of determining Net Working Capital, the following specific principles will apply:

      - PRODUCT INVENTORY. All product inventories including finished goods and work in process will be valued in accordance with GAAP using the same `lower of cost or market' method used in the most recent financial statements of the Company which is substantially the same method used by Weyerhaeuser in preparing the Working Capital Statement in connection the purchase of assets from Weyerhaeuser by Cascadia on the Weyerhaeuser Transaction Closing Date.

      - INVENTORY MATERIALS AND SUPPLIES. Cost net of obsolescence. Any further obsolescence has to be confirmed by destruction before the Working Capital Statement is deemed final under this Agreement.

      - REFORESTATION LIABILITY. The current portion of the reforestation liability will be excluded from Net Working Capital because the Seller will pay for all reforestation liabilities at closing and this exclusion will avoid double charging.

The following items will be excluded from the calculation of Net Working
Capital:

      -     Cash and marketable securities including the Silviculture Escrow
            Account

      - All receivables relating to countervailing and anti-dumping duties as more specifically described in the Agreement

      - All trade or other accounts receivable that have been outstanding for greater than 60 days from the due date of the invoice as at the Closing Date, that are not collected prior to the finalization of the schedule of Net Working Capital unless specifically accepted by the Buyer. The Buyer will cause the Company to assign the excluded accounts receivable to the Seller.

      - Logs that have been stored in salt water for greater than 120 days. The Seller will have the right, at its option within 90 days of Closing, to claim ownership of any logs excluded as a result of this provision and upon exercising its right, the Company will transfer ownership to the Seller.

For greater certainty, the following items will be included in the calculation of Net Working Capital:

      -     liability for vacation pay and for banked vacation pay

      -     amount payable under the CIT Loan

With respect to Inventories, all inter divisional and inter corporate profits and mark-ups will be eliminated.

Other than the items specifically outlined above, all other items will be calculated as per the accounting policies of the Company for Net Working Capital, which are in accordance with GAAP, have not been substantially changed from the accounting policies used by the BC Coastal Group of Weyerhaeuser and are substantially consistent with those policies used in the determination of Net Working Capital in connection the purchase of assets from Weyerhaeuser by Cascadia on the Weyerhaeuser Transaction Closing Date. The definitions of the accounting line items comprising of working capital for each of the Crown and Private businesses are set out in the following pages.

                ACCOUNTING DEFINITIONS FOR WORKING CAPITAL ITEMS

CURRENT ASSETS

CASH AND MARKETABLE SECURITIES

 Accounts Receivable

- Trade Accounts Receivable (0101)                 Current portion of amounts due from third-party transactions for goods supplied or services rendered within the product lines of the company.

- Accounts Receivable Balance Transfer             Records the distribution of the trade accounts receivable balance to originating
  (0102)                                           locations.

- Non Commodity Accounts Receivable                Record current portion of amount due from third parties for goods and services
  (0111)                                           which are not a part of the businesses' product line.

- Employee Receivable (0131)                       Record current portion of amounts due from officers and employees of the company, including travel advances.

- Taxes Receivable (0161)                          Record current portion of amount due to the company from taxing authorities for overpayment or earned tax credits.

- Other Receivable (0181)                          Record current portion of amounts due from third-parties not otherwise defined.
- Allowance for Uncollectible Receivable           Used only by foreign operations - eliminated on consolidation to comply with
  (0199)                                           Canadian GAAP

Inventories

- Logs                                             See page 9

- Lumber                                           See page 11

- Other Products (0500)                            Record inventory items produced by company facilities or marketed by company distribution centers that are not listed.

- Materials and Supplies (0550 to 0599)            Materials and supplies inventories include goods used in the production process.

Prepaid Expenses

- Prepaid Insurance (0600)                         Record the unamortized balance of insurance premiums which are to be written off within one year.

- Prepaid Rent (0610)                              Record advance rent payments which are to be expensed within one year.

- Prepaid Taxes (0625)                             Record prepaid taxes which are to be expensed within one year.

- Deferred Expenses (0635)                         Record costs which are not currently identified, but which will be transferred to other accounts in the following month.

- Clearing Accounts (0645)                         Record as control accounts for transactions processed through feeder systems.

- Prepaid Deposits and Advances (0665)             Record money, securities or other valuables temporarily deposited by the company for performance guarantees.

- Prepaid Other (0680)                             Record any other prepaid items not provided for in the above captions, including:
                                                   prepaid corrugator rolls and belts, prepaid advertising and prepaid topography

CURRENT LIABILITIES
THIRD PARTY PAYABLES

- Vouchers Payable (3020)                          Record amounts payable for goods and services received which have been vouchered for payment, but for which cash disbursements have not been made at the end of the accounting period.
                                                   Accounts payable are amounts due to third parties for goods and services received, but not yet paid, represented by unpaid invoices or accrued amounts based on contracts, purchase orders or receiving documents. Accounts payable are due for payment within one year of the balance sheet date and include amounts withheld or collected on behalf of third parties.

- Vouchers Payable/Contra (3021)                   This account, General Ledger (GL) 3021, will be used to distribute the payables out by location to non-corporate corps.

- Unvouchered Accounts Payables (3025)             Record amounts payable to third parties for goods and services received but not yet vouchered for payment, including accruals based on contracts, purchase orders, or receiving documents. Includes unvouchered rent, royalties, advertising and professional services.

- Contractor Payments Withheld (3050)              Record amounts owed to vendors for which payment has been withheld contingent upon performance of specific acts by the vendor.

- Goods and Services Tax Payable (3053)            Record value added taxes held by the company for remittance to the governing tax jurisdictions.

- Sales and Use Tax Payable (3055)                 Record sales and use taxes held by the company for remittance to the governing tax jurisdictions.

- Deposits From Outside Payable (3065)             Record amounts held by the company from third parties as performance guarantees, etc. which are to be returned upon satisfactory completion of the contract, other than contractor payments withheld.

- Accounts Payable Miscellaneous (3070)            Record any accounts payable item not covered in other a/p major accounts.

- Accrued Salaries and Wages Payable               Payroll-related liabilities are accrued costs for both salaried and hourly
  (3100)                                           payrolls and related benefits and payroll taxes.

                                                   Record accrued hourly and salaried payroll, accruals for tentative wage increases to be made retroactively and accrued payroll drafts.

- Employee Payroll Deductions Withheld             Record all amounts held by the company which have been deducted from employees'
  (3105)                                           earnings and are to be remitted to specific employee plans, trusts, tax jurisdictions, etc., by the company.

- Severance Pay (3110)                             Record all liabilities for severance pay, including pay and pay continuance.

- Vacation and Holiday Pay (3115)                  Record amount of accruals for hourly vacation and holiday pay, and estimated salaried vacation earned.

- Worker's Compensation (3120)                     Record accruals to cover the company's payable to states or private parties to cover liabilities originating from employee industrial accidents or obligations under the workers' compensation act. Workers' compensation liabilities include medical, compensation, insurance premiums, state assessments and litigation expenses. The current and long-term portion of the liability is accrued for in this account.

- Group Insurance (3125)                           Record amount of salaried and hourly group insurance accruals for life, medical and dental plans payable to third-party insurers.

- Group Insurance Premium Charge-out               Record the transfer of group insurance premiums to the locations.
  (3126)

- Incentive Compensation Liability (3135)          Record the amount of accrued incentive compensation for employees other than management incentive plan.

- Current Portion of Retirement Plan Cost          Record that portion of retirement plan costs which is expected to be paid within
  (3155)                                           one year.

- Employer Payroll Tax (3160)                      Record accruals for the company's liabilities under fica, federal and state unemployment and state excise tax laws.

- Other Payroll Liabilities (3165)                 Record accruals for jury duty, funeral leave, state employment experience credit and other payroll items not otherwise provided for in the foregoing captions.

- Unclaimed Payroll Checks (3175)                  Record amount of unclaimed wages supported by unclaimed payroll checks.

OTHER CURRENT LIABILITIES

- Real and Personal Property Taxes (3200)          Record liabilities for real and personal property taxes due to various state and local taxing authorities.

- Timberland Taxes (3205)                          Record liabilities for timberland, ad valorem, severance, and yield taxes.

- Accrued Volume Discount (3217)                   Record accruals for volume discounts allowed per sales agreements.

- Accrued Freight (3223)                           Record all accruals for freight charges whether they are payable to third-party vendors, Weyerhaeuser line or Westwood Shipping lines. The offsetting receivable for these accruals should also be recorded in this account. Additionally,
                                                   Weyerhaeuser line and Westwood Shipping lines include estimated charges related to freight revenues earned.

- Current portion of Reforestation Liability       Record the liability for reforestation of logged areas as a result of a contract,
  (3242)                                           governmental, or other legal obligation expected to be incurred within one year from the current balance sheet date.

- Accrued Income Tax (3255)                        Record the current liability for prior and current year's federal, state and foreign taxes on income.

- Other Accrued Liabilities & Reserves             Record all accrued liabilities and reserves not provided for in the above
  (3265)                                           captions (like maintenance shut-down).

                                      LOGS

                          DETAILS ON INVENTORY ACCOUNTS

The following provides details on the Company inventory accounts for logs for:

      -     Timberlands Operations

      -     Fibre Supply Group

      -     Manufacturing

TIMBERLANDS OPERATIONS

LOGS IN PROCESS AND FINISHED GOODS - PRODUCT INVENTORIES are manufactured or purchased goods held for sale in the ordinary course of business, as well as goods that are in process or raw materials and supplies that will soon be used in the production process. Inventories are to be valued at the lower of cost or market at the local level

MAJOR    MINOR                                 DEFINITION
0216              LOGS IN WOODS
                  Record logs in sort yard, water storage, felled & bucked, and woods deck inventories, not yet scaled for production. These inventories only include volumes that are not yet reflected as production. Unit of measure: m3.
          000     Logs delivered to water and held in boom form unscaled.
          002     Logs in Felled & Bucked form in setting or right of way.
          004     Logs decked at Roadside.

0218              GRADE / FIBRE LOGS

          000 Scaled logs at sort yards, in boom pockets, in transit, or storage grounds. These inventories include all volume recorded as production that has not yet been transferred to another Weyerhaeuser operation or sold to a third party.

      - Market value is net value - current month internal `market' price list (prices on the list are a proxy for external market prices for logs sold in the Vancouver Log Market) less plan cost for distribution and downstream handling. Inventory is only reduced to market if the value of all logs within an operating unit cumulatively falls below market.

      - Cost is defined as the twelve month moving average logging cost, one month in arrears, excluding cost associated with labour disruptions or market downtime. This includes all costs associated with getting logs ready for distribution to customers; falling, delimbing, handling to landing, hauling, sort yard, booming, logging division overhead, road construction & maintenance, stumpage, planning, silviculture, and other indirect costs.

      - WIP volumes (Logs in Woods) are valued at plan direct process cost if produced by company crews. Contractor WIP inventory represents advances made on specific work. All inventory in minor account 002 is contract, while minor accounts 000 and 004 may be comprised of contractor and company volumes. Company inventory in account 004 is valued at plan yarding cost. Company inventory in account 000 is valued at plan logging cost incurred; yarding, loading, hauling, and handling.

      - A separate and distinct calculation of market and cost is prepared for each Company operating unit.

FIBRE SUPPLY GROUP

LOG INVENTORIES - PRODUCT INVENTORIES are manufactured or purchased goods held for sale in the ordinary course of business, as well as goods that are in process or raw materials and supplies that will soon be used in the production process. Inventories are to be valued at the lower of cost or market at the local level.

MAJOR    MINOR                                 DEFINITION
0210              GRADE LOGS

                  All species of grade logs, whether held for sale or further processing. Unit of measure: m3.
          200     Boomsticks used to manage and contain log booms

0218              GRADE / FIBRE LOGS

          000     Scaled logs at sort yards, in boom pockets, in transit, or storage grounds
          987     Scaled logs transferred from Alberni Inlet by barge, in transit, at resorting grounds, or storage grounds

      - Market value is net value - current month internal `market' price list (prices on the list are a proxy for external market prices for logs sold in the Vancouver Log Market) less plan cost for distribution and downstream handling.

      - Boomsticks are valued at the lower of cost or estimated net realizable value. A perpetual record of pieces is maintained and is confirmed by physical count. Piece counts are converted to m3 based on sample scales and historical averages. Degradation is factored in the net realizable value calculation.

      - Logs purchased at company sorting grounds are valued at the lower of cost or net value on a supplier by supplier basis.

      - Logs purchased in boom form are valued at the lower of acquisition cost for each individual boom or net value.

      - Logs purchased in the `Barge' account are valued at the lower of camp transfer value or net value.

            - Logs from Company operations are purchased at the Company plan harvest cost including delivery. Open market logs are purchased at market values.

MANUFACTURING

Logs are raw material that will soon be used in the production process and are valued at the lower of cost or market.

MAJOR     MINOR                                DEFINITION
0218                GRADE / FIBRE LOGS
         961-966    Market value
         981-987    Adjustment to cost by species, if cost is lower than market.
                    The sum of all minor codes above gives the lower of cost or market for mill inventory

      - Log inventory is valued at the lower of cost or market applied to logs pooled by species at each mill location.

      - Cost is a four month moving average of internal and open market log purchases.

      -     Internal logs are purchased at market.

      -     The "lower of cost or market" valuation has two components:

            1.    LCM at the operating location

                  - Market value is the current month internal `market' price list (prices on this list are a proxy for external market prices for lumber in the markets into which the lumber is expected to be sold).

                  - Cost for internal and open market logs is the actual purchase cost paid.

            2.    LCM at corporate (for elimination of inter-company profits)

                  - Species log pools are subdivided into internal and external logs.

                  -     There is no further write down of external logs.

                  - Internal logs are written down to group log cost if that cost is lower than the "LCM" valuation determined at the operating location.

                  - Group log cost is the 12 month moving average log cost as previously defined in the Timberlands section and includes distribution and scaling.

                                     LUMBER

                          DETAILS ON INVENTORY ACCOUNTS

The following provides details on the Company inventory accounts for lumber for:

      -     Sawmills and Custom Cut

      -     Remanufacturing Facilities

      -     MBKK Japan Inventory

SAWMILLS AND CUSTOM CUT

WHITE WOOD SPECIES - DOUGLAS FIR, HEMLOCK/BALSAM, SITKA SPRUCE AND YELLOW CEDAR

MAJOR     MINOR                                DEFINITION
0230                SOFTWOOD LUMBER
                    All species of softwood lumber, rough or surfaced, green or dry, both finished and WIP. Excludes cedar. Unit of measure: mbf.
         961-966    Market value of finished product by species for mill lumber volumes.
         971-976    Processing reserve by species.
                    The sum of minor codes 961-966 and 971-976 is the net realizable value of the mill inventory.
         981-986    Adjustment to cost by species, if cost is lower than market.
                    The sum of all minor codes above gives the lower of cost or market for mill inventory

CEDAR SPECIES

MAJOR    MINOR                                DEFINITION
0231              CEDAR LUMBER

                  Cedar softwood lumber, green or dry, rough or surfaced, both finished and WIP. Unit of measure: mbf.
          963     Market value of finished product
          973     Processing reserve by species.
                  The sum of minor codes 963 and 973 is the net realizable value of the mill inventory.
          983     Adjustment to cost by species, if cost is lower than market.
                  The sum of all minor codes above gives the lower of cost or market for mill inventory

      - Market value is mill net - customer's sales value less commissions, insurance, freight, CVD/AD, duties and excise, GST/PST.

      - The processing reserve includes any remaining processing costs to produce the finished product and freight to dock. Processing costs include the same factors as conversion costs described below and may include drying, finishing, packaging and shipping.

      - WIP volumes are reported at the finished volume, i.e. net of trim losses.

      - Sawmill sales managers determine if ending lumber is finished, in-process and value the finished goods based on current orders, market conditions and market destination.

      - Sales managers value sawmill WIP inventory at its most likely final product given current orders, market conditions and market destination less the remaining cost to process and ship.

      - Cost is determined at the operating location by calculating a four month moving average of log costs, conversion costs and lumber purchases as defined below:

            - Internal and open market logs are purchased at market. Log costs also include transfer and booming costs.

            - Conversion costs are incurred from the point of log delivery to the sawmill in-feed deck and end with loading on to trucks & rail cars or arrival at the dock. It includes the cost of debarking logs, the cost of producing chips and low cost raw material and may include drying and planing.

            - Interdivisional lumber purchases are at a market based transfer price. Third party lumber purchases are recorded at cost.

      - A further write down to group cost is taken corporately if the four month average cost calculated using the group cost for internal logs is lower than the LCM valuation at the operating location.

REMANUFACTURING  FACILITIES

WHITE WOOD SPECIES - DOUGLAS FIR, HEMLOCK/BALSAM, SITKA SPRUCE AND YELLOW CEDAR

MAJOR     MINOR                                DEFINITION
0230                SOFTWOOD LUMBER - RAW MATERIAL/WIP
                    All species of softwood lumber, green or dry, held as raw material or for further processing (WIP). Excludes cedar and finished goods. Unit of measure: mbf.
         961-966    Market value of finished product by species.
         971-976    Processing reserve by species.
                    The sum of minor codes 961-966 and 971-976 is the net realizable value of the mill inventory.
         981-986    Adjustment to cost by species, if cost is lower than market.
                    The sum of all minor codes above gives the lower of cost or market for mill inventory

0236                SOFTWOOD LUMBER - FINISHED

                    All species of lumber held for resale, rough or surfaced, green or dried. Excludes cedar. Unit of measure: mbf.
         961-966    Market value of finished product by species.
         971-976    Processing reserve by species.
                    The sum of minor codes 961-966 and 971-976 is the net realizable value of the mill inventory.
           987      Adjustment to cost, if cost is lower than market.
                    The sum of all minor codes above gives the lower of cost or market for mill inventory

CEDAR SPECIES

MAJOR    MINOR                                DEFINITION
0231              CEDAR LUMBER - RAW MATERIAL/WIP
                  Cedar softwood lumber, rough or surfaced, green or dry, held as raw material or further processing (WIP).
                  Excludes finished goods. Unit of measure: mbf.
          963     Market value of finished product.
          973     Processing reserve by species.
                  The sum of minor codes 963 and 973 is the net realizable value of the mill inventory.
          983     Adjustment to cost by species, if cost is lower than market.
                  The sum of all minor codes above gives the lower of cost or market for mill inventory

0235              CEDAR LUMBER - FINISHED
                  Cedar lumber held for resale, rough or surfaced, green or dried. Unit of measure: mbf.
          963     Market value of finished product
          973     Processing reserve by species.
                  The sum of minor codes 963 and 973 is the net realizable value of the mill inventory.
          983     Adjustment to cost, if cost is lower than market.
                  The sum of all minor codes above gives the lower of cost or market for mill inventory

      - Remanufacturing managers determine if ending lumber is finished, in-process or raw material and value the finished goods based on current orders, market conditions and market destination.

      - Market value of raw material is the purchase price. Interdivisional lumber purchases are at market.

      - Remanufacturing managers determine the market value for WIP as either a) the purchase price of the lumber plus processing costs to date using the purchased raw material volume (replacement value), or
            b) mill net as defined above applied to the finished volume (NRV).

      - Cost at the operating location is the four month moving average of conversion costs and lumber purchases for the facility. Interdivisional lumber purchases are at market based transfer prices and third party lumber purchases are at cost.

      -     Total inventory by species is valued at lower of cost or market.

      - A further write down to group cost is taken corporately if the four month average cost calculated using the group cost for internal logs and internally manufactured lumber is lower than the LCM valuation at the operating location.

MBKK JAPAN INVENTORY

MAJOR    MINOR                                DEFINITION
0230      000     MBKK's lower of cost and market in Japan, for all species and may include cedar.

0236      000     Reserve adjusting MBKK inventory to Group cost

      - MBKK purchases lumber from the Company mills at market. The 0230 account reports MBKK inventory (located in Japan and in-transit) at their LCM valuation and the 0236 account adjusts to the group cost to manufacture, plus freight costs to Japan.

                                  Schedule 2.4

                        Working Capital Statement Opinion

EXAMPLE SPECIFIED AUDIT PROCEDURES REPORT ON WORKING CAPITAL:

To: the Directors of [XXXX]; the Directors of Cascadia Forest Products Ltd. ("Cascadia")

As agreed with [XXXX], Cascadia in accordance with our engagement letter dated [DATE], we have performed the specified auditing procedures in Appendix A in connection with the Working Capital Statement of Cascadia as at [DATE].

As a result of applying the specified auditing procedures in Appendix A, we found exceptions as listed in Appendix B. However, these procedures do not constitute an audit of Cascadia's working capital, and therefore we express no opinion on the amount of working capital as at [DATE].

This letter is for use solely in connection with the determination of the working capital as at [DATE] in accordance with the Share Purchase Agreement between [XXXX] and Cascadia Forest Products Ltd., and is not to be referred to or distributed to any third party without our prior written consent. We disclaim any liability to any third party who may rely upon this letter.

Chartered Accountants
Vancouver, Canada
<> -, 2006

APPENDIX A - SPECIFIED AUDITING PROCEDURES

      1. Requested bank confirmations for all bank accounts and short term bank indebtedness and agreed bank confirmation amounts to bank reconciliations prepared by Cascadia Forest Products Ltd. ("Cascadia") as at [DATE].

      2. Agreed the above-noted bank reconciliation balances to the general ledger.

      3. Vouched all reconciling items greater than $10,000 on the above-noted bank reconciliations to supporting documentation.

      4. Agreed the total of each trade accounts receivable sub-ledger as at [DATE] to the summary working capital statement. Trade accounts receivable sub-ledgers with balances greater than $100,000 were agreed to the general ledger.

      5. Selected a sample from trade accounts receivable sub-ledgers as at [DATE] for a total sample size of 20 customers, representing [$XXXX (X.X%)] of total trade accounts receivable. Requested accounts receivable confirmations for each sample selected directly with the respective customer. Confirmed a total of [XX] customers, representing [$XXXX (X.X%)] of total accounts receivable. For confirmation differences and non-responses, we agreed the amount to subsequent cash receipts or to invoices and shipping documentation.

      6. Obtained written representation from management of Cascadia with respect to the adequacy of the allowance for doubtful accounts for trade accounts receivable.

      7. Obtained the detailed GL listing for other accounts receivable as at [DATE]. For all GL account balances greater than $100,000, obtained reconciliations for these accounts. Agreed supporting documentation (i.e. invoices) to these reconciliations.

      8. Obtained the detailed GL listing for prepaid expenses as at [DATE]. For all GL account balances greater than $100,000 obtained reconciliations for these accounts. For items greater than $100,000 included in these reconciliations, agreed to supporting documentation (i.e. invoices).

      9. For all locations, agreed each of the log and lumber inventory count results for both volume and dollars, to sign-offs by the local unit managers and agreed each final, signed-off inventory listing to the GL as at [DATE].

      10.   Attended the lumber inventory counts at the following locations:

                  -     [locations to be specified]

            Test counted the lesser of 30 products or approximately 25% of the total dollar value of lumber inventory per location (50% count sheets to inventory and 50% inventory to count sheets).

      11. For each of the inventory counts attended by [AUDIT FIRM] as per procedure 10 above, obtained the inventory count sheets and agreed the total volume from the inventory count sheets to the detailed listing of lumber inventory as at the respective count dates. Obtained roll forward schedules for mills counted on dates prior to September 25 cut off and agreed volumes to the final inventory count, vouched production and shipments to supporting documentation and agreed final volumes to the final inventory listing and GL.

      12. For lumber inventories recorded by MBKK on [DATE], obtained a detailed listing of MBKK lumber inventory on hand and in transit at [DATE]. Selected a sample of three shipments representing a total of [XXX MFBM (XX%)] of total volume of MBKK inventory at [DATE] and [$XXX CDN (XX%)] of total dollar value of MBKK inventory at [DATE], to confirm directly with the third party shipping companies. Due to the shipping company only identifying Cascadia lumber rather than MBKK lumber, total Cascadia lumber on the ship was confirmed, which was inclusive of the sample of volume selected above.

      13. Obtained the last 3 shipping documents/bills of lading up to [DATE] and the first 3 after [DATE] for the following locations:

                  -     [locations to be determined]

            The shipments were agreed to the sales register for the appropriate period.

      14. For sales by MBKK, obtained the last 3 shipping documents/bills of lading up to [DATE] and the first 3 after [DATE]. The shipments were agreed to the sales register for the appropriate period.

      15. Obtained the detailed lumber inventory valuation working papers as at [DATE] for each of the following Business Unit's primary and re-manufacturing divisions:

                  -     Chemainus

                  -     Island Phoenix

                  -     Alberni Pacific

                  -     New Westminster

                  -     Somass

                  -     Custom Cut

                  -     Mainland Processing

                  -     Specialty Cedar Products

                  -     Specialty Marketing Group

                  -     South Island Marketing

            Agreed the lumber production (MFBM), log consumption (m3), conversion costs and log handling costs to the "D - statements" for all species for all primary mills and remanufacturing locations, as listed above, for the last four months. Recalculated the 4-month moving average cost factors per mfbm used to value the product in accordance with Cascadia's accounting policies.

      16. Selected a sample of 5 finished lumber products from each of the detailed lumber inventory valuation working papers as at [DATE], prepared by Cascadia's primary and re-manufacturing divisions, as listed in procedure 15 above. Obtained recent sales invoices subsequent to [DATE], for the sample of lumber products, however, if no sales of the product sampled had occurred subsequent to [DATE], obtained the most recent invoice prior to [DATE]. Compared the net realizable value per mfbm per the valuation workpapers to the sales price per the invoices. Where applicable, the noon day exchange rate per the Bank of Canada on the invoice date was used to convert the invoice price to $CDN.

      17. Selected a sample of 3 lumber products in process from the detailed lumber inventory valuation working papers as at [DATE], for the following 3 Business Unit's primary lumber mills, where the final stages of the manufacturing process are performed by third parties:

                  -     [locations to be determined]

            And one remanufacturing facility, being [XXXX].

            Agreed the costs to complete per mfbm for the products selected to the third party documentation.

      18. Agreed the total lumber inventory valuation as at [DATE] for each of the detailed lumber inventory valuation working papers prepared by Cascadia's primary and re-manufacturing divisions, as listed in procedure 15 above, to the general ledger. Recalculated market value per mfbm and ensured that lumber inventory valuation for each of Cascadia's primary and re-manufacturing divisions, as listed in procedure 15 above, was at the lower of cost and market value in accordance with Cascadia's accounting policies.

      19. Obtained written representation from management of Cascadia with respect to the valuation of finished lumber inventory and work in progress lumber inventory in accordance with Cascadia's accounting policies.

      20. Selected a sample of booms from a listing of total log inventory by boom prepared by Cascadia as at [DATE] for a total sample size of [XXX] booms, representing approximately 25% of total dollar value of log inventory. Of the booms selected, the existence of [XXX] booms in the sample was directly confirmed with third-party towing companies.

            For the log booms within the Alberni canal and at the logging operations, the boom creation date was agreed to the log tracking system to ensure that all booms were created before [DATE]. For the log booms at the mill locations, the boom creation date was agreed to the log tracking system to ensure that all booms were created before [DATE]. The boom volumes for log booms at the mill locations were also agreed to the production volumes once the booms were consumed at the mill locations using the mill consumption reports.

      21. Obtained the last 3 boom release reports up to [DATE] and the first 3 after [DATE] from Cascadia's Log Supply division. The boom movements were agreed to the sales register for the appropriate period.

      22. Attended Cascadia's Sarita log sort yard on [DATE] and at each yard obtained a copy of the load ticket for a sample of 5 truck loads, agreed the volume for 1 individual log from each of the 5 truck loads to the scale sheet for the respective load, and agreed the total scaled volume for each truck load per the scale ticket to the production report from the log inventory system and inclusion in log inventory at [DATE].

      23. Attended Cascadia's Sarita log sort yard on [DATE] and obtained the load ticket for the last truck load scaled into inventory prior to the cut-off and agreed the total scaled volume for this truck load per the scale ticket to the production report from the log inventory system and inclusion in log inventory at [DATE].

      24. For log inventory at [locations to be determined], observed the counting of log bundles at these locations. Due to safety restrictions, counting of log bundles in the water was not performed.
            Agreed the total number of bundles per the client count sheets to the log inventory listing.

      25. Obtained the 12-month moving average cost per m(3) and obtained the production and purchases summary used to calculate the 12-month moving average cost per m(3), for each of the following timberlands operations:

                  -     North Island

                  -     Port McNeil

                  -     West Island

                  -     Stillwater

                  -     Queen Charlotte Island

            Agreed the production and purchases summary amounts for six months to the monthly divisional operating statements. Recalculated the 12-month moving average cost factors per m(3) as at [DATE] used to value log inventory in accordance with Cascadia's accounting policies.

      26. Selected a sample of 5 logs by end-use sort (i.e. by species, by grade) from each of the detailed log inventory valuation working papers as at [DATE], prepared by each of Cascadia's timberlands divisions, as listed in procedure 25 above. Agreed the net realizable value per m(3) used to value log inventory to the Log Supply division's "B.C. Coastal Fiber Supply Market Prices" listing as of [DATE].

      27. Agreed the total log inventory dollar value for each of the detailed log inventory valuation working papers prepared by each of Cascadia's timberlands divisions as at [DATE] to the general ledger.

      28. Selected all items greater than $100,000 from a detailed list of logs in woods inventory prepared by Cascadia as at [DATE], and agreed the amounts to supporting documentation (i.e. inventory listings).

      29. Obtained written representation from management of Cascadia with respect to the valuation of log inventory, including logs in woods, in accordance with Cascadia's accounting policies.

      30. Test counted a total sample size of [XX] items [(XX%)] included in stores inventory at [locations]. For each item in the sample, agreed the total counted to total per the perpetual inventory system. Recalculated the valuation of each item at average cost at [DATE] in accordance with Cascadia's accounting policies.

      31. Counted [XX%] of the total dollar value of items included in materials and supplies at [location]. For each item in the sample, agreed the total counted to total per the perpetual inventory system.

      32. Agreed the total dollar value from detailed lists of each of stores inventory and materials and supplies inventory at all Cascadia locations as at [DATE] to the general ledger.

      33. Agreed the total of each trade accounts payable sub-ledger as at [DATE] to the general ledger.

      34. Obtained the detailed GL listing for unvouched accounts payable, deposits from outsiders and accounts payable miscellaneous as at [DATE]. For all GL account balances greater than $100,000 obtained detailed reconciliations for these accounts. For all balances individually greater than $100,000 included in these reconciliations, agreed to supporting documentation (ie. invoices or client prepared schedules).

      35. Obtained the detailed GL listing for accrued liabilities as at [DATE]. For all GL account balances greater than $100,000 obtained detailed reconciliations for these accounts. For all balances individually greater than $100,000 included in these reconciliations, agreed to supporting documentation (ie invoices or client prepared schedules).

      36. From a detailed list of all invoices (direct and non-direct) entered into each of the trade accounts payable sub-ledgers subsequent to [DATE] and up to [DATE] agreed all items greater than $100,000 to supporting documentation. For each item noted, agreed the amount as included in accounts payable or accrued liabilities for the appropriate period.

      37. From a list of cash disbursements made subsequent to [DATE] and up to [DATE] prepared by Cascadia, agreed all payments greater than $100,000 to invoices and agreed the amount as included in accounts payable or accrued liabilities for the appropriate period.

      38. Obtained stumpage reconciliations for each of Cascadia's Crown timberland divisions as at [DATE]. For each reconciliation selected a sample of 5 production figures by timbermark, by scaler, and by date and agreed the production volume to the log inventory scaling system and agreed the accrued stumpage rate to the British Columbia Ministry of Forests Stumpage Adjustment Notice by Timbermark.

      39. Obtained contractor payable reconciliations for all contractors with an outstanding balance greater than $100,000 from a listing of contractor payables for each of Cascadia's timberlands divisions as at [DATE]. For each contractor, agreed the volumes to the log inventory scaling system and agreed the rate per m(3) to the signed contract.

                                  Schedule 2.6

                                Other Adjustments

1. Expenditures made by the Company in respect of severance of MBKK employees (net of savings realized to the date of Closing) of approximately $310,000 shall constitute an increase in the Purchase Price.

2. Costs of $550,000 incurred by the Company for the start up of the Company's office.

3. Subject to Section 4.1 of this Agreement and after reasonable consultation with the Buyer, the following costs and expenditures made or incurred by the Company shall constitute an increase in the Purchase Price:

      (a) Costs incurred by the Company in obtaining and instituting any accounting and marketing information systems software;

      (b) Capital expenditures incurred by the Company pursuant to Section 4.1(d) of the Agreement during the Interim Period; and

      (d) Costs incurred by the Company in satisfying its obligations under any award or settlement of Legal Proceedings.

4.    The Purchase Price will be decreased by an amount equal to:

      (a) the proceeds of disposition received or receivable by the Company on account of the sale, transfer, or other disposition of the assets described on Schedule 3.1(k) and any other capital assets sold, transferred or disposed of during the Interim Period and not replaced; and

      (b) the proceeds received or receivable by the Company on account of the expropriation of any asset of the Company by any Governmental Authority in the Interim Period;

                                 Schedule 3.1(e)

                     Memorandum And Articles Of The Company

                                  SEE ATTACHED

(BRITISH COLUMBIA LOGO)   Ministry of Finance                  Number: BC0714374
                          Corporate and Personal
                          Property Registries

                                   CERTIFICATE
                                       OF
                                 CHANGE OF NAME

                            BUSINESS CORPORATIONS ACT

I HEREBY CERTIFY THAT WFP ACQUISITIONS LTD. CHANGED ITS NAME TO CASCADIA FOREST PRODUCTS LTD. ON MARCH 22, 2005, AT 02:10 PM PACIFIC TIME.

(STAMP)                       Issued under my hand at Victoria, British Columbia
                                               On March 22, 2005


                                        /s/ JOHN S. POWELL
                                        ----------------------------------------
                                        JOHN S. POWELL
                                        Registrar of Companies
                                        Province of British Columbia
                                        Canada

                  SPA - Schedule 3.1(e) - Memorandum And Articles Of The Company

(BRITISH COLUMBIA LOGO)   Ministry of Finance                  Number: BC0714374
                          Corporate and Personal
                          Property Registries

                                   CERTIFICATE
                                       OF
                                  INCORPORATION

                            BUSINESS CORPORATIONS ACT

I HEREBY CERTIFY THAT WFP ACQUISITIONS LTD. WAS INCORPORATED UNDER THE BUSINESS CORPORATIONS ACT ON JANUARY 21, 2005, AT 08:01 AM PACIFIC TIME.

(STAMP)                       Issued under my hand at Victoria, British Columbia
                                              On January 21, 2005


                                        /s/ JOHN S. POWELL
                                        ----------------------------------------
                                        JOHN S. POWELL
                                        Registrar of Companies
                                        Province of British Columbia
                                        Canada

(BRITISH COLUMBIA LOGO)   MINISTRY OF FINANCE      MAILING ADDRESS:            LOCATION:
                          Corporate and Personal   PO BOX 9431 Stn Prov Govt   2nd Floor - 940 Blanshard St
                          Property Registries      Victoria BC V8W 9V3         Victoria BC
                                                                               250 356-8626
                          www.corporateonline.gov.bc.ca

                                                     CERTIFIED COPY
                                        of a Document Filed With the Province of
                                         British Columbia Registrar of Companies


                                        /s/ J S POWELL
                                        ----------------------------------------
                                        J S POWELL
                                        MARCH 22, 2005

                               NOTICE OF ARTICLES

                            BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: March 22, 2005 02:10 PM Pacific Time

Incorporation Number: BC0714374

Recognition Date and Time: Incorporated on January 21, 2005 08:01 AM Pacific
                           Time

                               NOTICE OF ARTICLES

NAME OF COMPANY:

CASCADIA FOREST PRODUCTS LTD.

REGISTERED OFFICE INFORMATION

MAILING ADDRESS:                        DELIVERY ADDRESS:
2800 PARK PLACE                         2800 PARK PLACE
666 BURRARD STREET                      666 BURRARD STREET
VANCOUVER BC V6C 2Z7                    VANCOUVER BC V6C 2Z7

RECORDS OFFICE INFORMATION

MAILING ADDRESS:                        DELIVERY ADDRESS:
2800 PARK PLACE                         2800 PARK PLACE
666 BURRARD STREET                      666 BURRARD STREET
VANCOUVER BC V6C 2Z7                    VANCOUVER BC V6C 2Z7


                                                                    Page: 1 of 3

DIRECTOR INFORMATION

LAST NAME, FIRST NAME MIDDLE NAME:
CHU, LISA W.

MAILING ADDRESS:                        DELIVERY ADDRESS:
BCE PLACE, 181 BAY STREET               BCE PLACE, 181 BAY STREET
SUITE 300                               SUITE 300
TORONTO ON M5J 2T3                      TORONTO ON M5J 2T3

LAST NAME, FIRST NAME MIDDLE NAME:
DAVIS, BRYAN K.

MAILING ADDRESS:                        DELIVERY ADDRESS:
BCE PLACE, 181 BAY STREET               BCE PLACE, 181 BAY STREET
SUITE 300                               SUITE 300
TORONTO ON M5J 2T3                      TORONTO ON M5J 2T3

LAST NAME, FIRST NAME MIDDLE NAME:
KRESS, EDWARD C.

MAILING ADDRESS:                        DELIVERY ADDRESS:
BCE PLACE, 181 BAY STREET               BCE PLACE, 181 BAY STREET
SUITE 300                               SUITE 300
TORONTO ON M5J 2T3                      TORONTO ON M5J 2T3

LAST NAME, FIRST NAME MIDDLE NAME:
DEAN, ALAN V.

MAILING ADDRESS:                        DELIVERY ADDRESS:
BCE PLACE, 181 BAY STREET               BCE PLACE, 181 BAY STREET
SUITE 300                               SUITE 300
TORONTO ON M5J 2T3                      TORONTO ON M5J 2T3


                                                                    Page: 2 of 3

AUTHORIZED SHARE STRUCTURE

1. No Maximum   Common Shares      Without Par Value

                                   With Special Rights or Restrictions attached

2. No Maximum   Preferred Shares   With a Par Value of 1,000.00 Canadian
                                   Dollar(s) each

                                   With Special Rights or Restrictions attached


                                                                    Page: 3 of 3

(BRITISH COLUMBIA LOGO)   Ministry of Finance      Mailing Address:            Location:
                          Corporate and Personal   PO BOX 9431 Stn Prov Govt   2nd Floor - 940 Blanshard St
                          Property Registries      Victoria BC V8W 9V3         Victoria BC
                                                                               250 356-8626
                          www.corporateonline.gov.bc.ca

                              NOTICE OF ALTERATION

                                     Form 11
                            BUSINESS CORPORATIONS ACT
                                   SECTION 257

Filed Date and Time: MARCH 22, 2005 02:10 PM PACIFIC TIME

Alteration Date and Time: NOTICE OF ARTICLES ALTERED ON MARCH 22, 2005 02:10 PM
                          PACIFIC TIME

                              NOTICE OF ALTERATION

INCORPORATION NUMBER:                   NAME OF COMPANY:
BC0714374                               CASCADIA FOREST PRODUCTS LTD.

NAME RESERVATION NUMBER:                NAME RESERVED:
NR8706414                               CASCADIA FOREST PRODUCTS LTD.

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the registrar.

CHANGE OF NAME OF COMPANY

FROM:                                   TO:
WFP ACQUISITIONS LTD.                   CASCADIA FOREST PRODUCTS LTD.


                                                                    Page: 1 OF 1

(BRITISH COLUMBIA LOGO)   MINISTRY OF FINANCE            NOTICE OF ALTERATION
                          Corporate and Personal
                          Property Registries            FORM 11 - BC COMPANY
                          www.fin.gov.bc.ca/registries   Section 257 (4) Business Corporations Act

Telephone: 250 356-8626

FREEDOM OF INFORMATION AND PROTECTION OF PRIVACY ACT (FIPPA)

THE PERSONAL INFORMATION REQUESTED ON THIS FORM IS MADE AVAILABLE TO THE PUBLIC
UNDER THE AUTHORITY OF THE BUSINESS CORPORATIONS ACT. QUESTIONS ABOUT HOW THE
FIPPA APPLIES TO THIS PERSONAL INFORMATION CAN BE DIRECTED TO THE ADMINISTRATIVE
ASSISTANT OF THE CORPORATE AND PERSONAL PROPERTY REGISTRIES AT 250 356-1198, PO
BOX 9431 STN PROV GOVT, VICTORIA BC V8W 9V3.

DO NOT MAIL THIS FORM TO THE CORPORATE AND PERSONAL PROPERTY REGISTRIES UNLESS
YOU ARE INSTRUCTED TO DO SO BY REGISTRY STAFF. THE REGULATION UNDER THE BUSINESS
CORPORATIONS ACT REQUIRES THIS FORM TO BE FILED ON THE INTERNET AT
WWW.CORPORATEONLINE.GOV.BC.CA

A.   INCORPORATION NUMBER OF COMPANY

     0714374

B.   NAME OF COMPANY

     WFP ACQUISITIONS LTD.

C.   ALTERATIONS TO THE NOTICE OF ARTICLES

Please indicate what information on the Notice of Articles is to be altered or added

     [X] Company name                      [ ] Date of a Resolution or Court Order
                                              (APPLIES TO SPECIAL RIGHTS OR RESTRICTIONS ONLY)
     [ ] A translation of company name
                                           [ ] Authorized Share Structure
     [ ] Pre-existing Company Provisions

D.   ALTERATION EFFECTIVE DATE - Choose ONE of the following:

     [X] The alteration is to take effect at the time that this notice is filed with the registrar.

     [ ]  The alteration is to take effect at 12:01 a.m. Pacific Time on
          _________ being a date that is not more than ten days after the date of the filing of this notice.

     [ ]  The alteration is to take effect at ___________ [ ] a.m. or [ ] p.m.
          Pacific Time on _________ being a date and time that is not more than ten days after the date of the filing of this notice.

E.   CHANGE OF COMPANY NAME

     The company is to change its name from WFP Acquisitions Ltd.

     to (choose ONE of the following):

     [X] Cascadia Forest Products Ltd.. This name has been reserved for the company under name reservation number 8706414 or

     [ ] a name created by adding "B.C. Ltd." after the incorporation number of the company.

F.   TRANSLATION OF COMPANY NAME

     Set out every new translation of the company name, or set out any change or deletion of an existing translation of the company name to be used outside of Canada.

     ADDITIONS: Set out every new translation of the company name that the company intends to use outside of Canada.

Rev. 2004/7/27
FORM 11 - Leitch Systems Design Inc. - Approved September 3, 2004
Adapted and reprinted with permission of the Province of British Columbia -
(C) 2004

     CHANGES: Change the following translation(s) of the company name:

     PREVIOUS TRANSLATION OF                                  NEW TRANSLATION OF
     THE COMPANY NAME                                         THE COMPANY NAME

     DELETIONS: Remove the following translation(s) of the company name:

G. PRE-EXISTING COMPANY PROVISIONS (refer to Part 17 and Table 3 of the Regulation under the Business Corporations Act)

     Complete this item only if the company has resolved that none of the Pre-existing Company Provisions are to apply to this company.

     [ ] The company has resolved that the Pre-existing Company Provisions are no longer to apply to this company.

H.   AUTHORIZED SHARE STRUCTURE

     Set out the date of each resolution or court order altering special rights or restrictions attached to a class or series of shares.

          YYYY/MM/DD

     ______________________

SET OUT THE NEW AUTHORIZED SHARE STRUCTURE

                               Maximum number of
                            shares of this class or
                             series of shares that
                                 the company is                                                  Are there special rights
                            authorized to issue, or                                             or restrictions attached
                              indicate there is no             Kind of shares of this              to the shares of this
                                 maximum number              class or series of shares          class or series of shares?
                            -----------------------   ---------------------------------------   --------------------------
                                MAXIMUM NUMBER OF
Identifying name of class   SHARES AUTHORIZED OR NO   PAR VALUE OR WITHOUT
   or series of shares           MAXIMUM NUMBER             PAR VALUE        TYPE OF CURRENCY             YES/NO
-------------------------   -----------------------   --------------------   ----------------             ------


I, CERTIFIED CORRECT - I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING   SIGNATURE OF AUTHORIZED SIGNING   DATE SIGNED
AUTHORITY FOR THE COMPANY    AUTHORITY FOR THE COMPANY         YYY/MM/DD
--------------------------   -------------------------------   -----------


ALAN DEAN                    /s/ Alan Dean                     2005/03/21

Rev. 2004/7/27
FORM 11 -- Leitch Systems Design Inc. - Approved September 3, 2004
Adapted and reprinted with permission of the Province of British Columbia --(c) 2004

(BRITISH COLUMBIA LOGO)  MINISTRY OF FINANCE     MAILING ADDRESS:           LOCATION:
                         Corporate and Personal  PO BOX 9431 Stn Prov Govt  2nd Floor - 940 Blanshard St
                         Property Registries     Victoria BC V8W 9V3        Victoria BC
                                                                            250 356-8626
                         www.corporateonline.gov.bc.ca

                                                              CERTIFIED COPY
                                                        Of a Document filed with
                                                         the Province of British
                                                          Columbia Registrar of
                                                                Companies


                                                        /s/ J S Powell
                                                        ------------------------
                                                        J S Powell
                                                        January 21, 2005

                               NOTICE OF ARTICLES

                            BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: January 21, 2005 08:01 AM Pacific Time

Incorporation Number:  BC0714374

Recognition Date and Time: Incorporated on January 21, 2005 08:01
                           AM Pacific Time

                               NOTICE OF ARTICLES

NAME OF COMPANY:
WFP ACQUISITIONS LTD.

REGISTERED OFFICE INFORMATION

MAILING ADDRESS:                DELIVERY ADDRESS:
2800 PARK PLACE                 2800 PARK PLACE
666 BURRARD STREET              666 BURRARD STREET
VANCOUVER BC V6C 2Z7            VANCOUVER BC V6C 2Z7

RECORDS OFFICE INFORMATION
MAILING ADDRESS:                DELIVERY ADDRESS:
2800 PARK PLACE                 2800 PARK PLACE
666 BURRARD STREET              666 BURRARD STREET
VANCOUVER BC V6C 2Z7            VANCOUVER BC V6C 2Z7

DIRECTOR INFORMATION

LAST NAME, FIRST NAME MIDDLE NAME:
CHU, LISA W.

MAILING ADDRESS:                     DELIVERY ADDRESS:
BCE PLACE, 181 BAY STREET            BCE PLACE, 181 BAY STREET
SUITE 300                            SUITE 300
TORONTO ON M5J 2T3                   TORONTO ON M5J 2T3

LAST NAME, FIRST NAME MIDDLE NAME:
DAVIS, BRYAN K.

MAILING ADDRESS:                     DELIVERY ADDRESS:
BCE PLACE, 181 BAY STREET            BCE PLACE, 181 BAY STREET
SUITE 300                            SUITE 300
TORONTO ON M5J 2T3                   TORONTO ON M5J 2T3

LAST NAME, FIRST NAME MIDDLE NAME:
KRESS, EDWARD C.

MAILING ADDRESS:                     DELIVERY ADDRESS:
BCE PLACE, 181 BAY STREET            BCE PLACE, 181 BAY STREET
SUITE 300                            SUITE 300
TORONTO ON M5J 2T3                   TORONTO ON M5J 2T3

LAST NAME, FIRST NAME MIDDLE NAME:
DEAN, ALAN V.

MAILING ADDRESS:                     DELIVERY ADDRESS:
BCE PLACE, 181 BAY STREET            BCE PLACE, 181 BAY STREET
SUITE 300                            SUITE 300
TORONTO ON M5J 2T3                   TORONTO ON M5J 2T3


                                                                    Page: 2 of 3

AUTHORIZED SHARE STRUCTURE

1. No Maximum   Common Shares      Without Par Value

                                   With Special Rights or Restrictions attached

2. No Maximum   Preferred Shares   With a Par Value of 1,000.00 Canadian
                                   Dollar(s) each

                                   With Special Rights or Restrictions attached

(BRITISH COLUMBIA LOGO)   MINISTRY OF FINANCE             MAILING ADDRESS:             LOCATION:
                          Corporate and Personal          PO BOX 9431 Stn Prov Govt    2nd Floor - 940 Blanshard St
                          Property Registries             Victoria BC V8W 9V3          Victoria BC
                                                                                       250 356 - 8626
                          www.corporateonline.gov.bc.ca

                                                     CERTIFIED COPY
                                        of a Document filed with the Province of
                                         British Columbia Registrar of Companies


                                        /s/ J S Powell
                                        ----------------------------------------
                                        J S Powell
                                        January 21, 2005

                                  INCORPORATION
                                   APPLICATION
                                     FORM 1
                            BUSINESS CORPORATIONS ACT
                                   Section 10

FILING DETAILS:        Incorporation Application for:
                       WFP ACQUISITIONS LTD.

                       Incorporation Number: BC0714374

Filed Date and Time:   JANUARY 21, 2005 08:01 AM PACIFIC TIME

Recognition Date
and Time:              INCORPORATED ON JANUARY 21, 2005 08:01 AM PACIFIC TIME

                            INCORPORATION APPLICATION

NAME RESERVATION NUMBER:                NAME RESERVED:
NR6510549                               WFP ACQUISITIONS LTD.

INCORPORATION EFFECTIVE DATE:

The incorporation is to take effect at the time that this application is filed with the Registrar.

INCORPORATOR INFORMATION

CORPORATION OR FIRM NAME:               MAILING ADDRESS:
Davis Corporate Solutions Inc.          2800 PARK PLACE
                                        666 BURRARD STREET
                                        VANCOUVER BC V6C 2Z7


                                                                    Page: 1 of 4

COMPLETING PARTY

LAST NAME, FIRST NAME MIDDLE NAME:      MAILING ADDRESS:
Kilgour, Patty                          2800 PARK PLACE
                                        666 BURRARD STREET
                                        VANCOUVER BC V6C 2Z7

COMPLETING PARTY STATEMENT

I, Patty Kilgour, the completing party, have examined the articles and the incorporation agreement applicable to the company that is to be incorporated by the filing of the incorporation Application and confirm that:

     a) the Articles and the Incorporation Agreement both contain a signature line for each person identified as an incorporator in the Incorporation Application with the name of that person set out legibly under the signature lines,

     b) an original signature has been placed on each of those signature lines, and

     c) I have no reason to believe that the signature placed on a signature line is not the signature of the person whose name is set out under that signature line.

                               NOTICE OF ARTICLES

NAME OF COMPANY:
WFP ACQUISITIONS LTD.

REGISTERED OFFICE INFORMATION

MAILING ADDRESS:                        DELIVERY ADDRESS:
2800 PARK PLACE                         2800 PARK PLACE
666 BURRARD STREET                      666 BURRARD STREET
VANCOUVER BC V6C 2Z7                    VANCOUVER BC V6C 2Z7

RECORDS OFFICE INFORMATION

MAILING ADDRESS:                        DELIVERY ADDRESS:
2800 PARK PLACE                         2800 PARK PLACE
666 BURRARD STREET                      666 BURRARD STREET
VANCOUVER BC V6C 2Z7                    VANCOUVER BC V6C 2Z7


                                                                    Page: 2 of 4

DIRECTOR INFORMATION

LAST NAME, FIRST NAME MIDDLE NAME:
CHU, LISA W.

MAILING ADDRESS:                        DELIVERY ADDRESS:
BCE PLACE, 181 BAY STREET               BCE PLACE, 181 BAY STREET
SUITE 300                               SUITE 300
TORONTO ON M5J 2T3                      TORONTO ON M5J 2T3

LAST NAME, FIRST NAME MIDDLE NAME:
DAVIS, BRYAN K.

MAILING ADDRESS:                        DELIVERY ADDRESS:
BCE PLACE, 181 BAY STREET               BCE PLACE, 181 BAY STREET
SUITE 300                               SUITE 300
TORONTO ON M5J 2T3                      TORONTO ON M5J 2T3

LAST NAME, FIRST NAME MIDDLE NAME:
KRESS, EDWARD C.

MAILING ADDRESS:                        DELIVERY ADDRESS:
BCE PLACE, 181 BAY STREET               BCE PLACE, 181 BAY STREET
SUITE 300                               SUITE 300
TORONTO ON M5J 2T3                      TORONTO ON M5J 2T3

LAST NAME, FIRST NAME MIDDLE NAME:
DEAN, ALAN V.

MAILING ADDRESS:                        DELIVERY ADDRESS:
BCE PLACE, 181 BAY STREET               BCE PLACE, 181 BAY STREET
SUITE 300                               SUITE 300
TORONTO ON M5J 2T3                      TORONTO ON M5J 2T3


                                                                    Page: 3 of 4

AUTHORIZED SHARE STRUCTURE

1. No Maximum   Common Shares      Without Par Value

                                   With Special Rights or Restrictions attached

2. No Maximum   Preferred Shares   With a Par Value of 1,000.00 Canadian
                                   Dollar(s) each

                                   With Special Rights or Restrictions attached


                                                                    Page: 4 of 4

(BRITISH COLUMBIA LOGO)   Ministry of Finance                  INCORPORATION APPLICATION
                          Corporate and Personal
                          Property Registries                     FORM 1 - BC COMPANY
                          www.fin.gov.bc.ca/registries   Section 10 Business Corporations Act

Telephone: 250 356-8626

FREEDOM OF INFORMATION AND PROTECTION OF PRIVACY ACT (FIPPA)

The personal information requested on this form is made available to the public under the authority of the Business Corporations Act. Questions about how the FIPPA applies to this personal information can be directed to the Administrative
Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO
Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

DO NOT MAIL THIS FORM TO THE CORPORATE AND PERSONAL PROPERTY REGISTRIES UNLESS
YOU ARE INSTRUCTED TO DO SO BY REGISTRY STAFF. THE REGULATION UNDER THE BUSINESS
CORPORATIONS ACT REQUIRES THIS FORM TO BE FILED ON THE INTERNET AT
WWW.CORPORATEONLINE.GOV.BC.CA

A.   NAME OF COMPANY - Choose ONE of the following:

     [X] The name WFP ACQUISITIONS LTD. is the name reserved for the company to be incorporated. The name reservation number is 6510549 OR

     [ ]  The company is to be incorporated with a name created by adding
          "B.C. Ltd." after the incorporation number of the company.

B.   INCORPORATION EFFECTIVE DATE - Choose ONE of the following:

     [X] The incorporation is to take effect at the time that this application is filed with the registrar.

     [ ]  The incorporation is to take effect at 12:01 a.m. Pacific Time on
          _____________ being a date that is not more than ten days after the date of the filing of this application.

     [ ]  The incorporation is to take effect at __________ [ ] a.m. or [ ] p.m.
          Pacific Time on ___________ being a date and time that is not more than ten days after the date of the filing of this application.

C.   INCORPORATOR NAME(S) AND MAILING ADDRESS(ES)

     If an incorporator is a corporation or firm, enter the full name of the corporation or firm. Attach an additional sheet if more space is required.

                                       MAILING ADDRESS INCLUDING PROVINCE/STATE,
LAST NAME   FIRST NAME   MIDDLE NAME   COUNTRY AND POSTAL/ZIP CODE
------------------------------------   -----------------------------------------
Davis Corporate Solutions Inc.         2800 Park Place, 666 Burrard Street
                                       Vancouver, BC V6C 2Z7

D. COMPLETING PARTY - The completing party must be an individual, not a corporation or firm.

LAST NAME   FIRST NAME   MIDDLE NAME
------------------------------------
Kilgour, Patty

E.   MAILING ADDRESS OF COMPLETING PARTY INCLUDING PROVINCE/STATE, COUNTRY AND
     POSTAL/ZIP CODE

2800 - 666 Burrard Street, Vancouver, BC V6C 2Z7

Rev. 2004/8/3
FORM 1 -- Leitch Systems Design Inc. - Approved September 3, 2004
Adapted and reprinted with permission of the Province of British Columbia -- (C) 2004

F.   COMPLETING PARTY STATEMENT

FIRST NAME   MIDDLE NAME   LAST NAME
------------------------------------


I, Patty Kilgour,

the completing party, have examined the Articles and Incorporation Agreement applicable to the company that is to be incorporated by the filing of this Incorporation Application and confirm that:

     (a) the Articles and Incorporation Agreement both contain a signature line for each person identified as an incorporator in the Incorporation Application with the name of that person set out legibly under the signature line,

     (b) an original signature has been placed on each of those signature lines, and

     (c) I have no reason to believe that the signature placed on a signature line is not the signature of the person whose name is set out under that signature line.

                                                           DATE SIGNED
NAME OF COMPLETING PARTY   SIGNATURE OF COMPLETING PARTY    YYYY/MM/DD
------------------------   -----------------------------   -----------


Patty Kilgour              /s/ Patty Kilgour                2005/01/20

Rev. 2004/8/3
FORM 1 -- Leitch Systems Design Inc. - Approved September 3, 2004
Adapted and reprinted with permission of the Province of British Columbia - (C) 2004

                               NOTICE OF ARTICLES

A.   NAME OF COMPANY

     Set out the name of the company as set out in Item A of the Incorporation Application.

     WFP ACQUISITIONS LTD.

B.   TRANSLATION OF COMPANY NAME

     Set out every translation of the company name that the company intends to use outside of Canada

     n/a

C.   DIRECTOR NAME(S) AND ADDRESS(ES)

     Set out the full name, delivery address and mailing address (if different) of every director of the company. The director may select to provide either
     (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9:00 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual's residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

                                   DELIVERY ADDRESS INCLUDING    MAILING ADDRESS INCLUDING
                                   PROVINCE/STATE, COUNTRY AND   PROVINCE/STATE, COUNTRY AND
LAST NAME FIRST NAME MIDDLE NAME   POSTAL/ZIP CODE               POSTAL/ZIP CODE
--------------------------------   ---------------------------   ---------------------------
Kress, Edward C.                   BCE Place, 181 Bay Street     BCE Place, 181 Bay Street
                                   Suite 300                     Suite 300
                                   Toronto, ON M5J 2T3           Toronto, ON M5J 2T3

Davis, Bryan K.                    BCE Place, 181 Bay Street     BCE Place, 181 Bay Street
                                   Suite 300                     Suite 300
                                   Toronto, ON M5J 2T3           Toronto, ON M5J 2T3

Chu, Lisa W.                       BCE Place, 181 Bay Street     BCE Place, 181 Bay Street
                                   Suite 300                     Suite 300
                                   Toronto, ON M5J 2T3           Toronto, ON M5J 2T3

Dean, Alan V.                      BCE Place, 181 Bay Street     BCE Place, 181 Bay Street
                                   Suite 300                     Suite 300
                                   Toronto, ON M5J 2T3           Toronto, ON M5J 2T3

D.   REGISTERED OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S REGISTERED OFFICE (INCLUDING BC and POSTAL
CODE)

2800 Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7

MAILING ADDRESS OF THE COMPANY'S REGISTERED OFFICE (INCLUDING BC and POSTAL
CODE)

2800 Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7

E.   RECORDS OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S RECORDS OFFICE (INCLUDING BC and POSTAL CODE)

2800 Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7

MAILING ADDRESS OF THE COMPANY'S RECORDS OFFICE (INCLUDING BC and POSTAL CODE)

2800 Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7

Rev. 2004/8/3
FORM 1 -- Leitch Systems Design Inc. - Approved September 3, 2004
Adapted and reprinted with permission of the Province of British Columbia -
(c) 2004

F. AUTHORIZED SHARE STRUCTURE

                             Maximum number of shares
                             of this class or series
                                of shares that the
                             company is authorized to
                             issue, or indicate there
                               is no maximum number      Kind of shares of this class or series    Are there special rights
                            -------------------------                  of shares                   or restrictions attached
                             MAXIMUM NUMBER OF SHARES   ---------------------------------------      to the shares of this
Identifying name of class   AUTHORIZED OR "NO MAXIMUM   PAR VALUE OR WITHOUT                      class or series of shares?
or series of shares                  NUMBER"                 PAR VALUE         TYPE OF CURRENCY             YES/NO
-------------------------   -------------------------   --------------------   ----------------   --------------------------
Common                          no maximum number         without par value           n/a                     Yes
Preferred                       no maximum number             $1,000.00               CAD                     Yes

Rev. 2004/8/3
FORM 1 -- Leitch Systems Design Inc. - Approved September 3, 2004
Adapted and reprinted with permission of the Province of British Columbia - (c) 2004

                              WFP ACQUISITIONS LTD.

                                 (the "Company")

The Company has as its articles the following articles.

Full name and signature of each incorporator   Date of Signing
--------------------------------------------   ---------------
Davis Corporate Solutions Inc.


Per: /s/ Patty Kilgour                         January 20, 2005
     --------------------------------

                                                 Incorporation number: BC0714374

                              WFP ACQUISITIONS LTD.

                                 (the "Company")

                                    ARTICLES

ARTICLE 1 - INTERPRETATION................................................     2
ARTICLE 2 - SHARES AND SHARE CERTIFICATES.................................     2
ARTICLE 3 - ISSUE OF SHARES...............................................     4
ARTICLE 4 - SHARE REGISTERS...............................................     5
ARTICLE 5 - SHARE TRANSFERS...............................................     5
ARTICLE 6 - TRANSMISSION OF SHARES........................................     6
ARTICLE 7 - PURCHASE AND REDEMPTION OF SHARES.............................     7
ARTICLE 8 - BORROWING POWERS..............................................     7
ARTICLE 9 - ALTERATIONS...................................................     8
ARTICLE 10 - MEETINGS OF SHAREHOLDERS.....................................     9
ARTICLE 11 - PROCEEDINGS AT MEETINGS OF SHAREHOLDERS......................    11
ARTICLE 12 - VOTES OF SHAREHOLDERS........................................    15
ARTICLE 13 - DIRECTORS....................................................    19
ARTICLE 14 - ELECTION AND REMOVAL OF DIRECTORS............................    21
ARTICLE 15 - ALTERNATE DIRECTORS..........................................    23
ARTICLE 16 - POWERS AND DUTIES OF DIRECTORS...............................    24
ARTICLE 17 - DISCLOSURE OF INTEREST OF DIRECTORS AND OFFICERS.............    25
ARTICLE 18 - PROCEEDINGS OF DIRECTORS.....................................    26
ARTICLE 19 - EXECUTIVE AND OTHER COMMITTEES...............................    29
ARTICLE 20 - OFFICERS.....................................................    31
ARTICLE 21 - INDEMNIFICATION..............................................    31
ARTICLE 22 - DIVIDENDS AND RESERVES.......................................    33
ARTICLE 23 - DOCUMENTS, RECORDS AND REPORTS...............................    35
ARTICLE 24 - NOTICES......................................................    35
ARTICLE 25 - RECORD DATES.................................................    37
ARTICLE 26 - SEAL.........................................................    37
ARTICLE 27 - PROHIBITIONS.................................................    38
ARTICLE 28 - SPECIAL RIGHTS AND RESTRICTIONS..............................    39

                           ARTICLE 1 - INTERPRETATION

1.1  DEFINITIONS

In these Articles, unless the context otherwise requires:

"ACT" means the Business Corporations Act (British Columbia) from time to time in force and all regulations and amendments made pursuant to it;

"BOARD OF DIRECTORS", "DIRECTORS" and "BOARD" mean the directors or sole director of the Company for the time being;

"LEGAL PERSONAL REPRESENTATIVE" means the personal or other legal representative of the shareholder;

"REGISTERED ADDRESS" of a shareholder means the shareholder's address as recorded in the central securities register;

"REGISTERED ADDRESS" of a director means his or her address as recorded in the Company's register of directors;

"SEAL" means the seal of the Company, if any.

1.2  APPLICABLE DEFINITIONS AND RULES OF INTERPRETATION

The definitions in the Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Act will prevail in relation to the use of the terms in these Articles. If there is a conflict between these Articles and the Act, the Act will prevail.

                    ARTICLE 2 - SHARES AND SHARE CERTIFICATES

2.1  AUTHORIZED SHARE STRUCTURE

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2  FORM OF SHARE CERTIFICATE

Each share certificate issued by the Company must comply with, and be signed as required by, the Act.

2.3  SHAREHOLDER ENTITLED TO CERTIFICATE OR ACKNOWLEDGEMENT

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgement of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate or an acknowledgement to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4  DELIVERY BY MAIL

Any share certificate or non-transferable written acknowledgement of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail, or stolen or is otherwise undelivered.

2.5  REPLACEMENT OF WORN OUT OR DEFACED CERTIFICATE OR ACKNOWLEDGEMENT

If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgement on such other terms, if any, as they think fit, cancel the share certificate or acknowledgement and issue a replacement share certificate or acknowledgement, as the case may be.

2.6  REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATE OR ACKNOWLEDGEMENT

If a share certificate or a non-transferable written acknowledgement of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, if the directors receive:

     (a) proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed; and

     (b)  any indemnity the directors consider adequate.

2.7  SPLITTING SHARE CERTIFICATES

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the surrendered share certificate, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8  CERTIFICATE FEE

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any, determined by the directors, which must not exceed the amount prescribed under the Act.

2.9  RECOGNITION OF TRUSTS

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

                           ARTICLE 3 - ISSUE OF SHARES

3.1  DIRECTORS AUTHORIZED

Subject to the Act and the rights of the holders of issued shares of the Company, if any, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a par value share must be equal to or greater than the par value of the share and may include a premium.

3.2  COMMISSIONS AND DISCOUNTS

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3  BROKERAGE

The Company may pay such brokerage fee or other consideration as may be lawful in connection with the sale or placement of its securities.

3.4  CONDITIONS OF ISSUE

Except as provided for by the Act, no share may be issued until it is fully paid. A share is fully paid when:

     (a) consideration is provided to the Company for the issue of the share by one or more of the following:

          (i)  past services performed for the Company;

          (ii) property;

          (iii) money; and

     (b) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5  SHARE PURCHASE WARRANTS AND RIGHTS

Subject to the Act, the Company may issue share purchase warrants, options and rights (with or without other securities issued or created by the Company) upon such terms and conditions as the directors determine.

                           ARTICLE 4 - SHARE REGISTERS

4.1  CENTRAL SECURITIES REGISTER

The Company must keep or cause to be kept in British Columbia a central securities register in accordance with the Act. The directors may, subject to the Act, appoint an agent to maintain and keep the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as (a) transfer agent for any class or series of its shares, and (b) as registrar for any class or series of its shares. The directors may terminate the appointment of any agent at any time and may appoint another agent in its place.

4.2  CLOSING REGISTER

The Company must not at any time close its central securities register.

                           ARTICLE 5 - SHARE TRANSFERS

5.1  REGISTERING TRANSFERS

A transfer of a share of the Company must not be registered unless:

     (a) a duly signed instrument of transfer in respect of the share has been received by the Company or the Company's authorized agent;

     (b) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company;

     (c) if a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement has been surrendered to the Company; and

     (d) the Company, the transfer agent or registrar for the class or series of share to be transferred has received such other evidence, if any, that may prove the title of the transferor or the transferor's right to transfer the share and the right of the transferee to have the transfer registered.

5.2  FORM OF INSTRUMENT OF TRANSFER

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3  TRANSFEROR REMAINS SHAREHOLDER

Except to the extent that the Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4  SIGNING OF INSTRUMENT OF TRANSFER

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

     (a) in the name of the person named as transferee in that instrument of transfer; or

     (b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5  INQUIRY AS TO TITLE NOT REQUIRED

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered. No liability will arise relating to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.6  TRANSFER FEE

The directors may impose a transfer registration fee payable to the Company.

                       ARTICLE 6 - TRANSMISSION OF SHARES

6.1  LEGAL PERSONAL REPRESENTATIVE RECOGNIZED ON DEATH

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration, or such other evidence or documents as the directors consider appropriate.

6.2  RIGHTS OF LEGAL PERSONAL REPRESENTATIVE

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the directors under the Act have been deposited with the Company.

                  ARTICLE 7 - PURCHASE AND REDEMPTION OF SHARES

7.1  COMPANY AUTHORIZED TO PURCHASE SHARES

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Act, the Company may, by a directors' resolution, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2  PURCHASE WHEN INSOLVENT

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

     (a)  the Company is insolvent; or

     (b) making the payment or providing the consideration would render the Company insolvent.

7.3  SALE AND VOTING of PURCHASED SHARES

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

     (a)  is not entitled to vote the share at a meeting of its shareholders;

     (b)  must not pay a dividend in respect of the share; and

     (c)  must not make any other distribution in respect of the share.

7.4  REDEMPTION

If the Company proposes to redeem some but not all of the shares of any class, the directors may, subject to the special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed are to be selected.

              ARTICLE 8 - BORROWING POWERS

8.1  POWERS OF DIRECTORS

The Company, if authorized by the directors, may:

     (a) borrow money in the manner and amount on the security, from the sources and on the terms and conditions that it considers appropriate;

     (b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as it considers appropriate;

     (c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

     (d) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

                             ARTICLE 9 - ALTERATIONS

9.1  ALTERATION OF AUTHORIZED SHARE STRUCTURE

Subject to Article 9.2 and the Act, the Company may, by special resolution:

     (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

     (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

     (c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

     (d) if the Company is authorized to issue shares of a class of shares with par value:

          (i)  decrease the par value of those shares; or

          (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

     (e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

     (f)  alter the identifying name of any class or series of its shares; or

     (g) otherwise alter its shares or authorized share structure when required or permitted to do so by the Act.

9.2  SPECIAL RIGHTS AND RESTRICTIONS

Subject to the Act, the Company may by special resolution:

     (a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

     (b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3  CHANGE of NAME

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.4  OTHER ALTERATIONS

If the Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may resolve to alter these Articles by a special resolution.

                      ARTICLE 10 - MEETINGS OF SHAREHOLDERS

10.1 ANNUAL GENERAL MEETINGS

Unless an annual general meeting is deferred or waived in accordance with the Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 ANNUAL GENERAL MEETING BY CONSENT RESOLUTIONS

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date selected in the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article select, as the Company's annual reference date, a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 CALLING OF MEETINGS OF SHAREHOLDERS

The directors may, whenever they think fit, call a meeting of shareholders.

10.4 NOTICE OF MEETINGS OF SHAREHOLDERS

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting and to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

     (a)  if and for so long as the Company is a public company, 21 days;

     (b)  otherwise, 10 days.

10.5 RECORD DATE FOR NOTICE

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders, and the record date must not precede the date on which the meeting is to be held by more than two months (or four months if the meeting is requisitioned), or by fewer than:

     (a)  if and for so long as the Company is a public company, 21 days;

     (b)  otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6 RECORD DATE FOR VOTING

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 FAILURE TO GIVE NOTICE AND WAIVER OF NOTICE

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8 NOTICE OF SPECIAL BUSINESS AT MEETINGS OF SHAREHOLDERS

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

     (a)  state the general nature of the special business; and

     (b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

          (i) at the Company's records office, or at such other reasonably accessible location in British Columbia or by electronic access as is specified in the notice; and

          (ii) during statutory business hours on any one or more specified days before the day set for holding the meeting.

10.9 SHAREHOLDER MEETINGS OUTSIDE BRITISH COLUMBIA

The directors may determine the location of any general meetings to be held outside British Columbia.

10.10 NOTICE OF DISSENT RIGHTS

The minimum number of days, before the date of a meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered, by which a copy of the proposed resolution and a notice of the meeting specifying the date of the meeting and advising of the right to send a notice of dissent is to be sent pursuant to the Act to all shareholders of the Company, whether or not their shares carry the right to vote, is:

     (a)  if and for so long as the Company is a public company, 21 days;

     (b)  otherwise, 10 days.

              ARTICLE 11 - PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 SPECIAL BUSINESS

At a meeting of shareholders, the following business is special business:

     (a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

     (b) at an annual general meeting, all business is special business except for the following:

          (i)  business relating to the conduct of or voting at the meeting;

          (ii) consideration of any financial statements of the Company presented to the meeting;

          (iii) consideration of any reports of the directors or auditor;

          (iv) the setting or changing of the number of directors;

          (v)  the election or appointment of directors;

          (vi) the appointment of an auditor;

          (vii) the setting of the remuneration of an auditor;

          (viii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

          (ix) any other business which, under these Articles or the Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 SPECIAL MAJORITY

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 QUORUM

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4 ONE SHAREHOLDER MAY CONSTITUTE QUORUM

If there is only one shareholder entitled to vote at a meeting of shareholders:

     (a) the quorum is one person who is, or who represents by proxy, that shareholder, and

     (b) that shareholder, present in person or by proxy, may constitute the meeting.

11.5 REQUIREMENT OF QUORUM

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6 LACK OF QUORUM

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

     (a) in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved, and

     (b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7 LACK OF QUORUM AT SUCCEEDING MEETING

If, at the meeting to which the meeting referred to in Article 11.6(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.8 OTHER PERSONS MAY ATTEND

The directors, the president or other officers, if any, any lawyer or auditor for the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.9 CHAIR

The following individual is entitled to preside as chair at a meeting of shareholders:

     (a)  the chair of the board, if any; or

     (b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any; or

     (c) if the chair of the board and the president are unwilling, unable or unavailable to act as chair of the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10 ADJOURNMENTS

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11 NOTICE OF ADJOURNED MEETING

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12 DECISIONS BY SHOW OF HANDS OR POLL

Subject to the provisions of the Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.13 DECLARATION OF RESULT

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. Unless a poll is directed or demanded, a declaration of the chair that a resolution is carried by the necessary majority or is defeated is conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14 MOTION NEED NOT BE SECONDED

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15 CASTING VOTE

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16 MANNER OF TAKING POLL

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

     (a)  the poll must be taken:

          (i) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

          (ii) in the manner, at the time and at the place that the chair of the meeting directs;

     (b) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

     (c) the demand for the poll may be withdrawn by the person who demanded it.

11.17 DEMAND FOR POLL ON ADJOURNMENT

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18 CHAIR MUST RESOLVE DISPUTE

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19 SHAREHOLDER VOTING MULTIPLE SHARES

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20 DEMAND FOR POLL

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21 DEMAND FOR POLL NOT TO PREVENT CONTINUANCE OF MEETING

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for a transaction of any business other than the question on which a poll has been demanded.

11.22 RETENTION OF BALLOTS AND PROXIES

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

                       ARTICLE 12 - VOTES OF SHAREHOLDERS

12.1 NUMBER OF VOTES BY SHAREHOLDER OR BY SHARES

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

     (a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter, has one vote; and

     (b) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 VOTES OF THE PERSONS IN REPRESENTATIVE CAPACITY

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a personal or other legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 VOTES BY JOINT HOLDERS

If there are joint shareholders registered in respect of any share:

     (a) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

     (b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 LEGAL PERSONAL REPRESENTATIVES AS JOINT SHAREHOLDERS

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5 REPRESENTATIVE OF A CORPORATE SHAREHOLDER

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

     (a)  for that purpose, the instrument appointing a representative must:

          (i) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

          (ii) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

     (b)  if a representative is appointed under this Article:

          (i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

          (ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 PROXY PROVISIONS DO NOT APPLY TO ALL COMPANIES

If and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to
12.15 apply only insofar as they are not inconsistent with any applicable legislation or securities legislation, rules, regulations, policy statements, blanket orders or other administrative rulings applicable to the Company.

12.7 APPOINTMENT OF PROXY HOLDERS

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 ALTERNATE PROXY HOLDERS

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 WHEN PROXY HOLDER NEED NOT BE SHAREHOLDER

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

     (a) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

     (b) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

     (c) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 DEPOSIT OF PROXY

A proxy for a meeting of shareholders must:

     (a) be received at the registered office of the Company or at any other place specified in the notice calling the meeting, for the receipt of proxy, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

     (b) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 VALIDITY OF PROXY VOTE

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

     (a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

     (b)  by the chair of the meeting, before the vote is taken.

12.12 FORM OF PROXY

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

                                [name of company]
                                 (the "Company")

     The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

     Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): ___________________

                                        Signed [month, day year]


                                        ----------------------------------------
                                        [Signature of shareholder]

                                        ----------------------------------------
                                        [Name of shareholder -- printed]

12.13 REVOCATION OF PROXY

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

     (a) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

     (b)  provided, at the meeting, to the chair of the meeting.

12.14 REVOCATION OF PROXIES MUST BE SIGNED

An instrument referred to in Article 12.13 must be signed as follows:

     (a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her personal or other legal representative or trustee in bankruptcy;

     (b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 PRODUCTION OF EVIDENCE OF AUTHORITY TO VOTE

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

                             ARTICLE 13 - DIRECTORS

13.1 DIRECTORS; NUMBER OF DIRECTORS

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Act. The number of directors, excluding additional directors appointed under
Article 14.7, is:

     (a) subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company's first directors;

     (b) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given) of the shareholders; or

     (c)  the number of directors set under Article 14.4.

If the Company is a public company, the number of directors must not be less than three.

13.2 CHANGE IN NUMBER OF DIRECTORS

If the number of directors is set under Article 13.1(b):

     (a) the shareholders may elect the directors needed to fill any vacancies in the board of directors that result from that change; and

     (b) if the shareholders do not elect the directors needed to fill any vacancies in the board of directors that result from that change, the directors may appoint additional directors to fill those vacancies.

13.3 DIRECTORS' ACTS VALID DESPITE VACANCY

An act or proceeding of the directors is not invalid merely because fewer than the number of directors required by Article 13.1 are in office.

13.4 QUALIFICATIONS OF DIRECTORS

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Act to become, to act or continue to act as a director.

13.5 REMUNERATION AND EXPENSES OF DIRECTORS

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration, fixed by the directors, or, at the opinion of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive. Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

                 ARTICLE 14 - ELECTION AND REMOVAL OF DIRECTORS

14.1 ELECTION AT ANNUAL GENERAL MEETING

At every annual general meeting or in the unanimous resolution contemplated by
Article 10.2:

     (a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

     (b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a) above, but are eligible for re-election or re-appointment.

14.2 CONSENT TO BE A DIRECTOR

No election, appointment or designation of an individual as a director is valid unless:

     (a) that individual consents to be a director in the manner provided for in the Act;

     (b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

     (c) with respect to first directors, the designation is otherwise valid under the Act.

14.3 FAILURE TO ELECT OR APPOINT DIRECTORS

If the Company fails to hold an annual general meeting in accordance with the Act, or if the Company fails, at an annual general meeting or in a unanimous resolution contemplated by Article 10.2, to elect or appoint any directors, each director then in office continues to hold office until the earlier of:

     (a)  the date on which his or her successor is elected or appointed; and

     (b) the date on which he or she otherwise ceases to hold office under the Act or these Articles.

14.4 PLACES OF RETIRING DIRECTORS NOT FILLED

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set, pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 VACANCIES ON BOARD

Any casual vacancy occurring in the board of directors may be filled by the directors or director. If the Company has no directors or fewer directors in office than the number set by these Articles as the necessary quorum for the directors the shareholders may by ordinary resolution appoint or elect directors to fill the vacancies of the board.

14.6 REMAINING DIRECTORS' POWER TO ACT

The remaining directors may act notwithstanding any vacancy in the board, but if and so long as the number is reduced below the number fixed pursuant to these Articles as the necessary quorum of directors, the remaining directors may act for the purpose of increasing the number of directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

14.7 ADDITIONAL DIRECTORS

Notwithstanding Articles 13.1 and 13.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article must not at any time exceed:

     (a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

     (b) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article.

Any director so appointed ceases to hold office immediately before the election or appointment of directors under Article 14.1(a), but is eligible for election at the meeting or appointment by unanimous resolution contemplated under Article 14.1(a). If the appointment or election of such directors is made as an additional director, the number of directors is deemed increased accordingly.

14.8 CEASING TO BE A DIRECTOR

A director will cease to be a director when:

     (a)  the term of office of the director expires;

     (b) the director dies, or resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

     (c)  the director is removed from office pursuant to Article 14.9.

14.9 REMOVAL OF DIRECTOR

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event the shareholders may appoint another individual as director by ordinary resolution to fill the resulting vacancy. If the shareholders do not appoint a director to fill the vacancy thereby created at the meeting at which, or in the consent resolution by which, the director was removed, then either the directors or the shareholders by ordinary resolution may appoint an additional director to fill that vacancy. The directors may remove any director before the expiration of his or her period of office if the director is convicted of an indictable offence or otherwise ceases to qualify as a director and the directors may appoint another person in his or her stead.

                        ARTICLE 15 - ALTERNATE DIRECTORS

15.1 APPOINTMENT OF ALTERNATE DIRECTORS

Any director (an "appointor") may by notice in writing received by the Company appoint any person (or "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointing director is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to the appointor within a reasonable time after the delivery of the notice of appointment received by the Company.

15.2 NOTICE OF MEETINGS

Every alternate director is entitled to notice of meetings of directors or committees of the directors, of which his or her appointor is a member and to attend and vote as a director at a meeting at which his or her appointor is not personally present.

15.3 ALTERNATE FOR MORE THAN ONE DIRECTOR ATTENDING MEETING

A person may be appointed as an alternate director by more than one director, and an alternate director:

     (a) will be counted in determining the quorum for a meeting of directors once for each appointor and, in the case of an appointor who is also a director, once more in that capacity;

     (b) has a separate vote at a meeting of directors for each appointor and, in the case of an appointor who is also a director, an additional vote in that capacity;

     (c) will be counted in determining the quorum for a meeting of a committee of directors once for each appointor who is a member of that committee and, in the case of an appointor who is also a member of that committee as a director, once more in that capacity;

     (d) has a separate vote at a meeting of a committee of directors for each appointor who is a member of that committee and, in the case of an appointor who is also a member of that committee as a director, an additional vote in that capacity.

15.4 CONSENT RESOLUTIONS

Every alternate director, if authorized by the instrument appointing him or her, may sign in place of the director who appointed him or her any resolutions submitted to the directors to be consented to in writing.

15.5 ALTERNATE DIRECTOR NOT AN AGENT

Every alternate director is deemed not to be the agent of a director appointing him or her.

15.6 REVOCATION OF APPOINTMENT OF ALTERNATE DIRECTOR

A director may at any time by notice in writing to the Company, revoke the appointment of an alternate appointed by him or her.

15.7 CEASING TO BE AN ALTERNATE DIRECTOR

The appointment of an alternate director ceases when:

     (a) his or her appointor ceases to be a director (and is not promptly re-elected or re-appointed);

     (b) the alternate director dies, or resigns as an alternate director by notice in writing provided to the Company;

     (c)  the alternate director ceases to be qualified to act as a director; or

     (d) his or her appointor revokes the appointment of the alternate director.

15.8 REMUNERATION AND EXPENSES OF ALTERNATE DIRECTOR

An alternate director may be reimbursed by the Company such expenses as might properly be repaid to him or her if he or she were a director and he or she is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

                   ARTICLE 16 - POWERS AND DUTIES OF DIRECTORS

16.1 POWERS OF MANAGEMENT

The directors must, subject to the Act and these Articles, manage, or supervise the management of, the affairs and business of the Company and will have the authority to exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2 APPOINTMENT OF ATTORNEY OF COMPANY

The directors may from time to time, by power of attorney or other instrument under the seal, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the powers of the directors relating to the constitution of the board of directors and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors think fit, and any such appointment may be made in favour of any corporation, firm or person or body of persons, and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

          ARTICLE 17 - DISCLOSURE OF INTEREST OF DIRECTORS AND OFFICERS

17.1 OBLIGATION TO ACCOUNT FOR PROFITS

A director or senior officer who holds a disclosable interest (as that term is used in the Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act.

17.2 RESTRICTIONS ON VOTING BY REASON OF INTEREST

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 INTERESTED DIRECTOR COUNTED IN QUORUM

A director who has a disclosable interest in a contract or transaction and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 DISCLOSURE OF CONFLICT OF INTEREST OR PROPERTY

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

17.5 DIRECTOR HOLDING OTHER OFFICE IN THE COMPANY

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 NO DISQUALIFICATION

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7 PROFESSIONAL SERVICES BY DIRECTOR OR OFFICER

Subject to the Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 DIRECTOR OR OFFICER IN OTHER CORPORATIONS

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

                      ARTICLE 18 - PROCEEDINGS OF DIRECTORS

18.1 MEETINGS OF DIRECTORS

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, as the board may by resolution from time to time determine.

18.2 VOTING AT MEETINGS

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 CHAIR OF MEETING

Meetings of directors may be chaired by:

     (a)  the chair of the board, if any;

     (b) in the absence of the chair of the board, the president, if any, if the president is a director; or

     (c)  any other director chosen by the directors if:

          (i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

          (ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

          (iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 MEETINGS BY TELEPHONE OR OTHER COMMUNICATIONS MEDIUM

A director may participate in a meeting of the board of directors or of any committee of the directors by means of conference telephones or other communications facilities by means of which all directors participating in the meeting can communicate with each other and provided that all such directors agree to such participation. A director participating in a meeting in accordance with this Article will be deemed to be present at the meeting and to have so agreed and will be counted in the quorum therefor and be entitled to speak and vote and otherwise participate in the meeting in accordance with the Act. A director who participates in a meeting in a manner contemplated by this Article is deemed for all purposes of the Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 CALLING AND NOTICE OF MEETINGS

A director may, and the secretary or assistant secretary, if any, on request of a director must, call a meeting of the directors at any time.

18.6 NOTICE OF MEETINGS

Other than for meetings held at regular intervals as determined by the board pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and hour of that meeting must be given to each of the directors and if a director so requires in writing, the alternate director appointed by that director:

     (a) by mail addressed to the director's address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose;

     (b) by leaving it at the director's prescribed address or at any other address provided to the Company by the director for this purpose;

     (c)  orally or by telephone, or by delivery of written notice; or

     (d) if agreed by the intended recipient, by e-mail, fax or any other method of legibly transmitting messages agreed to by the intended recipient.

18.7 WHEN NOTICE NOT REQUIRED

It is not necessary to give notice of a meeting of the directors to a director if:

     (a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

     (b)  the director has waived notice of the meeting.

18.8 MEETING VALID DESPITE FAILURE TO GIVE NOTICE

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

18.9 WAIVER OF NOTICE OF MEETING

Any director or alternate director of the Company may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until such waiver is withdrawn, no notice need be given to such director and, unless the director otherwise requires in writing to the Company, to his or her alternate director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director. Attendance of a director or alternate director at a meeting of the directors is a waiver of entitlement to notice of the meeting, unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.10 QUORUM

The quorum necessary for the transaction of the business of the directors is two directors or, if the number of directors is one, is one director, and that director may constitute a meeting.

18.11 VALIDITY OF ACTS WHERE APPOINTMENT DEFECTIVE

Subject to the provisions of the Act, all acts done by any director or officer will, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such director or officer, or that they or any of them were disqualified, be as valid as if each such person had been duly elected or appointed and was qualified to be a director or officer.

18.12 CONSENT RESOLUTIONS IN WRITING

A resolution of the directors or of any committee of the directors may be passed without a meeting:

     (a) in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

     (b) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Article may be by signed document, fax, email or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

                   ARTICLE 19 - EXECUTIVE AND OTHER COMMITTEES

19.1 APPOINTMENT AND POWERS OF EXECUTIVE COMMITTEE

The directors may by resolution appoint an executive committee (the "Committee") to consist of such director or directors as they think appropriate. Such Committee will have, and may exercise during the intervals between the meetings of the board of directors, all powers of the directors except the power to:

     (a)  fill vacancies in the board;

     (b)  remove a director;

     (c)  change membership of any committees of directors; and

     (d)  such other powers, as may be set out in any directors' resolution.

19.2 APPOINTMENT AND POWERS OF OTHER COMMITTEES

The directors may, by resolution:

     (a) appoint one or more committees consisting of the director or directors that they consider appropriate;

     (b) delegate to a committee appointed under paragraph (a) any of the directors' powers, except:

          (i)  the power to fill vacancies of the board;

          (ii) the power to change the membership of, or fill vacancies in, any committee of the board; and

          (iii) the power to appoint or remove officers appointed by the board; and

     (c) make any delegation referred to in paragraph (b) above subject to the conditions set out in the resolution.

19.3 OBLIGATIONS OF COMMITTEES

Any committee formed under Article 19.1, in the exercise of the powers delegated to it, must:

     (a) conform to any rules that may from time to time be imposed on it by the directors; and

     (b) report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done or at such time as the directors may require.

19.4 POWER OF BOARD

The board may, at any time:

     (a) revoke or alter the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation, alteration or overriding;

     (b) terminate the appointment of, or change the membership of, a committee; and

     (c)  fill vacancies in a committee.

19.5 COMMITTEE MEETINGS

Subject to Article 19.2:

     (a) the members of a directors' committee may meet and adjourn as they think proper;

     (b) a directors' committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

     (c) a majority of the members of a directors' committee constitutes a quorum of the committee; and

     (d) questions arising at any meeting of a directors' committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

                              ARTICLE 20 - OFFICERS

20.1 DIRECTORS MAY APPOINT OFFICERS

The directors may, from time to time, appoint such officers, if any, as the directors will determine and the directors may, at any time, terminate any such appointment.

20.2 FUNCTIONS, DUTIES AND POWERS OF OFFICERS

The board may, for each officer:

     (a)  determine the functions and duties the officer is to perform;

     (b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors determine; and

     (c) from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 QUALIFICATIONS

No officer will be appointed unless that officer is qualified in accordance with the provisions of the Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director will be a director. The other officers need not be directors.

20.4 REMUNERATION

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits, pensions, gratuity, or otherwise) that the board thinks fit and are subject to termination at the discretion of the board.

                          ARTICLE 21 - INDEMNIFICATION

21.1 DEFINITIONS

In this Article:

     (a) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

     (b) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a person to be indemnified under this Article (an "eligible party") or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director, officer, employee or agent of the company or an associated corporation:

          (i)  is or may be joined as a party; or

          (ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

     (c) "expenses" includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding.

21.2 PARTY TO LEGAL PROCEEDINGS

Subject to the provisions of the Act, the directors will cause the Company to indemnify a director or former director of the Company and the directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal or other legal representatives of any such person against all eligible penalties and expenses in respect of an eligible proceeding actually and reasonably incurred by him, her or them. Each director will be deemed to have contracted with the Company on the terms of the indemnity contained in this Article.

21.3 OFFICERS AND EMPLOYEES

Subject to the provisions of the Act, the directors will cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding that he or she is also a director) and his or her heirs and personal or other legal representatives against all eligible penalties and expenses in respect of an eligible proceeding actually and reasonably incurred by him, her or them. Each officer, employee or agent of the Company will be deemed to have contracted with the Company on the terms of the indemnity contained in this Article.

21.4 NON-COMPLIANCE WITH THE ACT

The failure of a director or officer of the Company to comply with the provisions of the Act or of the Notice of Articles or these Articles will not invalidate any indemnity to which he or she is entitled under this Article 21.

21.5 COMPANY MAY PURCHASE INSURANCE

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

     (a) is or was a director, alternate director, officer, employee or agent of the Company;

     (b) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

     (c) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

     (d) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

21.6 INDEMNIFICATION OF DIRECTORS

The directors must cause the Company to indemnify its directors and former directors and their respective heirs and personal or other legal personal representatives to the greatest extent permitted by the Act.

21.7 DEEMED CONTRACT

Each person specified in Article 21.1 is deemed to have contracted with the Company on the terms of the indemnity referred to in that Article.

                       ARTICLE 22 - DIVIDENDS AND RESERVES

22.1 DECLARATION OF DIVIDENDS

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable.

22.2 NO NOTICE REQUIRED

The directors need not give notice to any shareholder of any declaration under
Article 22.1.

22.3 MANNER OF PAYING DIVIDEND

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they think expedient, and, in particular, may set the value for distribution of specific assets.

22.4 BASIS AND PAYMENT

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends:

     (a) any dividend declared on shares of any class or series by the directors may be made payable on such date as is fixed by the directors; and

     (b) all dividends on shares of any class or series will be declared and be paid according to the number of such shares held.

22.5 RESERVES

The directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves which may, at the discretion of the directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which such funds of the Company may be properly applied, and pending such application such funds may, in the discretion of the directors, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit.

22.6 RECEIPT BY JOINT SHAREHOLDERS

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other monies payable in respect of the share.

22.7 DIVIDEND BEARS NO INTEREST

No dividend will bear interest against the Company.

22.8 FRACTIONAL DIVIDENDS

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.9 PAYMENT OF DIVIDENDS

Any dividend, bonuses or other distribution payable in cash in respect of shares may be paid by cheque sent through the post directed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of that one of the joint shareholders who is first named on the central securities register, or to such person and to such address as the shareholder or joint shareholders may direct in writing. Every such cheque must be made payable to the order of the person to whom it is sent. The mailing of such cheque will, to the extent of the sum represented thereby (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend, unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.10 CAPITALIZATION OF RETAINED EARNINGS OR SURPLUS

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing part or all of such retained earnings or surplus.

                   ARTICLE 23 - DOCUMENTS, RECORDS AND REPORTS

23.1 KEEPING DOCUMENTS, MINUTES, ETC.

The Company must keep at its records office, or at such other place as the Act may permit, the documents, copies, registers, minutes and other records which the Company is required by the Act to keep at such places. The shareholders, by ordinary resolution, may set restricted hours for access to records in the records office in accordance with the Act.

23.2 KEEPING BOOKS OF ACCOUNT

The Company must keep or cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company and in compliance with the provisions of the Act.

23.3 INSPECTION OF ACCOUNTING RECORDS

Unless the directors determine otherwise, or unless otherwise determined by an ordinary resolution, no shareholder of the Company is entitled to inspect the accounting records of the Company.

                              ARTICLE 24 - NOTICES

24.1 METHOD OF GIVING NOTICE

Unless the Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

     (a) mail addressed to the person at the applicable address for that person as follows:

          (i) for a record mailed to a shareholder, the shareholder's registered address;

          (ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

          (iii) in any other case the mailing address of the intended recipient;

     (b) delivery at the applicable address for that person as follows, addressed to the person:

          (i) for a record delivered to a shareholder, the shareholder's registered address;

          (ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

          (iii) in any other case, the delivery address of the intended recipient;

     (c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

     (d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

     (e)  physical delivery to the intended recipient.

24.2 DEEMED RECEIPT OF MAILING

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 CERTIFICATE OF SENDING

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4 NOTICE TO JOINT SHAREHOLDERS

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 NOTICE TO LEGAL REPRESENTATIVES AND TRUSTEES

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

     (a)  mailing the record, addressed to them:

          (i) by name, by the title of the legal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

          (ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

     (b) if an address referred to in paragraph 24.1(a)(ii) above has been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

                            ARTICLE 25 - RECORD DATES

25.1 FIXING RECORD DATE

The directors may fix in advance a date, which must not be more than the maximum number of days permitted by the Act, preceding the date of any meeting of shareholders or any class or series thereof or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of shareholders, as the record date for the determination of the shareholders entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only shareholders of record on the date so fixed are deemed to be shareholders for the purposes aforesaid.

25.2 IF NO RECORD DATE FIXED

If no record date is fixed for the determination of shareholders, the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, is the record date for such determination.

                                ARTICLE 26 - SEAL

26.1 CUSTODY AND USE OF SEAL

The directors may provide a seal for the Company and, if they do so, will provide for its safe custody and it will not be impressed on any instrument except when such impression is attested by the signature or signatures of:

     (a)  any two directors;

     (b)  any officer together with any director;

     (c)  if the Company has one director, that director; or

     (d) such one or more directors or officers or persons as may be prescribed from time to time by resolution of the directors.

For the purpose of certifying under seal true copies of any resolution or other document, the seal may be impressed on such copy attested by the signature of any one director or officer.

26.2 MECHANICAL REPRODUCTION OF SEAL

The directors may authorize the seal to be affixed by third parties to bonds, debentures, share certificates or other securities of the Company as they may determine appropriate from time to time.

                            ARTICLE 27 - PROHIBITIONS

27.1 DEFINITIONS

In this Article:

     (a)  "designated security" means:

          (i)  a voting security of the Company;

          (ii) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

          (iii) a security of the Company convertible, directly or indirectly, into a security described in paragraph (i) above or (ii) above;

     (b) "security" has the meaning assigned in the Securities Act (British Columbia);

     (c)  "voting security" means a security of the Company that:

          (i)  is not a debt security, and

          (ii) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

27.2 TRANSFER OF DESIGNATED SECURITIES

No designated security of the Company may be transferred without the previous consent of the directors expressed by a resolution of the board of directors and the directors are not required to give reasons for refusing to consent to such proposed transfer. The foregoing provision does not apply unless the Company is not a public company or is not a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its articles or to which the Statutory Reporting Company Provisions apply.

                  ARTICLE 28 - SPECIAL RIGHTS AND RESTRICTIONS

28.1 COMMON SHARES

     (a) The holders of the Common shares will be exclusively possessed of the right to receive notice of and to attend and vote at all meetings of the shareholders of the Company, and each Common share will confer upon the holder thereof the right to one vote in person or by proxy at all meetings of shareholders of the Company.

     (b) In each year, at the discretion of the directors, dividends may be declared and paid on the Common shares out of all profits or surplus available for dividends, provided however, that such dividends will not be either declared or paid on such shares if the value of the net assets of the Company after payment of any such dividend would be less than the aggregate Redemption Amount of all Preferred shares then outstanding.

     (c) In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common shares will, after the holders of the Preferred shares will have received the Redemption Amount in respect of such shares, together with the amount of any dividends thereon declared and unpaid, be solely entitled to participate in the distribution of the remainder of the property and assets of the Company.

28.2 PREFERRED SHARES

     (a) The holders of the Preferred shares will not be entitled to vote at any meeting of the shareholders of the Company other than with respect to a resolution to wind up the Company, and will not be entitled to receive notice of or attend any meetings of the shareholders of the Company.

     (b) The holders of the Preferred shares will be entitled to receive such annual non- cumulative dividends as may be declared by the directors in their sole discretion.

     (c) Dividends may be declared by the directors on the Preferred shares of the Company without being declared on the shares of any other class, and dividends may be declared by the directors on shares of any other class without being declared on the Preferred shares.

     (d) The Redemption Amount of each Preferred share will be the par value thereof.

     (e) At any time the Company, upon giving notice as hereinafter provided, may redeem any or all of such Preferred shares on payment of the Redemption Amount. Not less than five days' notice in writing of such redemption will be given by the Company to the holder of the shares to be redeemed. Such notice will be delivered by hand to the address of each shareholder as recorded in the central securities register of the Company. Such notice will specify the date and place or places of redemption and the number of Preferred shares to be redeemed.

          If notice of any such redemption is given by the Company in the manner aforesaid, the holder of the Preferred shares to be redeemed will surrender their certificates for such shares, endorsed by the holder, to the Company on the date and at the place(s) specified in the notice. The holders of the shares to be redeemed may waive any notice required to be given under this paragraph and such waiver, whether given before or after the redemption, will cure any default in respect of such notice.

     (f) On or after but not earlier than the day that is eight months and two days from the issuance of any Preferred shares, any holder of Preferred shares, upon giving notice as hereinafter provided, may require the Company to redeem that number of such Preferred shares registered in the name of the said holder which are specified in such notice and the Company will redeem such share(s) by paying to such holder for each such Preferred share to be redeemed the Redemption Amount. Not less than five days' notice in writing of such required redemption will be given to the Company by the holder seeking to have the Preferred shares redeemed. Such notice will be given in writing delivered by hand to the registered office of the Company. Such notice will specify the number of Preferred shares to be redeemed and will be accompanied by all share certificates representing the Preferred shares to be redeemed, endorsed by the holder and surrendered for cancellation. The Company may waive any notice required to be given under this paragraph and such waiver, whether given before or after the redemption, will cure any default in respect of such notice.

     (g) The Redemption Amount for any shares to be redeemed pursuant to paragraph (e) or (f) may be paid by the Company, in its discretion, by any of:

          (i) delivery to the holder of the Preferred shares to be redeemed (or such other person as such holder may direct by irrevocable written direction to the Company) of a promissory note of the Company in the amount of the Redemption Amount, payable to such holder on demand;

          (ii) delivery and surrender to the holder of the Preferred shares to be redeemed (or such other person as such holder may direct by irrevocable written direction to the Company) of a promissory note or notes evidencing obligation(s) of the holder in the amount of the Redemption Amount, accompanied by a form of assignment or evidence or direction as to cancellation of such promissory note(s);

          (iii) delivery to the holder of the Preferred shares to be redeemed (or such other person as such holder may direct by irrevocable written direction to the Company) of a promissory note of the Company in the amount of the Redemption Amount, payable on demand to any person directed by such holder by irrevocable written direction to the Company; or

          (iv) delivery to the holder of the Preferred shares to be redeemed (or such other person as such holder may direct by irrevocable written direction to the Company) of a cheque drawn on a Canadian chartered bank payable to such holder or other person in the amount of the Redemption Amount and upon payment of the Redemption Amount as aforesaid, such Preferred shares will thereby be redeemed.

     (h) In the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Preferred shares will be entitled to receive, before any distribution of any part of the assets of the Company among the holders of any other shares, the Redemption Amount in respect of such shares, together with the amount of any dividends thereon declared and unpaid, and will not be entitled to share or participate in any further distribution of the property or assets of the Company.

     (i) In this Article, the terms "holder" and "shareholder" mean the registered holder of Preferred shares as recorded in the central securities register of the Company.

                                 Schedule 3.1(k)

                                Changes To Assets

1. Wagner Stacker (L48) sold for $250,000

                                 Schedule 3.1(l)

                             Changes To Liabilities

1. Amounts owing by the Company to the Seller from time to time all of which will have been repaid in full prior to the Time of Closing

2. Contract dated March 24, 2005 between the Company, Island Timberlands and [redacted] in respect of the provision of employee payroll services, including gross to net calculations, direct deposit to employee banks, payroll cheque generation as required, provision of T4's and records of employment.

3. Contract effective May 30, 2005 between the Company and [redacted] in respect of the provision by [redacted] of business long distance, data lines, managed LAN services, hardware service support agreements, and the provision by [redacted] of support for the Company's local and wide area network including lines and devices, Information Technology Infrastructure Support Services, help desk and desktop support services.

4. The following contracts, agreements, instruments, and guarantees related to the CIT Loan:

     Letter of Intent dated June 22, 2005;
     Letter Agreement dated June 29, 2005;
     Credit Agreement dated June 29, 2005;
     Blocked Accounts Agreement dated June 30, 2005;
     Post-Closing matters Undertaking dated June 30, 2005;
     Intercreditor Agreement dated June 29, 2005;
     Security Agreement dated June 29, 2005;
     Guarantee by Mid-Island Reman Inc. and MBKK dated June 29, 2005; Securities Pledge Agreement dated June 29, 2005

5. Lease Agreements in respect of the following significant machinery and equipment (included for complete disclosure notwithstanding that they would likely be characterized as having been entered into in the ordinary course of business):

     2006 T800 Kenworth Truck and Peerless Quad Trailer -
     Wagner L120D with attachments and accessories -
     Kobelco SK370 Dynamic Acera Hydraulic Log Loader/Hoechucker configuration

     Kobelco SK370 Dynamic Acera Hydraulic Log Loader/Hoechucker configuration

                                 Schedule 3.1(m)

                                Aboriginal Claims

1. Proceedings commenced by the Hupacasath First Nation in British Columbia Supreme Court Action No. L043095 challenging the removal of private lands from TFL 44 and related matters as referenced in materials filed by the Hupacasath First Nation

2. Proceedings commenced by the Tseshaht First Nation in British Columbia Supreme Court Action No. L050310 challenging the removal of private lands from TFL 44 and related matters as referenced in materials filed by the Tseshaht First Nation

3. Claims disclosed in the Writ of Summons with endorsement filed on October 1, 2003 by the Sliammon First Nation in British Columbia Supreme Court Action No. 034023 against the Province of British Columbia and Weyerhaeuser

4. Claims and related matters disclosed in the Letter, Media Advisory, and Press Release dated June 30, 2005 from the Huu Ay Aht First Nation asserting aboriginal rights, interests, and title to areas within TFL 44

5. Claims and related matters referenced in the decision of Madam Justice Dillon in Huu Ay Aht First Nation v. Minister of Forests in British Columbia Supreme Court Action No. S.C.B.C. Action No. L042292.

6. Proceedings commenced and claims made by the Haida Nation as follows:

     - Minister of Forests (British Columbia) and Weyerhaeuser regarding the replacement of TFL 39

     - The Province of British Columbia and the Government of Canada regarding aboriginal title to all of the land and resources on the Queen Charlotte Islands.

     - ongoing negotiations regarding limiting harvest levels on TFL 39 on the Queen Charlotte Islands.

     - matters related to the above proceedings and claims asserted by the Haida First nation in other forums

                                 Schedule 3.1(n)

                                Legal Proceedings

1. each of the claims or potential claims identified in Schedule 3.1(m)

2. each of the grievances identified in Schedule 3.1(p)

3. each of the claims or potential claims identified in Schedule 3.1(r), except those identified in item #5 of Schedule 3.1(r)

4. dispute with US Customs and the US Department of Commerce in respect of the payment of duty deposits based on the application by US Customs of anti-dumping duty of 11.54% relative to wood produced by Weyerhaeuser prior to the Weyerhaeuser Transaction Closing Date and shipped by the Company.

5. Claims or Legal Proceedings that may arise from or in respect of the Forestry Revitalization Proposal made by the Company under the Forestry Revitalization Act on October 11, 2005.

The parties acknowledge that disclosure of certain Legal Proceedings in this
Schedule is made for completeness and without regard to whether such Legal Proceedings will result in a Materially Adverse change in the business, operations, prospects, results of operations or condition (financial or otherwise) of the Company or might have a Materially Adverse affect on the ability of the Seller to enter into this Agreement or to consummate the transaction contemplated by this Agreement. The Buyer acknowledges that the inclusion of such Legal Proceedings without regard to materiality will not affect or determine the meaning of the term "Materially Adverse" or have any bearing thereon.

                                 Schedule 3.1(o)

                               Material Contracts

with respect to Section 3.1(o)(i):

1. The contracts and agreements referenced in Schedule 3.1(l)

2. The Collateral Agreements

                                 Schedule 3.1(p)

                              Collective Agreements

with respect to Section 3.1(p)(i):

1. negotiations with respect to the renewal of the existing collective agreement for Mid-Island Reman with respect to Section 3.1(p)(ii):

1. Grievance in respect of preferential hiring at the Chemainus Mill instituted by Mr. Gates. Arbitration hearing scheduled for November 28, 2005

2. Arbitration Ruling of Mr. [redacted] dated October 24, 2005 in respect of a tech change issue at Port McNeill. The final remedy is to be determined following negotiation with the applicable Union.

3. Arbitration Ruling of [redacted] dated August 15, 2005 in respect of alternate shift arrangements at the North Island operation. A similar shift arrangement exists at the Port McNeill operation. It is intended that the Munro Ruling will be applied to both operations, The final quantum is to be determined.

                                 Schedule 3.1(q)

                                   Forestlands

with respect to Sections 3.1(q)(i), (ii), and (iii):

1. REDACTED FOR FILING PURPOSES

2. REDACTED FOR FILING PURPOSES

3. any levies, fees, rentals, charges, dues, stumpage, royalties, charges, assessments, and other costs or payments which are unpaid because the Company is disputing such payment in good faith.

with respect to Section 3.1(q)(v):

1. Forestry Revitalization Proposal dated October 11, 2005 delivered to each contractor with a replaceable contract

                                 Schedule 3.1(r)

                                Indemnity Claims

The following claims or potential claims to the extent they are not addressed as a working capital adjustment or other adjustment under the Weyerhaeuser Asset Purchase Agreement:

1. The following claims identified in the letter of Davis & Company LLP [redacted] to Weyerhaeuser [redacted] dated October 25, 2005:

     (a)  REDACTED FOR FILING PURPOSES

2. REDACTED FOR FILING PURPOSES

3. Criminal investigation into an industrial accident resulting in the death of [redacted].

4. Claims related to MBKK as disclosed in Schedule 3.1(x)

5. Any additional claims that may arise from the Legal Proceedings referenced in
Schedule 1.1(k)(viii) of the Weyerhaeuser Asset Purchase Agreement

                                 Schedule 3.1(s)

                             Outstanding Adjustments

1. all adjustments contemplated by the Weyerhaeuser Asset Purchase Agreement remain outstanding

                                 Schedule 3.1(v)

                            Material Adverse Changes

1. the imposition on the Company of an anti-dumping rate of 11.54% in respect of exports to the United States in July 2005

                                 Schedule 3.1(w)

                                   Environment

The following spills in which PEP has been notified and no Environmental Notices have been received:

PORT MCNEILL TIMBERLANDS: AUGUST 2005

10 litres of anti-freeze from Grader M615 over an estimated 1/2 km of gravel road. The discharge was stopped, pads applied, and some material removed at one small area of concentration.

NORTH ISLAND TIMBERLANDS: AUGUST 2005

The L294 log loader was working in Op. K02514, N1151 when the grapple control cartridge blew, releasing approximately 200 litres of hydraulic oil onto the road and ground. The slick size was approximately 6ft x 160ft and was cleaned up to the extent possible. No water was affected.

STILLWATER TIMBERLANDS: JULY, 2005

A Powell Daniels EX270 Hoe was parked on a barge in Block Bay of Powell Lake and was leaking diesel overnight onto the barge deck then into the lake. The estimated volume was 90 litres and the affected surface area was 40m. x 75m. Upon initial discovery of the incident an absorbent and stick boom were positioned to contain the spill.

ALBERNI PACIFIC DIVISION: AUGUST 2005

Broken log quad hydraulic hose. Approximately 630 litres of hydraulic oil spilled and was contained in the conveyor. Investigation and recommendations completed.

NORTH ISLAND TIMBERLANDS: OCTOBER 2005

Two spills arising from a blown seal on a Y248 grapple yarder. Approximately 260 litres of hydraulic oil spilled.

                                 Schedule 3.1(x)

                                     Waiver

REDACTED FOR FILING PURPOSES

                                  Schedule 4.8

                           Pre-Closing Asset Transfers

The transfer of the following interests or tenures from Island to the Company:

1. Skidegate: interim licence in respect of Lot 3037 Queen Charlotte District and any application for the renewal of the lease for this facility (or the lease itself if issued before Closing)

2. Port McNeill: Foreshore Lease in respect of District Lot 2339, Rupert
District

3. Silverside: Special Use Permit No S23568, Waste Management Permit Nos. P068603 (H4668) and P068602 (H4667), and Foreshore Licences in respect of Lots 981 and 2131

4. Snug Basin: Waste Management Permit P053003 (H4669), Foreshore Licence in respect of Lot 514, Clayoquot District, and the applicable NWPA Approval (H2193)

5. The Foreshore Lease for the Ferguson Bay log sort if it is not issued in the name of the Company upon renewal.

The transfer of the following interests or tenures from the Company to Island:

1. Foreshore Lease H-1769 and the applicable NWPA Approval (H1086) in the North Fraser River fronting portions of Lot 5981 Group 1 NWD (lease No 6-18)

2. Subdivision of consolidated Foreshore Lease H-3999 (being a consolidated lease of various areas within Alberni Inlet) in order for the Company to transfer to Island areas 252-G, 294-G, 277-G, 289-G, 260-G, 104-G, 103-G and
102-G

3. Crown Grant Application at Menzies Bay subject to any subdivision as contemplated by Section 4.5(c) of the Agreement

4. Highway Crossing Permit (H2674) at Port McNeil (Section 12, Township 2, Rupert District)

5. NWPA Approval (H2272) in respect of area 260-G

6. Foreshore Licence (H1763) in respect of area 277-G

                                 Schedule 7.1(k)

                      Amended And Restated Master Agreement

                                  SEE ATTACHED

                      AMENDED AND RESTATED MASTER AGREEMENT

THIS AGREEMENT is made as of the _____ day of ________, 2005

BETWEEN:

                     ISLAND TIMBERLANDS LIMITED PARTNERSHIP

                                                                      ("Island")

AND:

                          CASCADIA FOREST PRODUCTS LTD.

                                                                    ("Cascadia")

BACKGROUND:

A. Pursuant to the terms of the Asset Purchase Agreement, Weyerhaeuser agreed to sell, and Coastal agreed to purchase, Weyerhaeuser's B.C. Coastal Group assets ("Purchased Business").

B. Pursuant to the Private Lands Assignment Agreement dated May 26, 2005, Coastal assigned to Island the right under the Asset Purchase Agreement to acquire the private timberlands, the facilities located on private lands, and other rights and assets appurtenant to the forestry operations related to the Private Timberlands (the "Private Timberlands Business").

C. Pursuant to the Crown Lands Assignment Agreement dated May 26, 2005, Coastal assigned to Cascadia the right under the Asset Purchase Agreement to acquire the remaining business assets being primarily the Timber Tenures, the sawmill facilities, other facilities located on Crown lands, and other rights and assets appurtenant to the forestry operations related to the Timber Tenures (the "Crown Business").

D. On May 30, 2005, Island acquired from Weyerhaeuser the Private Timberlands Business and Cascadia acquired from Weyerhaeuser the Crown Business in accordance with the terms of the Asset Purchase Agreement, as assigned. E. In order to facilitate the obligations of the parties to supply chips and logs to others, the parties entered into a Log Supply Agreement dated May 30, 2005 by which the parties agreed to supply logs to each other.

F. In order to ensure access by Island to the lands and facilities forming the Private Timberlands Business and access by Cascadia to the lands and facilities forming the Crown Business, the parties entered into a Reciprocal Road Use Agreement ("Reciprocal Road Use Agreement") dated May 30, 2005.

G. In order to ensure that, to the extent practicable, each of the Crown Business and Private Timberlands Business could continue to operate as they were operated by Weyerhaeuser, the parties concurrently entered into the agreements set out in Schedule A of this Agreement.

H. In order to establish a framework and principles for a cooperative and productive working arrangement between the parties for the realization of synergies that were derived from the operation of the Purchased Business prior to separation, the parties entered into a Master Agreement dated May 30, 2005 (the "Original Master Agreement").

I. The parties wish to amend and restate the Original Master Agreement as set out in this Agreement.

IN CONSIDERATION OF the covenants and agreements in this Agreement, the parties agree as follows:

                      PART 1 - CONTENT AND INTERPRETATION

1.1 DEFINITIONS. Terms defined in the Asset Purchase Agreement and used in this Agreement will have the meaning given to them in the Asset Purchase Agreement, unless otherwise defined herein. In this Agreement, the following terms will have the following meanings:

     (a) "AGREEMENT" means this agreement, including the recitals and schedules hereto, as amended, supplemented or restated from time to time;

     (b) "ASSET PURCHASE AGREEMENT" means the Asset Purchase Agreement between Weyerhaeuser as seller and Coastal as buyer of the Purchased Business described in Recital A, as amended on May 30, 2005;

     (c) "BUSINESS DAY" means a day other than a Saturday, Sunday or statutory holiday in British Columbia;

     (d) "CASCADIA'S ADDITIONAL TIMBER" means timber owned by Cascadia which has not been harvested from timber tenures held by Cascadia;

     (e) "CASCADIA'S OWN PRODUCTION" means timber owned by Cascadia from time to time, including timber harvested from timber tenures held by Cascadia and Cascadia's Additional Timber;

     (f) "CHEMAINUS DRYLAND SORT PARCEL" means the lands located in Chemainus legally described as: PID: 023-853-671 Lot 1 Section 15 Range 5 and Sections 14 AND 15 Range 6 Chemainus District and District Lots 153 and 273 Cowichan District Plan VIP65381;

     (g)  "CHEMAINUS HBU LANDS" has the meaning set out in Section 2.2;

     (h) "CHEMAINUS LUMBER YARDS FACILITY" means the lumber yards facility comprising the premises and easement area identified in the Chemainus Lumber Yards Lease located on the Chemainus Dryland Sort Parcel;

     (i)  "CHEMAINUS LUMBER YARDS LEASE" has the meaning set out in Schedule A;

     (j)  "CHEMAINUS RFO" has the meaning set out in Schedule A;

     (k) "CHEMAINUS SAWMILL PARCEL" means the lands located in Chemainus legally described as: PID: 012-855-201 Lot 1, Sections 16 and 17, Ranges 5 and 6, District Lots 83G and 84G, Chemainus District and District Lots 116, 117, and 152, Cowichan District, Plan 47795, Except that part lying west of Croft Street as said Croft Street as shown on Plan 47795;

     (l) "CHINA CREEK FACILITY" means the dryland sort and log dump facility located at the convergence of China Creek and Alberni Inlet and on portions of the parcels legally described as: PID: 008-668-361 District Lot 153, Alberni District, Except Part in Plan 18547, PID:
          008-558-221 District Lot 299, Alberni District, and PID: 008-697-027 Block 1326 Alberni District;

     (m)  "CHINA CREEK RFO" has the meaning set out in Schedule A;

     (n)  "COASTAL" means Coastal Acquisition Ltd.;

     (o)  "COMMERCIALLY REASONABLE RATES" has the meaning set out in Section
          17.1;

     (p) "CONFIDENTIAL INFORMATION" means any confidential information of either party pertaining to the Purchased Business and includes the terms of this Agreement;

     (q)  "CRITICAL ACCESS LOCATIONS" means those lands identified in Schedule
          M;

     (r)  "CROWN BUSINESS" has the meaning set out in Recital C;

     (s) "ENCUMBRANCE" has the meaning given to it in the Asset Purchase Agreement;

     (t) "ENVIRONMENTAL CONDITION" has the meaning given to it in the Asset Purchase Agreement;

     (u)  "EVENT OF DEFAULT" has the meaning set out in Section 18.3;

     (v) "FEASIBLE" means technically feasible and prudent having regard to the costs and liabilities that may be incurred or invoked as a result of the action being considered;

     (w) "ISLAND'S ADDITIONAL TIMBER" means timber owned by Island which has not been harvested from lands owned by Island;

     (x) "ISLAND'S OWN PRODUCTION" means timber owned by Island from time to time, including timber harvested from lands owned by Island and Island's Additional Timber;

     (y) "MENZIES BAY DRYLAND SORT/SHOP FACILITY" means the dryland sort and log dump facility together with the shop comprising the premises and easement area identified in the Menzies Bay Dryland Sort/Shop Facility Lease located on the Menzies Bay Parcel;

     (z) "MENZIES BAY DRYLAND SORT/SHOP FACILITY LEASE" has the meaning set out in Schedule A;

     (aa) "MENZIES BAY OFFICE/MINI-DRYLAND SORT FACILITY" means the mini-dryland sort and log dump facility together with the office comprising the premises and easement area identified in the Menzies Bay Office/Mini-Dryland Sort Facility Lease located on the Menzies Bay Parcel;

     (bb) "MENZIES BAY OFFICE/MINI-DRYLAND SORT FACILITY LEASE" has the meaning set out in Schedule A;

     (cc) "MENZIES BAY PARCEL" means the lands located in Menzies Bay legally described as PID: 000-913-880 District Lot 1 Sayward District Except
          Part in Plans 1572RW, VIP69429, and VIP74730;

     (dd) "NANAIMO RIVER ESTUARY FORESHORE LEASE" means the Lease dated November 1, 2004 between the Nanaimo Port Authority and Weyerhaeuser (and now assigned to Cascadia) in respect of all that part of the bed of Nanaimo River Estuary fronting Section 1, Nanaimo District & Nanaimo Town Indian Reserve No. 1, and referred to as Plan 304A;

     (ee) "ORIGINAL MASTER AGREEMENT" has the meaning set out in Recital H;

     (ff) "PERMITTED ENCUMBRANCES" has the meaning given to that phrase in the Asset Purchase Agreement together with any Encumbrances arising from any subdivision contemplated by this Agreement;

     (gg) "PERSON" means any natural person, sole proprietorship, partnership, corporation, trust, joint venture, any governmental authority or any incorporated or unincorporated entity or association of any nature;

     (hh) "PORT MCNEILL DRYLAND SORT FACILITY" means the dryland sort facility comprising the premises and easement area identified in the Port McNeill Dryland Sort Facility Lease located on the Port McNeill Dryland Sort Parcel;

     (ii) "PORT MCNEILL DRYLAND SORT FACILITY LEASE" has the meaning set out in Schedule A;

     (jj) "PORT MCNEILL DRYLAND SORT PARCEL" means the lands located in Port McNeill legally described as PID: 009-431-993 That Part of the North 1/2 of Section 11 Township 2 Rupert District Lying to the east of Plan 356RW;

     (kk) "PORT MCNEILL LOG DUMP FACILITY" means the log dump facility comprising the premises and easement area identified in the Port McNeill Log Dump Facility Lease located on the Port McNeill Log Dump Parcel;

     (ll) "PORT MCNEILL LOG DUMP FACILITY LEASE" has the meaning set out in Schedule A;

     (mm) "PORT MCNEILL LOG DUMP PARCEL" means the lands located in Port McNeill legally described as PID: 026-101-009 Lot A Section 25 and District Lot 2338 Rupert District Plan VIP77906;

     (nn) "PRIVATE TIMBERLANDS" means all the fee simple land acquired by Island under the Asset Purchase Agreement, and any related roads, infrastructure, Real Property Interests, Leased Real Property, Personal Property Leases and Licence Agreements;

     (oo) "PRIVATE TIMBERLANDS BUSINESS" has the meaning set out in Recital B;

     (pp) "PURCHASED BUSINESS" has the meaning set out in Recital A;

     (qq) "REASONABLE COMMERCIAL TERMS AND CONDITIONS" has the meaning set out in Section 17.1;

     (rr) "RECIPROCAL ROAD USE AGREEMENT" has the meaning set out in Recital F;

     (ss) "SARITA FACILITY" means the dryland sort and log dump facility located in the vicinity of the convergence of the Sarita River and Alberni Inlet on the lands legally described as: PID 007-729-596 The Fractional East 1/2 of Section 12, Twp. 2, Except that part in Plan 11164 and PID 007-729-723 The East Part of the Fractional South West 1/4 of Section 12, Twp 2, Barclay District;

     (tt) "SAYWARD FACILITY" means the dryland sort and log dump facility located at Sayward on lands legally described as: PID 024-383-694 Lot A District Lots 304, 305, 405, 1428 and 1670 Sayward District Plan VIP68524;

     (uu) "SKIDEGATE FACILITY" means the leased dryland sort and log dump facility located south of Queen Charlotte City on crown lands described as Lot 3037 Queen Charlotte District;

     (vv) "SNUG BASIN FACILITY" means the dryland sort and log dump facility located on the Snug Basin Parcel;

     (ww) "SNUG BASIN PARCEL" means the lands located in Uchucklesit Inlet legally described as: PID: 009-449-337 Lot 1248 Clayoquot District except Parcel A (DD32666I);

     (xx) "SPROAT LAKE FACILITY" means the dryland sort and log dump facility located in Alberni Inlet and in the vicinity of Sproat Lake on lands legally described as: PID: 008-568-707 Block 678 Alberni District and
          PID: 025-030-400 Lot 6 of District Lots 2A and 6 Alberni District Plan VIP72153;

     (yy) "STILLWATER DRYLAND SORT PARCEL" means the lands located in Stillwater Bay legally described as PID: 023-114-827 Parcel D District Lots 1631 and 7702 Group 1 New Westminster District Plan LMP23245;

     (zz) "STILLWATER FACILITY" means the dryland sort and log dump facility comprising the premises and easement area identified in the Stillwater Facility Lease located on the Stillwater Dryland Sort Parcel;

     (aaa) "STILLWATER FACILITY LEASE" has the meaning set out in Schedule A;

     (bbb) "SUSPENDED" means with respect to any facility or lands either:

          (i) the fee simple owner (or the tenure holder as applicable) of the land or the facility has given not less than 30 days prior notice to the party entitled to services at that land or facility that the land or the facility will be unavailable for use or operation for the applicable purposes; or

          (ii) the fee simple owner (or the tenure holder as applicable) of the land or facility has not used the land or operated the facility for the applicable purposes for a consecutive period in excess of 30 days;

     (ccc) "TIMBER TENURES" means the rights being acquired by Cascadia, pursuant to the Asset Purchase Agreement, to harvest timber from certain lands owned by the Province of British Columbia, all as described in the Asset Purchase Agreement;

     (ddd) "WEYERHAEUSER" means Weyerhaeuser Company Limited.

1.2 GENDER AND NUMBER. In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing genders include all genders.

1.3 HEADINGS. The inclusion of headings in this Agreement are for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of British Columbia. Any reference to an enactment in this Agreement includes any subsequent enactment that amends, repeals or replaces that enactment.

1.5 SEVERANCE. Any part, section, subsection or other subdivision or any other provision of this Agreement which is, is deemed to be, or becomes void, illegal, invalid or unenforceable shall be severable herefrom and ineffective to the extent of such voidability, illegality, invalidity or unenforceability, and shall not invalidate, affect or impair the remaining provisions hereof, which provisions shall be severable from any void, illegal, invalid or unenforceable Part, Section, subsection or other subdivision or provision.

1.6 EXECUTION. This Agreement may be executed in counterparts, each of which together form one document. This Agreement is properly executed and delivered if executed by the Parties in counterparts and executed copies exchanged by the parties by telecopier.

1.7 SCHEDULES. This Agreement includes the following Schedules:

     (a)  Schedule A - Island - Cascadia Facility Agreements.

     (b)  Schedule B - Form of Nuisance Easement

     (c)  Schedule C - Subdivision Plan of Chemainus Lumber Yards Facility

     (d)  Schedule D - Subdivision Plan of Chemainus HBU Lands

     (e)  Schedule E - Terms of Foreshore License

     (f)  Schedule F - Terms of Use and Occupation of Facility

     (g)  Schedule G - Subdivision Plan of Stillwater Facility

     (h)  Schedule H - Subdivision Plan of Menzies Bay Dryland Sort/Shop
          Facility

     (i)  Schedule I - Subdivision Plan of Port McNeill Dryland Sort Facility

     (j)  Schedule J - Subdivision Plan of Port McNeill Log Dump Facility

     (k)  Schedule K - Subdivision Plan of Snug Basin Facility

     (l)  Schedule L - List of Required Upland Owners Consents

     (m) Schedule M - Description of Critical Access Lands and Form of Statutory Right of Way Agreement.

                               PART 2 - CHEMAINUS

2.1 NUISANCE EASEMENTS. The parties will execute and deliver nuisance easement agreements substantially in the form attached hereto as Schedule B:

     (a) charging the Chemainus Dryland Sort Parcel in favour of the Chemainus Sawmill Parcel; and

     (b) charging the Chemainus Sawmill Parcel in favour of the Chemainus Dryland Sort Parcel.

2.2 CHEMAINUS LUMBER YARDS SUBDIVISION. Cascadia will utilize commercially reasonable efforts to obtain approval for the subdivision of the Chemainus Lumber Yards Facility from the balance of the Chemainus Dryland Sort Parcel in accordance with the plan attached hereto as Schedule C. If the subdivision is Feasible and subdivision approval is obtained, then upon registration of the subdivision plan:

     (a) Island will promptly transfer fee simple title to the land and improvements forming the Chemainus Lumber Yards Facility to Cascadia for $1.00 free of all Encumbrances except Permitted Encumbrances;

     (b) the parties will execute the documents necessary to cause the nuisance easement executed pursuant to Section 2.1(a) to be discharged to the extent it charges the Chemainus Lumber Yards Facility, and to have the Chemainus Lumber Yards Facility and the Chemainus Sawmill Parcel as its dominant tenement; and

     (c) the parties will execute the documents necessary to cause the nuisance easement executed pursuant to Section 2.1(b) to charge the Chemainus Lumber Yards Facility and the Chemainus Sawmill Parcel, and to have the Chemainus Dryland Sort Parcel less the Chemainus Lumber Yards Facility as its dominant tenement.

2.3 CHEMAINUS HBU LANDS. Island will utilize commercially reasonable efforts to obtain approval for the subdivision of that portion (the "Chemainus HBU Lands") of the Chemainus Sawmill Parcel in accordance with the plan attached hereto as Schedule D. If the subdivision is Feasible and subdivision approval is obtained, then upon registration of the subdivision plan:

     (a) Cascadia will promptly transfer fee simple title to the land and improvements located on the Chemainus HBU Lands to Island for $1.00 free of all Encumbrances except Permitted Encumbrances;

     (b) the parties will execute the documents necessary to cause the nuisance easement executed pursuant to Section 2.1(b) to be discharged to the extent it charges the Chemainus HBU Lands; and

     (c) the parties will execute the documents necessary to cause the nuisance easement executed pursuant to Section 2.1(a) to charge the Chemainus HBU Lands and to have the Chemainus Sawmill Parcel less the Chemainus HBU Lands as its dominant tenement.

If subdivision is not Feasible, then Cascadia will grant to Island a statutory right of way for access over the Chemainus HBU Lands in a form acceptable to Island, acting reasonably.

Island will be responsible for the property taxes attributable to the Chemainus HBU Lands and will reimburse Cascadia for such costs. The parties will cooperate with each other to ensure suitable road access to the balance of the Chemainus Sawmill Parcel following subdivision of the Chemainus HBU Lands, without further cost to Cascadia.

2.4 CHEMAINUS RFO. The parties hereby terminate the Chemainus RFO and agree that the parties shall have no further obligations thereunder.

                 PART 3 - NANAIMO RIVER ESTUARY FORESHORE LEASE

3.1 MANAGEMENT. Cascadia will manage the Nanaimo River Estuary Foreshore Lease in accordance with the terms of the lease and the obligations under the Nanaimo River Estuary Log Storage Association Agreement dated the 5th day of October, 2004 among Weyerhaeuser, Coastland Wood Industries Limited, Western Forest Products Inc, and Pope and Talbot Ltd. and the Nanaimo River Estuary Users Group.

3.2 LICENSE TO ISLAND. Cascadia hereby licenses to Island, on a cost recovery basis, up to 50% of the area of the Nanaimo River Estuary Foreshore Lease on the terms and conditions set out in Schedule E. In the event the total area of the Nanaimo River Estuary Foreshore Lease is reduced due to restrictions on use for log exports, such reduction in total area shall result in an equivalent reduction in Islands' capacity entitlement. In the event the total area of the Nanaimo River Estuary Foreshore Lease is reduced due to any other reasons, such reduction in total area shall result in a reduction in each party's capacity entitlement on a pro rata basis.

                 PART 4 - CHINA CREEK DRYLAND SORT AND LOG DUMP

4.1 SERVICE AND ACCESS. Subject to availability of processing capacity for Island's Own Production, Island will partition the China Creek Facility and the applicable foreshore lease area and permit Cascadia to use and occupy a portion thereof in order to sort and dump Cascadia's Own Production on the terms set out in Schedule F. Alternatively, if there is insufficient capacity for Island's Own Production in order to permit the partition the China Creek Facility then Island will provide Cascadia with log sorting and dumping services for Cascadia's Own Production at the China Creek Facility at cost and in priority to all other persons with the exception of Island's Own Production.

4.2 ACCESS IF FACILITY IS NOT IN USE. Operation of the China Creek Facility may be Suspended by Island. If the operation of the China Creek Facility is Suspended and Cascadia wishes to have Cascadia's Own Production sorted and dumped at the China Creek Facility, then Island will permit Cascadia to use and occupy the China Creek Facility and the adjacent leased foreshore area on the terms and conditions set out in Schedule F.

4.3 ALIENATION OF FACILITY. Island shall not sell, transfer, convey, lease, license, or otherwise dispose of its interest in the China Creek Facility without the consent of Cascadia, such consent not to be unreasonably withheld. For greater certainty, the parties agree it would be reasonable for Cascadia to withhold its consent to any disposition of the China Creek Facility to a person who does not agree with Cascadia to continue to provide use and occupancy and log sorting and dumping services on the same terms (including this Section 4.3) as are provided by Island hereunder.

4.4 CHINA CREEK RFO. The parties hereby terminate the China Creek RFO and agree that the parties shall have no further obligations thereunder.

                 PART 5 - SPROAT LAKE DRYLAND SORT AND LOG DUMP

5.1 SERVICE AND ACCESS. Subject to Section 5.2, Island will provide Cascadia with log sorting and dumping services for Cascadia's Own Production at the Sproat Lake Facility at cost and in priority to all other persons with the exception of Island's Own Production.

5.2 ACCESS IF FACILITY IS NOT IN USE. Operation of the Sproat Lake Facility may be Suspended by Island. If the operation of the Sproat Lake Facility is Suspended and Cascadia wishes to have Cascadia's Own Production sorted and dumped at the Sproat Lake Facility, then Island will permit Cascadia to use and occupy the Sproat Lake Facility and the adjacent leased foreshore area on the terms and conditions set out in Schedule F.

5.3 ALIENATION OF FACILITY. If Island sells, transfers, conveys, leases, licenses, or otherwise disposes of the Sproat Lake Facility to a transferee, lessee, or licensee who intends to operate a log sort and log dump then Island will utilize commercially reasonable efforts to ensure that the transferee, lessee, or licensee will provide Cascadia with use and occupancy and log sorting and dumping services for Cascadia's Own Production in second priority after Island's Own Production and at rates no less favourable than Island pays for the same services at the Sproat Lake Facility.

                   PART 6 - SARITA DRYLAND SORT AND LOG DUMP

6.1 SERVICE AND ACCESS. Subject to Section 6.2, Cascadia will provide Island with log sorting and dumping services for Island's Own Production at the Sarita Facility at cost and in priority to all other persons with the exception of Cascadia's Own Production.

6.2 ACCESS IF FACILITY IS NOT IN USE. Operation of the Sarita Facility may be Suspended. If the operation of the Sarita Facility is Suspended and Island wishes to have Island's Own Production sorted and dumped at the Sarita Facility, then Cascadia will permit Island to use and occupy the Sarita Facility and the adjacent leased foreshore area on the terms and conditions set out in Schedule F.

6.3 ALIENATION OF FACILITY. Cascadia shall not sell, transfer, convey, lease, license, or otherwise dispose of its interest in the Sarita Facility without the consent of Island, such consent not to be unreasonably withheld. For greater certainty, the parties agree it would be reasonable for Island to withhold its consent to any disposition of the Sarita Facility to a person who does not agree with Island to continue to provide use and occupancy and log sorting and dumping services on the same terms (including this Section 6.3) as are provided by Cascadia hereunder.

                  PART 7 - SKIDEGATE DRYLAND SORT AND LOG DUMP

7.1 SERVICE AND ACCESS. Subject to Section 7.2, Cascadia will provide Island with log sorting and dumping services for Island's Own Production at the Skidegate Facility at cost. Except for Island's Additional Timber, Cascadia will provide Island with log sorting and dumping services for Island's Own Production in priority to all other persons, including Cascadia. In the case of Island's Additional Timber, Cascadia will provide Island with log sorting and dumping services for Island's Own Production in priority to all other persons except Cascadia's Own Production. In order to permit Cascadia to appropriately plan for log volumes to be serviced at the Skidegate Facility, on a quarterly basis Island will provide Cascadia with a rolling 12 month volume forecast in respect of its timber harvesting activities which will be required to be processed through the Skidegate Facility.

7.2 ACCESS IF FACILITY IS NOT IN USE. Operation of the Skidegate Facility may be Suspended by Cascadia. If the operation of the Skidegate Facility is Suspended and Island wishes to have Island's Own Production sorted and dumped at the Skidegate Facility, then Cascadia will permit Island to use and occupy the Skidegate Facility on the terms and conditions set out in Schedule F subject to any required consent of Cascadia's landlord.

7.3 ALIENATION OF FACILITY. Cascadia shall not sell, transfer, convey, lease, license, or otherwise dispose of its interest in the Skidegate Facility without the consent of Island, such consent not to be unreasonably withheld. For greater certainty, the parties agree it would be reasonable for Island to withhold its consent to any disposition of the Skidegate Facility to a person who does not agree with Island to continue to provide use and occupancy and log sorting and dumping services on the same terms (including this Section 7.3) as are provided by Cascadia hereunder.

                  PART 8 - STILLWATER DRYLAND SORT AND LOG DUMP

8.1 SERVICE AND ACCESS. Subject to Section 8.2, Cascadia will provide Island with log sorting and dumping services for Island's Own Production at the Stillwater Facility at cost and in priority to all other persons with the exception of Cascadia's Own Production.

8.2 ACCESS IF FACILITY IS NOT IN USE. Operation of the Stillwater Facility may be Suspended by Cascadia. If the operation of the Stillwater Facility is Suspended and Island wishes to have Island's Own Production sorted and dumped at the Stillwater Facility, then Cascadia will permit Island to use and occupy the Stillwater Facility and the adjacent leased foreshore area on the terms and conditions set out in Schedule F.

8.3 STILLWATER FACILITY SUBDIVISION. Cascadia will utilize commercially reasonable efforts to obtain approval for the subdivision of the Stillwater Facility from the balance of the Stillwater Dryland Sort Parcel in accordance with the plan attached hereto as Schedule G. If the subdivision is Feasible and subdivision approval is obtained, then upon registration of the subdivision plan:

     (a) Island will promptly transfer fee simple title to the land and improvements forming the Stillwater Facility to Cascadia for $1.00 free of all Encumbrances except Permitted Encumbrances; and

     (b) the parties will execute and deliver a nuisance easement agreement substantially in the form attached hereto as Schedule B charging the remainder of the Stillwater Dryland Sort Parcel in favour of the Stillwater Facility lot.

8.4 ALIENATION OF FACILITY. Cascadia shall not sell, transfer, convey, lease, license, or otherwise dispose of its interest in the Stillwater Facility without the consent of Island, such consent not to be unreasonably withheld. For greater certainty, the parties agree it would be reasonable for Island to withhold its consent to any disposition of the Stillwater Facility to a person who does not agree with Island to continue to provide use and occupancy and log sorting and dumping services on the same terms (including this Section 8.4) as are provided by Cascadia hereunder.

                              PART 9 - MENZIES BAY

9.1 SERVICE AND ACCESS TO MENZIES BAY DRYLAND SORT/SHOP FACILITY. Subject to
Section 9.2, Cascadia will provide Island with log sorting and dumping services for Island's Own Production at the Menzies Bay Dryland Sort/Shop Facility at cost and in priority to all other persons with the exception of Cascadia's Own Production.

9.2 ACCESS IF MENZIES BAY DRYLAND SORT/SHOP FACILITY IS NOT IN USE. Operation of the Menzies Bay Dryland Sort/Shop Facility for log sorting and dumping may be Suspended by Cascadia. If the operation of the dryland sort at the Menzies Bay Dryland Sort/Shop Facility is Suspended and Island wishes to have Island's Own Production sorted and dumped at the Menzies Bay Dryland Sort/Shop Facility, then Cascadia will permit Island to use and occupy the portion of the Menzies Bay Dryland Sort/Shop Facility used for sorting and dumping logs and the adjacent leased foreshore area on the terms and conditions set out in Schedule F.

9.3 MENZIES BAY DRYLAND SORT/SHOP FACILITY SUBDIVISION. Cascadia will utilize commercially reasonable efforts to obtain approval for the subdivision of the Menzies Bay Dryland Sort/Shop Facility from the balance of the Menzies Bay Parcel in accordance with the plan attached hereto as Schedule H. If the subdivision is Feasible and subdivision approval is obtained, then upon registration of the subdivision plan:

     (a) Island will promptly transfer fee simple title to the land and improvements forming the Menzies Bay Dryland Sort/Shop Facility to Cascadia for $1.00 free of all Encumbrances except Permitted Encumbrances; and

     (b) the parties will execute and deliver a nuisance easement agreement substantially in the form attached hereto as Schedule B charging PID:
          026-188-708 Lot 1, District Lots 1, 406, and 522A, Sayward District Plan VIP78302 in favour of the Menzies Bay Dryland Sort/Shop Facility lot.

9.4 ALIENATION OF MENZIES BAY DRYLAND SORT/SHOP FACILITY. Cascadia shall not sell, transfer, convey, lease, license, or otherwise dispose of its interest in the Menzies Bay Dryland Sort/Shop Facility without the consent of Island, such consent not to be unreasonably withheld. For greater certainty, the parties agree it would be reasonable for Island to withhold its consent to any disposition of the Menzies Bay Dryland Sort/Shop Facility to a person who does not agree with Island to continue to provide use and occupancy and log sorting and dumping services on the same terms (including this Section 9.4) as are provided by Cascadia hereunder.

9.5 SERVICE AND ACCESS TO MENZIES BAY OFFICE/MINI-DRYLAND SORT FACILITY. Subject to Section 9.6 and so long as the Menzies Bay Office/Mini-Dryland Sort Facility Lease has not expired or been terminated, Cascadia will provide Island with log sorting and dumping services for Island's Own Production at the Menzies Bay Mini-Dryland Sort/Office Facility at cost and in priority to all other persons with the exception of Cascadia's Own Production.

9.6 ACCESS IF MENZIES BAY OFFICE/MINI-DRYLAND SORT FACILITY IS NOT IN USE. Island has granted to Cascadia a lease of the Menzies Bay Office/Mini-Dryland Sort Facility pursuant to the Menzies Bay Office/Mini-Dryland Sort Facility Lease. Operation of the Menzies Bay Office/Mini-Dryland Sort Facility may be Suspended by Cascadia. If operation of the dryland sort at the Menzies Bay Office/Mini-Dryland Sort Facility is Suspended and Island wishes to have Island's Own Production sorted and dumped at the Menzies Bay Office/Mini-Dryland Sort Facility, then Cascadia will permit Island to use and occupy the Menzies Bay Office/Mini-Dryland Sort Facility and the adjacent leased foreshore area on the terms and conditions set out in Schedule F.

9.7 RELOCATION OF OFFICE. Island may, at its option and at its sole cost, risk and expense, and upon reasonable notice to Cascadia, relocate the office located on the Menzies Bay Office/Mini-Dryland Sort Facility from its present location to a location acceptable to Cascadia (acting reasonably) adjacent to the maintenance shop at the Menzies Bay Dryland Sort/Shop Facility or in the vicinity of the dryland sort facility. To the extent practicable, Island will re-assemble the office as it existed before relocation (including all utilities and services) and will repair any damage done to the office or its contents as a result of the re-location or provide Cascadia with equivalent premises to those in existence prior to the relocation.

9.8 MENZIES BAY OFFICE/MINI-DRYLAND SORT FACILITY LEASE AMENDMENT. The parties hereby amend the Basic Rent payable under the Menzies Bay Office/Mini-Dryland Sort Facility Lease to $1.00 and amend the Term such that it will convert to a month to month lease basis after Island has completed the office relocation referred to in Section 9.7.

9.9 TERMINATION OF MENZIES BAY OFFICE/MINI-DRYLAND SORT FACILITY LEASE AMENDMENT. Upon termination or expiration of the Menzies Bay Office/Mini-Dryland Sort Facility Lease Island will provide Cascadia with log sorting and dumping services for up to 150,000 cubic metres per year of Cascadia's Own Production at the Sayward Facility at cost in priority to all other persons with the exception of Island's Own Production.

9.10 MENZIES BAY FORESHORE LEASES. Island hereby licenses to Cascadia, on a cost recovery basis, up to 2/3 of the area of the foreshore leases located at the east side of Menzies Bay over Lots 1056 and 369 (to the extent of Island's interest therein from time to time) on the terms and conditions set out in Schedule E for so long as such leases or interests are held by Island. Island will utilize commercially reasonable efforts to obtain approval for the subdivision of the foreshore leases into 2 areas representing 1/3 and 2/3 of the aggregate area. If subdivision approval is obtained then Island will assign to Cascadia the foreshore lease in respect of the section representing 2/3 of the aggregate area.

                             PART 10 - PORT MCNEILL

10.1 SERVICE AND ACCESS TO PORT MCNEILL DRYLAND SORT FACILITY. Subject to
Section 10.2, Cascadia will provide Island with log sorting services for Island's Own Production at the Port McNeill Dryland Sort Facility at cost and in priority to all other persons with the exception of Cascadia's Own Production.

10.2 ACCESS IF PORT MCNEILL DRYLAND SORT FACILITY IS NOT IN USE. Operation of the Port McNeill Dryland Sort Facility may be Suspended by Cascadia. If the operation of the Port McNeill Dryland Sort Facility is Suspended and Island wishes to have Island's Own Production sorted at the Port McNeill Dryland Sort Facility, then Cascadia will permit Island to use and occupy the Port McNeill Dryland Sort Facility on the terms and conditions set out in Schedule F.

10.3 PORT MCNEILL DRYLAND SORT FACILITY SUBDIVISION. Cascadia will utilize commercially reasonable efforts to obtain approval for the subdivision of the Port McNeill Dryland Sort Facility from the balance of the Port McNeill Dryland Sort Parcel in accordance with the plan attached hereto as Schedule I. If the subdivision is Feasible and subdivision approval is obtained, then upon registration of the subdivision plan Island will promptly transfer fee simple title to land and improvements forming the Port McNeill Dryland Sort Facility to Cascadia for $1.00 free of all Encumbrances except Permitted Encumbrances.

10.4 SERVICE AND ACCESS TO PORT MCNEILL LOG DUMP FACILITY. Subject to Section 10.5, Cascadia will provide Island with log dumping services for Island's Own Production at the Port McNeill Log Dump Facility at cost and in priority to all other persons with the exception of Cascadia's Own Production.

10.5 ACCESS IF PORT MCNEILL LOG DUMP FACILITY IS NOT IN USE. Operation of the Port McNeill Log Dump Facility may be Suspended by Cascadia. If the operation of the Port McNeill Log Dump Facility is Suspended and Island wishes to have Island's Own Production dumped at the Port McNeill Log Dump Facility, then Cascadia will permit Island to use and occupy the Port McNeill Log Dump Facility and the adjacent leased foreshore area on the terms and conditions set out in Schedule F.

10.6 PORT MCNEILL LOG DUMP FACILITY SUBDIVISION. Cascadia will utilize commercially reasonable efforts to obtain approval for the subdivision of the Port McNeill Log Dump Facility from the balance of the Port McNeill Log Dump Parcel in accordance with the plan attached hereto as Schedule J. If the subdivision is Feasible and subdivision approval is obtained, then upon registration of the subdivision plan:

     (a) Island will promptly transfer fee simple title to the land and improvements forming the Port McNeill Log Dump Facility to Cascadia for $1.00 free of all Encumbrances except Permitted Encumbrances; and

     (b) Island will grant to Cascadia necessary rights of access (in registrable form) to Port McNeill Log Dump Facility over the balance of the Port McNeill Log Dump Parcel.

10.7 ALIENATION. Cascadia shall not sell, transfer, convey, lease, license, or otherwise dispose of its interest in the Port McNeill Log Dump Facility or the Port McNeill Dryland Sort Facility without the consent of Island, such consent not to be unreasonably withheld. For greater certainty, the parties agree it would be reasonable for Island to withhold its consent to any disposition of the Port McNeill Log Dump Facility or the Port McNeill Dryland Sort Facility to a person who does not agree with Island to continue to provide use and occupancy and log sorting and dumping services on the same terms (including this Section 10.7) as are provided by Cascadia hereunder.

10.8 PORT MCNEILL LOG DUMP FACILITY LEASE BASIC RENT AMENDMENT. The parties hereby amend the Basic Rent payable under the Port McNeill Log Dump Facility Lease to $1.00.

                 PART 11 - SNUG BASIN DRYLAND SORT AND LOG DUMP

11.1 LEASE TO CASCADIA. Island will lease to Cascadia the Snug Basin Facility and grant to Cascadia a sublease of the adjacent leased foreshore area substantially on the same terms and conditions as the other facility leases described in Schedule A;

11.2 SERVICE AND ACCESS Subject to Section 11.3, Cascadia will provide Island with log sorting and dumping services for Island's Own Production at the Snug Basin Facility at cost. Except for Island's Additional Timber, Cascadia will provide Island with log sorting and dumping services for Island's Own Production in priority to all other persons, including Cascadia. In the case of Island's Additional Timber, Cascadia will provide Island with log sorting and dumping services for Island's Own Production in priority to all other persons except Cascadia's Own Production.

11.3 ACCESS IF FACILITY IS NOT IN USE. Operation of the Snug Basin Facility may be Suspended by Cascadia. If the operation of the Snug Basin Facility is Suspended and Island wishes to have Island's Own Production sorted and dumped at the Snug Basin Facility, then Cascadia will permit Island to use and occupy the Snug Basin Facility and the adjacent leased foreshore area on the terms and conditions set out in Schedule F.

11.4 SNUG BASIN FACILITY SUBDIVISION. Cascadia will utilize commercially reasonable efforts to obtain approval for the subdivision of the Snug Basin Facility from the balance of the Snug Basin Parcel in accordance with the plan attached hereto as Schedule K. If the subdivision is Feasible and subdivision approval is obtained, then upon registration of the subdivision plan:

     (a) Island will promptly transfer fee simple title to the land and improvements forming the Snug Basin Facility to Cascadia for $1.00 free of all Encumbrances except Permitted Encumbrances;

     (b) the parties will execute and deliver a nuisance easement agreement substantially in the form attached hereto as Schedule B charging the balance of the Snug Basin Parcel and PID:009-449-361 Parcel A (DD32666I) of Lot 1248, Clayoquot District for the benefit of the Snug Basin Facility lot; and

     (c) Island will grant to Cascadia necessary rights of access (in registrable form) to Snug Basin Facility over the balance of the Snug Basin Parcel.

11.5 ALIENATION OF FACILITY. Cascadia shall not sell, transfer, convey, lease, license, or otherwise dispose of its interest in the Snug Basin Facility without the consent of Island, such consent not to be unreasonably withheld. For greater certainty, the parties agree it would be reasonable for Island to withhold its consent to any disposition of the Snug Basin Facility to a person who does not agree with Island to continue to provide use and occupancy and log sorting and dumping services on the same terms (including this Section 11.5) as are provided by Cascadia hereunder. Notwithstanding the foregoing, Cascadia shall not sell, transfer, convey, lease, license, or otherwise dispose of its interest in the Snug Basin Facility, except for a lease or licence of the Snug Basin Facility with a term (inclusive of renewals) of less than 13 months, without first offering to sell the Snug Basin Facility to Island for a purchase price of $100,000 on terms typical for a right of first offer of this nature. The parties will execute a formal right of first offer agreement on mutually acceptable terms, acting reasonably, and Cascadia will, at the request of Island, execute such documents as are reasonably necessary to register this restriction on alienation of the Snug Basin Facility on title to the Snug Basin Facility lot.

                           PART 12 - FORESHORE LEASES

12.1 CME FORESHORE LEASES. Cascadia hereby licenses to Island, on a cost recovery basis, up to 50% of the area of the foreshore leases located at the mouth of the North Arm of the Fraser River known as CME (to the extent of Cascadia's interest therein from time to time) on the terms and conditions set out in Schedule E for so long as such leases or interests are held by Cascadia.

12.2 SURRENDER OF FORESHORE LEASES. Neither party will surrender a foreshore lease obtained pursuant to the Asset Purchase Agreement without first providing the other party with 30 days prior written notice and offering to the other party the option of taking an assignment of the foreshore lease subject to any required consent of the landlord.

12.3 UPLAND CONSENT. For a period of 20 years following the date of this Agreement, when requested by Cascadia, Island will not withhold its consent, as upland owner, to a renewal or replacement of any of the foreshore leases held by Cascadia listed on Schedule L, and Island will not sell, lease or otherwise dispose of any properties owned by Island adjacent to such foreshore leases without requiring the transferee or tenant to provide Cascadia with similar covenants.

                      PART 13 - CRITICAL ACCESS LOCATIONS

13.1 CRITICAL ACCESS LOCATIONS. To ensure rights of use and access at Critical Access Locations, prior to any sale, transfer, lease, or other disposition of a Critical Access Location the applicable owner will grant to itself a statutory right of way in the form attached hereto as Schedule M. Continued access will be assured pursuant to the terms of the Reciprocal Road Use Agreement.

            PART 14 - OTHER LOG SORTING, DUMPING, AND STORAGE MATTERS

14.1 LOG STORAGE. Upon request, each party will use reasonable commercial efforts to make available to the other party its foreshore log storage facilities obtained under the Asset Purchase Agreement at commercially reasonable rates and other reasonable commercial terms and conditions, provided such use does not, or will not, unreasonably interfere with the party's own log storage operations.

14.2 COST. Notwithstanding the ownership of a facility but subject to Section 16.1, the party operating it will be responsible for the property taxes, rents and other expenses payable to third parties, the maintenance of the facility, and the Environmental Condition of the facility during or attributable to the period while it is operating the facility and such costs will be considered in determining commercially reasonable rates.

14.3 BOOMSTICKS AND BOOMGEAR. Each party will be responsible for their own boomsticks and boomgear. Each party will comply with the generally accepted industry practice for boom gear quality.

14.4 PRIORITY USE. The parties will meet to develop and agree upon a log sorting plan before the commencement of each year of the term for each dryland sort referred to in this Agreement for the next applicable year of the term, with the intention to accommodate both party's estimated log production through the applicable dryland sort in that year.

                             PART 15 - SUBDIVISION

15.1 SUBDIVISION. In this Agreement if a parcel of land is to be subdivided in order to transfer a portion of it to a party, the party to receive title to the subdivided parcel will make application for subdivision approval and carry out the subdivision and the party to receive title will bear all cost and expenses related to the subdivision. The registered owner of the parcel to be subdivided will assist and cooperate in the application, including the provision of any required authorizations, consents, and assurances, the execution of any required documents, and performing any additional acts required in connection with the subdivision application. Cascadia and Island will jointly determine whether a subdivision is Feasible and will proceed, each acting reasonably and in good faith.

In carrying out the subdivisions contemplated in this Agreement the parties will take the commercially reasonable steps necessary to ensure that each party is able to carry on its business operations on its lands as those operations were previously carried on prior to their acquisition by the parties, without material hindrance or interference, including ensuring that (i) each party has road access to its lands suitable for its business operations, (ii) adequate provision is made for each party's existing electricity supply and other utility infrastructure, (iii) nuisance easements in the form attached as Schedule B are granted over the newly created parcel and the remainder parcel out of which the new parcel was subdivided (in favour of the other parcel in each case), and (iv) after subdivision a party holding a foreshore lease for an area which is wholly or partly in front of an uplands parcel owned by the other party is granted an easement or statutory right of way granting to the holder of the foreshore lease the right to interfere with the riparian or littoral rights of the uplands owner by maintaining a log booming ground in that foreshore area and securing the upland owner's consent to the grant, renewal or replacement of any lease or licence of the foreshore area for that purpose.

To the extent that Cascadia has retained Island to provide property management services in relation to any subdivision and Island has pursued a subdivision, the parties will cooperate and assist each other in any transition of the administration of the subdivision application should Cascadia wish to assume conduct of the subdivision in accordance with the terms of this Agreement.

15.2 COMPLETION OF SUBDIVISION. Upon the completion of a subdivision and the transfer of fee simple title to a party in accordance with the terms of this Agreement, the existing lease agreement, if any, will merge with the fee simple title and the respective parties to the lease shall be released from all obligations thereunder except for any obligations which are expressed in the lease to survive the termination or expiration thereof.

15.3 EXTENSION OF LEASE TERM. If a portion of a parcel of land is to be subdivided and transferred to a party under this Agreement, and that portion has been leased to the intended transferee for its use in the period pending subdivision but the subdivision is not Feasible or has not been approved and registered in the land title office by the time that is 3 months before the term of the applicable lease is scheduled to expire, then the parties will promptly amend the applicable lease before it expires to extend the term for an additional period of time equal to the initial term of the lease, and will further extend the lease in the same manner each time the term of the lease is scheduled to expire, until the subdivision has been completed and the subdivided parcel has been transferred to the intended transferee under this Agreement.

                             PART 16 - ENVIRONMENTAL

16.1 ENVIRONMENTAL. The party acquiring the fee simple interest to a parcel of land, or a lease (other than the month to month occupancy arrangements pursuant to Schedule F) or, in the case of the Chemainus HBU Lands a statutory right of way of part of a parcel of land under or pursuant to this Agreement, will be responsible, as between the parties hereto, for the Environmental Condition of that parcel or portion of a parcel and will receive the benefit of and bear the burden of any representations, agreements and covenants made by or in favour of Weyerhaeuser with respect to that parcel or portion of a parcel in the course of the sale of the businesses, provided that each party will be responsible for any Environmental Condition caused by it or by those for whom it is legally responsible during or attributable to the period while it is operating on the land or using a facility thereon.

      THE REMAINDER OF SECTION 16.1 HAS BEEN REDACTED FOR FILING PURPOSES.

          PART 17 - COSTS, INVOICING, PAYMENT AND OPERATIONAL MATTERS

17.1 RATES, TERMS CONDITIONS AND VALUE. Whenever reference is made to services being delivered "at commercially reasonable rates" or for terms of service to be "reasonable commercial terms and conditions" to indicate the rates or terms and conditions for a service, such rates, terms or conditions will be those that a willing buyer and a willing seller would agree are reasonable commercial rates, terms or conditions for that service in the applicable location as agreed by the parties or, failing agreement, as determined in accordance with Part 20. The costs to be borne by a party in providing a service shall be considered in determining commercially reasonable rates. Whenever reference is made to services or facilities being delivered or made available at "cost" it will mean at the lower of (i) the party's actual and direct out of pocket cost to provide the service or facility plus a proportionate share of depreciation of the improvements and (ii) the fair market cost of obtaining the service or use of the facility "as is" in the applicable location for the volumes handled.

17.2 INVOICING. Any party seeking payment for a rate or cost payable under this Agreement (including reimbursement for third party costs or for non-recurring amounts payable under this Agreement) will provide the other party with an invoice showing the particulars of such costs.

17.3 PAYMENT. An invoice delivered by a party under Section 17.2 will be due and payable 14 days after receipt of the invoice by the intended recipient.

17.4 INTEREST. Interest will accrue on any amount due and payable under Section
17.3 at the prime rate of interest charged by the Canadian Imperial Bank of Commerce, main branch Vancouver, on commercial loans plus 1% per annum.

17.5 REGULAR MEETINGS. To the ensure the efficient implementation and administration of the terms and conditions of this Agreement, each party hereto will designate a representative for the purposes of administering this Agreement. The representatives will meet at least quarterly to provide and share information regarding the demands, requirements, and capacity of the parties and the various facilities and to plan accordingly.

17.6 REALLOCATION OF ASSETS. The parties have diligently and in good faith allocated the assets forming the Purchased Business amongst themselves with the intention that the asset division would reflect the Crown Business and Private Timberlands Business. If certain vehicles, vessels, licences, permits, and other minor assets have been incorrectly allocated between the parties then the parties will consider reallocating the assets as necessary.

17.7 TIMBERLANDS RESEARCH. The parties agree to cooperate and share non-proprietary results if they conduct forest and timberland research in the interest of fostering good forest stewardship. Each party may also undertake independent research and upon request will share the results of such research to the extent such results are not proprietary.

                               PART 18 - DURATION

18.1 TERM. The term of this Agreement will commence on the date hereof and will continue for an initial term of 60 (sixty) years. This Agreement will be automatically renewed thereafter for successive five year periods unless terminated with effect at the end of the applicable term or renewal term by either party by notice in writing to the other no later than 1 year prior to the expiration of the applicable term or renewal term, as the case may be, in which case this Agreement shall terminate at the end of the applicable term or renewal term.

18.2 AMENDMENTS. The parties acknowledge and agree that amendments to the regulatory regime that governs the forest industry in British Columbia may arise from time to time, and that such changes may cause or impose hardships or difficulties that the parties have not foreseen as of the date of this Agreement. The parties agree to use all commercially reasonable efforts to resolve any hardships or difficulties arising from such unforeseeable circumstances and, in recognition of any changes to the regulatory regime applicable to the forest industry in British Columbia, the parties will meet at least every two years to review the provisions of this Agreement, and to agree upon changes proposed by either party. If the parties do not agree upon a proposed change, then the matter may be resolved in accordance with Part 20 of this Agreement.

18.3 DEFAULT. An event of default ("Event of Default") will exist with respect to a party if such party has committed a material default in the performance of its obligations hereunder so as to deprive the other party of the benefits to which it is entitled under this Agreement, notice has been given to such party by the other party specifying the default and declaring the intention of the other party to exercise its right under this Section if the default is not duly remedied, such default remains unremedied, and:

     (a) more than 60 days have elapsed since the expiration of such period following the giving of such notice during which such party could by the exercise of reasonable diligence have remedied the default; or

     (b) in the case of a default that could not, by the exercise of reasonable diligence, be remedied within the period described in (a), the earlier of the day on which the party fails or refuses to act diligently to remedy the default and the day on which it becomes evident to the other party, acting reasonably, that such default will not be remedied in a reasonably timely manner regardless of the actions taken by such party.

Upon an Event of Default the non-defaulting party will be entitled to exercise any and all remedies available to it at law or equity as a result of the Event of Default, including, if applicable, the termination of this Agreement, the right to recover damages for breach of this Agreement, or any rights to specific relief, injunction, or other equitable remedies.

                                PART 19 - NOTICE

19.1 NOTICE. Any notice or other writing required or permitted to be given under this Agreement or for the purposes of this Agreement shall be in writing and shall be sufficiently given, delivered, or sent by pre-paid registered mail or transmitted by facsimile or other form of recorded communication tested prior to transmission as follows:

     (a)  to Island:

          Island Timberlands GP Ltd.
          Timberlands and Properties
          4th Floor 925 West Georgia St.
          Vancouver BC V6C 3L2
          Attention: President
          Facsimile: 604-681-9674

     (b)  Cascadia:

          Cascadia Forest Products Ltd.
          Timberlands and Properties
          4th Floor 925 West Georgia St.
          Vancouver BC V6C 3L2
          Attention: President
          Facsimile: 604-681-9674

or to such other address as the party to whom the notice or other writing is to be given has last notified the party giving the notice or other writing in a manner provided in this paragraph. Any notice or other writing delivered to the party to whom it is addressed as provided above shall be deemed to have been given and received on the day it is so delivered at such address, provided that if the day is not a Business Day then a notice or other writing shall be deemed to have been given and received on the next Business Day. Any notice or other writing sent by pre-paid registered mail shall be deemed to have been given and received on the 5th Business Day following the date of its mailing. Any notice or other writing transmitted by facsimile or other form of recorded communication shall be deemed to have been given and received on the 1st Business Day after its transmission.

                          PART 20 - DISPUTE RESOLUTION

20.1 DISPUTE RESOLUTION SYSTEM. Any dispute between the parties with respect to the interpretation or application of any part of this Agreement will be resolved in accordance with this Part 20 as follows:

     (a) first, the dispute will be referred to senior management of the parties for informal resolution;

     (b)  next, the dispute will be submitted to mediation; and

     (c)  finally, the dispute will be resolved by arbitration.

20.2 SENIOR MANAGEMENT. Either party may, by notice to the other party, require senior management of the parties to meet to attempt to resolve a dispute. Senior management will be the President, or equivalent of each party. If senior management has not resolved a dispute within 10 days of one party sending notice under this section, either party may commence mediation to resolve the dispute by notice to the other party.

20.3 MEDIATION. Where a party has commenced mediation by sending notice under
Section 20.2, the mediator will conduct the mediation in accordance with directions agreed upon by the parties, and failing such agreement, in accordance with the rules of the British Columbia International Arbitration Centre. If the parties do not agree upon a mediator to resolve the dispute, or if a mediator has been appointed but the dispute has not been resolved within 20 days after notice of mediation has been given by either party, either party may commence arbitration by notice to the other party.

20.4 ARBITRATION. If at any time during the term of this Agreement a dispute arises between the parties concerning the interpretation or performance of, or otherwise in connection with or related to this Agreement, which dispute cannot be resolved informally by senior management or by mediation pursuant to Sections
20.2 and 20.3, either party may by written notice to the other party, cause the matter to be resolved by arbitration. The dispute will be arbitrated under the Commercial Arbitration Act of British Columbia before a single arbitrator knowledgeable in the BC coastal forest products industry and the decision of the arbitrator will be final and binding upon the parties. The place of arbitration will be Vancouver, British Columbia.

                           PART 21 - CONFIDENTIALITY

21.1 CONFIDENTIALITY. For the term of this Agreement and, for a period of five years after termination of this Agreement, neither of the parties, without the consent of the other party will divulge or communicate to any person or exploit for any purpose whatsoever, other than for the purposes of this Agreement, any Confidential Information disclosed to it by the other party or any Confidential Information obtained or produced in relation to this Agreement. Such prohibition does not prevent the disclosure of Confidential Information:

     (a) to affiliates, directors, officers, employees, agents, bankers and other sources of financing, advisors of the parties and representatives engaged by either of the parties in connection with this Agreement including a financing by either party of its general operations or specific capital projects or acquisitions, as applicable, and who are made aware of the confidential nature of the Confidential Information;

     (b) which has been ordered, required or requested by any legal, governmental or quasi-governmental administrative process or authority pursuant to applicable laws or policies, or that, in the opinion of the disclosing party on the advice of its counsel, is required in order for the disclosing party to comply with applicable securities laws, provided that the disclosing party has informed the other party in advance of its intention to disclose and the nature and extent of the proposed disclosure;

     (c) made subject to the terms of a confidentiality agreement entered into with a third party source of financing or a third party who has expressed a serious interest in acquiring part of the Purchased Business or the assets thereof and provided that such third party is on the short list of potential financiers or purchasers and requires such disclosure for purposes of detailed due diligence to make a commitment to finance or acquire an interest in the property;

     (d)  known to the disclosing Party on a non-confidential basis;

     (e) is in the public domain or that became part of the public domain through no fault of the disclosing party; or

     (f) lawfully acquired by a party from a third party under no obligation of confidence to either party.

21.2 PROTECTION OF CONFIDENTIAL INFORMATION. Each party agrees that it will take any and all steps as may be reasonably necessary to protect and prevent the disclosure of the other party's Confidential Information to any unauthorized person by such party or its affiliates, directors, officers, employees, agents, advisors or representatives. The receiving party shall indemnify and save harmless the disclosing party from any and all losses, claims, actions or liabilities which the disclosing party may incur or sustain resulting or arising from the unauthorized disclosure of the Confidential Information in contravention of Section 21.1.

                                PART 22 - GENERAL

22.1 WAIVER AND CONSENT. No consent or waiver, express or implied, by either party to or any default or breach by any party of any or all of its obligations under this Agreement will:

     (a) be valid unless it is in writing and stated to be a consent or waiver pursuant to this Section 22.1;

     (b) be relied on as a consent to or waiver of any other breach or default of the same or any other obligation;

     (c)  constitute a general waiver under this Agreement; or

     (d) eliminate or modify the need for a specific consent or waiver pursuant to this Section 22.1 or in any subsequent instance.

22.2 CONSEQUENTIAL DAMAGES. Any liability of either party to the other for breach of this Agreement or for negligence of its directors, officers, employees, agents and contractors will not extend to or include liability for loss of profits or contribution, loss of use of property or other indirect or consequential damages.

22.3 TIME OF THE ESSENCE. Time is of the essence in this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day) then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

22.4 FURTHER ASSURANCES. Each party will, at its own expense, execute and deliver all such further agreements and documents and do such further acts and things as may be reasonably required to give effect to this Agreement.

22.5 REVISED ISLAND - CASCADIA FACILITY AGREEMENTS. Upon request, the parties agree to execute leases containing the general terms and conditions set out in Schedule F which will supercede the existing leases identified in Schedule A. To the extent that any other agreement referenced in Schedule A contains terms which are inconsistent with the terms contained in this Agreement then the parties shall amend such agreement or enter into a new agreement reflecting the terms contained herein.

22.6 ORIGINAL MASTER AGREEMENT. This Agreement supercedes and replaces the Original Master Agreement.

22.7 ASSIGNMENT.

     Neither party may assign its right or obligations under this Agreement without first obtaining the consent of the other party, which consent will not be unreasonably withheld. Despite the foregoing, either party may without the consent of the other party but subject to prior 15 days prior written notice to the other party:

     (a) assign part or all of its rights and obligations under this Agreement to a person who is purchasing substantially all or a material portion of that party's business provided such assignee covenants directly with the other party to assume and perform the assignor's obligations hereunder in relation to the applicable business; or

     (b) mortgage, charge, encumber, assign by way of security, or grant a security interest in this Agreement, in whole or in part.

IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first above written.

ISLAND TIMBERLANDS LIMITED PARTNERSHIP,
by its general partner Island Timberlands GP Ltd.


By:
    ---------------------------------
    Authorized Signatory


CASCADIA FOREST PRODUCTS LTD.


By:
    ---------------------------------
    Authorized Signatory

                                   SCHEDULE A

                      ISLAND - CASCADIA FACILITY AGREEMENTS

1. Lease ("Chemainus Lumber Yards Lease") dated May 30, 2005 between Island, as landlord and Cascadia, as tenant in respect of the Chemainus Lumber Yards Facility.

2. Right of First Offer to Purchase ("Chemainus RFO") dated May 30, 2005 granted by Cascadia in favour of Island in respect of the Chemainus Sawmill Parcel

3. Lease dated May 30, 2005 between Island, as landlord, and Cascadia, as tenant, in respect of the lands forming the Island Phoenix Sawmill being the lands located south of Nanaimo legally described as: PID 023-922-915 Lot 5 Sections 22 and 23 Range 2 Cedar District and District Lots 137 and 216 Nanaimo District Plan VIP65621.

4. Right of First Offer to Purchase ("China Creek RFO") dated May 30, 2005 granted by Island in favour of Cascadia in respect of the China Creek Facility.

5. Lease ("Stillwater Facility Lease") dated May 30, 2005 between Island, as landlord, and Cascadia, as tenant, in respect of the Stillwater Facility.

6. Lease ("Menzies Bay Dryland Sort/Shop Facility Lease") dated May 30, 2005 between Island, as landlord, and Cascadia, as tenant, in respect of Menzies Bay Dryland Sort/Shop Facility.

7. Lease ("Menzies Bay Office/Mini-Dryland Sort Facility Lease") dated May 30, 2005 between Island, as landlord, and Cascadia, as tenant, in respect of Menzies Bay Office/Mini-Dryland Sort Facility.

8. Lease ("Port McNeill Dryland Sort Facility Lease") dated May 30, 2005 between Island, as landlord, and Cascadia, as tenant, in respect of Port McNeill Dryland Sort Facility.

9. Lease ("Port McNeill Log Dump Facility Lease") dated May 30, 2005 between Island, as landlord, and Cascadia, as tenant, in respect of Port McNeill Log Dump Facility.

10. Sublease dated May 30, 2005 between Island, as sublandlord, and Cascadia, as subtenant, in respect of the 4th floor of the premises located at 65 Front Street, Nanaimo, BC.

11. Sublease dated May 30, 2005 between Cascadia, as sub-sublandlord, and Island, as sub-subtenant, in respect of a portion of the office space located on the 4th floor at 925 West Georgia Street, Vancouver, BC.

12. Property Management Contract dated May 30, 2005 between Island and Cascadia in respect of the provision of property management services by Island to Cascadia

                                   SCHEDULE B

                                NUISANCE EASEMENT

                                                               PAGE 1 of 9 pages


LAND TITLE ACT

FORM C
(Section 233)

Province of British Columbia

GENERAL INSTRUMENT - PART 1   (This area for Land Title Office Use)

1. APPLICATION: (Name, address, phone number and signature of applicant, applicant's solicitor or agent)

     _____________________________________________________________________


     Per: ___________________________________
          Signature of Solicitor

2.   PARCEL IDENTIFIER(S) AND LEGAL DESCRIPTION(S) OF LAND:*
     (PID)          (LEGAL DESCRIPTION)

     ____________   [Legal Description of Servient Lands]

3.   NATURE OF INTEREST:*

     DESCRIPTION           DOCUMENT REFERENCE    PERSON ENTITLED TO INTEREST
     -----------          --------------------   ---------------------------
                          (page and paragraph)
     Easement               Entire Instrument    Registered Owner of:

                                                 [Legal Description of Benefitting
                                                 Lands]

     Priority Agreement                          Registered Owner of:
     granting Easement
     priority over ____   Page ________          [Legal Description of Benefitting
                                                 Lands]

4.   TERMS: Part 2 of this instrument consists of (select one only):

     (a)  Filed Standard Charge Terms   [ ]  D.F. Number:

     (b)  Express Charge Terms          [X]  Annexed as Part 2

     (c)  Release                       [ ]  There is no Part 2 of this
                                             instrument

A selection of (a) includes any additional or modified terms referred to in Item 7 or in a schedule annexed to this instrument. If (c) is selected, the charge described in Item 3 is released or discharged as a charge on the land described in Item 2.

5.   TRANSFEROR(S):*

     [NAME]

6.   TRANSFEREE(S): (including postal address(es) and postal code(s))*

     [NAME], of [Full Mailing Address]

7.   ADDITIONAL OR MODIFIED TERMS:*

     N/A

GENERAL INSTRUMENT

EXECUTION(S):** This instrument creates, assigns, modifies, enlarges, discharges, or governs the priority of the interest(s) described in Item 3 and the Transferor(s) and every other signatory agree to be bound by this instrument, and acknowledge(s) receipt of a true copy of the filed standard charge terms, if any.

Officer Signature(s)      EXECUTION DATE  Party(ies) Signature(s)
                         ---------------
                          Y     M    D
                         ---   ---  ---

                                          PARTY(IES) SIGNATURE(S)
                                          (ALL SIGNATURES TO
                                          BE IN BLACK INK)

                                          [NAME], by its authorized signatories
-----------------------
(Signature)

-----------------------                   --------------------------------------
(Printed Name)                            Print name -

-----------------------                   --------------------------------------
(Address)                                 Print name -

-----------------------
(Professional Capacity)
(as to both signatures)

Officer Signature(s)      EXECUTION DATE  Party(ies) Signature(s)
                         ---------------
                          Y     M    D
                         ---   ---  ---

                                          PARTY(IES) SIGNATURE(S)
                                          (ALL SIGNATURES TO
                                          BE IN BLACK INK)

                                          [NAME], by its authorized signatories
-----------------------
(Signature)

-----------------------                   --------------------------------------
(Printed Name)                            Print name -

-----------------------                   --------------------------------------
(Address)                                 Print name -

-----------------------
(Professional Capacity)
(as to both signatures)

OFFICER CERTIFICATION:

Your signature constitutes a representation that you are a solicitor, notary public or other person authorized by the Evidence Act, R.S.B.C. 1996, c. 124, to take affidavits for use in British Columbia and certifies the matters set out in
Part 5 of the Land Title Act as they pertain to the execution of this instrument.

*    If space insufficient, enter "SEE SCHEDULE" and attach schedule in Form E.

**   If space insufficient, continue executions on additional page(s) in Form D.

LAND TITLE ACT

FORM D

EXECUTIONS CONTINUED

Officer Signature(s)         EXECUTION DATE   Transferor/Borrower/Party Signature(s)
                            ---------------
                             Y     M    D
                            ---   ---  ---
                                              (as Chargeholder)


                                                                          by its
                                              ---------------------------
                                              authorized signatory(ies):


-------------------------                     ----------------------------------
Name:                                         Name:
      -------------------                           ----------------------------


                                              ----------------------------------
(as to both signatures)                       Name:
                                                    ----------------------------

OFFICER CERTIFICATION:

Your signature constitutes a representation that you are a solicitor, notary public or other person authorized by the Evidence Act, R.S.B.C. 1996, c. 124, to take affidavits for use in British Columbia and certifies the matters set out in
Part 5 of the Land Title Act as they pertain to the execution of this instrument.

                          TERMS OF INSTRUMENT - PART 2

                               EASEMENT (NUISANCE)

THIS AGREEMENT dated ___________, 2005 is between:

BETWEEN:

          [NAME] (BC Incorporation No. ____________)

                                                              (the "Transferor")

AND:

          [NAME] (BC Incorporation No. ____________)

                                                              (the "Transferee")

BACKGROUND

A. The Transferor is the registered owner in fee simple of the lands described in Item 2 of Part 1 of this document ("Servient Lands").

B. The Transferee is the registered owner in fee simple of lands adjoining the Servient Lands described in Item 3 of Part 1 of this document ("Benefitting Lands").

C. The Transferee is conducting and in the future intends to conduct on the Benefitting Lands various businesses and uses including, but not limited to: transportation, manufacturing, distribution and storage of logs and forest related products; log and chip storage, sorting, dumping and booming; vehicle and equipment repair; land filling; waste dumping; barge and boat docks and related activities; mills for forestry products; aircraft facilities and services; construction, use, maintenance, replacement, alteration, repair and de-building of roads; land development, and uses and business permitted from time to time under applicable laws, bylaws, regulations, policies and codes, and all amendments, replacements and substitutions to the same; business offices and any other businesses necessary or incidental to the foregoing (collectively, the "Businesses").

D. The Transferor has agreed to grant to the Transferee an easement ("Easement") over the Servient Lands for the purpose of permitting the Transferee to continue conducting its operations on the Benefitting Lands.

AGREEMENTS

For good and valuable consideration, the receipt and sufficiency of which each party acknowledges, the parties agree as follows:

                                    ARTICLE 1

                                GRANT OF EASEMENT

1.1 GRANT. The Transferor, as the owner of the Servient Lands, grants to the Transferee, and its successors and assigns and to their employees, agents, contractors, tenants, subtenants, or licensees, the free and unrestricted right and easement, in perpetuity, at all times, by day and night, to emit or produce from the Benefitting Lands and to discharge and to permit to be emitted, released and deposited on, over and under the Servient Lands, dust, airborne particles, smoke, odour, vapour, vibration, noise and other obnoxious phenomena, and to use the Benefitting Lands for the purposes of conducting the Businesses all without liability to the Transferee, its successors and assigns and any of their employees, agents, contractors, tenants, subtenants or licensees, for any injury, damage, inconvenience or nuisance to the Servient Lands (or any use which may be made of the Servient Lands from time to time) arising out of or incidental to the carrying out of such Businesses.

1.2 AGREEMENT BY TRANSFEROR. The Transferor will not do or knowingly permit anything to be done on the Servient Lands which might interfere with the exercise of the Easement granted under this Agreement or with the Businesses or any other operations now or hereafter conducted on the Benefitting Lands.

1.3 RELEASE AND INDEMNITY. The Transferor, for itself and its successors, assigns and for any occupiers, tenants, subtenants or licensees of all or any portion of the Servient Lands, hereby releases the Transferee, and its successors, assigns and any of their employees, agents, contractors, tenants, subtenants or licensees, from any liability, right of action or claim, whether at law or in equity, which any of them may have in respect of the Businesses, operations or uses presently existing or hereafter conducted on the Benefitting Lands or in respect of any injury, damage, inconvenience or nuisance to the Servient Lands (or any uses which may be made of the Servient Lands from time to time) caused directly or indirectly by the Businesses, operations and uses presently existing or hereafter conducted on the Benefitting Lands. The Transferor will indemnify and save harmless the Transferee, and its successors and assigns, and any of their employees, agents, contractors, tenants, subtenants or licensees, from and against all liability, claims, damages and expenses in any way arising from, or caused by, any use made of the Benefitting Lands in the manner contemplated hereby or by the deposit, release or emission of any dust, airborne particles, smoke, odour, vapour, vibration, noise or other obnoxious phenomena on, over and under the Servient Lands as aforesaid.

1.4 SUBDIVISION. If the Lands are subdivided at any time either under the provisions of the Land Title Act or the Strata Property Act, as amended from time to time, or under the provisions of any similar legislation enacted from time to time:

     (a) on the deposit of a plan of subdivision, the burden and the benefit of each of the Easement and covenants herein granted will continue and will be annexed to and run with each of the new parcels, lots, or other subdivided parcels and areas so created; and

     (b) on the deposit of a strata plan, the burden and the benefit of each of the Easement and covenants herein granted will continue and will be annexed to and run with each of the strata lots so created, provided that the liability of each strata lot owner for the performance and observance of the covenants and obligations under this Agreement of the owner of the parcel for which the strata plan was deposited will be in proportion to the unit entitlement of such strata lot as established by the strata plan. The owners of the strata lots will cause the strata corporation to observe and perform the obligations of such owners under this Agreement, including, without limitation, paying all costs payable hereunder, receiving all payments to be received hereunder, and granting consents to be given hereunder, all on behalf of such owners.

1.5 PRIORITY. The Transferor will do or cause to be done all acts reasonably necessary to grant priority to this Agreement over all financial charges and encumbrances which may have been registered against the title to the Servient Lands prior to the date of registration of this Agreement, save and except those as have been specifically approved in writing by the Transferee or have been granted in favour of the Transferee.

                                    ARTICLE 2

                                     GENERAL

2.1 BINDING AGREEMENT. The Easement, covenants and agreements set out in this Agreement will burden and run with the Servient Lands and each and every part into which they may be subdivided and the owner or owners of the Servient Lands from time to time.

2.2 RESTRICTION ON LIABILITY. In spite of anything contained in this Agreement, the Agreement where liability arises by reason of an act or omission occurring after the Transferor ceases to have any further interest in the Servient Lands or the relevant portion of the Servient Lands.

2.3 BENEFIT OF EASEMENT. The Easement and the benefits, burdens and obligations of the Transferee will run with and enure to the benefit of the Benefitting Lands and the owner of the Benefitting Lands from time to time and the owner's respective servants, agents, licensees, invitees, sublessees, assigns and successors.

2.4 NO RESTRICTION. Nothing in this Agreement will be interpreted to restrict or prevent the Transferor, or its licensees and agents, from using the Servient Lands in any manner which does not interfere with the use of the Transferee, and its licensees and agents, of the Servient Lands in the manner provided for herein.

                                    ARTICLE 3

                                 INTERPRETATION

3.1 FURTHER ASSURANCES. Each of the parties will do or cause to be done all things and execute or cause to be executed all documents and give such further and other assurances which may be reasonably necessary to give proper effect to the intent of this Agreement.

3.2 TIME OF ESSENCE. Time will be of the essence of this Agreement.

3.3 GENDER AND NUMBER. Words in one gender include all genders, and words in the singular include the plural and vice versa.

3.4 INTERPRETATION NOT AFFECTED. In this Agreement, the use of separate parts and headings is for the convenience of reference only and will not affect how this Agreement is interpreted.

3.5 SEVERABILITY. If any section, term or provision of this Agreement is found to be partially or wholly illegal or unenforceable, then such sections or parts will be considered to be separate and severable from this Agreement and the remaining sections or parts of this Agreement, as the case may be, will be unaffected thereby and will remain and be enforceable to the fullest extent permitted by law as though the illegal or unenforceable parts or sections had never been included in this Agreement.

3.6 GOVERNING LAWS. This Agreement will be governed by and construed in accordance with British Columbia law and applicable Canadian law and will be treated in all respects as a British Columbia contract.

3.7 SUBMISSION TO JURISDICTION. Each of the Transferor and the Transferee will:

     (a)  submit to the jurisdiction of the British Columbia courts,

     (b) if not incorporated or registered in British Columbia, appoint an agent to receive service of any process in British Columbia, and

     (c) if any appointed agent is required, notify the other of the name and address of its appointed agent.

3.8 NOTICES. In this Agreement:

     (a) any notice or communication required or permitted to be given under the Agreement will be in writing and will be considered to have been given if delivered by hand, transmitted by facsimile transmission or mailed by prepaid registered post in Canada, to the address or facsimile transmission number of each party set out below:

          (i)  if to Transferor:

               ________________________________
               Attention: _____________________
               Fax No: ________________________

          (ii) if to Transferee:

               ________________________________
               Attention: _____________________
               Fax No: ________________________
          or to such other address or facsimile transmission number as any party may designate in the manner set out above;

     (b)  notice or communication will be considered to have been received:

          (i) if delivered by hand during business hours on a business day, upon receipt by a responsible representative of the receiver, and if not delivered during business hours, upon the commencement of business on the next business day;

          (ii) if sent by facsimile transmission during business hours on a business day, upon the sender receiving confirmation of the transmission, and if not transmitted during business hours, upon the commencement of business on the next business day; and

          (iii) if mailed by prepaid registered post in Canada, upon the fifth business day following posting; except that, in the case of a disruption or an impending or threatened disruption in postal services every notice or communication will be delivered by hand or sent by facsimile transmission;

     (c) for the purposes of this paragraph "business day" means a day which is not a Saturday nor defined as a "holiday" under the Interpretation Act (British Columbia) as amended or replaced from time to time.

3.9 JOINT AND SEVERAL. If a party is more than one person under this Agreement every representation, covenant and agreement on the part of the party to be observed and performed by that party will be the joint and several representation, covenant and agreement of each person comprising the party.

3.10 ENTIRE AGREEMENT. This Agreement is the entire agreement between the parties relating to the Servient and Benefitting Lands and supersedes any prior agreement, and neither party is bound by any representation, warranty or agreement not included in this Agreement, and in particular, no representation or warranty of a party not expressed in this Agreement is to be implied. [DRAFTING NOTE: DELETE TO THE EXTENT NOT APPLICABLE ON A CASE-BY-CASE BASIS]

3.11 COUNTERPARTS.

     (a) This Agreement may be executed and delivered in any number of counterparts, each of which will constitute an original and all of them taken together will constitute one agreement.

     (b) Delivery of a counterpart to a party will be effective if made to that party or to its counsel.

TO EVIDENCE THEIR AGREEMENT each of the parties has executed this Agreement by executing the Form C attached to and forming part of this Agreement.

                               PRIORITY AGREEMENT

               MEMORANDUM AS TO ENCUMBRANCES, LIENS AND INTERESTS

          _________________________ (THE "CHARGEHOLDER") HOLDER OF
          ___________________________________ AS MODIFIED BY
          ___________________________________ AND EXTENDED BY
          ___________________________________ AND
          ___________________________________ AS MODIFIED BY
          ___________________________________ AND EXTENDED BY
          ___________________________________ (TOGETHER THE "CHARGES") charging the lands described in Item 2 of Part 1 of this Instrument attached hereto (collectively the "Lands")

FOR ONE DOLLAR ($1.00) and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and agreed to by the Chargeholder, the Chargeholder, being the holder of the Charges, hereby consents to the granting of the Easement (the "ENCUMBRANCE") with respect to the Lands or portions thereof as more particularly set out in the attached agreement, and consents and agrees that the Encumbrance will be binding upon the Lands in priority to the Charges in the same manner and to the same effect as if the Encumbrance had been granted and registered against title to the Lands prior to the dating, execution and registration of the Charges and the advance of any moneys thereunder.

IN WITNESS WHEREOF, the Chargeholder has executed this Priority Agreement by causing is proper officers to sign in Item 8 of Part 1 of this Instrument as of the date stated therein.

                                 END OF DOCUMENT

                                   SCHEDULE C

               SUBDIVISION PLAN OF CHEMAINUS LUMBER YARDS FACILITY

                                   Schedule C

                                      (MAP)

                                   SCHEDULE D

                     SUBDIVISION PLAN OF CHEMAINUS HBU LANDS

                                   Schedule D

                                      (MAP)

                                   SCHEDULE E

                           TERMS OF FORESHORE LICENSE

                                   SCHEDULE E

                           TERMS OF FORESHORE LICENSE

                                     PART 1

                    DEFINITIONS, INTERPRETATION, AND GENERAL

1.1 DEFINITIONS. In this Schedule the following terms have the following meanings:

     (a) "Agreement" means the Amended and Restated Master Agreement between the Licensor and the Licensee, of which this Schedule forms a part;

     (b) "Business Day" means any day except Saturday, Sunday, or a British Columbia statutory holiday;

     (c)  "Fee" has the meaning set out in paragraph 4.1;

     (d) "GST" means so called "goods and services tax" or any similar sales tax, value added tax, multi-stage tax, business transfer tax, whatsoever called payable under the Excise Tax Act (Canada) or any replacement legislation;

     (e) "Hazardous Substance" means any substance which, when released into the Licence Area or the Lands or any part of them, or into the natural environment, is likely to cause, at any time, material harm or degradation to the Licence Area or the Lands or any part of them, or to the natural environment or material risk to human health, and includes, without limitation, any flammables, explosives, radioactive materials, asbestos, polycholorinated biphenyls, chlorofluorocarbons, hydro chlorofluorocarbons, urea formaldehyde foam insulation, radon gas, chemicals known to cause cancer or other toxicity, pollutants, contaminants, hazardous wastes, toxic substances or related materials, petroleum and petroleum products, or any substance declared to be hazardous or toxic or a pollutant, dangerous good, deleterious substance, effluent, hazardous waste or special waste, or words of similar meaning under any laws now or enacted in the future, which affect or apply to the Licence Area, the Lands, the Licensor, the Licensee, or any of them;

     (f)  "Interest" has the meaning set out in paragraph 4.2;

     (g) "Lands" means the foreshore area over which the Licensor holds a lease or licence;

     (h) "Laws" means all federal, provincial, municipal, regional, or local laws, statutes, regulations, rules, by-laws, ordinances, orders, or guidelines applicable to Licensee's use of the Licence Area, including, without limitation, those relating to

          Hazardous Substances, occupational health and safety, product liability, and transportation and "Law" means any one of them;

     (i) "Licence Area" means the portion or portions of the area of the Lands designated by the Licensor from time to time and made available for use by the Licensee in accordance with the Agreement, to provide the Licensee with the use of the Licensee's Proportionate Share of the log storage capacity of the Lands as provided in the Agreement;

     (j)  "Licensee" means the party entitled to use the Licence Area;

     (k) "Licensee's Proportionate Share" means the share of the log storage capacity of the Lands allocated to the Licensee by the terms of the Agreement, or as agreed between the Licensor and the Licensee if the Agreement does not provide for an allocation of a share to the Licensee;

     (l) "Licensor" means the party which is the holder of the Lands and who has agreed to permit the Licensee to use the Licence Area;

     (m)  "Lien" has the meaning set out in paragraph 5.1;

     (n) "Operating Costs" means the aggregate (without duplication) of all costs and expenses relating to the ownership, operation, and maintenance, of the Lands, including, without limitation, all costs and expenses of:

          (i) repairing, maintaining and (when necessary or prudent) replacing the dolphins and other improvements in or serving the Lands;

          (ii) all insurance which the Licensor is obligated to obtain, and any other insurance the Licensor elects to obtain, in respect of any risk or casualty, including public liability, property damage and loss of rental income insurance,

          (iii) garbage and waste collection and disposal,

          (iv) supervision and security systems,

          (v) all costs incurred in investigating, testing, monitoring, controlling, removing, disposing, enclosing, encapsulating or abating any Hazardous Substance in, on, under or above the Licence Area or the Lands or any part thereof which, in the opinion of any regulating authority having jurisdiction, is or may be harmful to or hazardous to any person or to the Licence Area or the Lands or any part thereof, and

          (vi) license, permit and inspection fees,

          but does not include:

          (vii) debt service incurred by the Licensor;

     (o) "Parties" means Licensor and Licensee and "Party" means any one of them;

     (p) "Prime Rate" means the highest annual rate of interest announced at the relevant time by the Royal Bank of Canada as a reference rate then in effect for determining interest rates on Canadian dollar commercial loans made by it in Canada;

     (q) "Taxes" means all taxes, rates, duties, levies and assessments whatsoever, whether municipal, parliamentary or otherwise, levied, imposed or assessed against the Lands, the Licence Area or any part of either of them or upon the Licensor in respect of them or in respect of the use of them by any competent authority, including, without limitation:

          (i) those levied, imposed or assessed for education, schools and local improvements,

          (ii) all costs and expenses (including legal and other professional fees) reasonably incurred by the Licensor in good faith in contesting, resisting or appealing any taxes, rates, duties, levies or assessments, and

          (iii) any and all taxes which may in future be levied in lieu of taxes as set out above provided such taxes relate to the value of the Lands or the Licence Area or any part of either of them,

          but excluding:

          (iv) income or profit taxes on the income of the Licensor to the extent those taxes are not levied in lieu of taxes, rates, duties, levies and assessments against the Lands or the Licence Area or any part of either of them or upon the Licensor in respect of them.

1.2 HEADINGS. The headings appearing in this Schedule have been inserted only for convenience and do not alter the meaning of this Schedule.

1.3 FURTHER ASSURANCES. The Parties will do such other things as may be necessary to implement this Schedule.

1.4 ASSIGNMENT. The Licensee will not assign, mortgage, charge or encumber its rights under this Schedule, in whole or in part, nor sublicense all or any part of the Licence Area or permit them to be used by any other person, except in accordance with the terms of the Agreement.

1.5 ENUREMENT. This Schedule enures to the benefit of and is binding upon the Parties and their respective successors and permitted assigns.

1.6 NON-WAIVER. If a Party waives a breach of this Schedule by another Party, the Party waiving does not waive their rights under this Schedule in respect of a continuing or subsequent breach. A Party may only waive rights under this Schedule in writing.

1.7 GOVERNING LAW. This Schedule is governed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in British Columbia which is the proper law of this Schedule and the Parties will submit to the jurisdiction of British Columbia for this purpose.

1.8 CURRENCY. All dollar amounts referred to in this Schedule are in lawful money of Canada.

1.9  TIME. Time is of the essence of this Schedule.

                                     PART 2

                                GRANT OF LICENCE

2.1 GRANT OF LICENCE. Subject to the consent of the Owner of the Lands (if required by the terms of the lease or licence of the Lands held by the Licensor), which consent the Licensor will use commercially reasonable efforts to obtain, Licensor grants to Licensee (in common with Licensor and others entitled through Licensor to use the Licence Area for the purposes of log storage) a licence to use the Licence Area on the terms and conditions set out in this Schedule.

2.2 USE OF LICENCE AREA. Licensee will use the Licence Area only for the purpose of log storage and for no other use or purpose without the written consent of Licensor, which consent may be unreasonably withheld.

2.3 NO TENANCY. This Schedule is intended to constitute a licence and not to confer any tenancy upon Licensee and possession of the Licence Area is retained by Licensor, subject to the rights of Licensee under this Schedule.

2.4 LICENSOR'S USE OF LICENCE AREA. Licensor and others authorized by Licensor may enter onto and make use of the Licence Area, provided that such use will not materially adversely affect the Licensee's use of the Licence Area for the purposes set out in this Schedule.

2.5 CONDITION OF THE LICENCE AREA. The Licensee acknowledges that the Licensor has made no representations or warranties to the Licensee concerning the condition of the Licence Area or of any of the improvements therein or as to their fitness for the Licensee's purposes.

                                     PART 3

                                      TERM

3.1 TERM. The term of the licence will commence on the date of the Agreement and will expire on the expiration or termination of the Agreement or on the Licensor no longer holding a lease or licence of the Lands, whichever first occurs.

                                     PART 4

                                       FEE

4.1 FEE. Licensee will pay to Licensor for the use of the Licence Area a fee ("FEE"), equal to the Licensee's Proportionate Share of the annual costs incurred in the maintenance and operation of the Lands, including without limitation,

     (a) the Licensee's Proportionate Share of all Operating Costs relating to the Lands;

     (b)  the Licensee's Proportionate Share of all Taxes relating to the Lands;

     (c) the Licensee's Proportionate Share of all utilities and service charges related to the Lands; and

     (d) all other sums of money required under this Schedule to be paid to the Licensor by the Licensee;

     together with all GST assessed upon or as a direct result of the payment of the Fee under this Schedule and such GST will not be considered to be part of the Fee, but the Licensor will have the same rights and remedies for non-payment of GST as it has for non-payment of the Fee.

     The Fee will accrue from day to day, and if for any reason it is necessary to calculate the Fee for less than one year or one month, an appropriate adjustment will be made pro rata on a daily basis to compute the Fee for that irregular period.

4.2 INTEREST. If Licensee fails to pay any sum required to be paid by Licensee to Licensor under this Schedule, Licensor will give notice to Licensee of such default, and the unpaid amounts will bear interest at the Prime Rate plus 6% per annum from the due date until paid in full.

4.3 MONTHLY INSTALMENTS AND ANNUAL RECONCILIATION. The Licensor may invoice the Licensee for the Fee payable by the Licensee in equal monthly instalments, in advance, based upon an estimate of the Licensee's Proportionate Share of the Operating Costs and Taxes for the next succeeding year. Within 90 days after the end of each year, the Licensor will make a final determination of the Licensee's Proportionate Share of the Operating Costs and Taxes for the relevant calendar year. If the amount determined exceeds the sum of the instalments paid by the Licensee for the year in question, the Licensee will pay to the Licensor within 30 days after the date of delivery of the statement by the Licensor the excess without interest or, if the sum of the instalments paid by the Licensee during the preceding year exceed the amounts calculated by the Licensor as due for that year, the Licensor will credit the Licensee, without interest, with the amount against the next ensuing payments of the Fee due by the Licensee and, if there are no ensuing payments, the amount will be paid to the Licensee forthwith, without interest.

                                     PART 5

                                    COVENANTS

5.1  COVENANTS. Licensee covenants and agrees with Licensor:

     (a)  to pay the Fee and its component parts when due;

     (b)  to use the Licence Area in compliance with:

          (i)  all Laws;

          (ii) the lease or licence of the Lands held by the Licensor; and

          (iii) the requirements of the insurers of the Licensor and the Licensee with respect to the Licence Area;

     (c) not to permit any person acting through or on behalf of Licensee to use, deal with, dispose, generate, handle, manufacture, process, produce, store, transfer, or transport any Hazardous Substance on the Licence Area except as may be required in the ordinary course of the conduct of Licensee's business on the Licence Area provided that such usage will be at all times in accordance with applicable laws, regulations, rules, by-laws, ordinances and prudent business practice and that all such Hazardous Substances brought on to the Licence Area by Licensee or any person acting through or on behalf of Licensee will, prior to the expiry of the term of the licence granted pursuant to this Schedule, be removed from the Lands, whether such Hazardous Substance was brought on by Licensee or any person acting through or on behalf Licensee in the ordinary course of the conduct of Licensee's business or not;

     (d) to promptly take any and all necessary remedial action in response to the presence, storage, use, disposal, transportation, discharge or release of any Hazardous Substance brought on, put under, or about the Licence Area by Licensee and such remedial action will be taken promptly so as to minimize any impairment to the Licence Area;

     (e) not to construct, erect, or place on the Licence Area or the Lands any improvements, or alter any existing improvements (beyond necessary repairs and maintenance) or carry out any dredging or deposit of materials within the Licence Area or the Lands, without the consent of Licensor, which consent may be unreasonably withheld;

     (f) to repair and maintain the Licence Area, including improvements and equipment located within the Licence Area used in connection with any utilities or services provided to the Licence Area, in a state of good repair and to forthwith repair same upon receipt of notice to such effect from Licensor;

     (g) upon termination of the licence to use the Licence Area pursuant to this Schedule, to remove all of Licensee's equipment and improvements from the Licence Area and to leave the Licence Area to the satisfaction of Licensor, acting reasonably, in the same state of cleanliness and good repair as it was at the date of the Agreement; and

     (h) at its own cost and expense, to cause any builders' lien or other lien ("Lien") for labour, services or materials alleged to have been furnished concerning the Licence Area on behalf of Licensee to be paid, satisfied, released, cancelled or vacated within 10 days after Licensor has sent to Licensee written notice of any claim for any Lien; provided that in the event of a bona fide dispute by Licensee as to the validity of any Lien, Licensee will be entitled to defend against same in any proceedings brought after first paying into court the amount claimed and such costs as the court may direct or after providing such other security to Licensor as Licensor may in its sole discretion require to ensure payment of the Lien; provided further and in spite of the foregoing that if there will be a Lien outstanding at the termination of the licence to use the Licence Area pursuant to this Schedule, or at any time during the term of the licence after Licensor gives delivery of notice to Licensee that it has entered into a bona fide agreement to sell, mortgage or assign the Lands, or any part of them, Licensee will cause the Lien to be paid, satisfied, released, cancelled or vacated immediately.

                                     PART 6

                                    INDEMNITY

6.1 LICENSEE'S INDEMNITY. Licensee releases and discharges Licensor, its officers, employees, agents, servants and successors and covenants and agrees to indemnify and save harmless Licensor, its officers, employees, agents, servants and successors from and against all damages, losses, costs, actions, causes of action, claims, demands, remediation orders, builders' liens, liabilities, expenses, indirect or consequential damages (including loss of profits and loss of use) which may arise or accrue to any person, firm or corporation against Licensor, its officers, employees, agents, servants and successors or which Licensor, its officers, employees, agents, servants and successors may pay, incur, sustain or be put to:

     (a) by reason of any negligent act or omission or wilful misconduct of Licensee or any of its invitees, licensees, contractors, subcontractors, employees, agents and permittees in connection with the exercise of the rights and obligations of Licensee under this Schedule or by the use by Licensee or any of its invitees, licensees, contractors, subcontractors, employees, agents and permittees of any part of the Licence Area; or

     (b) by reason of any default in the due observance and performance of the rights and obligations of Licensee under this Schedule.

     The Parties acknowledge and agree that the indemnities set out in this Part 6 will apply and continue from the date of the Agreement and will survive the expiry or termination of the licence to use the Licence Area pursuant to this Schedule. The Parties further acknowledge that the covenants set out in paragraph 5.1(d) and paragraph 5.1(g) will apply and continue from the date of the Agreement and will survive the expiry or termination of the licence to use the Licence Area pursuant to this Schedule.

                                     PART 7

                                    INSURANCE

7.1 INSURANCE. Licensee will take out and maintain during the term of the licence to use the Licence Area pursuant to this Schedule and any renewals of it such insurance as may be reasonably requested by Licensor including without limitation comprehensive general liability insurance against any liability, loss, costs, actions, suits, proceedings, claims, demands, and judgments, for all perils, including without limitation, personal injury, death, or property damage or loss arising out of Licensee's use of the Licence Area and naming Licensor as an additional insured with the benefit of a severability of interest or cross liability clause. The Licensee will provide Licensor with a certificate of such insurance and any renewal of it.

                                     PART 8

                                  MISCELLANEOUS

8.1 UNAVOIDABLE DELAYS. If a Party is prevented or delayed in complying with any of the terms of this Schedule by reason of events beyond its control including, without limitation, fire, exigencies of nature, and acts of God, but excluding the want of funds, such Party may give notice to the other Party of the event, and upon notice all times herein provided for will be extended by the period necessary to cure any such event and the Party affected will use all reasonable means to do so promptly.

                                   SCHEDULE F

                             TERMS OF FACILITY LEASE

                                   SCHEDULE F

                           TERMS OF USE AND OCCUPANCY

                                     PART 1

                              DEFINITIONS/SCHEDULES

1.1 DEFINED TERMS. In this Schedule:

     (a) "Additional Rent" means all sums of money to be paid by the Tenant, whether to the Landlord or otherwise, under this Schedule except Basic Rent;

     (b) "Agreement" means the Amended and Restated Master Agreement between the Landlord and the Tenant to which this Schedule forms a part;

     (c)  "Basic Rent" means the basic rent set out in paragraph 4.2(a)(i);

     (d) "Capital Tax" means the tax or excise imposed upon the Landlord on account of the capital of the Landlord as such amount is allocated by the Landlord to the Premises, based upon the Landlord's determination of the fair market value thereof in proportion to the fair market value of all of the capital assets of the Landlord within British Columbia, with capital considered to include capital stock, retained earnings, contributed and other surpluses, loans, advances, and other liabilities and such other items as are included in the tax base of the tax on capital under the Corporation Capital Tax Act (British Columbia), as amended or substituted from time to time;

     (e) "Easement Area" means the portion of the Land included in the Facility which does not form part of the Premises;

     (f) "Facility" means the land and buildings necessary for the operation of the business of the applicable dryland sort, log dump or both, the boundaries of which are in some cases more particularly defined by a subdivision plan attached to the Agreement, and where not defined by a subdivision plan attached to the Agreement, the boundaries of which are determined by agreement of the Landlord and the Tenant or, failing agreement, as determined by Part 20 of the Agreement;

     (g)  "Goods and Service Tax" or "GST" means the tax presently levied under
          Part IX of the Excise Tax Act (Canada) or as may be amended or substituted from time to time and includes any sales tax, multi-stage sales tax, value added tax, consumption tax or any other tax, levy, duty or assessment levied in lieu thereof or in addition thereto from time to time;

     (h) "Hazardous Substance" means any substance which, when released into the Premises or the Land or any part of them, or into the natural environment, is likely to cause, at any time, material harm or degradation to the Premises or the Land or any part of them, or to the natural environment or material risk to human health, and includes, without limitation, any flammables, explosives, radioactive materials, asbestos, polycholorinated biphenyls, chlorofluorocarbons, hydro chlorofluorocarbons, urea formaldehyde foam insulation, radon gas, chemicals known to cause cancer or other toxicity, pollutants, contaminants, hazardous wastes, toxic substances or related materials, petroleum and petroleum products, or any substance declared to be hazardous or toxic or a pollutant, dangerous good, deleterious substance, effluent, hazardous waste or special waste, or words of similar meaning under any laws now or enacted in the future, which affect or apply to the Premises, the Land, the Landlord, the Tenant, or any of them;

     (i)  "Land" means the land included in the Facility;

     (j) "Landlord" means the party which is the registered owner of the Land and who has agreed to permit the Tenant to use and occupy the Premises;

     (k)  "Schedule" means this Schedule, as amended from time to time;

     (l) "Leasehold Improvements" means all fixtures, trade fixtures, improvements, installations, alterations and additions from time to time made, erected or installed by, or on behalf of, the Tenant in or upon the Premises;

     (m) "Mortgage" means a mortgage or charge (including a deed of trust and mortgage securing bonds and all other indentures supplemental to it) on or in respect of the Land or Premises or any part of them, and includes all renewals, modifications, consolidations, replacements and extensions;

     (n) "Mortgagee" means the mortgagee or trustee for bondholders, as the case may be, named in a Mortgage;

     (o) "Operating Costs" means the aggregate (without duplication) of all costs and expenses relating to the ownership, operation, maintenance, repair, replacement and management of the Premises, including, without limitation, all costs and expenses of:

          (i) all insurance which the Landlord is obligated to obtain, and any other insurance the Landlord or its Mortgagee elects to obtain, in respect of any risk or casualty, including public liability, property damage and loss of rental income insurance,

          (ii) cleaning, painting, janitorial services, including snow and ice removal, garbage and waste collection and disposal,

          (iii) supervision and security systems,

          (iv) fees and other remuneration payable for operating, maintenance, engineering, legal and accounting services, and other consulting and professional services,

          (v) building supplies and rental equipment used in maintenance and operating services,

          (vi) repairs and replacements to, and maintenance of, the Premises including, but not limited to, the cost of gardening, landscaping and outdoor area maintenance and equipment, maintenance, other than capital costs,

          (vii) the portion attributable to the Term of the capital cost to the Landlord of any improvements or replacements made during the Term, calculated by amortizing the cost to the Landlord of the improvement or replacement over the estimated useful life of the improvement or replacement on a straight line basis,

          (viii) GST on goods and services provided by or on behalf of the Landlord, less any input tax credit available to the Landlord applicable to GST paid by the Landlord for goods and services provided by it hereunder,

          (ix) all costs incurred in acquiring, installing, operating, maintaining, revising repairing, restoring, renewing and replacing any energy conservation, fire safety, sprinkler and life safety systems and equipment for the Premises, and for effecting any improvements to the Premises made to comply with any changes in insurance or legal requirements, including any applicable laws or regulations governing, among other things, air pollution, air quality and environmental control standards, and for investigating, testing, monitoring, controlling, removing, disposing, enclosing, encapsulating or abating any Hazardous Substance in, on, under or above the Premises or any part thereof which, in the opinion of any regulating authority having jurisdiction, is or may be harmful to or hazardous to any person or to the Premises or any part thereof, and

          (x)  license, permit and inspection fees,

          but does not include:

          (xi) debt service incurred by the Landlord,

          (xii) Capital Tax, Taxes and taxes on the Landlord's net income,

          (xiii) fines, penalties, damages or expenses incurred by the Landlord due to its default or negligence or that of persons for whom it is legally responsible,

          (xiv) any depreciation or amortization of the cost of any improvements on the Land except as specifically provided in this definition, and there will be deducted from Operating Costs:

          (xv) recoveries under warranties, guarantees, insurance policies or other recoveries from third parties, to the extent they apply to costs included in Operating Costs;

     (p) "Permitted Business" means the permitted business described in paragraph 5.1;

     (q)  "Premises" means the building(s) included in the Facility;

     (r) "Prime Rate" means the highest annual rate of interest announced at the relevant time by the Royal Bank of Canada as a reference rate then in effect for determining interest rates on Canadian dollar commercial loans made by it in Canada;

     (s)  "Rent" means Basic Rent and Additional Rent;

     (t) "Taxes" means all taxes, rates, duties, levies and assessments whatsoever, whether municipal, parliamentary or otherwise, levied, imposed or assessed against the Land, the Premises or any part of either of them or upon the Landlord in respect of them or in respect of the use and occupation of them by any competent authority, including, without limitation:

          (i) those levied, imposed or assessed for education, schools and local improvements,

          (ii) all costs and expenses (including legal and other professional fees) reasonably incurred by the Landlord in good faith in contesting, resisting or appealing any taxes, rates, duties, levies or assessments, and

          (iii) any and all taxes which may in future be levied in lieu of taxes as set out above provided such taxes relate to the value of the Land or the Premises or any part of either of them,

          but excluding:

          (iv) income or profit taxes on the income of the Landlord to the extent those taxes are not levied in lieu of taxes, rates, duties, levies and assessments against the Land or the Premises or any part of either of them or upon the Landlord in respect of them;

     (u)  "Tenant" means the party entitled to use and occupy the Land;

     (v)  "Term" means the period of time set out in paragraph 3.1.

                                     PART 2

                                     INTENT

2.1 TRIPLE NET. The Tenant will duly and punctually pay all Rent without any deduction, abatement or set-off whatsoever, it being the intention of the Landlord and the Tenant that this occupancy is to be a completely carefree net occupancy to the Landlord. All expenses, costs, payments and outgoings incurred in respect of, or relating to, the Premises whether or not referred to in this Schedule, will be borne by the Tenant so that Rent will be absolutely net to the Landlord except as otherwise specifically provided in this Schedule.

                                     PART 3

                                 PREMISES, TERM

3.1 DEMISE. The Landlord leases the Premises to the Tenant on a month to month basis ("Term"), and the Tenant leases the Premises from the Landlord, on and subject to the covenants and agreements contained in this Schedule. Either party may terminate the occupancy upon 30 days written notice to the other party.

NOTE: FOR THE PURPOSES OF ANY LEASE REPLACING A LEASE LISTED IN SCHEDULE A TO THE AGREEMENT PURSUANT TO S. 22.5 OF THE AGREEMENT (HEREINAFTER REFERRED TO AS A "REPLACEMENT LEASE"), THE TERM SHALL BE AS PROVIDED IN THE ORIGINAL LEASE, SUBJECT TO THE TERMS OF THE AGREEMENT.

3.2 GRANT OF EASEMENT. The Landlord grants to the Tenant, for the use and enjoyment of the Tenant, its agents, employees, customers, invitees and all others doing business with the Tenant, an easement over the Easement Area to use such area with or without vehicles for any purposes relating to the use of the Premises and for access to and egress from the Premises. All agreements, covenants, terms and conditions of this Schedule relating to the Premises (including without limitation all covenants relating to the use of the Premises, the treatment of Hazardous Substances and the payment of all costs, expenses, Taxes and Operating Costs relating to the Premises) will apply equally, mutatis mutandis, to the Easement Area. The rights herein granted will run with and bind the Land, will be binding upon the Landlord and the Landlord's successors in title to all or any part of the Land, and will be appurtenant to and run with the Premises. The Landlord covenants to not grant to any other party any rights of occupation or use of, or access to, the Easement Area during the Term except with the consent of the Tenant, and will not itself use or have access to the Easement Area during the Term in a manner which will disturb or interfere with the Tenant's conduct of its business and operations in the Easement Area.

3.3 LICENCE OF THE ADJOINING FORESHORE. If the Facility is operated in conjunction with an area of foreshore or water lot leased by the Landlord from a third party or for which the Landlord holds a licence to use or occupy (such lease or licence is referred to in this Section as the "Foreshore Lease" and the area which is the subject of such lease or licence is referred to in this Section as the "Foreshore"), the Landlord hereby grants to the Tenant a licence to use the

Foreshore for the purposes permitted under this Schedule. If the consent of the landlord under the Foreshore Lease is required for the grant of the licence to the Tenant, the Landlord will use all reasonable efforts to obtain that consent and the grant of licence in this Section will be subject to obtaining that consent. All agreements, covenants, terms and conditions of this Schedule relating to the Premises (including without limitation all covenants relating to the use of the Premises, the treatment of Hazardous Substances and the payment of all costs, expenses, Taxes and Operating Costs relating to the Premises) will apply equally, mutatis mutandis, to the licence of the Foreshore. The rent paid by the Landlord under the Foreshore Lease with respect to periods included in the Term will be included among Operating Costs. The Tenant will not do anything during the Term which would be a breach of the terms of the Foreshore Lease.

                                     PART 4

                         BASIC RENT AND ADDITIONAL RENT

4.1 COVENANT TO PAY RENT. The Tenant covenants to pay when due Rent and all other costs and charges payable by it under this Schedule.

4.2 RENT, INCLUDING BASIC RENT.

     (a) During the Term, the Tenant will pay to the Landlord, at the office of the Landlord or at such other place in Canada as the Landlord designates from time to time in writing, in lawful money of Canada and without deduction, set-off or abatement, the aggregate of:

          (i)  Basic Rent of $1.00 for the Term plus GST;

          (ii) Additional Rent as specified in paragraph 4.3;

          (iii) all GST assessed upon or as a direct result of the payment of Rent under this Schedule and such GST will not be considered to be Rent, but the Landlord will have the same rights and remedies for non-payment of GST as it has for non-payment of Rent.

     (b) All Rent will accrue from day to day, and if for any reason it is necessary to calculate Rent for less than one year or one month, an appropriate adjustment will be made pro rata on a daily basis to compute the Rent for that irregular period.

4.3 ADDITIONAL RENT.

     (a) The Tenant will pay, when due, to the Landlord or to others, as required, as Additional Rent:

          (i)  all Operating Costs as set out in paragraph 4.3(b)(i)A;

          (ii) Taxes as set out in paragraph 4.3(b)(i)B;

          (iii) the costs of all utilities as provided in paragraph 4.3(b)(i)C;

          (iv) all taxes and assessments against Leasehold Improvements, as set out in paragraph 4.3(b)(i)D; and

          (v) all other sums of money required under this Schedule to be paid to the Landlord by the Tenant whether or not designated as Additional Rent other than Basic Rent.

     (b) (i) The Tenant will pay as Additional Rent, and discharge when they become payable as set out in any invoice therefor whether delivered by the Landlord or any other authority or supplier:

               A. all Operating Costs, whether invoiced by the Landlord to the Tenant or by any person who, in accordance with the provisions of this Schedule, supplies services or goods relating to the Premises or the Easement Area at the request or for the benefit of the Tenant;

               B. all Taxes relating to the Premises and the Easement Area, whether invoiced by the Landlord to the Tenant or by any applicable taxing authority, as may be allocated by the Landlord in accordance with paragraph 4.3(c);

               C. all utilities and service charges related to the Premises, whether invoiced by the Landlord to the Tenant or directly by any supplier, at the request or for the benefit of the Tenant; and

               D. all taxes, rates, duties and assessments and other charges that may be levied, rated, charged or assessed against the Leasehold Improvements (including, without limitation, trade fixtures) and furniture, equipment or facilities of the Tenant on or comprising part of the Premises, and every tax and licence fee in respect of every business or activity conducted on or from the Premises, or in respect of their use or occupancy by the Tenant and every assignee, subtenant, licensee or other person conducting business on or from the Premises, whether they are charged by a municipal, provincial, federal, school or other body.

          (ii) The Tenant will indemnify and save harmless the Landlord against payment for all losses, costs, charges, expenses and other liabilities arising from all the taxes, rates, duties, assessments, licence fees, Operating Costs, utilities referred to in this paragraph 4.3(b) and all amounts which may in the future be levied in lieu of them, and any losses, costs, charges and expenses suffered by the Landlord may be recovered by the Landlord in the same manner as Rent in arrears;

          (iii) On request of the Landlord the Tenant will deliver promptly to the Landlord receipts for payment of all amounts set out in paragraph 4.3(a) (unless invoiced by and paid directly to the Landlord).

     (c) If the Landlord is not provided by the taxing authorities with a separate allocation of the Taxes relating to the Premises and the Easement Area, the Landlord will make the allocation in an equitable manner and acting reasonably. If there is a dispute as to the method or amount of the allocation, the opinion of an independent professional real property tax consultant appointed by the Landlord and approved by the Tenant (whose fees will be borne equally by the Landlord and the Tenant) verifying the Taxes for the period covered by the certificate will be conclusive, absent manifest error. If the Parties are unable to agree on an independent professional real property tax consultant to perform this task then the dispute will be determined by a single arbitrator under the Commercial Arbitration Act (British Columbia). The Landlord may invoice the Tenant for the Taxes payable by the Tenant in equal monthly instalments, in advance, based upon an estimate of the Taxes for the next succeeding year. Within 90 days after the end of each year, the Landlord will make a final determination of the Taxes attributable to the Premises and Easement Area for the relevant calendar year. If the amount determined exceeds the sum of the instalments paid by the Tenant for the year in question, the Tenant will pay to the Landlord, as Additional Rent within 30 days after the date of delivery of the statement by the Landlord the excess without interest or, if the sum of the instalments paid by the Tenant during the preceding year exceed the amounts calculated by the Landlord as due for that year, the Landlord will credit the Tenant, without interest, with the amount against the next ensuing payments of Taxes due by the Tenant and, if there are no ensuing payments, the amount will be paid to the Tenant forthwith, without interest.

     (d) If any of the amounts referred to in paragraphs 4.3(a), 4.3(b) or 4.3(c) is not paid at the time required under this Schedule, it will be collectible as Additional Rent with the next instalment of Rent falling due, but nothing in this Schedule suspends or delays the payment of any amount of money when it becomes payable, or limits any other remedy of the Landlord.

     (e) The Tenant will pay to the Landlord GST as required under this Schedule, and if there is no specific provision relating to a payment of GST, the following applies:

          (i) GST will be paid either at the same time and in the same manner as monthly payments of Rent are payable, or at the time the taxing authority in respect of GST requires them to be paid by the Landlord or the Tenant, whichever is earlier;

          (ii) if a specific assessment of GST is unknown for whatever reason or the Landlord has not estimated a monthly payment of GST, under paragraph 4.3(e)(iii) and any amount of GST is not paid in accordance with this Schedule, then the Tenant will pay the amount of GST to the

               Landlord within 5 business days of receipt of notice from the Landlord specifying the amount of the GST;

          (iii) the Landlord will, acting reasonably, estimate the amount of GST to be paid in advance with monthly payments of Rent for the period to which the estimate applies; and any necessary adjustment after the period in question will be made in the same manner as Taxes. All GST will be calculated and paid without regard to any input tax credits, set-offs, exceptions, exemptions or deductions to which the Landlord is or may be entitled, except as provided in the definition of Operating Costs. All payments of GST will be collectible as Additional Rent and the Landlord will have the same rights and remedies for nonpayment of GST as it has for nonpayment of Rent.

4.4 DISPUTE AS TO COSTS. If the Tenant disputes the amount of any monies to be paid by the Tenant to the Landlord under this Schedule, other than Basic Rent, the certificate of an independent Chartered Accountant appointed by, or acceptable to, the Landlord, and acceptable to the Tenant, to determine the amount will be conclusive and binding on the Landlord and Tenant, absent manifest error. The costs of obtaining that certificate will be immediately due and payable by the Tenant if the amount of money payable by the Tenant for the period, as established in the certificate, is not less than 95% of the amount claimed by the Landlord. If the Parties are unable to agree on an independent Chartered Accountant to perform this task then the dispute will be determined by a single arbitrator under the Commercial Arbitration Act (British Columbia).

                                     PART 5

                                 USE OF PREMISES

5.1 PERMITTED BUSINESS. The Tenant will use the Premises solely for the purpose of conducting the business of the sorting and dumping of logs or timber owned by the Tenant and the Tenant will not use the Premises or permit them to be used for any other purpose without the Landlord's prior written consent.

5.2 CONDUCT OF BUSINESS. The Tenant will conduct its business in, reputable manner, and, at the request of the Landlord, the Tenant will immediately discontinue any business practice by the Tenant which is illegal or which, in the reasonable opinion of the Landlord, may harm or damage the Premises or expose the Landlord to liability or expense not otherwise recoverable hereunder.

5.3 OPERATIONS BY TENANT.

     (a) Without limiting the generality of its other obligations under this Schedule, the Tenant will operate the Premises in a good, efficient and business-like manner and will keep the Premises neat and clean having regard to the Permitted Business and the condition of the Premises at the commencement of the Term.

     (b) In regard to the use and occupancy of the Premises, the Tenant will at its expense:

          (i) comply with all laws, ordinances, rules and regulations of governmental authorities concerning or related to the Premises, including without limitation, those dealing with the construction, repair, maintenance, operation, environmental safety, use and occupancy of the Premises, and

          (ii) comply with all rules and regulations and policies established by the Landlord from time to time, acting reasonably, which apply to the Premises, provided such rules and regulations and policies are not inconsistent with the terms of this Schedule and are applicable to all users of the Facility whether during or before or after the Term.

NOTE: 5.3(B)(II) IS NOT APPLICABLE TO A REPLACEMENT LEASE.

                                     PART 6

                                     ZONING

6.1 ZONING. The Tenant acknowledges that it has conducted its own investigation of the zoning of the Premises and has satisfied itself that its operations do not and will not contravene such zoning and the Tenant further acknowledges that it has not relied upon any representation of the Landlord in respect of the zoning of the Premises.

                                     PART 7

                                     REPAIR

7.1 LANDLORD NOT OBLIGED TO REPAIR. The Landlord will not be obliged to furnish any services or facilities or to make any repairs or alterations in or to the Land or the Premises, the Tenant hereby assuming the full and sole responsibility for the condition, operation, repair, replacement, maintenance and management of the Premises.

7.2 TENANT'S REPAIR. The Tenant will at its cost:

     (a) maintain, operate and repair the Premises and keep all portions of the Premises in good and substantial repair, consistent with their condition and state of repair at the commencement of the Term, including without limitation all Leasehold Improvements and all furniture, equipment and other facilities, wiring, piping, lighting and plumbing fixtures, operating equipment and the plumbing, sprinkler, heating ventilating, air conditioning and humidity control systems located on, in, under, above or which directly serve the Premises, the walls, foundation, roof and structural elements of the Premises and all glass and utilities in the Premises; and

     (b) permit the Landlord upon reasonable notice or at any time during an emergency or apparent emergency, to enter and examine the state of operation, maintenance and repair, and the Landlord may give notice to the Tenant requiring that the Tenant perform such maintenance or repair as the Landlord may find necessary from such examination and the Tenant will immediately effect and pay the cost of such maintenance and repair.

          NOTE: FOR A REPLACEMENT LEASE THE TENANT MAY MAINTAIN THE PREMISES AS IT SEES FIT, PROVIDED THE LANDLORD IS NOT EXPOSED TO ANY LIABILITY ARISING OUT OF A LACK OF MAINTENANCE.

7.3 RENT NOT TO ABATE. The partial destruction or damage or complete destruction by fire or other casualty of the Premises will not terminate the Tenant's rights in relation to the Premises or entitle the Tenant to surrender possession of the Premises or to demand any abatement or reduction of the Rent or other charges payable under this Schedule, notwithstanding any law or statute now or in the future to the contrary.

7.4 TENANT'S OBLIGATIONS WHEN THE PREMISES ARE DAMAGED OR PARTIALLY DAMAGED. In the event of damage to or partial destruction of the Premises during the Term, the Tenant, subject to the regulations and requirements of any governmental authority having jurisdiction, will repair, replace or restore any part of the Premises so destroyed.

7.5 TENANT'S OBLIGATIONS WHEN THE PREMISES ARE COMPLETELY OR SUBSTANTIALLY DESTROYED. In the event of complete or substantially complete destruction of the Premises, the Tenant, subject to the regulations and requirements of any governmental authority having jurisdiction, will reconstruct or replace the Premises with structures comparable to those being replaced.

NOTE: FOR A REPLACEMENT LEASE THE TENANT MAY REPAIR OR REPLACE, OR NOT, AS IT SEES FIT, PROVIDED THE LANDLORD IS NOT EXPOSED TO ANY LIABILITY ARISING OUT OF THE RESULTING CONDITION OF THE PREMISES.

7.6 REPLACEMENT, REPAIR OR RECONSTRUCTION. Any replacement, repair or reconstruction of the Premises or any part thereof pursuant to the provisions of paragraphs 7.4 or 7.5 will be made or done in compliance with the provisions of
Part 7 and Part 14.

7.7 DILIGENCE AND QUALITY. All repairs to be done by or on behalf of the Tenant will be commenced as soon as reasonably practicable and completed diligently and in a good and workmanlike manner.

7.8 LANDLORD'S APPROVAL.

     (a) Before commencing any repairs, replacements, maintenance, alteration, decoration or improvements set out above, or elsewhere referred to in this Schedule, which are reasonably estimated by the Tenant to cost in excess of $25,000 the Tenant will obtain the Landlord's written approval and will, if reasonably required by the Landlord to do so, submit plans and specifications therefor or, if requested by the

          Landlord, permit the Landlord to effect the repair, replacement, maintenance, alteration, decoration or improvement, at the Tenant's cost.

     (b) The Tenant will not in any event make any alterations to the structure of any portion of the Premises or to exterior walls the Premises without the prior written consent of the Landlord.

     (c) The Tenant will supply the Landlord with copies of all plans prepared for the Tenant for any work done to the Premises.

NOTE: FOR A REPLACEMENT LEASE NO LANDLORD APPROVAL IS REQUIRED, BUT IMPROVEMENTS AND ALTERATIONS MUST BE MADE IN ACCORDANCE WITH APPLICABLE LAWS AND BYLAWS.

7.9 LANDLORD'S RIGHT TO DO TENANT'S REPAIR. If the Tenant refuses or neglects to repair, maintain, restore or replace properly as required under this Part and to the reasonable satisfaction of the Landlord, the Landlord may make such repairs, restoration or replacements without liability to the Tenant (including for the Landlord's negligence and the negligence of other parties for whom the Landlord is responsible in law) for any loss or damage that may accrue to the Tenant's merchandise, Leasehold Improvements, or other property or to the Tenant's business by reason thereof, and upon completion thereof, the Tenant will pay the Landlord's actual reasonable costs in the circumstances plus 15% of such costs, for making such repairs, restoration or replacements immediately upon presentation of an invoice for such costs.

NOTE: FOR A REPLACEMENT LEASE S. 7.9 IS NOT APPLICABLE, EXCEPT TO CURE NON-COMPLIANCE WITH APPLICABLE LAWS AND BYLAWS.

                                     PART 8

                        UTILITIES AND SERVICES - PREMISES

8.1 LIMITATION OF LIABILITY. The Landlord will not be liable to the Tenant in damages or otherwise for an interruption or failure in the supply of utilities or services to the Premises, but will take all commercially reasonable steps within its power to restore the supply of utilities or services as quickly as reasonably possible, to the extent the interruption or failure is due to events on its lands or within its control and not caused by the Tenant.

8.2 TENANT NOT TO OVERLOAD UTILITY AND SERVICE FACILITIES. The Tenant will not install equipment that will exceed or overload the capacity of utility or service facilities and if, in the reasonable opinion of the Landlord, equipment installed by the Tenant requires additional facilities, they will be installed at the Tenant's expense in accordance with plans and specifications approved by the Landlord prior to installation, such approval not to be unreasonably withheld or delayed.

NOTE: FOR A REPLACEMENT LEASE S. 8.2 IS NOT APPLICABLE EXCEPT WHERE FACILITIES OF THE LANDLORD OUTSIDE THE FACILITY ARE JEOPARDIZED.

                                     PART 9

            SUBORDINATION, ATTORNMENT AND STATUS STATEMENT BY TENANT

9.1 SUBORDINATION AND ATTORNMENT.

This Tenant's rights pursuant to this Schedule are subordinate to every Mortgage and the Tenant will subordinate its rights under this Schedule to every Mortgage that comes into being and execute promptly and in registrable form a document in confirmation of the subordination if requested by the Landlord, in which the Tenant also will agree with the Mortgagee that if the Mortgagee becomes a mortgagee in possession or takes action to realize the security of the Mortgage the Tenant will attorn to the Mortgagee as a tenant upon all the terms of this Schedule, but only if the Mortgagee agrees in writing to accept the attornment and permit the Tenant, if not in default, to continue in occupation of the Premises until the Tenant's rights under this Schedule are terminated by the passage of time or by action taken because of a default of the Tenant.

9.2 STATUS STATEMENT. At any time and from time to time within 10 days after a written request by a party hereunder, the other party will execute, acknowledge and deliver to the first party or an assignee, Mortgagee, proposed purchaser or other person as the first party designates, a certificate in a form and content reasonably requested by the first party to include, without limitation, statements that:

     (a) the Tenant's rights under this Schedule are unmodified and in force in accordance with its terms (or if there have been modifications, that the Tenant's rights under this Schedule are in force as modified, and identifying the modifications, or if the tenant's rights under this Schedule are not in force, that they are not) and that the Tenant is in possession of the Premises;

     (b)  the commencement date of the Term;

     (c) the date to which Rent has been paid with particulars of any prepayment of Rent;

     (d) whether or not there is an existing default by the Tenant in the payment of Rent or any other sum of money under this Schedule, and whether or not there is any other existing default by any party under this Schedule concerning which a notice of default has been given, and if there is any, specifying its nature and extent; and

     (e) whether or not there are any set-offs, defences or counterclaims against the enforcement of the obligations of the Tenant under this Schedule.

                                    PART 10

                             INSURANCE AND INDEMNITY

10.1 TENANT'S INSURANCE. The Tenant, at its expense, will maintain, throughout the Term and any period when it is in possession of all or any portion of the Premises, the insurance

("Insurance") described in this paragraph 10.1. The Tenant will cause each insurance policy to be (i) primary, non-contributing with, and not excess of, any other insurance available to the Landlord or the Mortgagee, (ii) contain a prohibition against cancellation or material change that reduces or restricts the Insurance (except on 30 days' prior written notice to the Landlord), (iii) in those instances in which the Landlord and the Mortgagee are insureds, contain a waiver in respect of the interests of the Landlord and the Mortgagee of any provision in any such insurance policies concerning any breach or violation of any warranties, representations or conditions in such policies, and (iv) be in a form and with insurers satisfactory to the Landlord and the Mortgagee. The Insurance is as follows:

     (a) all risks (including flood, sewer and drain back-up, earthquake and sprinkler leakage) property insurance on the Premises, which insurance will be endorsed to cover the gross rental value of the Premises, all in such reasonable amounts and with reasonable deductibles as approved by the Landlord, having regard to the size, age and location of the Premises;

     (b) all risks (including flood, sewer and drain back-up, earthquake and sprinkler leakage) property insurance on the Tenant's insurable property including, without limitation, merchandise, furniture, fixtures and Leasehold Improvements, to the full replacement value thereof, on a stated amount coinsurance basis, with a deductible as may be approved by the Landlord;

     (c) broad comprehensive boiler and machinery insurance on all objects and equipment contained in the Premises with deductibles not exceeding $1,000;

     (d) commercial general liability insurance concerning the Premises and the business conducted by the Tenant and any other persons in or from the Premises with inclusive limits of $5,000,000 per occurrence. This insurance will include, without limitation, owners' protective, products, completed operations, intentional acts to protect persons or property, personal injury, contingent employers' liability, and occurrence property damage. It will name the Landlord and the Mortgagee as additional insureds and will contain cross liability and severability of interests provisions;

     (e) Tenant's legal liability insurance for the actual cash value of the Premises, including loss of use;

     (f) non-owned automobile insurance, including contractual liability (S.E.F. No. 96) and, on an owner's form, covering all licensed vehicles operated by or on behalf of the Tenant, each with inclusive limits of not less than $1,000,000; and

     (g) any other form of insurance and with whatever higher limits that the Landlord or the Mortgagee reasonably requires from time to time.

10.2 WAIVER OF SUBROGATION, CROSS-LIABILITY, CO-INSURANCE. Any policy of insurance under paragraph 10.1(a), (b), and (c) will:

     (a) name the Landlord as an additional insured and contain a waiver of subrogation against the Landlord and its employees and agents or the Mortgagee, whether the loss or damage is caused by the fault, default, act, omission or negligence of the Landlord or those for whom the Landlord is in law responsible, to the extent such a waiver is available on commercially reasonable terms;

     (b) except concerning the Tenant's stock-in-trade, incorporate the standard mortgage clause of the Mortgagee;

     (c) cover all property owned by the Tenant or for which the Tenant is legally liable, located within the Premises, including, without limitation, the Leasehold Improvements, in an amount not less than the full replacement cost thereof, including by-laws extension, which will be reviewed at least annually by the Tenant and will be subject to the approval of the Landlord.

10.3 LANDLORD'S RIGHT TO REPAIR AND RECEIVE THE INSURANCE PROCEEDS. Should the Tenant fail to effect the restoration, reconstruction or replacement of the loss or damage in respect of which any insurance monies are payable without unreasonable delay, the Landlord will be entitled to effect such restoration, reconstruction or replacement and in such event, the Tenant will pay or cause to be paid to the Landlord such insurance monies in order to effect such restoration, reconstruction or replacement.

NOTE: FOR A REPLACEMENT LEASE S. 10.3 IS NOT APPLICABLE.

10.4 NO ALIENATION OF PROCEEDS. Except as provided in this Schedule, the Tenant will not assign or otherwise alienate any proceeds of insurance.

10.5 LANDLORD'S RIGHT TO INSURE FOR TENANT. If the Tenant fails to take out or keep in force any such Insurance, the Landlord will on not less than 48 hours' written notice to the Tenant have the right, but not the obligation, to do so and to pay the premium therefor and in such event the Tenant will repay to the Landlord the amount so paid by the Landlord as Additional Rent, payable on the first day of the next month following the payment by the Landlord, but if the Tenant cures that failure the Landlord will secure cancellation of the insurance taken out by the Landlord at the Tenant's cost.

10.6 LIMITATION OF LIABILITY. The Landlord will not be liable to the Tenant in respect of any loss, injury or damage to the Tenant or any other person for any loss, injury or damage arising from or out of any occurrence in, upon, at or relating to the Premises or any part thereof or any loss or damage to property (including loss of use thereof) of the Tenant or any other person located in the Premises, unless such injury, loss, or damage results from the default, negligence, act or omission of the Landlord, or its agents, servants, employees or any other person for whom the Landlord is in law responsible. Without limiting the generality of the foregoing, the Landlord is not liable in any circumstances for death, injury, loss or damage of or to persons or property resulting from fire, explosion, falling plaster, steam, gas, electricity, water, rain or snow or leaks from any part of the Premises or from the pipes, appliances or plumbing works or from the roof, street or sub-surface or from any other place or by dampness or by any other cause of any kind.

The intent of this paragraph is that, except as specifically provided above, the Tenant and any persons having business with the Tenant is to look solely to the Tenant's insurers to satisfy any claims which may arise on account of injury, loss or damage to the Tenant or any other person or to the property of the Tenant or of any other person, irrespective of the cause.

10.7 INDEMNIFICATION OF LANDLORD. The Tenant will indemnify the Landlord and save it harmless from and against all claims, actions, damages, liabilities, costs and expenses in connection with loss of life, personal injury or damage to property arising from any occurrence on the Premises, or the occupancy or use of the Premises, or occasioned wholly or in part by an act or omission of the Tenant, its officers, employees, agents, customers, contractors or other invitees, licensees or concessionaires or by anyone permitted by the Tenant to be on the Premises, unless such loss of life, personal injury or damage to property results from the default, negligence, act or omission of the Landlord, or its agents, servants, employees or any other person for whom the Landlord is in law responsible.

10.8 TENANT'S CONTRACTOR'S INSURANCE. The Tenant will require any contractor performing work on the Premises to carry and maintain, at no expense to the Landlord, comprehensive general liability insurance and other insurance in amounts and on terms reasonably determined by the Landlord and provide the Landlord with satisfactory proof of that insurance from time to time.

10.9 ACTS CONFLICT WITH INSURANCE.

     (a) The Tenant will not do, or omit to do, anything, or keep, use, sell or offer for sale on or from the Premises anything that may contravene any of the policies of insurance relating to any part of the Premises, or which will prevent the procurement of policies of insurance with companies acceptable to the Landlord.

     (b) The Tenant will not do or permit to be done, or omit to do or permit another person to omit to be done, any act which may render void or voidable, or which may conflict with, the requirements of any policy or policies of insurance relative to the Premises, including any regulations of fire insurance underwriters applicable to such policy or policies.

10.10 CANCELLATION OF INSURANCE. If any insurance policy on the Premises or any part of it is cancelled, or threatened by the insurer to be cancelled, or the coverage is reduced or threatened to be reduced by the insurer, because of the use or occupation of the Premises, and if the Tenant fails to remedy the condition giving rise to cancellation, threatened cancellation, reduction or threatened reduction of coverage within 48 hours after notice from the Landlord, the Landlord may either:

     (a)  re-enter the Premises and Part 15 will apply;

     (b) enter the Premises and remedy that condition, and the Tenant will pay to the Landlord the cost of doing so on demand as Additional Rent, and the Landlord will not be liable for damage or injury caused to property of the Tenant or others located on the Premises as a result of the entry or remedy; or

     (c)  terminate this occupancy.

10.11 TENANT'S PROPERTY AT ITS RISK. All property of the Tenant kept or stored in the Premises is at the risk of the Tenant.

10.12 SURVIVAL. The provisions of paragraph 10.7 will survive the expiration or sooner termination of the Term.

                                    PART 11

                            ASSIGNMENT AND SUBLETTING

11.1 LANDLORD'S CONSENT. The Tenant will not assign, mortgage, charge or encumber this its rights under this Schedule, in whole or in part, nor sublease all or any part of the Premises or permit them to be used or occupied by any other person, except in accordance with the terms of the Agreement.

11.2 ASSIGNMENT BY LANDLORD. If the Landlord sells or otherwise transfers an interest in the Land or the Premises, in whole or in part, to the extent that the purchaser or other party is responsible for compliance with the obligations of the Landlord under this Schedule, the Landlord without further written agreement will be released from all of its obligations in this Schedule.

                                    PART 12

                       WASTE AND GOVERNMENTAL REGULATIONS

12.1 WASTE. The Tenant will not commit or permit to be committed waste upon the Premises.

12.2 GOVERNMENTAL AND INSURANCE UNDERWRITERS' REGULATIONS.

     (a) The Tenant, at the Tenant's cost, will comply with the applicable requirements of all municipal, provincial, federal and other governmental authorities now in force or which may hereafter be in force, including without limitation, all laws and regulations pertaining to the use, possession, control, removal, disposal and abatement of Hazardous Substances and all other laws and regulations pertaining to the Tenant's occupancy or use of the Premises and will observe in any occupancy and use of the Premises all municipal by-laws and provincial and federal statutes and regulations now in force or which may hereafter be in force, and will comply with all regulations made by fire insurance underwriters. The provisions of this paragraph 12.2(a) will survive the expiration or earlier termination of this Schedule.

     (b) The Landlord may enter the Premises at any time or times, with as little interference to the conduct of the Tenant's business as is reasonably possible, to enable the Landlord to comply with any municipal by-law or provincial statute now or in the future applicable to the Premises whether or not the application of the by-law or statute to the Premises results from an act or omission of the Landlord or any other person.

     (c) If the Tenant has knowledge, or has reasonable cause to believe that any Hazardous Substance has come to be located on, under or about the Premises, the Tenant will, upon discovery of the presence or suspected presence of any Hazardous Substance, give written notice of that condition to the Landlord. Failure to provide written notice will be a default, permitting the Landlord to terminate this Schedule immediately.

     NOTE: FOR A REPLACEMENT LEASE, DELETE THE LAST SENTENCE OF (C)

     (d) If the Landlord, in its sole discretion, believes that the Premises or the environment have become contaminated with any Hazardous Substance, the Landlord, in addition to its other rights under this Schedule, may enter upon the Premises and obtain samples from the Premises and under the Premises, for the purpose of analysing the same to determine whether and to what extent the Premises or the environment have become so contaminated. To the extent that contamination is found and that such contamination was caused by the Tenant, the Tenant will reimburse the Landlord for the costs of such inspection, sampling and analysis.

     (e) Without limiting the above, the Tenant will indemnify and save harmless the Landlord from and against any and all claims, losses, liabilities, damages, costs and expenses, including without limitation, legal fees and costs on a solicitor and own client basis, arising out of or in any way connected with the use, manufacture, storage, or disposal of Hazardous Substances by the Tenant, its agents or contractors, on, under or about the Premises including, without limitation, the cost of any required or necessary repair, cleanup or detoxification and the preparation of any closure or other required plans in connection with this Schedule. The indemnity obligations of the Tenant under this paragraph will survive any termination of this Schedule.

                                    PART 13

                              CONDITION OF PREMISES

13.1 ACCEPTANCE OF PREMISES. The Tenant accepts the Premises "as is" knowing the condition thereof, subject to the terms of the Agreement.

13.2 NO REPRESENTATION. The Tenant acknowledges that there is no promise, representation, warranty, or undertaking by, or binding upon, the Landlord concerning the zoning of the Premises or concerning the condition or layout of, or the alterations, remodelling, decoration or installation of improvements, equipment or fixtures in the Premises, and the taking of occupancy is conclusive evidence as against the Tenant that any representations by the Landlord have been satisfied.

13.3 SURRENDER OF PREMISES. Upon the expiration or earlier termination of the Tenant's occupancy of the Premises, the Tenant will surrender the Premises to the Landlord in the condition in which they were required to be kept by the Tenant under the provisions of this Schedule.

                                    PART 14

                    LEASEHOLD IMPROVEMENTS AND TRADE FIXTURES

NOTE: FOR A REPLACEMENT LEASE PART 14 WILL BE REVISED TO REFLECT THAT THE TENANT OWNS THE IMPROVEMENTS AND FIXTURES AND LEASEHOLD IMPROVEMENTS, AND MAY ALTER, REMOVE OR REPLACE THEM AS IT SEES FIT, PROVIDED SUCH ACTIONS ARE DONE IN COMPLIANCE WITH APPLICABLE LAWS AND BYLAWS.

14.1 INSTALLATION AND CHANGES BY TENANT.

     (a) All Leasehold Improvements including, without limitation, trade fixtures installed by, or on behalf of, the Tenant will be of good quality. The Tenant will not make or cause to be made any Leasehold Improvement, change, addition or improvement, nor make or permit to be made any changes, alterations, substitutions, replacements or improvements affecting the structure of the Premises or the exterior appearance of the Premises or the operation of the mechanical systems including, without limitation, the heating, ventilation, air conditioning, humidity control, plumbing, electrical, or mechanical equipment in or connected with the Premises, without obtaining the prior written consent of the Landlord, such approval not to be unreasonably withheld or delayed. The Tenant will not create or cause to be created any mortgage, security interest or other encumbrance in respect of the Leasehold Improvements (including trade fixtures), except with the prior written consent of the Landlord.

     (b) The Tenant will present to the Landlord plans and specifications for any Leasehold Improvements or other changes or alterations to be carried out by or on behalf of the Tenant at the time approval is sought and the work will be done by contractors or other workers or tradesmen approved by the Landlord and in good and workmanlike manner with good quality materials.

     (c) The Tenant will pay, on demand, as Additional Rent, all the Landlord's costs and expenses in connection with any installations and changes by the Tenant, including, without limitation, the costs of supervising and inspecting the work and the cost of examining the Tenant's drawings and specifications, together with a sum of 10% of such costs, representing the Landlord's overhead.

14.2 REMOVAL OF INSTALLATIONS AND RESTORATION BY TENANT.

     (a) All Leasehold Improvements, other than trade fixtures installed by the Tenant, when installed become the property of the Landlord, without compensation to the Tenant, but the Landlord will have no responsibility for the repair, replacement, operation, maintenance or insurance of the Leasehold Improvements, which will remain the responsibility of the Tenant.

     (b) No Leasehold Improvements (excluding trade fixtures installed by the Tenant) will be removed from the Premises before the end of the Term without the prior consent in writing from the Landlord, such consent not to be unreasonably withheld or delayed. Upon termination of this Schedule the Leasehold Improvements (excluding trade fixtures installed by the Tenant) will remain the property of the Landlord unless required by the Landlord to be removed by the Tenant.

     (c) Upon the expiration or earlier termination of this Schedule, the Tenant will, at its expense, remove the Leasehold Improvements to the extent requested by the Landlord and all furniture, furnishings and equipment and make good any damage caused to the Premises by such installation or removal and restore the Premises to a condition of good and substantial repair, as required in paragraph 7.2. Every installation, removal or restoration by the Tenant of furnishings, equipment, furniture and, if applicable, Leasehold Improvements, will be done at the sole expense of the Tenant.

     (d) If the Tenant does not remove any Leasehold Improvements, or its furnishings, furniture or equipment as required by the Landlord, the Landlord may, without liability on its part, and not as a bailee, without notice to the Tenant, enter the Premises and remove such items at the Tenant's expense, plus an administration charge of 10% of such amount, which will be paid by the Tenant to the Landlord as Additional Rent, on demand, and such items may, without notice to the Tenant or to any other person and without obligation to account for them, be sold, destroyed, disposed of or used by the Landlord as it determines.

     (e) If the Tenant removes, or commences, attempts or threatens to remove any Leasehold Improvements, without the Landlord's consent, the Tenant hereby consents (without limiting any other rights of the Landlord) to the Landlord obtaining an injunction in a court of competent jurisdiction to restrain the Tenant from removing any of the items referred to from the Premises, and the Tenant will pay to the Landlord all fees (including without limitation, all professional fees and all legal fees on a solicitor and own client basis) and expenses incurred by or on behalf of the Landlord concerning obtaining such an injunction.

     (f) The Tenant's obligations under this paragraph 14.2 will survive the expiration or earlier termination of this Schedule.

14.3 NOT TO OVERLOAD FLOORS. The Tenant will not bring on the Premises anything that by reason of its weight, size or use, in the reasonable opinion of the Landlord, might damage the Premises and will not overload the floors of the Premises. If overloading occurs the Tenant will forthwith repair any damage or pay to the Landlord the cost of repairing the damage.

14.4 TENANT TO DISCHARGE ALL LIENS. The Tenant will promptly pay all its contractors, subcontractors and materialmen and do all things necessary to ensure that no lien is claimed against the Premises or any part thereof and should a claim of lien be filed as a result of work done or materials supplied for or on behalf of the Tenant, the Tenant will cause it to be discharged or vacated at the Tenant's expense within 7 days after it is brought to the attention of the Tenant or provide adequate security for it to the extent approved by the Landlord. The Landlord may, but it is not obligated to discharge the lien by paying the amount claimed to be due into court, or by any other means available to the Landlord, and the amount paid, plus all costs, including without limitation, professional and solicitors fees (on a solicitor and own client basis) incurred by or on behalf of the Landlord concerning the lien, plus any damages suffered by the Landlord as a result of the filing of the lien, will be forthwith paid, on demand, by the Tenant as Additional Rent. The Tenant acknowledges that the Landlord may file a notice of interest in the applicable land title office under the provisions of the Builders Lien Act or any legislation in amendment or substitution thereof evidencing that the Landlord is not responsible for any of the Tenant's improvements. The Tenant agrees to cooperate with the Landlord in respect of the same and, if necessary, to execute and deliver all other instruments and take any actions necessary to give effect to the same.

14.5 SIGNS, AWNINGS AND CANOPIES.

     (a) The Tenant will not place or permit to be placed or maintained on the roof or on any exterior or interior door, wall or window of the Premises or elsewhere on the Premises any sign, awning, canopy, decoration, lettering, advertising matter or other thing of any kind and will not place or maintain any decoration, lettering or advertising matter on the glass of any window or door of the Premises without first obtaining the Landlord's written consent.

     (b) The Tenant will comply, at its expense, with all requirements of authorities having jurisdiction regarding permits, licences and other consents for any signs installed.

     (c) At the expiration or earlier termination of this Schedule, the Tenant will remove, at its expense, any sign installed by it, repairing any damage caused thereby. Any part of the sign will, at the Landlord's option, be considered to be a Leasehold Improvement.

     (d) The Tenant will indemnify and save the Landlord harmless from any claims, loss or damage arising directly or indirectly from the Tenant's signage.

     (e) The Tenant waives all statutory rights now or in the future granted under municipal by-law in respect of any sign or signs that the Landlord erects in the Land and will execute immediately on the Landlord's request waivers, certificates or other papers in order to give effect to this waiver.

                                     PART 15

                                DEFAULT OF TENANT

15.1 TENANT'S DEFAULT. If:

     (a) the Tenant fails to pay any Rent when due, whether or not demanded by the Landlord, after having received 7 days notice of such default;

     (b) the Tenant fails to observe or perform any of its other obligations under this Schedule and the Tenant has not, within 30 days after notice from the Landlord specifying the default, cured the default or, if the cure reasonably requires a longer period, if the Tenant has not commenced to cure the default within the 30 day period and thereafter does not diligently pursue the cure of such default; or

     (c)  if re-entry is permitted under other terms of this Schedule;

the Landlord, in addition to any other right or remedy, may do any or all of the following:

     (d) re-enter and remove all persons and property from the Premises and the property may be removed and stored in a public warehouse or elsewhere at the cost of and for the account of the Tenant, all without service of notice or resort to legal process and without the Landlord being guilty of trespass or becoming liable for loss or damage occasioned by any of those actions; and

     (e) terminate the Tenant's occupancy of the Premises and all of the Tenant's rights under this Schedule.

15.2 BANKRUPTCY OR INSOLVENCY OF TENANT.

     (a)  If:

          (i) any of the goods and chattels of the Tenant on the Premises at any time during the Term are seized or taken in execution or attachment by a creditor of the Tenant or the Tenant receives a notice from one or more of its secured creditors that the creditor(s) intend to realize on security located at or upon the Premises,

          (ii) the Tenant makes an assignment for the benefit of creditors or any arrangement or compromise,

          (iii) a receiver-manager is appointed to control the conduct of the business of the Tenant on or from the Premises,

          (iv) the Tenant becomes bankrupt or insolvent or takes the benefit of an Act now or hereafter in force for bankrupt or insolvent debtors or files any proposal or a notice of intention to file a proposal,

          (v) proceedings are instituted by the Tenant or any other person for an order for the winding-up of the Tenant, or other termination of the corporate existence of the Tenant,

          (vi) without the written consent of the Landlord, the Tenant abandons or attempts to abandon the Premises, or

          (vii) any of the Tenant's assets on the Premises are taken under a writ of execution, charge, debenture or other security instrument,

          then the Landlord may re-enter and take possession of the Premises as though the Tenant or any other occupant of the Premises was holding over after the expiration of the Term and may, at its option immediately terminate the Tenant's rights under this Schedule by notice left upon the Premises.

     (b) The Tenant will immediately notify the Landlord if it receives from any of its secured creditors a notice under the Bankruptcy and Insolvency Act, or any legislation in amendment or substitution therefor, advising the Tenant that the secured creditor intends to realize upon its security located on the Premises.

     (c) Unless the Landlord expressly consents thereto, which the Landlord is not obliged to do, the Tenant will not exercise any right to repudiate its rights under this Schedule under the terms of a proposal filed under the Bankruptcy and Insolvency Act, or any legislation in amendment or substitution therefor.

15.3 LANDLORD MAY PERFORM TENANT'S OBLIGATIONS. If the Tenant fails to perform an obligation of the Tenant under this Schedule the Landlord may perform the obligation and for that purpose may enter on the Premises without notice and do anything in respect of the Premises that the Landlord considers necessary to cure the default. The Tenant will pay as Additional Rent all costs and expenses incurred by or on behalf of the Landlord plus 15% for overhead upon presentation of a bill. The Landlord will not be liable to the Tenant for loss or damage resulting from such action by the Landlord, including loss or damage resulting from the negligence of the Landlord or another person for whose negligence the Landlord is responsible in law.

15.4 RIGHT TO RELET.

     (a) If the Landlord re-enters, as provided in this Schedule, it may at its option, without terminating the Tenant's rights under this Schedule, make alterations and repairs considered by the Landlord necessary to facilitate a reletting, and relet the Premises or any part thereof as agent of the Tenant for such period of time and at such rent and upon such other terms and conditions as the Landlord in its discretion considers advisable.

     (b) Upon each reletting all rent and other monies received by the Landlord from the reletting will be applied, first to the payment of indebtedness other than Rent due hereunder from the Tenant to the Landlord, secondly to the payment of costs and expenses of the reletting including brokerage fees and legal fees and costs of the alterations and repairs, and third to the payment of Rent due and unpaid under this Schedule. The residue, if any, will be held by the Landlord and applied in payment of future rent as it becomes due and payable.

     (c) If the rent received from the reletting during a month is less than the Rent to be paid during that month by the Tenant, the Tenant will pay the deficiency to the Landlord. The deficiency will be calculated and paid monthly.

15.5 RE-ENTRY WITHOUT TERMINATION. No re-entry by the Landlord will be construed as an election on its part to terminate the Tenant's rights under this Schedule unless a written notice of that intention is given to the Tenant. Despite a reletting without termination, the Landlord may elect at any time to terminate Tenant's rights under this Schedule for a previous breach.

15.6 DAMAGES. If the Landlord terminates the Tenant's rights under this Schedule for any breach, then, in addition to other remedies, it may recover from the Tenant all damages it incurs by reason of the breach including, without limitation, the cost of recovering the Premises, and professional and other legal fees (on a solicitor and own client basis), all of which amounts will be immediately due and payable by the Tenant to the Landlord.

15.7 ACCELERATION OF RENT. If any of the events referred to in paragraph 15.1 or paragraph 15.2 occur then, in addition to all other rights available to the Landlord, including the rights referred to in this paragraph 15.7, the full amount of the current month's Basic Rent and Taxes, and all other payments required to be made monthly by the Tenant, and the next ensuing 3 months' Basic Rent and Additional Rent will immediately become due and payable as accelerated rent, and the Landlord may recover the accelerated rent in the same manner as Rent in arrears, including immediately distraining for it together with all other arrears then unpaid.

15.8 EXPENSES FOR REMEDYING BREACH. If the Landlord brings any proceeding against the Tenant arising from an alleged breach of an obligation of the Tenant in this Schedule and it is established that the Tenant is in breach of that obligation, the Tenant will pay to the Landlord all costs and expenses incurred by the Landlord in those proceedings including, without limitation, legal fees, on a solicitor and own client basis.

15.9 INTEREST ON OVERDUE MONIES. All overdue monies payable to the Landlord by the Tenant on any account whatever will bear interest at the Prime Rate plus 6% per annum from the due date until paid in full.

15.10 NO EXEMPTION FROM DISTRESS. None of the property of the Tenant on the Premises is exempt from levy by distress for Rent in arrears, and a claim being made for exemption by the

Tenant or on distress being made by the Landlord, this paragraph 15.10 may be pleaded as an estoppel against the Tenant in any proceedings brought to test the right to levy upon property claimed to be exempt.

                                     PART 16

                         REMEDIES OF LANDLORD AND WAIVER

16.1 REMEDIES CUMULATIVE. No exercise of a specific right or remedy by the Landlord or by the Tenant precludes it from, or prejudices it in, exercising another right or pursuing another remedy or maintaining an action to which it may otherwise be entitled either at law or in equity.

16.2 NO WAIVER. The waiver by the Landlord or the Tenant of a breach of an obligation in this Schedule will not be considered to be a waiver of a subsequent breach of that obligation or another obligation. The subsequent acceptance of Rent by the Landlord will not be a waiver of a preceding breach by the Tenant of an obligation in this Schedule, regardless of the Landlord's knowledge of the preceding breach at the time of acceptance of the Rent. No obligation in this Schedule will be considered to have been waived by the Landlord or by the Tenant unless the waiver is in writing signed by the Landlord or by the Tenant, as the case may be.

16.3 INJUNCTIVE RELIEF. If the Tenant breaches or threatens to breach any of the terms of this Schedule, the Landlord will have the right to injunctive relief, as if no other remedies were provided for in this Schedule.

                                     PART 17

                               ACCESS BY LANDLORD

17.1 RIGHT OF ENTRY.

     (a) The Landlord and its agents may enter the Premises at all reasonable times, on reasonable notice to the Tenant, to examine them and to show them to a prospective purchaser, tenant or mortgagee.

     (b) The Landlord, on reasonable notice to the Tenant, may make alterations, additions and adjustments to and changes of location of the pipes, conduits, wiring, ducts and other installations of any kind in the Premises where necessary in the opinion of the Landlord, but the Landlord will take commercially reasonable steps to minimize any disruption of the Tenant's business. The Landlord may take all material required on to the Premises without constituting an eviction of the Tenant in whole or in part. The Rent reserved will not abate while the alterations, additions or changes of location are being made by reason of loss or interruption of the business of the Tenant, or otherwise, and the Landlord will not be liable for damage to property of the Tenant or of others located on the Premises as a result of any entry including damage caused by the negligence of the Landlord or another person for whose negligence the Landlord is responsible in law.

     (c) The Landlord may place upon the Premises a notice "For Sale", which the Tenant will permit to remain without interference.

     (d) If after reasonable notice to the Tenant (except in the case of an emergency when no prior notice is required), the Tenant is not present to open and permit entry into the Premises when the Landlord requires entry, the Landlord or its agents may enter by a master key or may forcibly enter without rendering the Landlord or its agents liable for any damage or trespass and without affecting this Schedule. Nothing in this paragraph 17.1 imposes on the Landlord an obligation, responsibility or liability for the care, maintenance or repair of the Premises or any part thereof except as specifically provided in this Schedule. The Landlord will have the right at all times to enter on the Premises, on reasonable notice to the Tenant, in order to install, construct, operate, maintain, repair and replace any utilities and services, but the Landlord in doing so will exercise such right in a manner which is commercially reasonable to minimize the extent of interference with the use and enjoyment of the Premises.

17.2 EXCAVATION. If an excavation is made upon any lands adjacent to the Easement Area, or is authorized to be made, the Tenant will give to the person making the excavation permission to enter the Easement Area for the purpose of doing work required by the Landlord, without claim for damages or indemnification against the Landlord or abatement or diminution of Rent, provided that the Tenant may require such activities in the Easement Area to be done in a manner which, minimizes any disruption of the Tenant's operations in the Easement Area.

                                     PART 18

                                QUIET POSSESSION

18.1 QUIET ENJOYMENT. Subject to the observance and performance by the Tenant of all of its obligations under this Schedule, the Tenant may use and possess the Premises, in accordance with the provisions of this Schedule, for the Term, without interference by the Landlord, or any other party claiming by, through or under the Landlord, except as otherwise provided in this Schedule.

                                   SCHEDULE G

                     SUBDIVISION PLAN OF STILLWATER FACILITY

                                   Schedule G

                                      (MAP)

Note: Alternative versions of the subdivision boundaries are shown. The parties will determine the precise boundaries by agreement based on s. 15.1, or pursuant to Part 20 of the Agreement if agreement can not be reached.

                                   SCHEDULE H

           SUBDIVISION PLAN OF MENZIES BAY DRYLAND SORT/SHOP FACILITY

                                   Schedule H

                                      (MAP)

                                   SCHEDULE I

             SUBDIVISION PLAN OF PORT MCNEILL DRYLAND SORT FACILITY

                                   Schedule I

                                      (MAP)

                                   SCHEDULE J

               SUBDIVISION PLAN OF PORT MCNEILL LOG DUMP FACILITY

                                   Schedule J

                                      (MAP)

                                   SCHEDULE K

                     SUBDIVISION PLAN OF SNUG BASIN FACILITY

                                   Schedule K

                          Snug Basin DLS - Subdivision

                                      (MAP)

Note: Alternative versions of the subdivision boundaries are shown. The parties will determine the precise boundaries by agreement based on s. 15.1, or pursuant to Part 20 of the Agreement if agreement can not be reached.

                                   SCHEDULE L

                     LIST OF REQUIRED UPLAND OWNERS CONSENTS

Port Alberni Inlet
Lot 280G
Lot 2004
Lot 290G
Lot 292G
Lot 293G

Ferguson Bay
Lot 143

Alliford Bay
Lot 957

                                   SCHEDULE M

           DESCRIPTION OF CRITICAL ACCESS LANDS AND FORM OF STATUTORY
                             RIGHT OF WAY AGREEMENT

                             CRITICAL LANDS LISTING

                           APPROX.
                   ROAD     LENGTH                                                   THLB ACCESSED
   OPERATION     SEGMENT     (KM)        GENERAL LOCATION             ISSUES           (EST. HA)     MAP ID
--------------   -------   -------   -----------------------   -------------------   -------------   ------
STILLWATER          1        2.0     North of Stillwater DLS   REDACTED FOR FILING           1,039      1
(TFL 39 BLK 1)                                                       PURPOSES
                    3        4.0     Adjacent to western                                    12,400      2
                                     shore of Lois Lake

                    4        2.5     West shore of Dodd Lake                                17,400      2
                                     up to along the east
                                     shore of Goat Lake

                    5        2.6     Adjacent to Horseshoe                                     313      2
                                     Lake

                    6        1.6     South of Powell Lake                                      700      3

                    7        0.9     Eastern shore of Powell                                   320      3
                                     Lake near northern tip
                                     of Goat Island

                    8        7.0     Olsen Creek                                             3,000      3

                    9        1.3     Jim Brown Lake                                          2,900      3

NORTH ISLAND        10       0.8     Sayward (Kelsey Bay                                     4,500      4
TIMBERLANDS                          DLS)
(TFL 39 BLK 2)

                  14,15      2.0     Salmon River                                           21,000      5

PORT MCNEILL        16       2.1     North of Coal Harbour                                     900      6
TIMBERLANDS
(TFL 39 BLK 4)      17       1.0     Coal Harbour                                     Undetermined      6

QUEEN               18       1.1     South of Port Clements                                      0      7
CHARLOTTE                            (QCI)
TIMBERLANDS
(TFL 39 BLK 6)      19       1.0     Ferguson Bay (QCI)                                     40,200      7

                    20       1.5     King Creek                                              2,600      8

                    21      16.0     Phantom and Ghost Creek                                 5,100      8

                    22       3.0     Skowona Creek                                             910      8

                    23       1.0     Between Sandspit and                                      400      9
                                     Alliford Bay (QCI)

                    24       0.5     Alliford Bay (QCI)                                      5,000      9

                    25       0.2     Deland Bay                                              2,200      9

WEST ISLAND         26        0.2    Great Central Lake                                      3,500     10
TIMBERLANDS                          (North)
(TFL 44)

                    27        1.1    Great Central Lake                                      3,400     10
                                     (South)

                    28       17.0    Great Central Lake                                     15,200     10
                                     (access to Sproat Sort
                                     and Dump)

                  29,30      12.0    Nahmint (assumes volume                                 1,900     11
                                     is transported to
                                     Sproat Sort and Log
                                     Dump)

                    31        0.9    Snug Basin (Henderson                                     115     11
                                     Lake)

                    32        3.1    South side of                                             600     11
                                     Uchucklesit Inlet

                    33        1.8    Sarita Lake                                            30,000     11

                    34        3.2    Sarita Bay                                             27,000     11

                    35        1.2    Pachena Bay                                               500     11

                    36        0.8    West of Pachena Bay                                     2,800     11

                    37        2.1    Henderson Lake                                          9,000     12

PORT ALBERNI

                                                              PAGE 1 of 15 pages


LAND TITLE ACT

FORM C
(Section 233)

Province of British Columbia

GENERAL INSTRUMENT - PART 1   (This area for Land Title Office Use)

1. APPLICATION: (Name, address, phone number and signature of applicant, applicant's solicitor or agent)

     Per: _________________________________________________________________

2.   PARCEL IDENTIFIER(S) AND LEGAL DESCRIPTION(S) OF LAND:*
     (PID)   (LEGAL DESCRIPTION)

     SEE SCHEDULE

3.   NATURE OF INTEREST:*

                                                                PERSON ENTITLED
     DESCRIPTION                    DOCUMENT REFERENCE            TO INTEREST
     -----------                    ------------------          ---------------
                                   (page and paragraph)
     Statutory Right of Way        Pages 6 and 7, paragraph 1   Transferee

     Priority Agreement granting   Page 15                      Transferee
     Statutory Right of Way
     priority over _____________

     [DRAFTING NOTE: DELETE THIS DESCRIPTION OF INTEREST, AND DELETE THE PRIORITY AGREEMENT ATTACHED, ON A CASE BY CASE BASIS IF NOT REQUIRED]

4.   TERMS: Part 2 of this instrument consists of (select one only):

     (a)  Filed Standard Charge Terms   [ ]  D.F. Number:

     (b)  Express Charge Terms          [X]  Annexed as Part 2

     (c)  Release                       [ ]  There is no Part 2 of this
                                             instrument

A selection of (a) includes any additional or modified terms referred to in Item 7 or in a schedule annexed to this instrument. If (c) is selected, the charge described in Item 3 is released or discharged as a charge on the land described in Item 2.

5.   TRANSFEROR(S):*
     ____________________________________________________________________
     [DRAFTING NOTE: ITEMS 5 AND 6 OF THIS PART 1 SHOULD IDENTIFY EITHER:

     (A) ISLAND TIMBERLANDS GP LTD. (INC. NO. 0714328) OF 2050 - 1055 WEST GEORGIA STREET, VANCOUVER, BC V6E 3R5 AS THE TRANSFEROR AND TRANSFEREE, OR

     (B) CASCADIA FOREST PRODUCTS LTD. (INC. NO. 0714374) OF [INSERT THEN CURRENT ADDRESS DETAILS] AS THE TRANSFEROR AND TRANSFEREE. SEE SECTION
          12.1 OF THE AMENDED AND RESTATED MASTER AGREEMENT]

     __________________________ (As to priority only) [DRAFTING NOTE: DELETE IF NOT APPLICABLE]

6.   TRANSFEREE(S): (including postal address(es) and postal code(s))*

     ______________________________, ___________________________________________
     ___________________________________________________________________________

7.   ADDITIONAL OR MODIFIED TERMS:*

     N/A

GENERAL INSTRUMENT

8. EXECUTION(S):** This instrument creates, assigns, modifies, enlarges, discharges, or governs the priority of the interest(s) described in Item 3 and the Transferor(s) and every other signatory agree to be bound by this instrument, and acknowledge(s) receipt of a true copy of the filed standard charge terms, if any.

Officer Signature(s)           EXECUTION DATE   Party(ies) Signature(s)
                              ---------------
                               Y     M     D
                              ---   ---   ---
                                                (as Transferor)


                                                                          by its
                                                -------------------------
                                                authorized signatory(ies):


---------------------------                     --------------------------------
Name:                                           Name:
      ---------------------                           --------------------------


                                                --------------------------------
(as to both signatures)                         Name:
                                                      --------------------------

OFFICER CERTIFICATION:

Your signature constitutes a representation that you are a solicitor, notary public or other person authorized by the Evidence Act, R.S.B.C. 1996, c. 124, to take affidavits for use in British Columbia and certifies the matters set out in
Part 5 of the Land Title Act as they pertain to the execution of this instrument.

*    If space insufficient, enter "SEE SCHEDULE" and attach schedule in Form E.

**   If space insufficient, continue executions on additional page(s) in Form D.

LAND TITLE ACT

FORM D

EXECUTIONS CONTINUED

Officer Signature(s)           EXECUTION DATE   Transferor/Borrower/ Party Signature(s)
                              ---------------
                               Y     M     D
                              ---   ---   ---
                                                (as Transferee)


                                                                          by its
                                                -------------------------
                                                authorized signatory(ies):


---------------------------                     --------------------------------
Name:                                           Name:
      ---------------------                           --------------------------


                                                --------------------------------
(as to both signatures)                         Name:
                                                      --------------------------

OFFICER CERTIFICATION:

Your signature constitutes a representation that you are a solicitor, notary public or other person authorized by the Evidence Act, R.S.B.C. 1996, c. 124, to take affidavits for use in British Columbia and certifies the matters set out in
Part 5 of the Land Title Act as they pertain to the execution of this instrument.

LAND TITLE ACT

FORM D

EXECUTIONS CONTINUED

Officer Signature(s)           EXECUTION DATE   Transferor/Borrower/ Party Signature(s)
                              ---------------
                               Y     M     D
                              ---   ---   ---
                                                (as Chargeholder)


                                                                          by its
                                                -------------------------
                                                authorized signatory(ies):


---------------------------                     --------------------------------
Name:                                           Name:
      ---------------------                           --------------------------


                                                --------------------------------
(as to both signatures)                         Name:
                                                      --------------------------

OFFICER CERTIFICATION:

Your signature constitutes a representation that you are a solicitor, notary public or other person authorized by the Evidence Act, R.S.B.C. 1996, c. 124, to take affidavits for use in British Columbia and certifies the matters set out in
Part 5 of the Land Title Act as they pertain to the execution of this instrument.

LAND TITLE ACT

FORM E

SCHEDULE

ENTER THE REQUIRED INFORMATION IN THE SAME ORDER AS THE INFORMATION MUST APPEAR ON THE FREEHOLD TRANSFER FORM, MORTGAGE FORM OR GENERAL INSTRUMENT FORM

2.   PARCEL IDENTIFIER(S) AND LEGAL DESCRIPTION(S) OF LAND:*

     (PID)   (LEGAL DESCRIPTION)

     [DRAFTING NOTE: INSERT LEGAL DESCRIPTION OF APPLICABLE CRITICAL ACCESS LOCATION, SEE SECTION 12.1 OF THE AMENDED AND RESTATED MASTER AGREEMENT]

TERMS OF INSTRUMENT - PART 2

                             STATUTORY RIGHT OF WAY

THIS AGREEMENT dated ___________, 2005 is between:

          [NAME] (BC Incorporation No. __________________)

                                                              (the "Transferor")

AND:

          [NAME] (BC Incorporation No. __________________)

                                                              (the "Transferee")

BACKGROUND

A. The Transferor is the registered owner in fee simple of the lands described in Item 2 of Part 1 of this document ("Lands").

B. Section 218 of the Land Title Act (British Columbia) enables the Transferor to grant in favour of a pulp or timber corporation an easement without a dominant tenement to be known as a statutory right of way.

C. The Transferee is a pulp or timber corporation and requires the Transferor to grant to the Transferee a statutory right of way for the construction, maintenance and operation of a roadway and related works over that portion of the Lands ("Right of Way") comprising the area outlined in heavy black on the Explanatory Plan prepared by > and registered in the Land Title Office concurrently with this Agreement, a reduced photocopy of which is attached to this Agreement as Schedule 1.

D. The statutory right of way is necessary for the operation and maintenance of the Transferee's undertaking.

AGREEMENTS

For good and valuable consideration, the receipt and sufficiency of which each party acknowledges, the parties agree as follows:

                                    ARTICLE 1

                                  RIGHT OF WAY

1.1 GRANT. The Transferor grants to the Transferee, and its employees, agents, invitees, licensees, permittees and contractors, in perpetuity, subject only to the terms and conditions contained in this Agreement, the full free and unrestricted right, license, liberty, privilege, easement and right of way over the Right of Way with or without vehicles or equipment at all times to:

     (a)  enter over, on, in and under the Right of Way for the purpose of:

          (i) conducting surveys and examinations; digging up, removing and replacing soil; and laying down, constructing, ditching, excavating, drilling, operating, maintaining, inspecting, altering, removing, replacing, reconstructing, repairing, and installing one or more roads (collectively, the "Works"); and

          (ii) transporting persons and all types of property in, under, over, through and upon the Right of Way at all times and by any and all modes and means of transportation including off-highway haul vehicles for the purposes of transporting equipment, logs, timber, and all other things relative to the business of the Transferee, including without limitation doing all acts, things, and matters necessary, required, or desired to effect the safe and efficient transportation of persons and property in, under, over, through, and upon the Right of Way;

     (b) bring on to the Right of Way all materials and equipment the Transferee requires or desires for the Works;

     (c) clear the Right of Way and keep it clear of anything which in the opinion of the Transferee constitutes or may constitute an obstruction to the use of the Right of Way or the Works;

     (d) cross over the Lands for reasonable access to the Right of Way and to make reasonable ancillary use of the Lands for carrying out the Works; and

     (e) do all acts which in the opinion of the Transferee are incidental to the foregoing.

For greater certainty, it is acknowledged and agreed by the Transferor that the Transferee may in its sole discretion, exercised from time to time, permit other parties by license or similar agreement or otherwise to make use of the Right of Way for the purposes described herein.

1.2  AGREEMENT BY TRANSFEROR. The Transferor will:

     (a) not do or permit to be done any act or thing which in the opinion of the Transferee might interfere with, injure, impair the operating efficiency of, or obstruct access to or the use of the Right of Way or Works;

     (b) trim, or if necessary, cut down any tree or other growth on the Lands which in the opinion of the Transferee constitutes or may constitute a danger or obstruction to those using the Right of Way or Works;

     (c) execute all further documents and do all things for the better assuring to the Transferee the peaceable right to enjoy the Right of Way granted by this Agreement; and

     (d) repair at its own cost and expense any damage done to the Right of Way or Works as a result of the negligence or wilful acts of the Transferor or any of its employees, agents, invitees, licensees, permittees, contractors or workmen, in a proper and workmanlike manner and as expeditiously as reasonably possible, so as to minimize any impairment to the enjoyment of the statutory right of way granted herein.

1.3  AGREEMENT BY TRANSFEREE. The Transferee will:

     (a) use commercially reasonable efforts to cause as little interference to the Transferor, the Lands or any improvements on the Lands as is reasonable in the circumstances, reasonable wear and tear excepted;

     (b)  maintain the Works in a reasonable state of repair;

     (c) exercise care not to damage the Lands or cause any environmental harm to the Lands or any improvements on the Lands, and if the Transferee should cause any such damage or harm, to restore such damaged Lands or improvements to as close to their pre-damaged conditions as is reasonably practical or to remediate the environmental harm with reasonable dispatch, or where the Transferee considers restoration or remediation to be impractical, to reimburse the Transferor for all damage the Transferee has caused but not restored or remediated;

     (d) maintain with a reputable insurance company, for the benefit of both parties hereto, comprehensive general liability insurance covering all operations conducted by the Transferee on the Lands with a limit of not less than $2,000,000 per occurrence or such greater amount as the parties agree to be in accordance with industry standards from time to time. The Transferor will be named as an insured party under such policy of insurance and the Transferee will provide to the Transferor, upon request, copies of such insurance policy or a certificate evidencing that the foregoing insurance coverage is in effect;

     (e) indemnify and save harmless the Transferor from and against any and all claims, demands, awards, actions, proceedings, damages, losses, injuries, costs, expenses (including the full amount of any legal expenses) which may be suffered or incurred by the Transferor as a result or in respect of:

          (i) any breach, violation, or non-performance by the Transferee of any covenant, term or condition of this Agreement to be kept, observed or performed by the Transferee;

          (ii) any injury to persons (including injuries resulting in death), or loss of or damage to, property of the Transferor or others which is caused by or suffered as a result of the exercise of the rights contained in this Agreement; and

          (iii) any liens, attachments, charges or other encumbrances or claims upon or in respect of any property of or against the Transferor arising from the exercise of the rights contained in this Agreement.

1.4 WORKS. In spite of any rule of law to the contrary, the Works will remain the property of the Transferee.

1.5 RELOCATION OF RIGHT OF WAY. If the Transferee considers it necessary or convenient to alter the location of the Right of Way or the Works, the Transferor agrees to execute a new statutory right of way agreement in substantially the same form as this Agreement to authorize and protect the Right of Way in its new location and the Works in their new location and, on execution and registration of the new agreement, this Agreement will be considered to be null and void.

1.6 TITLE TO TIMBER. This Agreement will not operate to pass title to the timber on the Lands to the Transferee and the Transferor expressly reserves in perpetuity the right and title to timber whether now or hereafter growing, standing or lying on the Lands. If, in the course of exercising its rights under this Agreement, the Transferee finds it reasonably necessary to cut down and remove any timber, the title to the timber will remain with the Transferor. The Transferee will clear such timber in accordance with sound and accepted forestry practices, and will remove all limbs from any timber and hall and deck merchantable timber at a location suitable for pick-up by the Transferor. All non-merchantable timber and any debris caused in cutting down timber and all other vegetative growth removed by the Transferee will be cleaned up and removed from the Lands by the Transferee.

1.7 DEDICATION AS PUBLIC ROAD. If the Transferor dedicates portions of the Lands (other than those portions that comprise the Right of Way Area) as public roads and the Transferee, in its sole opinion, concludes that those roads provide sufficient access to the Transferee to satisfy the needs of the Transferee for access over the Lands and use of the Lands for the purposes described herein, and further the Transferee concludes that it no longer needs to use the Right of Way Area or the Works, then, if requested to do so by the Transferor and at the cost and expense of the Transferor, the Transferee will execute and deliver a discharge in registrable form of the statutory right of way granted herein.

1.8 SUBDIVISION. If the Lands are subdivided at any time either under the provisions of the Land Title Act or the Strata Property Act, as amended from time to time, or under the provisions of any similar legislation enacted from time to time:

     (a) on the deposit of a plan of subdivision, the burden and the benefit of each of the statutory right of way and covenants herein granted will continue and will be annexed to and run with each of the new parcels, lots, or other subdivided parcels and areas so created; and

     (b) on the deposit of a strata plan, the burden and the benefit of each of the statutory right of way and covenants herein granted will continue and will be annexed to and run with each of the strata lots so created, provided that the liability of each strata lot owner for the performance and observance of the covenants and obligations under this Agreement of the owner of the parcel for which the strata plan was deposited will be in proportion to the unit entitlement of such strata lot as established by the strata plan. The owners of the strata lots will cause the strata corporation to observe and perform the obligations of such owners under this Agreement, including, without limitation, paying all costs payable hereunder, receiving all payments to be received hereunder, and granting consents to be given hereunder, all on behalf of such owners.

1.9 PRIORITY. The Transferor will do or cause to be done all acts reasonably necessary to grant priority to this Agreement over all financial charges and encumbrances which may have been registered against the title to the Lands prior to the date of registration of this Agreement, save and except those as have been specifically approved in writing by the Transferee or have been granted in favour of the Transferee.

1.10 ARBITRATION. If there is a dispute or other failure to agree arising out of or in connection with this Agreement, then such matter will be resolved as follows:

     (a) either the Transferor or the Transferee may deliver to the other written notice requiring arbitration;

     (b) if the Transferor and the Transferee are unable to agree on an arbitrator within five (5) business days after the date of receipt of such notice, then either party may apply to the applicable authority for the appointment of a single arbitrator under the provisions of the Commercial Arbitration Act of British Columbia or successor legislation;

     (c) the arbitration proceedings will take place in Vancouver, British Columbia;

     (d) each party will be responsible for its own costs in the arbitration proceedings and each party will pay 50% of the costs of the arbitrator, except to the extent that the arbitrator may otherwise determine in the arbitral award; and

     (e) the arbitrator's determination of the dispute will be conclusive and binding on both the Transferor and the Transferee.

                                    ARTICLE 2

                                     GENERAL

2.1 EFFECT OF AGREEMENT. The covenants and agreements set out in this Agreement will burden and run with the Lands.

2.2 RESTRICTION ON LIABILITY. In spite of anything contained in this Agreement, neither the Transferor nor any future owner of the Lands will be liable under any of the covenants and agreements contained in this Agreement where liability arises by reason of an act or omission occurring after the Transferor or such future owner ceases to have any further interest in the Lands or the relevant portion of the Lands; however, each subsequent owner of the Lands will be bound by the terms of this Agreement.

2.3 NO RESTRICTION. Nothing in this Agreement will be interpreted to restrict or prevent the Transferor, or its licensees and agents, from using the Right of Way in any manner which does not interfere with the use of the Transferee, and its licensees and agents, of the Right of Way or the Works.

                                    ARTICLE 3

                                 INTERPRETATION

3.1 BINDING AGREEMENT. This Agreement will bind and benefit each of the parties, and each of their respective successors, heirs, executors, personal representatives and assigns.

3.2 FURTHER ASSURANCES. Each of the parties will do or cause to be done all things and execute or cause to be executed all documents and give such further and other assurances which may be reasonably necessary to give proper effect to the intent of this Agreement.

3.3 TIME OF ESSENCE. Time will be of the essence of this Agreement.

3.4 GENDER AND NUMBER. Words in one gender include all genders, and words in the singular include the plural and vice versa.

3.5 INTERPRETATION NOT AFFECTED. In this Agreement, the use of separate parts and headings is for the convenience of reference only and will not affect how this Agreement is interpreted.

3.6 SEVERABILITY. If any section, term or provision of this Agreement is found to be partially or wholly illegal or unenforceable, then such sections or parts will be considered to be separate and severable from this Agreement and the remaining sections or parts of this Agreement, as the case may be, will be unaffected thereby and will remain and be enforceable to the fullest extent permitted by law as though the illegal or unenforceable parts or sections had never been included in this Agreement.

3.7 GOVERNING LAWS. This Agreement will be governed by and construed in accordance with British Columbia law and applicable Canadian law and will be treated in all respects as a British Columbia contract.

3.8 SUBMISSION TO JURISDICTION. Each of the Transferor and the Transferee will:

     (a)  submit to the jurisdiction of the British Columbia courts,

     (b) if not incorporated or registered in British Columbia, appoint an agent to receive service of any process in British Columbia, and

     (c) if any appointed agent is required, notify the other of the name and address of its appointed agent.

3.9 NOTICES. In this Agreement:

     (a) any notice or communication required or permitted to be given under this Agreement will be in writing and will be considered to have been given if delivered by hand, transmitted by facsimile transmission or mailed by prepaid registered post in Canada, to the address or facsimile transmission number of each party set out below:

          (i)  if to Transferor:

               __________________________________
               Attention: _______________________
               Fax No: __________________________

          (ii) if to Transferee:

               __________________________________
               Attention: _______________________
               Fax No: __________________________

          or to such other address or facsimile transmission number as any party may designate in the manner set out above;

     (b)  notice or communication will be considered to have been received :

          (i) if delivered by hand during business hours on a business day, upon receipt by a responsible representative of the receiver, and if not delivered during business hours, upon the commencement of business on the next business day;

          (ii) if sent by facsimile transmission during business hours on a business day, upon the sender receiving confirmation of the transmission, and if not transmitted during business hours, upon the commencement of business on the next business day; and

          (iii) if mailed by prepaid registered post in Canada, upon the fifth business day following posting; except that, in the case of a disruption or an impending or threatened disruption in postal services every notice or communication will be delivered by hand or sent by facsimile transmission;

     (c) for the purposes of this paragraph "business day" means a day which is not a Saturday nor defined as a "holiday" under the Interpretation Act (British Columbia), as amended or replaced from time to time.

3.10 JOINT AND SEVERAL. If a party is more than one person under this Agreement every representation, covenant and agreement on the part of the party to be observed and performed by that party will be the joint and several representation, covenant and agreement of each person comprising the party.

3.11 ENTIRE AGREEMENT. This Agreement is the entire agreement between the parties relating to the Lands and supersedes any prior agreement, and neither party is bound by any representation, warranty or agreement not included in this Agreement, and in particular, no representation or warranty of a party not expressed in this Agreement is to be implied.

3.12 COUNTERPARTS.

     (a) This Agreement may be executed and delivered in any number of counterparts, each of which will constitute an original and all of them taken together will constitute one agreement.

     (b) Delivery of a counterpart to a party will be effective if made to that party or to its counsel.

TO EVIDENCE THEIR AGREEMENT each of the parties has executed this Agreement by executing the Form C attached to and forming part of this Agreement.

                                   SCHEDULE 1

                                EXPLANATORY PLAN

                               PRIORITY AGREEMENT

               MEMORANDUM AS TO ENCUMBRANCES, LIENS AND INTERESTS

          _________________________ (THE "CHARGEHOLDER") HOLDER OF
          ___________________________________ AS MODIFIED BY
          ___________________________________ AND EXTENDED BY
          ___________________________________ AND
          ___________________________________ AS MODIFIED BY
          ___________________________________ AND EXTENDED BY
          ___________________________________ (TOGETHER THE "CHARGES") charging the lands described in Item 2 of Part 1 of this Instrument attached hereto (collectively the "Lands")

FOR ONE DOLLAR ($1.00) and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and agreed to by the Chargeholder, the Chargeholder, being the holder of the Charges, hereby consents to the granting of the Statutory Right of Way (the "ENCUMBRANCE") with respect to the Lands or portions thereof as more particularly set out in the attached agreement, and consents and agrees that the Encumbrance will be binding upon the Lands in priority to the Charges in the same manner and to the same effect as if the Encumbrance had been granted and registered against title to the Lands prior to the dating, execution and registration of the Charges and the advance of any moneys thereunder.

IN WITNESS WHEREOF, the Chargeholder has executed this Priority Agreement by causing is proper officers to sign in Item 8 of Part 1 of this Instrument as of the date stated therein.

                                 END OF DOCUMENT